Form 20-F/A
CONSOLIDATED TRILLION RESOURCES LTD
filed 2002-12-30
CIK 1012454

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

	[  ]  Registration statement pursuant to Section 12(b) or
12(g) of the
Securities Exchange Act of 1934
or
	[X] Annual report pursuant to Section 13 or 15(d) of the Securities
Exchange Act of 1934
	For the Fiscal Year ending June 30, 2002 or
	[ ] Transition report pursuant to Section 13 or 15(d) of the Securities
Exchange Act of 1934
	For the transition period from _____ to _____ (N/A)

Commission File Number:	   0-28248

CONSOLIDATED TRILLION RESOURCES LTD.
(formerly Trillion Resources Ltd.)
(Exact Name of Registrant as Specified in its Charter)

CONSOLIDATED TRILLION RESOURCES LTD.
(Translation of Registrant's Name into English)

Alberta, Canada
(Jurisdiction of Incorporation or Organization)

Suite 900 - 475 Howe Street
Vancouver, B.C.  V6C 2B3
(Address of Principal Executive Offices)

	Securities registered or to be registered pursuant to
Section 12(b) of the
Act:

	Title of Each Class				Name of Each Exchange
							on Which Registered

		N/A						N/A

Securities registered or to be registered pursuant to Section
12(g) of the Act:

Common Shares without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to
Section 15(d)
of the Act:

	N/A
(Title of Class)

Indicate the number of outstanding shares of each of the
issuer's classes of
capital or common stock as of June 30, 2002:
	8,899,512		Common Shares without par value.


Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

			YES	X				NO

Indicate by checkmark which financial statement item the registrant has elected to follow.

			ITEM 17	X	 		ITEM 18

Exhibit Index Page:	 F-1


TABLE OF CONTENTS

PART I 											PAGE

ITEM 1		Identity of Directors, Senior Management and
Advisors
	5

ITEM 2		Offer Statistics and Expected Timetable

	5

ITEM 3		Key Information
	5

ITEM 4		Information of the Company
		7

ITEM 5		Operating and Financial Review and Prospects

	12

ITEM 6		Directors, Senior Management and Employees

	14

ITEM 7		Major Shareholders and Related Party Transactions

	17

ITEM 8		Financial Information
		18

ITEM 9		The Offer and Listing
		18

ITEM 10	Additional Information
	19

ITEM 11	Quantitative and Qualitative Disclosure about Market
Risk
	21

ITEM 12	Description of Securities other than Equity Securities

	21

ITEM 13	Defaults, Dividend Arrearages and Delinquencies
		21

PART II 											PAGE

ITEM 14	Material Modifications to the Rights of the Security
Holders
and Use of Proceeds								21

PART III 											PAGE

ITEM 17	Financial Statements
	21

ITEM 18 	Financial Statements
	21

ITEM 19	Financial Statement and Exhibits
	22

GLOSSARY


Bankable Feasibility Study	means, "a study of the feasibility
of
establishments of any mine within the area of the Claims, prepared by an independent consultant (who shall be an internationally recognized expert in the field), upon which a decision to commence commercial mining may be made."

Kimberlite	a rock formation commonly found to host diamonds

mineralization	material containing minerals of value

resource	the estimated quantity and grade of mineralization
that is of
potential economic merit. A resource estimate does not require specific mining, metallurgical, environmental, price, and cost data, but the nature and continuity of mineralization must be understood A resource classification differs from "mineralization" as that term is used in National Policy 2-A in that the latter refers to a natural aggregate of one or more metallic minerals, which may or may not be of economic interest

tonne	dry long ton (2,240 pounds)


PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS


Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE


Not applicable.

ITEM 3			KEY INFORMATION
A. Selected Financial Data.

Table 1 - Presented in Accordance with Canadian GAAP.
(Thousands of Canadian dollars, except per share amounts)

						Years ended June 30
			2002		2001		2000		1999		1998

Total Revenues	964		4,298	3,605	9,386	9,381
Net Income	(369)	2,851	(1,735)	(32,918)	(30,530)
Income (Loss)
Per common
Share		(0.04)	0.32		(0.32)	(6.84)	(6.42)
Total assets	3,212	3,526	895		14,615	49,269
Long term debt	   -		   -		  -		   -		9,759
Total
Shareholders'
Equity		2,928	3,297	446		351		33,269


Table 2 - Presented in Accordance with U.S. GAAP.
	(Thousands of Canadian dollars, except per share amounts)


						Years ended June 30
			2002		2001		2000		1999		1998

Total Revenues	964		4,298	3,605	9,386	9,381
Net Income	(369)	3,139	(970)	(26,323)	(33,643)
Income (Loss)
Per common
Share		(0.04)	0.35		(0.18)	(5.47)	(7.08)
Total assets	3,291	3,617	802		34,467	42,638*
Long term debt	   -		   -		  -		   -		9,759
Total
Shareholders'
Equity		3,007	3,388	353		(702)	26,238*

Note:  Refer to Note 8 of the Company's 2002 Consolidated
Financial Statements
for a reconciliation of Canadian and U.S. GAAP.

*As restated to reflect Canadian and US GAAP differences for long term investments and mineral exploration.

CURRENCY AND EXCHANGE RATES

All dollar amounts set forth in this annual report are in Canadian dollars, except where otherwise indicated. The following table sets forth (i) the rates of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the June 30th period ends indicated; (ii) the average exchange rates in effect on the last day of each month during such periods; (iii) the high and low exchange rate during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

						Years ended June 30
			2002		2001		2000		1999		1998
Rate at end of
Period		0.65870	0.66070	0.6758	0.6775	0.6843
Average rate
During period	0.63796	0.65887	0.67941	0.6623	0.7054
High Rate		0.66560	0.68330	0.69830	0.6917	0.6983
Low Rate		0.61750	0.631160	0.65880	0.6307	0.7054

On December 27 2002, the closing buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve
Bank of New York was $0.6376 U.S. = $1.00 Canadian. Amounts converted from
Zimbabwe dollars to Canadian dollars in this registration statement have been calculated using a conversion rate of $1 Zimbabwe dollar to approximately each
Cdn. $0.0284(approximately $0.01875 US).

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.
D. Risk factors

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the import/export of capital affecting the remittance of interest, dividends or other payments to non-residential holders of Trillion's shares. Any such remittances to United States residents, however, may be subject to a 15% withholding tax pursuant to Article X of the reciprocal tax treaty between Canada and the Untied States. See Item 5 - Taxation.

Except as provided in the Investment Canada Act (the "Act"), there are no limitations under the laws of Canada or in the charter or any other constituent documents of Trillion on the right of foreigners to hold and/or vote the shares of Trillion.


ITEM 4	INFORMATION ON THE COMPANY
A. History and Development of the Company.

Consolidated Trillion Resources Ltd. [formerly Trillion
Resources Ltd.]
("Trillion" or the "Company") was incorporated by Articles of Incorporation issued pursuant to the provisions of the Business Corporation Act (Alberta) on
July 24, 1987, as amended on January 10, 1994 and January 15,
1999 wherein the
Company completed a stock consolidation and changed its name as first noted hereinabove. The registered office of Trillion is Suite 4500 - 855-2nd Street,
S.W. Calgary, Alberta T2P 4K7. The Company's principal place of business is
Suite 900 - 475 Howe Street, Vancouver, British Columbia, V6C 2B3, telephone number (604) 669-4777.

During 2000, Trillion reached an agreement with the holders of the Company's debt which allowed the Company to proceed with its' exploration projects. The debt obligations consisted of a US$6.66 million convertible debenture(the
"Debenture") plus interest payments of US$900,000 (the "Debenture Interest"), and a working capital loan of US$750,000 (the Bayham Loan), all in relation to the Company's Ndarama Mine in Zimbabwe, Africa. The Company's 100% ownership of the Ndarama Mine was held through two wholly-owned subsidiaries, Trillion
Resources (Guernsey) Limited as to 90%, and Trillion Zimbabwe (Private) Limited as to 10%. The Company agreed to sell its 90% ownership of the Ndarama Mine to the Debenture holder for an amount equal to the Debenture and Debenture Interest in excess of US$500,000. This discharged the Debenture and included the release of the 660,000 warrants. The Company satisfied the Bayham Loan obligation by selling its 10% ownership in the Ndarama Mine for an amount equal to the
US$750,000 loan. The remaining Debenture Interest (US$500,000) due to the
Debenture holder was paid in cash from working capital. The Company was granted an option to repurchase 100% ownership of the Ndarama Mine for US$8 million on or before December 31, 2000. The option expired without the Company exercising its rights.

During the third quarter of 2000, Trillion reached an agreement to sell its 50% interest in the Jena Mines to the Company's partner, Zimbabwe Mining Development
Corporation ("ZMDC") for Z$40,000,000 (approximately US$1.1 million dollars).
ZMDC is a parastatal corporation controlled by the Zimbabwe government.
Proceeds of the sale were utilized to retire remaining debts in Zimbabwe and provide working capital.

As a result of the Company's divestiture of its mining properties, Trillion has reverted to an exploration stage company wherein, there are no assurances that a commercially viable mineral deposit exists on any of the properties described herein, ( -see Property, Plants and equipment) and that further exploration will be required before a final evaluation as to the economic and legal feasibility can be determined.

The Company was given notice under the new Toronto Stock
Exchange (the "TSE")
Guidelines its listing was being reviewed based on market capitalization and discontinuance or divestiture of a substantial portion of its operations. On
August 1, 2000, the Company's shares were suspended from trading pursuant to the new TSE Guidelines.

In September, 2000 the Company reached an agreement to assign and transfer all of the Company's rights to its 15% interest in the Touba-
Biankouma nickel
laterite deposit in C"te d'Ivoire to it partner Falconbridge
International
(Investments) Limited for US$2,500,000.

During April, 2001 the Company entered into an agreement with BHP World
Exploration Inc. ("BHP") to explore BHP's Karasberg PGM-Ni property in Southern
Namibia. The Company can earn up to a 100% interest subject to a 2.5% NSR payable to BHP from any commercial production and back in rights. - see
Property, Plants and equipment.

On August 31, 2001 the Company's shares were delisted from the
TSE as a result
of the new TSE guidelines.   Trillion was unable to meet the new
requirements
mainly the market capitalization rules which required the company to trade 30 consecutive trading days with a market capitalization of Cdn.
$3,000,000.

On October 23, 2001, the Corporation announced it had entered into a letter of agreement to acquire a 100% interest in WT Maritime (Canada) Ltd. to be satisfied by the issue of 9,000,000 treasury shares of Trillion. The acquisition was subject to several conditions and, upon completion of the transaction, the current directors of the Corporation were to resign and new directors would be appointed. On November 22, as a result of the Company's due diligence review, receipt of an independent report and advice of the independent special committee, the Board of Directors made a decision not to proceed with the business transaction between Trillion and WT Maritime (Canada) Ltd.

On July 29, 2002 the Company announced it had entered into a letter of intent with Goswell Developments of South Africa ["Goswell"] for the exclusive right to market and utilize the technologies and systems currently operated by Goswell to recover aluminum from smelter dross. Subject to shareholder approval, the terms of the letter of intent include:

1. In consideration for being appointed as Goswell's sole representative,
Trillion is to issue up to 4 million treasury shares to Goswell as follows:

a.	2 million shares to be issued when an agreement is signed
with a third
party to build and install a Dross Recovery plant;
b.	1 million shares issued when financing is secured to build
the plant; and
c.	1 million shares upon successful completion and
commissioning of the plant.

2. Goswell is to provide the engineering and technical assistance to design, build and commission the first facility at normal commercial rates.

3. Goswell is to have first right to provide any equipment for the facilities.

On the successful completion of the agreement, a finders fee of 200,000 treasury shares of Trillion will be issued to an unrelated party.

With the sale of the last of Trillion's gold producing properties during 2000, the Company has returned to its roots as a mineral exploration company focused on Africa. With the recent transactions in Zimbabwe and the proceeds from the above Falconbridge sale, the Company has cleared itself of all long term debt and now has significant working capital with which to seek new acquisitions.
Trillion continues to have a contract drilling company in Zimbabwe. Trillion also has several exploration concessions which are now in care and maintenance due to the political situation in Zimbabwe.

Despite Trillion's divestiture of its mining assets in Zimbabwe, the Company maintains an office, and drilling company within the country as well as its extensive database. Trillion also maintains its connections with various private parties, which would be of use when the country gets back on track. The country continues to have many positive attributes, which include excellent infrastructure, educated work force, and excellent Archean geology containing considerable mineral wealth. Our decision to step away from operating situations in the country is supported by recent events in which a very small number of gold mining operations remain profitable with a high risk that more will become uneconomic due to the policies of the present regime. Many operations remain open because of the high cost of closure in Zimbabwe due to the local labour laws.

B.	Business overview.

Trillion is a mineral exploration company, operating in Africa.
The Company
carries out exploration for gold, diamonds, copper, nickel, platinum and uranium in that continent.

C.	Organizational structure

The Company has four subsidiaries, namely Trillion Zimbabwe Pvt.
Ltd. ("TLZ")
and ExDrill Pvt. Ltd. ("Exdrill") both of which are incorporated in Zimbabwe,
Trillion Resources (Guernsey) Ltd. ("TRG"), which is incorporated in Guernsey,
Channel Islands, and Trillion Resources Namibia (PTY) Ltd.


D. Property, plants and equipment

Ex-Drill

This is a drill contract company in which Trillion has a 70% equity interest.
The minority party's interest is to be earned through corporate profits. The drill equipment in Zimbabwe is in good working order. Due to the political instability of Zimbabwe and the inflationary and foreign exchange problems, the value of the drilling business capital assets are not reflected in the consolidated balance sheet at June 30, 2002. If the local turmoil persists the company will be required to source drill contracts in neighboring countries.
Ex-Drill is working towards this objective. The drill company also gives us the opportunity to earn interests in exploration targets through the supply of drilling and geological services.

Ngulube Diamond Project

Cratonic Zimbabwe Resources (Private) Ltd. ("CRZ") and TLZ have signed an options agreement on October 12, 1998 and subsequently amended on July 14, 1999, allowing CRZ the right to explore TLZ's diamond tenements for equity.

Under the terms of the agreement, TLZ is the registered owner of certain exploration concessions, collectively described as the Ngulube Diamond Project.
TLZ and CZR have entered into an option agreement whereby CZR, after it has expended not less than Z$10,000,000 over a period of no more than three years, may exercise its option to acquire 51% of the project. Upon completion of a
Bankable Feasibility Study at the sole cost of CZR, a further 29% interest may be earned. In accordance with the agreement, CZR is responsible for all costs of exploration (Z$10,000,000 Zimbabwe dollars) and all the costs associated with the preparation of a Bankable Feasibility Study.

TLZ's geochemical results from samples collected near and from the Ngulube kimberlite (NK1) (referred to as the "Ngulube Pipe") indicated it was a diamond prospective. CRZ's results from their extensive sampling have confirmed the diamond potential of this pipe.

The Ngulube Pipe is situated near the Botswana/Zimbabwe border some 150 km
south-west of Bulawayo.  Access is via tar road from Bulawayo to
Kezi onto
Maphisa and then well used gravel roads and tracks.
This project will move forward with the return of political
stability.  The
presence of commercial grade diamonds has been confirmed
throughout the 4-
hectare pipe.  The final grade determinations will resolve the economic
potential.  Approximately 4 tonnes were processed onsite through a heavy - media
plant, however, the results were inconclusvie as a major portion of this bulk
sample was washed away by a typhoon.   The project covers an
extensive area in
Zimbabwe and Botswana, which remains under active exploration. However, TLZ will only re-commence exploration once the political and economic situation improves in Zimbabwe.

In 2001, TLZ were informed by CRZ that they would not be proceeding to feasibility. The option agreement has been revised and Trillion will become the majority owner in the project after completion of certain expenditures.

Previous exploration costs, carried out by TLZ in 1997 have been written off and are included in costs associated with Zimbabwe and Botswana -
See Note 10 in the
Consolidated Financial Statements.

Karasberg Project

The Karasberg project consists of five (5) Exclusive Prospecting
Licenses
totaling 430,559.30ha which are owned or controlled 100% by BHP.

The property is located in southern Namibia, near the town of Karasberg, about
650 km from Windhoek by road. The road from Karasberg to the project is a fairly smooth dirt road. Some areas of the property require access by 4 wheel drive.

BHP have completed a regional exploration programme consisting of both airborne and ground geophysics, mapping and stream sediment and soil sampling. This work resulted in the identification of Cu-Ni-PGE soil geochemical anomalies and a bedrock conductor within a Ultramafic unit. The UTEM survey highlighted an obvious bedrock anomaly at a depth of between 100 - 200 m. Coincident soil geochemistry over this conductor (Ni,Cu,Au,Pt and Pd) is indicative of magmata sulphide mineralization at surface and the potential for massive sulphide concentrations at depth. The target is at drill ready stage.

Based on the Agreement, Trillion has been granted an option to acquire 100% subject to the following terms:

(	Trillion will complete a phase one exploration term which
will consist of
2000m of diamond drilling together with a "downhole" EM geophysics survey. At the end of this phase BHP has the right within 90 days, to elect to retain a 70% interest in the project by paying Trillion 2.5 times expenditures incurred during Phase 1. Trillion would then be carried for 30% to completion of
Feasibility Study.

(	Should BHP elect not to exercise its option, Trillion will
have the option
to complete Phase II. This will require Trillion to complete expenditures of
Cdn$1.5 million over a 4 year period with a minimum expenditure of Cdn$300,000 in the first 12 months. BHP will have the right to obtain a 70% interest during the second term, but not later that 90 days after receipt of the final report on the project, by paying Trillion 2.5 times expenditures incurred during the option terms.

Exploration  Budget
Trillion have approved an exploration budget for the period
August 2002 -
November 2002 as follows:

Work										Budget (USD)
to reestablish the BHP grid (94 km);			$3,000
to complete a ground magnetometry survey (94 km); 6,000
to complete a geological and structural mapping
survey (82 km).							6,000

Total Phase 1								$15,000

The ground magnetometry will allow the accurate localization on the ground of
the airborne magnetic anomaly that has been modeled. The ground magnetometry
survey will also reveal some details of the internal
stratigraphy and structure
of the ultramafic complex.
The geological survey will focus on documenting the location and the nature of
the footwall contact of the ultramafic unit, as well as its
internal
stratigraphy and structure.   This work commenced in August
2002, and it is
anticipated results of this work will be completed by year
December 31, 2002.

Phase 2 of the exploration program would consist of the drilling program itself.
Drilling up to three NQ diamond drill holes for a total of 1,000
m. Ultramafic
rocks would be systematically sampled and assayed for Cu, Ni, Au, Pd and Pt.

Work										Budget (USD)
NQ diamond drilling (3 holes, 1,000 m);			$85,000
Assays (800 samples)						12,000

Total Phase 2								$97,000

In addition, a provision equivalent to 15% of the field direct costs is recommended for general and administrative expenditures:

Work										Budget (USD)
G&A										$16,800

Total Budget (Phase 1, Phase 2 and G&A)			$128,800

Other Properties

Trillion continues to hold several exploration concessions in Zimbabwe much of which is optioned to other companies. Our interest is to maintain only core holdings that may be viable exploration targets once the political stability returns to the country. Exploration costs to date have been written off .



ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(all dollar amounts are in thousands of Canadian dollars except per share amounts)

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the years ended June 30,
2000 through 2002, should be read in conjunction with the consolidated financial statements of the Company and related notes therein, prepared in accordance with
Canadian generally accepted accounting principles. Unless expressly stated otherwise, all references to dollar amounts in this section are to Canadian dollars. Please refer to Note 8 of the Consolidated Financial Statements for a reconciliation to generally accepted accounting principles in the U.S.

A.	Operating results.

For the year ended 2002, the Company recorded a loss of $369,000 in comparison to a net income of $2,851,000 million for the year ended 2001.

The net loss was mainly attributed to fewer contracts and increased drilling expenses as a result of the hyper inflationary economy and the fact that several of the drilling consumables are US$ cost based, thereby creating an operational loss of $591,000. This was offset by a gain on sales of $157,000 from the
Company's investment in Canico Resource Corp.( See Related Party
Transactions.)
and interest income of $65,000 from interest earned on its short term investments.

The Company recorded a net income of $2.85 million for the year ended 2001 in comparison to a net loss of $1,735,000 million for the year ended 2000. .

The net income was attributable to the gain on the sale of its interest in the
Touba-Biankouma nickel laterite deposit in Cote d'Ivoire to its partner in the project, Falconbridge International (Investments) Limited for US $2.5 million
($3.8 million Canadian) which realized a gain of $3.4 million - See Note 5 of the Consolidated Financial Statements. Drilling operations reflected revenues of $730,000 and drilling expenses of $744,000; drilling asset amortization of
$32,000; and write down of drilling assets of $85,000. The remaining expenses were attributed to general and administrative.

During 2000, the Company recorded a net loss of $1,735,000 in comparison to a
net loss of $32,918,000 in 1999. The net loss for the year of
$1,735,000, was
primarily attributable to a $765,000 write down of Zimbabwe
mineral properties
and $744,000 of general and administrative expenses.   Mining
income of
$3,117,000 consisted of the Company's proportionate 50% share of ore sold from the Jena Mines for $1,573,000 and $1,544,000 from Ndarama. All Gold produced in
Zimbabwe is marketed by the Reserve Bank of Zimbabwe. The following table outlines mining revenues and directing mining costs for 2000:

Mining Revenues - 2000	Jena Mines - 50%	Ndarama	Total
Tonnes of ore mined		45,325			50,873	96,198
Ounces gold sold		3,271			3,210	6,481
average price per oz
      - Cdn$/oz		481				481
Total mining revenues
 $000's				1,573			1,544	3,117
Total direct costs 		1,634			2,691	4,325
Gross margin (loss) 	(61)				(1,147)	(1,208)

Exdrill (Private) Ltd.

The Company's 70% owned diamond drilling subsidiary, Trillion
Drilling Company
(Private) Limited changed its name to Ex-Drill (Private) Limited
("Ex-Drill")
in June 1998.    Ex-Drill earns income by providing drilling
contract services
to mining and exploration companies in Zimbabwe. Ex-Drill's costs include operation of equipment, wages and benefits, consumables such as drill bits, fuel, oil and drill lubricants. Ex-Drill charges various rates to the client per meter of drilling. This rate is dependent on size of drill core, depth of each hole drilled, type of rock to be drilled and overall total meters to be drilled. A fixed cost is also charged to mobilize and demobilize the equipment.
The following table outlines Ex-Drill's revenues and cost for the years 2002 to
2000.

($000's) Years ended June 30

2002			2001			2000
Revenues					$964			$730			$467
Drilling Costs
(excluding amortization)		$1,067		$744			$458
Average meters drilled		8,087		11,406
	5,496
Average income/meter		$119			$64			$85
Average cost/meter			$132			$65			$83

The revenue per meter continued to decrease in 2001 as in  2000 due to the
increased competition for fewer contracts.  In 2000 several
international mining
and exploration companies exited Zimbabwe due to the political and economic
situation, thereby reducing contracts.   Operating costs
increased again
significantly during 2002 in comparison to 2001 and 2000 due to the hyper inflationary economy and the fact that several of the drilling consumables remain US$ cost based.

Other Income:
a. Management Fees

The Company charged a management fee to operate the mines. This fee was based on 3% of total mining revenue. However in 2000 with the sale of both the
Ndarama and Jena mines this fee was canceled as part of both transactions, as a full fiscal year was not completed under the management contract. Ex-Drill also earns a small 1.7% management fee to operate the company on behalf of the local
30% partner. However, due to the decreased contracts in 2002, there were no management fees recorded for that period. The following table outlines the management fees for the fiscal years 2002 to 2000.

($000's) Years ended June 30

2002			2001			2000
Ex-Drill management fees		-			4			8
Exploration fees			-			-			-

Total fees				-			4			8

b. Interest and other

	During 2002 interest earned of $65,000 was from funds held
in Canada in
comparison to $115,000 for 2001.  During 2000 interest earned of
$13,000 was
from deposits held in Zimbabwe mostly attributed to interest on income from Ex-
Drill. In 1999 interest earned in the amount of $4,131 was from funds held in
Canada and $188,032 from funds held in Zimbabwe.
B.	Liquidity and Capital Resources


During the year ended 2002, the Company recorded a gain of sales of $157,000 as a result of a reverse take over of Oliver Gold Corp. by Hastings
Resource Corp.
Trillion in 2001 held an investment in 1,131,139 pre-consolidation common shares of Oliver Gold Corp. and based on a 9.3 to 1 basis the Company's investment as at June 30, 2002 was 121,628 (post consolidation) common shares of Canico
Resource Corp. The transaction was accounted for as a disposition of a portfolio investment with proceeds equal to the agreed value of the Canico shares on the transaction date of $1.94 per share and accordingly, the Company recorded a disposition for proceeds of $236 and a gain of $157.

During the year ended 2001, pre-consolidation, the Company utilized a portion of its Oliver shares held to reduce debt reducing its investment to $79,000.

During Trillion's operating year for 2001, the Company sold its rights to its
15% interest in the Touba-Biankouma nickel laterite deposit in C"te d'Ivoire to its partner Falconbridge International (Investments) Limited for US$2,500,000.
The proceeds from this sale provided significant working capital to the Company.

During the Company's operating year for 2000, the Company sold
90% of its
ownership in the Ndarama Mine to its Debenture Holder for an amount equal to the
Debenture (US$6.66 million).    The remaining 10% ownership was
sold to satisfy
a working capital loan of US$750,000 to the lender.  On November
21, 1999, the
Corporation sold its subsidiary that operated the Ndarama mine and the Zimbabwe
Concessions (the "sold assets") and realized a gain of $1,228,000 (which amount approximated the operating losses of the mines for the period from July 1, 2000 to the date of disposal). The purchasers agreed to receive the sold assets as final settlement of US $6,667,000 ($9,843,000 CDN) debentures (with an original maturity date of December 31, 2000) and US $750,000 ($1,125,000
CDN) other
short-term indebtedness together with all related interest owing on such debt at the closing date. The Corporation realized no gain or loss on settlement of its debentures.

During January 2000, the Company sold its 50% interest in Jena
Mines to its
joint venture partner for Cdn.$1.7million. Proceeds of the sale were used to pay outstanding accounts payables in Zimbabwe. Please refer to
Note 10 of the
Consolidated Financial Statements.

The poor investment climate precluded the Company from increasing capital investment during the last three years 2002 to 2000.i


During the year end 2002, accounts receivable decreased $156,000 compared to
$222,000 in 2000 primarily attributed to the Company's Zimbabwe operations. All amounts related to inventory and fixed assets were written off as a result of the declining Zimbabwe dollar and political stability of that country. See Note
4 of the Consolidated Financial Statements. The remaining costs of $288,000 at
June 30, 2000 for mineral properties represented the costs attributed to the
Touba-Biankouma nickel project gain on the sale of the Company's interest during
2001. See Note 10 of the Consolidated Financial Statements.

As at June 30, 2002 the Company had working capital in the amount of $Cdn.
$2.7million, providing sufficient funds for its work commitments and administrative operating expenses.

C.	Research and development, patents and licenses, etc.

Trillion does not own any patents, trademarks, licenses or franchises that may materially affect its business, except for various mineral leases.



ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and senior management

The following table sets forth the names and addresses of directors and officers of Trillion, their positions and offices with Trillion, their principal occupations and the date of commencement of their term.

Name and 		Shares
Municipality	beneficially	Director	Present Occupation
of Residence;	Owned or 				and Positions Held
			Controlled	Since	During the Last Five

					Years
Patrick
 G. Downey(3)
Vancouver, B.C.217,867		1998		President and CEO of the

					Corporation, Consulting
								Mining Engineer, Partner
								of Rescan Engineering
								Services Ltd. (a mining
								Engineering firm).
								President and Director
of
								Oliver Gold Corporation
Ronald
 K. Netolitzky
(1)(2)(3)
Victoria, B.C. 960,589		1987		Professional Geologist

					since 1965. President and
								Director of Keewatin
								Consultants Inc.
								(geological consulting
								firm).; Former President

					and CEO of the Company and
								Director of
								several resources
								companies.
Eric Cunningham
(1)(2) Toronto,
 Ontario		6200			2002		Mining Consultant

Henry Giegerich
(1)(2)
Vancouver, B.C.43,916		1993		Mining Engineer
Consultant
					and Corporate Director.
Director of MCK Minin Ltd.
And Starfield Resources Inc.


Terese J. Gieselman 8,000	2000		Secretary/Treasurer of
the
Company, Former Corporat Secretary, Treasurer of Manhattan
Minerals Corp., (a
publicly traded resource company).

(1)	denotes a member of the Audit Committee.
(2)	denotes a member of the Corporate Governance Committee
(3)	denotes a member of Compensation Committee

The term of office of directors and executive officers is one year. The directors are elected annually at the Company's Annual General
Meeting and
subsequent to their election, they appoint the executive officers for the ensuing year. The directors and executive officers are generally nominated by management.
B. Compensation

The following table sets forth all annual and long-term compensation for services in all capacities to the Company and its subsidiaries for the fiscal years ended June 30, 2001, 2000 and 1999 paid by the Company to the Named
Executive Officers.

SUMMARY COMPENSATION TABLE

Name and Principal	Fiscal Period	Annual		Long Term
Position			Ending June	Compensation	Compensation
							Salary		Common Shares
										Under Option
										Granted

Patrick G. Downey		2002		$54,050(1)	150,000
President & CEO		2001		$54,000(1)	150,000
					2000		$128,500(1)	150,000

 (1) These amounts were paid to private corporations, majority owned by the named individual.


Compensation on Termination of Employment, Change in
Responsibilities and
Employment Contracts

At June 30, 2002 an employment contract with respect to the President and CEO was in place and provided for one year's current salary in the case of termination without cause.

Directors' Compensation

No directors' fees or other compensation or benefits are paid to directors of the Corporation in that capacity.

Option Grants During the Most Recently Completed Financial Year

Options were granted during the year as follows:

NAME			NUMBER OF SHARES	EXERCISE PRICE	EXPIRY DATE
Eric Cunningham
Director			75,000			$0.37	February, 2005

The following table summarizes information with respect to all exercises of stock options during the financial year ended June 30, 2002 by each of the Named
Executive Officers and the financial year-end value of unexercised stock options on an aggregated basis:

Name		Common		Aggregate	Unexercised	Value of
		Shares		Value	Options at	Unexercised
		Acquired		Realized	Financial Year	In-the-money
		On Exercise	($)		End(#)		Options at
Exercisable/	Financial year
							Unexercisable	end(1) ($)
										Exercisable/
										Unexercisable
Patrick G.
 Downey
President
&CEO		Nil			Nil		150,000		Nil(1)

(1) The Company's shares were suspended from trading on the Toronto Stock
Exchange effective August 31, 2000. The last trading price per share was $0.30 and the options are convertible into common shares at $0.37.

C.	Board Practices

During the 2002 reporting period the board of directors of the Corporation (the
"Board") was comprised of two related and two unrelated members.
The Board's
makeup remains at two related and two unrelated due to Mr.
Netolitzky's previous
position as President and CEO.

The role of the directors is to oversee the conduct of the Corporation's business and to supervise management, which is responsible to the directors for the day-to-day conduct of business. However, given the size of the Corporation, transactions of moderate value are of relative importance to the Corporation and are addressed by the directors. The directors discharge five specific responsibilities as part of their overall "stewardship responsibility." These are:

(	Strategic planning process: The Corporation's strategic
plan is prepared by
and elaborated on directly by the directors with the assistance of management;

(	Managing risk: The directors directly oversee most aspects
of the business
of the Corporation and thus, do not require specific systems or the creation of committees to effectively monitor and manage the principal risks of all aspects of the business of the Corporation;

(	Appointing, training and monitoring senior management: No
system of
selection, training and assessment of management has been currently established, as they would be too costly. However the directors closely monitor management's performance, which is measured against the overall strategic plan, through reports by and regular meetings with management;

(	Communication policy: it is and has always been the
directors' unwritten
policy to communicate effectively with the shareholders of the Corporation and the public generally through statutory filings and mailings, as well as press releases. Shareholders are also given an opportunity to make comments or suggestions at shareholders meetings. These comments and suggestions are considered by the directors.

(	Ensuring the integrity of the Corporation's internal
control and management
information systems: Given the involvement of the directors in operations, the current size of the Corporation and the reports from and meetings with management, the directors believe that they effectively track and monitor the implementation of approved strategies.

Committees of the Board

The Corporation's board shall be comprised of three directors, of which one can be defined as "unrelated director" or "director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings" and do not have interests in or relationships with the Corporation.

The Board has established three standing committees, the Audit
Committee, the
Compensation Committee and the Corporate Governance Committee, however in light of the Corporation's size and resources, it was determined that setting up other committees would be overly expensive at this time.The Corporation does not provide a formal orientation and education programme for new directors. However, new directors are given an opportunity to familiarize themselves with the
Corporation by touring the facilities and meeting other directors as well as members of management. The Corporation does provide directors with documents from third parties relating to the responsibilities of directors.

The Board's Performance and Directors' Compensation and
Indemnification

Without convening a special meeting for the specific purpose, the directors periodically undertake an assessment exercise addressing the effectiveness of the directors with input from management. The remuneration of the directors is disclosed in the management proxy circulars which are sent to shareholders prior to shareholder meetings.

The Board's Relations with Management

The Board recognizes that with Board's present size and composition it still does not meet the Guidelines of the majority of directors being unrelated, but at this time it makes it impractical to implement such policies at this time.
The Board further recognizes that Mr. Netolitzky remains a related director as a result of his former position of President and CEO.

The directors remain sensitive to corporate governance issues and seek to set up
the necessary structures to ensure an effective discharge of its responsibilities without creating additional overhead costs. The directors remain committed to ensuring the long term viability and
profitability of the
Corporation, as well as the well-being of its employees and of the communities
in which it operates.
D.	Employees

The Company currently has one employee and four consultants.
During the past
three years this number has decreased substantially as a result of the divestiture of its mining operations in Zimbabwe.

E. 	Share ownership

Refer to 6. A. above.

Long Term Incentive Plans

(i) The Corporation has no plans other than as set out herein pursuant to which cash or non-cash compensation was distributed to executive officers during the most recently completed financial year. The Corporation's Compensation
Committee is responsible for succession planning, matters of compensation to executive officers and the review of options granted under the Corporation's stock option plans.

(ii)	On November 9, 1995 the Corporation adopted a formalized
stock option plan
(the "Plan") and shareholder approval was received on December
14, 1995.  On
October 1996 the Plan was revised and approved by shareholders on November 28,
1996. On August 15, 1997 the Corporation created an additional plan
(hereinafter both of which are referred to as the "Plans"), which was approved by shareholders on December 15, 1997. Following the Corporation's recent stock consolidation, the Plans have been amalgamated into one plan, dated for reference November 22, 1999 (the "New Stock Option Plan"). The Plan was implemented for the granting of incentive stock options to executive officers, employees and directors. As at November 30, 2001 833,333 stock options are authorized to be granted under the terms of the New Stock Option Plan and as at this date there were 725,000 options outstanding to its directors, officers and employees.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of December 15, 2002, no person is known by the Company to own beneficially, directly or indirectly, more than 10% of the issued Common
Shares of the
Company.

As of December 15, 2002, the Company's directors and senior officers, as a group, beneficially held a total of (1,236,572 Common Shares, directly or indirectly, representing (14% of the Company's issued Common Shares. As at that date there were (550,000 options outstanding to purchase additional securities in the capital stock of the Company. To the best of its knowledge, Trillion is not directly or indirectly controlled by a foreign government.

As at June 30, 2002, there were (205 holders of record of the Company's common stock of which (86were U.S. residents owning 1,162,551 ((13.24%) of the
Company's outstanding shares.

B.	Related Party Transactions

None of the directors, senior officers and principal shareholders, nor any associate or affiliate of the foregoing, have had any material interest, direct or indirect in any transaction since the commencement of the Company's last financial year.

During the year ended June 30, 2002, companies controlled by officers and directors of the Corporation provided consulting services and administrative services to the Corporation for which $(107,000 [2001 - $120,000; 2000 -
$252,000] is included in general and administrative costs and $nil [2001 - $nil;
2000 - $nil] is included in other expenses.

As at June 30, 2002, the Company held an investment in 121,628 (post consolidation) [2001 - 1,131,139 pre-consolidation] common shares of Canico
Resource Corp. Effective February 6, 2002, Oliver Gold Corporation ("Oliver") completed a merger, which constituted a reverse take-over of Oliver by the shareholders of Hastings Resource Ltd. As a result, from the perspective of
Trillion, the transaction is accounted for as a disposition of a portfolio investment with proceeds equal to the agreed value of the Canico shares on the transaction date of $1.94 per share. Oliver consolidated its share capital on a
9.3 to 1 basis and changed its name to Canico Resource Corp.
Accordingly, the
Company recorded a disposition for proceeds of $236 and a gain of $157. During the year ended June 30, 2001 the Company used 275,860 (pre-consolidation) Oliver shares to pay accounts payable. The Company's President and CEO since 1999 was also President of Oliver until the merger and continues to be a Director of
Canico.

C. Interests of experts and counsel

Not applicable.

ITEM 8	 FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information

See Item 17.

The Company is not aware of any legal proceedings being taken or possibly to be taken against it or any of its subsidiaries.

B.	Significant Changes

See Note 3 of the Consolidated Financial Statements as of June
30, 2002 and Item
4.a. hereinabove.

ITEM 9	THE OFFER AND LISTING


A.	Offer and listing details

The following table sets forth the high and low closing prices, in Canadian dollars, and trading volume of the Common Shares on the TSE during the periods indicated.


			High				Low				Volume
1998
First Quarter	2.49				1.53				1,869,201
Second Quarter	1.93				0.88				3,212,468
Third Quarter	1.02				0.32				2,923,094
Fourth Quarter	1.28				0.88				416,902
1999
First Quarter	0.55				0.32				1,828,936
Second Quarter	0.41				0.22				1,304,731
Third Quarter	0.85				0.70				79,264
Fourth Quarter	0.74				0.45				72,321
2000
First Quarter	0.75				0.36				225,000
Second Quarter	0.72				0.13				465,000
Third Quarter	0.64				0.20				425,000
Fourth Quarter	0.48				0.13				145,000

On January 15, 1999 the Company completed a stock consolidation, on the basis of one new share for each 6 old shares. All share amounts in this document and the
Consolidated Financial Statements, have been retroactively adjusted to reflect the post-consolidation basis. On August 31, 2000 the Company's shares were suspended from trading on the TSE. Subsequently, on August 31, 2001 the
Company's shares were de-listed from the TSE.

B.	Plan of distribution

Not applicable.
C. Markets

The Common Shares were listed and posted for trading on The
Toronto Stock
Exchange ("TSE") and prior thereto were listed on the Alberta
Stock Exchange
("ASE"). The Company currently has no direct means for trading in the United
States with the exception of its Form 20-F Registration for secondary trading.
The Company has not, since the date of its incorporation paid any dividends on its Common Shares and does not anticipate that it will do so in the foreseeable future. Earnings will be retained to finance further exploration.

The Company's shares were delisted from Nasdaq on January 7, 1999 as a result of the Company's inability to meet the bid price requirements as stated in the rules and regulations of The Nasdaq Stock Market.

The Company's shares were suspended from trading on the TSE on August 31, 2000 as it did not meet the new minimum listing requirements. (See 6K
Filing -
September, 2000)

D. through F.

Not applicable.

ITEM 10	ADDITIONAL INFORMATION
A. Share Capital

Not applicable.

B.	Memorandum and articles of association

Not applicable.

C.	Material Contracts
(i) None


D.	Exchange Controls

Trillion's operations entail significant governmental, socioeconomic, medical and other factors common to all emerging countries. More particularly, mining and drilling operations are subject to government regulation. Operations may be affected in varying degrees by government regulation such as restrictions on production, currency restrictions, price controls, tax increases, pollution controls or changes in conditions under which mineral may be mined or marketed.
[Detailed information concerning specific governmental regulations and environmental issues were provided in the Company's Form 20-F Annual Report for
June 30, 1998 and the Company confirms there have been no significant changes to the information reported previously.]

E.	Taxation

The following summarizes the principal Canadian federal income tax considerations applicable to the holding and disposition of Common Shares by a holder of one or more Common Shares (the "holder" who is resident in the United
States of America and holds the Common Shares solely as a capital property.
This summary is based on the current provisions of the Income
Tax Act (Canada)
(the "Tax Act"), the regulations thereunder and all amendments to the Tax Act publicly proposed by the government of Canada to the date hereof, and on the current provisions of the Canada-U.S. 1980 Convention (the "Treaty"). It has been assumed that all currently proposed amendments to the Tax Act will be enacted as proposed and there is no other relevant change in governing law, although no assurance can be given in these respects.

Every Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the Holder on the Holder's Common
Shares. Under the Treaty, the rate of withholding tax is, if the Holder is a company that owns at least 10% of the voting stock of the Registrant and beneficially owns the dividend, 10%, and in any other case 15%, of the gross amount of the dividend.

Pursuant to the Act a Holder will not be subject to Canadian capital gains tax on any capital gain realized on actual or deemed disposition of a Common Share, including a deemed disposition on death, provided either that the Holder did not hold the Common Shares as a capital property used in carrying on a business in
Canada, or that neither the Holder or persons with whom the Holder did not deal at arm's length alone or together owned 25% or more of ;the issued shares of any class of the Registrant at any time in the five years immediately preceding the disposition.

Subject to certain limited exceptions, a Holder who otherwise would be liable for Canadian capital gains tax in consequence of an actual or deemed disposition of a Common Share will generally be relived by the Treaty from such liability.

F.	Dividends and paying agents

Not applicable.
G. Statement by experts

Not applicable.
H. Documents on display

Documents may be inspected at the Company's principal place of business, at 900
- 475 Howe Street, Vancouver, British Columbia.

I.	Subsidiary Information

Not applicable.

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
RISK

Not applicable - Small Business Issuer.

ITEM 12 	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES


Not applicable.

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES


Not applicable.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
HOLDERS AND
		USE OF PROCEEDS


Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

The following financial statements are attached and incorporated herein:
Description of Document
	Pages

1.	Cover Page									F-1

2.	Auditors' Report								F-2

3. Consolidated Balance Sheets as at June 30, 2002
	and 2001										F-3
4. Consolidated Statements of Operations and Deficit
	for years ended June 30, 2002, 2001 and 2000			F-4

5. 	Consolidated Statements of Cash Flows for years ended
	June 30, 2002, 2001 and 2000						F-5

6. 	Notes to Consolidated Financial Statements as of
	June 30, 2002									F-6


ITEM 18	FINANCIAL STATEMENTS

See Item 17.


ITEM 19	FINANCIAL STATEMENTS AND EXHIBITS


Description of Document

(a)	Financial Statements

	1.	See Item 17 above

(b) 	Exhibits

	None



SIGNATURES

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of
1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

					CONSOLIDATED TRILLION RESOURCES LTD.
							(Registrant)


							/S/Terese J. Gieselman
Date: 				By:
					Name:	Terese J. Gieselman
					Title:	Corporate Secretary


Consolidated Financial Statements
Consolidated Trillion Resources Ltd.
June 30, 2002



AUDITORS' REPORT





To the Shareholders of
Consolidated Trillion Resources Ltd.

We have audited the consolidated balance sheets of Consolidated
Trillion
Resources Ltd. as at June 30, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and
2001 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2002 in accordance with Canadian generally accepted accounting principles.


								"Ernst & Young LLP"
Ottawa, Canada,
September 25, 2002.					Chartered Accountants




Consolidated Trillion Resources Ltd.


CONSOLIDATED BALANCE SHEETS


As at June 30



									2002		2001
									$		$
									[$000's - Cdn.]

ASSETS
Current
Cash and cash equivalents				2,559	3,126
Short-term investments					252		-
Accounts receivable and deposits			165		321
Total current assets					2,976	3,447
Investments [note 7]					236		79

									3,212	3,526
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable						284		229
Total current liabilities				284		22
Contingencies and commitments
[notes 1 and 3]
Shareholders' equity
Share capital [note 6]					55,694	55,694
Deficit								(52,766)	(52,397)
Total shareholders' equity				2,928	3,297

									3,212	3,526
See accompanying notes

On behalf of the Board:

	"Patrick G. Downey"	"Ronald K. Netolitzky"
	Director			Director
												F-2




Consolidated Trillion Resources Ltd.

CONSOLIDATED STATEMENTS OF
OPERATIONS AND DEFICIT


									Years ended June 30


								2002		2001		2000
								$		$		$
					[$000's - Cdn. - except per common
share amounts]

REVENUE
Drilling revenue [note 1]			964		730		467
Mining revenue						-		-
	3,117
Management fees					-		4		8

								964		734
	3,592
COSTS AND EXPENSES
Drilling [excluding amortization]		1,067	744		458
Mining [excluding amortization]		-		-
	4,325
Amortization of property and equipment	-		32		156
General and administrative [note 7]	458		438		744
Exchange loss (gain)				(19)		148		74
Write-down of mineral properties
[note 10]							-		-		765
Write-down of property and equipment
[note 4]							49		85		-

								1,555	1,447
	6,522
Operating loss						(591)	(713)
(2,930)

Gain on sales [notes 7 and 10]		157		3,449
	1,228
Interest and other income			65		115		13
Interest and financing costs			-		-		(46)

Net income (loss) for the year		(369)	2,851
(1,735)
Deficit, beginning of year			(52,397)(55,248)
(53,513)
Deficit, end of year				(52,766)(52,397)
(55,248)

Net income (loss) per common share
[note 6]:
 Basic							(0.04)	0.32
	(0.32)
 Diluted							(0.04)	0.32
	(0.32)

See accompanying notes
												F-3



Consolidated Trillion Resources Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

									Years ended June 30
								2002		2001		2000
								$		$		$
									[$000's - Cdn.]

OPERATING ACTIVITIES
Net income (loss) for the year		(369)	2,851
(1,735)
Items not involving cash
  Amortization and provisions for
	property and equipment			49		117		156
  Write-down of mineral properties		-		-		765
  Gain on sales					(157)	(3,449)
(1,228)
								(477)	(481)
(2,042)
Changes in non-cash working capital
balances relating to operations
[note 11]							211		(212)
(1,481)

Cash used in operating activities		(266)	(693)
(3,523)

FINANCING ACTIVITIES
Bank overdraft						-		-
	(103)
Issue of common shares [note 6]		-		-
	1,830

Cash provided by financing activities	-		-
	1,727

INVESTING ACTIVITIES
Purchase of property and equipment		(49)		(26)		-
Proceeds on sale of assets			-		3,757
	1,228
Purchase of short-term investments		(252)		-
	-

Cash provided by (used in) investing
activities						(301)	3,731
	1,228
Increase (decrease) in cash and cash
 Equivalents						(567)	3,038
	(568)
Cash and cash equivalents, beginning
of year							3,126	88		656
Cash and cash equivalents, end of year	2,559	3,126	88

See accompanying notes

												F-4

Consolidated Trillion Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands of Canadian dollars except per common share amounts)

June 30, 2002

3. NATURE OF OPERATIONS

The principal activities of Consolidated Trillion Resources Ltd.
[the "Company"]
are carried out in Africa and include the provision of drilling services to mining companies and exploration of mineral properties directly and indirectly with other mining companies.

During the year ended June 30, 2000, the Company sold its gold producing mine operations as follows [see note 10]:

3. Ndarama gold mine - Previously, the Company managed, through a subsidiary, its 100% interest in the Ndarama gold mine in Zimbabwe;

3. C-Mine gold mine - Previously, the Company managed, through a subsidiary, its
100% interest in the C-Mine gold mine in Zimbabwe; and

3. Jena Mines - Previously, the Company managed, through a subsidiary, its 50% interest in Jena Mines (Private) Limited ["Jena"], a corporate joint venture which operated a producing gold mine in Zimbabwe. The Zimbabwe Mining
Development Corporation was the Company's joint venture partner in Jena.

Generally, the operating costs of the Company have been financed by public offerings and private placements. The Company is obligated to incur minimum levels of expenditures annually to maintain its rights to continue exploration of certain of its mineral properties.

The Company conducts activities in countries that have, or may impose, foreign exchange restrictions. Allowed dividend and capital repatriation levels may change as a result of political factors.

Trillion's operations entail significant governmental, socioeconomic, medical and other factors common to all emerging countries. All
Zimbabwe operations are
subject to government regulation. Operations may be affected in varying degrees by government regulation such as restrictions on production, currency restrictions, price controls, tax increases, pollution controls or changes in conditions under which minerals may be marketed. More specifically, Zimbabwe operations are subject to hyper-inflationary conditions.

Over the coming year, the Company will continue to monitor the current hyper-inflationary and political situation within Zimbabwe and will determine whether it is best to continue operations of the drilling company, to close it down, or to sell it.

The Company accounts for costs of mineral exploration activities as described in
note 2.  Any amounts shown for mineral exploration costs do not necessarily
represent present or future values.
												F-5


Consolidated Trillion Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands of Canadian dollars except per common share amounts)

June 30, 2002

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles and, except as described in note 8, conform in all material respects with United States generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of consolidation

The Company consolidates its 70% owned subsidiary, Exdrill
(Private) Limited.
These consolidated financial statements include, up to the dates of disposition, the accounts of the Company's other subsidiaries and the Company's proportionate share of the assets, liabilities, revenues, expenses and cash flows of Jena
Mines (Private) Limited.

Revenue recognition

Drilling revenue is recognized on an accrual basis as the work is performed.
Mining revenue is recognized upon delivery of refined gold at prices established by Zimbabwe authorities using London spot prices.

Foreign currency translation

The foreign currency transactions of the Company [and its subsidiaries and the
Jena joint venture, which were regarded as integrated operations] occur in the hyper-inflationary economic environment of Zimbabwe. The financial statements of the foreign operations are translated using the temporal method, whereby monetary assets and liabilities are translated at the year end rate; non-monetary items are translated at historical exchange rates, unless such items are carried at market, in which case they are translated at the year end rate;
revenue and expense items are translated at the rate of exchange in effect on the dates they occur. Exchange gains or losses are reflected in income immediately.


Stock-based compensation plans

The Company has a stock-based compensation plan described in note 6.  No
compensation expense is recognized for this plan when stock or stock options are issued to directors, officers and employees. Any consideration paid on exercise of stock options or purchase of stock is credited to share capital.

												F-6

Consolidated Trillion Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands of Canadian dollars except per common share amounts)

June 30, 2002

The Canadian Institute of Chartered Accountants recently issued
Handbook section
3870, Stock-based compensation and other stock-based payments.
Section 3870
outlines a fair value based method of accounting for certain stock-based transactions and establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. As permitted by the new Handbook section, the Company will adopt these rules effective July 1, 2002.


Exploration costs

Commencing the fiscal year ended June 30, 2001, exploration expenditures related to mineral properties are deferred if it is probable these costs will be recovered from future operations; otherwise, they are recorded as an expense in the period incurred. Acquisition costs for mineral properties are deferred until it is determined these costs will not be recovered from future operations, at which point these costs are written off. Acquisition costs for mineral properties and deferred exploration expenditures are depleted on a unit-of-production basis commencing at the onset of commercial production for the related property.

For reporting periods which ended June 30, 2000 and prior, all costs relating to the acquisition and exploration of mineral properties were capitalized on an area-of-interest basis, net of contributions from other mineral companies related to their acquisitions of working interests until the viability of the project was determined. When properties were brought into commercial production, the capitalized amounts were transferred to mining assets and amortized using the unit-of-production method based on proven and probable reserves. When an area of interest was abandoned, the related costs were charged to operations.

The recoverability of amounts recorded for mineral exploration costs is reviewed regularly and written down to the net recoverable amount if management's long-term expectation is that the carrying amount will not be recovered.


Inventory

Inventory, consisting of drilling equipment spare parts, is valued at the lower of cost and estimated net realizable value.

												F-7

Consolidated Trillion Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands of Canadian dollars except per common share amounts)

June 30, 2002

Investments

Portfolio investments in shares of mineral companies where the Company does not exercise significant influence are accounted for using the cost method. Gains and losses on the disposal of investments are computed using the average cost method and reflected in the Consolidated Statements of Operations and Deficit.
The carrying value of an investment is written down to its net recoverable amount if a decline in value is judged to be other than temporary.

The net recoverable amount is based upon the individual companies' closing quoted market values. However, given the size of the Company's holdings in a company relative to its recent trading volumes on their respective stock exchanges, these quoted market values may not be indicative of the ultimate proceeds the Company would receive should the investments be tendered for sale.

Property and Equipment

Property and equipment are recorded at cost, less accumulated amortization.
Amortization is provided on a straight-line basis at 10% - 25% for furniture, fixtures and equipment, 25% for drilling equipment, and 25% for motor vehicles.
Mining assets are amortized using the unit-of-production method.

The Company reviews and evaluates the recoverability of its property and equipment on a periodic basis. Estimated future net cash flows, on an undiscounted basis are considered. Such cash flows from each property are calculated using estimated recoverable ounces of gold [considering proven and probable reserves and mineralization expected to be classified as reserves];
estimated future gold price realization [considering historical and current prices, price trends and related factors]; and operating and capital costs.
Reductions in the carrying value of property and equipment, with a corresponding charge to earnings, are recorded to the extent the estimated future net cash flows are less than the carrying value. Estimates of future cash flows are subject to risks and uncertainties and it is reasonably possible that changes could occur which may affect the recoverability of property and equipment.

Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and investments in short-term money market instruments.

Financial instruments

The carrying amounts for cash and cash equivalents, accounts receivable and
accounts payable on the balance sheet approximate fair value because of the
short terms of these instruments.  Fair value estimates are
subjective in nature
and involve uncertainties in significant matters of judgment and, therefore,
cannot be determined with precision.  Changes in assumptions could significantly
affect these estimates.
												F-8


Consolidated Trillion Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands of Canadian dollars except per common share amounts)

June 30, 2002

Income taxes

The Company follows the liability method to account for income taxes.

3. SUBSEQUENT EVENTS

On July 29, 2002 the Company announced it has entered into a letter of intent with Goswell Developments of South Africa ["Goswell"] for the exclusive right to market and utilize the technologies and systems currently operated by Goswell to recover aluminum from smelter dross. Subject to shareholder approval, the terms of the letter of intent include:

1. In consideration for being appointed as Goswell's sole representative,
Trillion is to issue up to 4 million treasury shares to Goswell as follows:

a.	2 million shares to be issued when an agreement is signed
with a third
party to build and install a Dross Recovery plant;
b.	1 million shares issued when financing is secured to build
the plant; and
c.	1 million shares upon successful completion and
commissioning of the plant.

2. Goswell is to provide the engineering and technical assistance to design, build and commission the first facility at normal commercial rates.

3. Goswell is to have first right to provide any equipment for the facilities.

On the successful completion of the agreement, a finders fee of 200,000 treasury shares of Trillion will be issued to an unrelated party.

4. PROPERTY AND EQUIPMENT
							Accumulated		Net Book
					Cost		Amortization		Value
					$		$				$
2002
Land and building		99			99			-
Furniture, fixtures and
equipment				71			71			-
Drilling equipment		218			218			-
Motor vehicles			75			75			-

					463			463			-
												F-9

Consolidated Trillion Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands of Canadian dollars except per common share amounts)

June 30, 2002

							Accumulated		Net Book
					Cost		Amortization		Value
					$			$			$
2001
Land and building		146			146			-
Furniture, fixtures and
 equipment			104			104			-
Drilling equipment		270			270			-
Motor vehicles			102			102			-

					622			622			-

During the year ended June 30, 2002, management reviewed the recoverability of its property and equipment on the basis set out in note 2 and recorded a write-down of $49 [2001 - $85].

5. INCOME TAXES

The Company has not recognized the benefit of non-capital losses for Canadian income tax purposes of approximately $5 million, which will expire in the fiscal years up to 2009.

The income tax provision reported differs from the amount, computed by applying the Canadian rate to income (loss) before taxes because of the benefit of tax loss carry forwards not being recorded in the years the losses are incurred.

6. SHARE CAPITAL

Basic net income (loss) per common share was computed by dividing net income
(loss) by the weighted-average number of common shares outstanding during the year. For diluted income per common share, the denominator also includes dilutive outstanding stock options determined using the treasury-stock method.

Common and common equivalent share disclosures are:

							2002		2001		2000
Year ended June 30				$		$		$
Weighted-average common shares
outstanding					8,899,512	8,899,512	5,489,276
Dilutive potential common
shares						-		-		-

Diluted common shares			8,899,512	8,899,512	5,489,276

Options and warrants excluded
from diluted income per common
share as their effect would be
anti-dilutive					800,000	725,000	725,000
												F-10

Consolidated Trillion Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands of Canadian dollars except per common share amounts)

June 30, 2002

Authorized share capital comprises of an unlimited number of non-voting preferred shares issuable in series and an unlimited number of common shares without par value. Details of the issued and outstanding common shares are as follows:

			2002			2001				2000
		Shares	$		Shares	$		Shares	$
Balance,
beginning
of year	8,899,512	55,694	8,899,512	55,694	4,811,512
	53,864

Private
placements	-		-		-		-	4,088,000
	1,830

Balance,
end of
year		8,899,512	55,694	8,899,512	55,694	8,899,512
	55,694

At the Annual General Meeting on February 18, 2000, the shareholders approved the issue of up to 4,000,000 common shares of the Company through private placements. During March 2000, the Company issued 898,000 common shares and, during April 2000, the Company issued 3,190,000 common shares in private placements at $0.45 per share for total proceeds of $1,830, net of share issue costs.

During the year ended June 30, 2002, the Company granted options to a Director to acquire 75,000 common shares for a period not exceeding three years at $0.37 per share.

Effective November 22, 1999, the Company adopted a new stock option plan to grant options to directors, officers and key employees to acquire up to 833,333 common shares based on the quoted market price of shares on the date of the grant. During the year ended June 30, 2000, the Company granted options to buy
725,000 common shares for a period not exceeding three years at $0.37 per share.
As at June 30, 2002, there are 800,000 outstanding and exercisable options at a price of $0.37 per share.

During the year ended June 30, 1999, the shareholders approved a reduction of the stated capital and deficit totaling $19,501.

7. RELATED PARTY TRANSACTIONS

During the year ended June 30, 2002, companies controlled by officers and directors of the Company provided consulting services and administrative services to the Company for which $107 [2001 - $120; 2000 -
$252] is included in
general and administrative costs.

As at June 30, 2002, the Company held an investment in 121,628
(post
consolidation) [2001 - 1,131,139 pre-consolidation] common
shares of Canico
Resource Corp.  Effective February 6, 2002, Oliver Gold
Corporation ("Oliver")
completed a merger, which constituted a reverse take-over of
Oliver by the
shareholders of Hastings Resource Ltd.  As a result, from the perspective of
												F-11

Consolidated Trillion Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands of Canadian dollars except per common share amounts)

June 30, 2002

Trillion, the transaction is accounted for as a disposition of a portfolio investment with proceeds equal to the agreed value of the Canico shares on the transaction date of $1.94 per share. Oliver consolidated its share capital on a
9.3 to 1 basis and changed its name to Canico Resource Corp.
Accordingly, the
Company recorded a disposition for proceeds of $236 and a gain of $157. During the year ended June 30, 2001 the Company used 275,860 (pre-consolidation) Oliver shares to pay accounts payable. The Company's President and CEO since 1999 was also President of Oliver until the merger and continues to be a Director of
Canico.

8.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES
	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its accounts in accordance with Canadian generally accepted accounting principles [Canadian GAAP], which conform in all material respects with United States generally accepted accounting principles
[U.S. GAAP] except
as described below.

Prior to July 1, 2000, certain exploration costs may be capitalized under
Canadian GAAP but must be expensed as incurred under U.S. GAAP and, in the consolidated statements of cash flows, amounts paid for such exploration costs may be classified as investing activities under Canadian GAAP but must be classified as operating activities under U.S. GAAP. Costs related to property acquisitions are capitalized under U.S. GAAP and recorded at the lower of cost and net recoverable value.

During the year ended June 30, 1999, the shareholders approved a reduction of the stated capital and deficit totaling $19,501. The reduction of the stated capital and deficit reflected in the Canadian GAAP financial statements is not permitted under U.S. GAAP.

In accordance with Canadian GAAP, the Company's former mining properties were amortized over proven and probable reserves and mineralization expected to be classified as reserves. Under U.S. GAAP, only proven and probable reserves are used as the basis for amortization expense. The gain on sale of the Company's investment in C"te d'Ivoire during the year ended June 30, 2001, would increase by $288 and the write-down of mineral properties of $765 for the year ended June
30, 2002, would not be recorded under U.S. GAAP.

If U.S. GAAP were followed, the consolidated balance sheets and statements of operations and deficit as at and for the years ended June 30 would have been reported as follows:

											F-12

Consolidated Trillion Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands of Canadian dollars except per common share amounts)

June 30, 2002

					2002			2001			2000
					$			$			$

Net income (loss) under
 Canadian GAAP 		(369)		2,851		(1,735)
Add adjustment for mineral
 exploration costs		-			288			765
Net income (loss)
 [U.S. GAAP]			(369)		3,139		(970)
Net income (loss) per
common share - [U.S. GAAP]:

Basic				(0.04)		0.35			(0.18)
Diluted				(0.04)		0.35			(0.18)

					2002			2001			2000
					$			$			$

Deficit [Canadian GAAP]	52,766		52,397		55,248
Deficit reduction
[Canadian GAAP]		19,501		19,501		19,501
Net income (loss)
[Canadian GAAP]		(369)		2,851		(1,735)
Net (income) loss
[U.S. GAAP]			369			(3,139)		970
Adjustment for exploration
expenses - prior years	-			288			1,053
Deficit [U.S. GAAP]		72,267		71,898		75,037
Mineral exploration
[U.S. GAAP]				-			-			-
Share Capital [U.S. GAAP]75,195		75,195		75,195


Under U.S. GAAP, the Company's investments would be adjusted from their carrying values under Canadian GAAP to year end quoted market values and the differences recorded, net of applicable income taxes, as adjustments to shareholders' equity. The following table sets out the quoted market values as at June 30,
2002 and 2001 of the Company's investments based upon closing stock quoted market share prices at that date. However, given the size of the Company's holding relative to their recent trading volumes, these quoted market values may not be indicative of the ultimate proceeds the Company would receive should the investments be tendered for sale.

	  Carrying	Adjustment Related	 Increase
Shareholders'
2002	  Market	     Value	 to Market in Deferred   Equity
(US
	  Value	    (Candian	Value(US	 Income Tax	GAAP)
			     GAAP)	GAAP)	(US GAAP)
   	   $			$		$			$		$

Canico 315		236 		79 			- 		79

  Carrying	Adjustment Related	 Increase	   Shareholders'
2001	  Market	     Value	 to Market in Deferred   Equity
(US
	  Value	    (Candian	Value(US	 Income Tax	GAAP)
			     GAAP)	GAAP)	(US GAAP)
   	   $			$		$			$		$


Oliver
 Gold  170		79		91			-		91

									F-13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands of Canadian dollars except per common share amounts)

June 30, 2002


For the purposes of U.S. GAAP, the Company continues to follow
APB No. 25,
accounting for stock options issued to employees and, accordingly, no compensation expense has been recognized on account of stock options granted.

9. SEGMENT INFORMATION

The Company operates in one operating segment, being gold mining operations in
Africa.


10. DISPOSALS AND WRITE-DOWNS

The following is a summary of sales of investments and property and equipment, and write-downs of investments, property and equipment and mineral exploration costs.

During the year ended June 30, 2000, management reviewed the recoverability of amounts recorded for mineral exploration costs on the basis set out in note 2 and recorded write-downs for Zimbabwe [$745] and Botswana [$20].

Effective October 14, 2000, the Company sold all the Company's rights to its 15% interest in the Touba-Biankouma nikel laterite deposite in Cote d'Ivoire to its partner in the project, Falconbridge International (Investments) Limited for US
$2.5 million ($3.8 million Canadian) and realized a gain of $3.4 million.

At June 30, 1999, the Company wrote down its Ndarama mine assets to their
estimated net realizable value.  On November 21, 1999, the
Company sold its
subsidiary, which operated the Ndarama mine and the Zimbabwe
Concessions (the
"sold assets").  During the period from July 1, 1999 to the date of disposal,
Ndarama incurred operating losses of approximately $1.2 million.
The
purchasers agreed to receive the sold assets as final settlement of US
$6,667,000 ($9,843,000 CDN) debentures owing by the Company at that time to them
(with an original maturity date of December 31, 2000) and US
$750,000
($1,125,000 CDN) other short-term indebtedness together with all related interest owing by the Company on such debt at the closing date. The Company realized a gain of $1,228,000 on the disposal (which amount approximated the operating losses of the mines for the period from July 1, 1999 to the date of disposal).

During January, 2000, the Company reached an agreement to sell its 50% interest in Jena Mines to its joint venture partner, Zimbabwe Mining Development Corporation for $1.7 million [approximately US $1.1 million]. The Company realized no gain on the sale. Proceeds of the sale were used to pay outstanding accounts payable in
Zimbabwe. The Company's proportionate share of Jena's revenues, expenses and cash flows for the year ended June 30, 2002 are as follows:

											F-14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar amounts in thousands of Canadian dollars except per common share amounts)

June 30, 2002

												2000
												$

Mining revenue
	1,573
Mining and operating expenses

									1,614
Interest expense									20

Net loss for the year								(61)

During the year ended June 30, 2000, no dividends were paid by Jena and the
Company and its subsidiaries incurred mineral exploration and related costs on behalf of Jena in the amount of $nil.

11. CHANGES IN NON-CASH WORKING CAPITAL BALANCES

The changes in non-cash working capital balances relating to operations is
comprised of:
						2002			2001			2000
						$			$			$

Accounts receivable and
 deposits					156			(221)		800
Inventory					-			229			520
Accounts payable			55			(220)
(2,801)

						211			(212)
(1,481)

12. COMPARATIVE AMOUNTS

Certain of the comparative amounts have been reclassified to conform with the presentation adopted in the current year.




F-15