Form 20-F
period 2003-06-30
CONSOLIDATED TRILLION RESOURCES LTD
filed 2003-10-28
CIK 1012454

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

      [ ]   Registration statement pursuant to Section 12(b) or 12(g) of the
Securities Exchange Act of 1934

or

      [X]   Annual report pursuant to Section 13 or 15(d) of the Securities
Exchange Act of 1934
      For the Fiscal Year ending June 30, 2003

or

      [ ]   Transition report pursuant to Section 13 or 15(d) of the Securities
Exchange Act of 1934
      For the transition period from _____ to _____ (N/A)

Commission File Number:       0-28248
                       ---------------------


                      CONSOLIDATED TRILLION RESOURCES LTD.
                       (formerly Trillion Resources Ltd.)
             ------------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)

                      CONSOLIDATED TRILLION RESOURCES LTD.
                 -----------------------------------------------
                 (Translation of Registrant's Name into English)

                                 Alberta, Canada
                 -----------------------------------------------
                 (Jurisdiction of Incorporation or Organization)

                      Suite #1116 - 925 West Georgia Street
                       Vancouver, British Columbia V6C 3L2
                    ----------------------------------------
                    (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                        Name of Each Exchange
   Title of Each Class                                   on Which Registered
   -------------------                                  ---------------------
          N/A                                                     N/A


Securities registered or to be registered pursuant to Section 12(g) of the Act:

                         Common Shares without par value
                         -------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                       N/A
                                ----------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of June 30, 2003:

                   8,899,512 Common Shares without par value.
                   ---------

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

               YES      X                                  NO
                   -----------                                -----------

Indicate by checkmark which financial statement item the registrant has elected to follow.

           ITEM 17      X                             ITEM 18
                   -----------                                -----------

Exhibit Index Page:  F-1
                     ----

================================================================================

                                TABLE OF CONTENTS
--------------------------------------------------------------------------------
PART I                                                                      PAGE
--------------------------------------------------------------------------------

ITEM 1     Identity of Directors, Senior Management and Advisors               5
ITEM 2     Offer Statistics and Expected Timetable                             5
ITEM 3     Key Information                                                     5
ITEM 4     Information of the Company                                          9
ITEM 5     Operating and Financial Review and Prospects                       12
ITEM 6     Directors, Senior Management and Employees                         16
ITEM 7     Major Shareholders and Related Party Transactions                  21
ITEM 8     Financial Information                                              22
ITEM 9     The Offer and Listing                                              24
ITEM 10    Additional Information                                             25
ITEM 11    Quantitative and Qualitative Disclosure about Market Risk          33
ITEM 12    Description of Securities other than Equity Securities             34
ITEM 13    Defaults, Dividend Arrearages and Delinquencies                    34

--------------------------------------------------------------------------------
PART II                                                                     PAGE
--------------------------------------------------------------------------------

ITEM 14    Material Modifications to the Rights of the Security Holders
                and Use of Proceeds                                           34
ITEM 15    Controls and Procedures                                            34
ITEM 16.A  Audit Committee Financial Expert                                   35
ITEM 16.B  Code of Ethics                                                     35
ITEM 16.C  Principal Accountant Fees and Services                             35

--------------------------------------------------------------------------------
PART III                                                                    PAGE
--------------------------------------------------------------------------------

ITEM 17    Financial Statements                                               36
ITEM 18    Financial Statements                                               36
ITEM 19    Financial Statement and Exhibits                                   36

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

                                 NOTE REGARDING
                           FORWARD-LOOKING STATEMENTS

The statements in this annual report that are not based on historical facts are called "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a Number of different places in this annual report and can be identified by words such as "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:

- general economic and business conditions, including changes in interest rates;

-     prices and other economic conditions;

-     natural phenomena;

- actions by government authorities, including changes in government regulation;

-     uncertainties associated with legal proceedings;

-     changes in the resources market;

-     future decisions by management in response to changing conditions;

- our ability to execute prospective business plans; and misjudgements in the course of preparing forward-looking statements.

We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf. The Company assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.

PART I

1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

3.    KEY INFORMATION

A.    SELECTED FINANCIAL DATA.

      Table 1 - Presented in Accordance with Canadian GAAP.
      (Thousands of Canadian dollars, except per share amounts)

                             Year       Year      Year        Year      Year
                             ended      ended     ended       ended     ended
                           June 30,   June 30,   June 30,   June 30,   June 30,
                             2003        2002      2001       2000       1999
                           --------   --------   --------   --------   --------
Total Revenues               1,498        964        734      3,592      9,194
Net Income (Loss)             (503)      (369)     2,851     (1,735)   (32,918)
Income (Loss) per
  common share               (0.06)     (0.04)      0.32      (0.32)     (6.84)
Interest Income                 31         65        115         13        192
Total Assets                 2,465      3,212      3,526        895     14,615
Long term debt                   -          -          -          -          -
Total shareholders'
  equity                     2,425      2,928      3,297        446        351

      Table 2 - Presented in Accordance with U.S. GAAP.
      (Thousands of Canadian dollars, except per share amounts)

                             Year       Year      Year        Year      Year
                             ended      ended     ended       ended     ended
                           June 30,   June 30,   June 30,   June 30,   June 30,
                             2003        2002      2001       2000       1999
                           --------   --------   --------   --------   --------
Total Revenues              1,498        964         734     3,592       9,194
Net Income (Loss)            (503)      (369)      3,139      (970)    (26,323)
Income (Loss) per
  common share              (0.06)     (0.04)       0.35     (0.18)      (5.47)
Total Assets                2,799      3,291       3,617       802      13,562
Long term debt                  -          -           -         -           -
Shareholders' Equity        2,759      3,007       3,388       353        (702)

      Note: Refer to Note 8 of the Company's 2003 Consolidated Financial Statements for a reconciliation of Canadian and U.S. GAAP.

      *As restated to reflect Canadian and US GAAP differences for long term investments and mineral exploration.

CURRENCY AND EXCHANGE RATES

All monetary amounts are expressed in Canadian dollars except otherwise indicated. The following table sets forth the rate of exchange for the Canadian Dollar at the end of each of the previous six months and the five most recent fiscal years ended June 30, 2003, the average rates for each year and the range of high and low rates for month end period and each year. For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one US Dollar. The average rate means the average of the exchange rates on the last day of each month during the year.

For the month end                                             High          Low
-----------------                                             ----         ----
August 31, 2003                                               1.42         1.38
July 31, 2003                                                 1.42         1.33
June 30, 2003                                                 1.38         1.33
May 31, 2003                                                  1.44         1.34
April 30, 2003                                                1.49         1.44
March 31, 2003                                                1.50         1.46


For the year ended                                 Average    High        Low
------------------                                 -------    -------    ------
June 30, 2003                                      1.51087    1.605      1.3305
June 30, 2002                                      1.56859    1.619      1.5024
June 30, 2001                                      1.51928    1.5822     1.4625
June 30, 2000                                      1.47297    1.58220    1.4625
June 30, 1999                                      1.51047    1.58450    1.4447

On September 30, 2003, the closing buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $0.073910 U.S. = $1.00 Canadian. Amounts converted from Zimbabwe dollars to Canadian dollars in this registration statement have been calculated using a conversion rate of $1 Zimbabwe dollar to approximately each Cdn. $0.0238(approximately $0.018 US).

B.    CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable.

D.    RISK FACTORS

An investment in Trillion's Common Shares is subject to the risks and uncertainties inherent in Trillion's business. Any investor should consider the following factors, as well as other information set forth in this annual report, in connection with an investment in Trillion's Common Shares. If any of the risks described below occur, Trillion's business, results of operations and financial condition could be adversely affected. In such cases, the price of Trillion's Common Shares could decline, and investors could lose all or part of their investment.

Risks Inherent in Mining

Exploration for economic deposits of minerals is subject to a number of risk factors. While the rewards for mining companies can be substantial if an economically viable discovery is made, few of the properties explored are ultimately developed into producing mines. The Company's ability to continue exploration and development of its properties is dependent upon its ability to raise significant additional funds in the future. Should the Company not be able to obtain such financing, a portion of its interest in properties may be lost to joint venture partners, or its properties may be lost entirely.

Ownership of mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous transfer history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership interests are in good standing.

The Company may become subject to liability for certain hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Payment of such liabilities would reduce funds available for acquisition of mineral properties or exploration and development.

Conflicts of Interest

Certain directors, officers or promoters of the Company are directors, officers, significant shareholders or promoters of other publicly listed companies. As a result, potential conflicts of interest may arise with respect to the exercise by such persons of their respective duties for the Company. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In the appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Absence of Dividends

The Company has never declared or paid cash dividends on its Common Shares and does not anticipate doing so in the foreseeable future. There can be no assurance that the Company's board of directors will ever declare cash dividends, which action is exclusively within its discretion. Investors cannot expect to receive a dividend on the Company's Common Shares in the foreseeable future, if at all.

Dilution

The Company may in the future grant to some or all of its own and its subsidiaries' directors, officers, insiders and key employees options to purchase the Company's Common Shares as non-cash incentives to those employees. Such options may be granted at exercise prices equal to market prices at time when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of the then existing shareholders of the Company may be subject to additional dilution.

The Company is currently without a source of revenue and will most likely be required to issue additional securities to finance its operation and may also issue substantial additional securities to finance the development of any or all of its projects.

Volatility of Common Share Price and Volume

The Company's Common Shares trade Over the Counter Bulletin Board ("OTCBB"). Shareholders of the Company may be unable to sell significant quantities of the Common Shares into the public trading markets without a significant reduction in the price of the shares, if at all. The market price of the Common Shares may be affected significantly by factors such as changes in the Company's operating results, the availability of financings, fluctuations in the price of metals, the interest of investors, traders and others in small exploration stage public companies such as the Company and general market conditions. In recent years the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small capitalization exploration companies similar to the Company, have experienced wide fluctuations, which have not necessarily been related to the operating performances, underlying asset values or future prospects of such companies. There can be no assurance that future fluctuations in the price of the Company's shares will not occur.

See Item 10 Additional Information - Taxation - United States Federal Income Tax

Consequences for a more detailed discussion of material United States federal income tax consequences for U.S. Shareholders.

4.    INFORMATION ON THE COMPANY

            (all dollar amounts are in thousands (000's) of Canadian
                       dollars except per share amounts)

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

The principal expenditures of the Company for the past three years completed relate to its wholly owned subsidiary's drilling company costs and the Company's general and administrative costs which where $3,308 and $1,317 respectively over a three year period. The following table outlines these expenses per year:

For the years ended June 30

                                                         000's
                                       ---------------------------------------
                                        2003             2002            2001
                                       -----            -----            -----
Drilling
   (excluding amortization)            1,497            1,067             744
General and Administrative               421              458             438
Exchange Loss (gain)                     263              (19)            148


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

      b.    1 million shares issued when financing is secured to n

      c. 1 million shares upon successful completion and commissioning of the plant.

2. Goswell is to provide the engineering and technical assistance to design, build and commission the first facility at normal commercial rates.

3. Goswell is to have first right to provide any equipment for the facilities.

On the successful completion of the agreement, a finders fee to an unrelated party.

To date there has been no agreement signed as outlined in item 1.a hereinabove and the Company is no longer pursuing this agreement.

On June 23, 2003 Trillion entered into an agreement to sell it's wholly owned Guernsey subsidiary for US$100,000 to an unrelated third party. With this sale Trillion will have withdrawn from any further direct exploration or development work in Zimbabwe. Trillion will retain a 30% carried interest in all of its exploration projects in Zimbabwe up to total expenditures of US$300,000.

Subsequent to the Company's year end, on July 2, 2003 Trillion executed a letter agreement ("Letter Agreement") with Viceroy Explorations Ltd.
("ViceroyEx") providing for the acquisition of all the shares of Trillion by way of a statutory plan of arrangement (the "Arrangement") under the Company Act ("British Columbia").

ViceroyEx will acquire all of the shares of Trillion by issuing to shareholders of Trillion 0.70 ViceroyEx share for each Trillion share.

Closing of the Arrangement is conditional upon, among other things, the Companies entering into a definitive form of Arrangement Agreement, Trillion receiving final fairness opinions, receipt of all regulatory and shareholder approvals.

In addition, it is a condition of the closing that ViceroyEx will be required to raise as a minimum $1 million of additional capital and obtain a listing on a recognized national stock exchange. It is expected that ViceroyEx on completion of the Arrangement and the additional financing will have approximately $4 million of working capital.

Trillion intends to seek shareholder approval for the transaction at its next annual general meeting, which will be held on November 17, 2003.

B.    BUSINESS OVERVIEW.

Trillion is engaged in the exploration and development, when warranted, of natural resource properties.

During 2000, the Company divested its mining properties, and reverted to an exploration stage company. The divesture of the Company's mining assets and operations in South Africa allowed Trillion to clear its indebtedness to its debenture holder and with the sale of its 15% interest in a nickel laterite deposit in Cote d'Ivoire, for US$2,500 providing working capital.

During 2001 the Company entered into an agreement with BHP World Exploration Inc. ("BHP") to explore BHP's Karasberg PGM-Ni property in Southern Namibia. During the second quarter 2002 and early 2003 the Company completed exploration work which consisted of reestablishing the BHP grid (94 km); completion of a ground magnetometry survey, geological and structural mapping survey. Exploration costs for work completed were $51.

During the fiscal periods 2001 to 2003, the company's revenues were as a result of the its drilling company in South Africa. The drilling company operated at a loss during the years 2001 and 2002 and broke even in 2003 at $1.

C.    ORGANIZATIONAL STRUCTURE

During the year ended June 30, 2003 Trillion entered into an agreement whereby Trillion agreed to sell it's wholly owned Guernsey subsidiary for US$100 to an unrelated third party.

D.    PROPERTY, PLANTS AND EQUIPMENT

Other Properties

As a result of the sale of the Company's Guernsey subsidiary, Trillion will have withdrawn from any further direct exploration or development work in Zimbabwe. Trillion will retain a 30% carried interest in all of its exploration projects in Zimbabwe up to total expenditures of US$300

5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

                 (all dollar amounts are in thousands (000's) of
                   Canadian dollars except per share amounts)

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the years ended June 30, 2001 through 2003, should be read in conjunction with the consolidated financial statements of the Company and related notes therein, prepared in accordance with Canadian generally accepted accounting principles. Unless expressly stated otherwise, all references to dollar amounts in this section are to Canadian dollars. Please refer to Note 8 of the Consolidated Financial Statements for a reconciliation to generally accepted accounting principles in the U.S.

A.    OPERATING RESULTS.

For the year ended 2003, the Company recorded a loss of $503 compared to the 2002 loss of $369.

The net loss was attributed mostly to an increase in foreign exchange losses of $282 derived from our US dollar cash converted at lower exchange rates than the prior year. The Company also had $51 of exploration expenses incurred in relation to its Karasberg in Namibia. These costs were offset by drilling revenues of $1,498 and a gain on sale of investments of $207.

For the year ended 2002, the Company recorded a loss of $369 in comparison to a net income of $2,851 for the year ended 2001.

The net loss in 2002 was mainly attributed to fewer contracts and increased drilling expenses as a result of the hyper inflationary economy and the fact that several of the drilling consumables are US$ cost based, thereby creating an operating loss of $591. This was offset by a gain on sales of $157 from the Company's investment in Canico Resource Corp.( See Related Party Transactions.) and interest income of $65 from interest earned on its short term investments.

The Company recorded a net income of $2,851 for the year ended 2001 in comparison to a net loss of $1,735 for the year ended 2000.

The net income was attributable to the gain on the sale of its interest in the Touba-Biankouma nickel laterite deposit in Cote d'Ivoire to its partner in the project, Falconbridge International (Investments) Limited for US $2,500 ($3,800 Canadian) which realized a gain of $3,400 - See Note 10 of the Consolidated Financial Statements. Drilling operations reflected revenues of $730 and drilling expenses of $744; drilling asset amortization of $32; and write down of drilling assets of $85.

The remaining expenses were attributed to general and administrative.

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

During the year ended June 30, 2003 Trillion sold its interest in the drilling company by way of an agreement to sell it's wholly owned Guernsey subsidiary for US$100 to an unrelated third party.

The following table outlines Ex-Drill's revenues and cost for the years 2003 to 2001.

($000's)                                                 YEARS ENDED JUNE 30
                                                    ---------------------------
Revenues & Costs only                                2003      2002       2001
---------------------                               ------     -----     ------
Revenues                                             1,498      $964       $730
Drilling Costs (excluding amortization)              1,497     1,067       $744
Average meters drilled                              10,027     8,087     11,406
Average income/meter                                  $149      $119        $64
Average cost/meter                                    $149      $132        $65


Operating costs increased again significantly during 2003 and 2002 in comparison to 2001 due to the hyper inflationary economy and the fact that several of the drilling consumables remain US dollar cost based. This increased pressure in costs, thereby reducing the profit margin. The revenue per meter decreased in 2001 compared to 2000 due to the increased competition for fewer contracts.

Other Income:

      a.    Management Fees

      The Company charged a management fee to operate the mines. This fee was based on 3% of total mining revenue. Ex-Drill also earns a small 1.7% management fee to operate the company on behalf of the local 30% partner. However, due to the decreased contracts in 2002, there were no management fees recorded for that period. The following table outlines the management fees for the fiscal years 2003 to 2001.

($000's)                                                Years ended June 30
                                                    ---------------------------
                                                     2003      2002       2001
                                                    ------     -----     ------
Mine management fees                                   -         -          0
Ex-Drill management fees                               -         -          4
Exploration fees                                       -         -          0
                                                    ------     -----     ------
TOTAL FEES                                             -         -          4
                                                    ======     =====     ======




      b.    Interest and other

During 2003 the Company earned interest of $31 from funds held in Canadian deposits compared to $65 in 2002 and $115 in 2001.

B.    LIQUIDITY AND CAPITAL RESOURCES

During the year ended 2003, the Company recorded a gain of sales of $207 as a result of the sale of Canico shares and the sale of the Trillion's Guernsey subsidiary.

During the year ended 2002, the Company recorded a gain of sales of $157 as a result of a reverse take over of Oliver Gold Corp. by Hastings Resource Corp. Trillion in 2001 held an investment in 1,131,139 pre-consolidation common shares of Oliver Gold Corp. and based on a 9.3 to 1 basis the Company's investment as at June 30, 2002 was 121,628 (post consolidation) common shares of Canico Resource Corp. The transaction was accounted for as a disposition of a portfolio investment with proceeds equal to the agreed value of the Canico shares on the transaction date of $1.94 per share and accordingly, the Company recorded a disposition for proceeds of $236 and a gain of $157.

During the year ended 2001, pre-consolidation, the Company utilized a portion of its Oliver shares held to reduce debt reducing its investment to $79.

During Trillion's operating year for 2001, the Company sold its rights to its 15% interest in the Touba-Biankouma nickel laterite deposit in Cote d'Ivoire to its partner Falconbridge International (Investments) Limited for US$2,500. The proceeds from this sale provided significant working capital to the Company.

The poor investment climate precluded the Company from increasing capital investment during the last three years 2003 to 2000.

During the year ended 2003 accounts receivable decreased to $40 from $165 in 2002 as a result of the Company's sale of its Guernsey subsidiary.

As at June 30, 2003 the Company had working capital in the amount of $2,424, providing sufficient funds for its work commitments and administrative operating expenses.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable. See Item 4, Information on the Company, D. Property, Plant and Equipment, for a review of the Company's exploration activities.

D.    TREND INFORMATION

Management is not aware of any trend, commitment, event or uncertainty that is both presently known to management and reasonably expected to have a material effect on Trillion's business, financial condition or results of operations as at the date of this report except as otherwise disclosed herein or except in the ordinary course of business, save that (1) completion of the Arrangement will have a material effect as Trillion will operate as a wholly owned subsidiary company of ViceroyEx and (2) if the Arrangement does not complete, Trillion will have no significant assets.

E.    OFF-BALANCE SHEET ARRANGEMENTS

Not applicable.

F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Not applicable.

G.    SAFE HARBOUR

Not applicable.

6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the names and addresses of directors and officers of Trillion, their positions and offices with Trillion, their principal occupations and the date of commencement of their term.



NAME AND                              SHARES
MUNICIPALITY OF RESIDENCE;     BENEFICIALLY OWNED  DIRECTOR
OFFICE                            OR CONTROLLED      SINCE    PRESENT OCCUPATION AND POSITIONS HELD DURING THE LAST FIVE YEARS
--------------------------     ------------------  --------   -------------------------------------------------------------------
Patrick G. Downey(3)                 666,756        1998      President and CEO of the Corporation, Consulting Mining
North Vancouver, B.C.                                         Engineer, Partner of Rescan Engineering Services Ltd. (a mining
Director, President and CEO                                   engineering firm). President and Director of Oliver Gold
                                                              Corporation, director of Canico Resource Corporation

Ronald K. Netolitzky(1)(2)(3)        960,589        1987      Professional Geologist since 1965. President and Director of
Victoria, B.C.                                                Keewatin Consultants Inc (geological consulting firm); Former
Chairman of the Board                                         President and CEO of the Company and Director of several
                                                              resources companies

Henry Giegerich(1)(2)                43,916         1993      Director of Solomon Resources Ltd., Oliver Gold Corporation and
Vancouver, B.C.                                               Viceroy Resources Corp., MCK Mining Ltd., Starfield Resources Inc
Director

Eric Cunningham(1)(2)                71,200         2002      Mining Consultant
Toronto, Ontario

Terese J. Gieselman                   8,000         2000      Secretary/Treasurer of the Company, Former Corporate Secretary,
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

B.    COMPENSATION

The following table sets forth all annual and long-term compensation for services in all capacities to the Company and its subsidiaries for the fiscal years ended June 30, 2003, 2002 and 2001 paid by the Company to the Named Executive Officers.

NAME AND                   FISCAL          ANNUAL       LONG TERM COMPENSATION
PRINCIPAL                  PERIOD       COMPENSATION      COMMON SHARES UNDER
POSITION                ENDING JUNE        SALARY           OPTIONS GRANTED
-------------------     -----------     ------------    ----------------------
Patrick G. Downey           2003         134,000(1)             150,000
President & CEO             2002          54,050(1)             150,000
                            2001         $54,000(1)             150,000

(1) These amounts were paid to private corporations, majority owned by the named individual.

Compensation on Termination of Employment, Change in Responsibilities and Employment Contracts

At June 30, 2003 an employment contract with respect to the President and CEO was in place and provided for one year's current salary in the case of termination without cause.

Directors' Compensation

No directors' fees or other compensation or benefits are paid to directors of the Corporation in that capacity.

Option Grants During the Most Recently Completed Financial Year

Options were granted during the year as follows:


NAME                 NUMBER OF SHARES     EXERCISE PRICE       EXPIRY DATE
---------------      ----------------     --------------     -----------------
P. Downey                 150,000              0.27          February 26, 2006
R. Netolitzky             105,000              0.27          February 26, 2006
E. Cunningham              15,000              0.27          February 26, 2006
H. Giegerich               90,000              0.27          February 26, 2006
T. Gieselman               75,000              0.27          February 26, 2006
S. Champlin                20,000              0.27          February 26, 2006



The following table summarizes information with respect to all exercises of stock options during the financial year ended June 30, 2003 by each of the Named Executive Officers and the financial year-end value of unexercised stock options on an aggregated basis:


                      COMMON SHARES                                                        VALUE OF UNEXERCISED
                       ACQUIRED ON       AGGREGATE         UNEXERCISED OPTIONS AT        IN-THE-MONEY OPTIONS AT
                        EXERCISE       VALUE REALIZED      FINANCIAL YEAR END (#)       FINANCIAL YEAR END(1) ($)
NAME                       (#)              ($)          EXERCISABLE/ UNEXERCISABLE    EXERCISABLE/ UNEXERCISABLE
------------------    -------------    --------------    --------------------------    -------------------------
Patrick G. Downey          Nil              Nil                  150,000                         Nil(1)
President & CEO


(1) The Company's shares were suspended from trading on the Toronto Stock Exchange effective August 31, 2000. The last trading price per share was $0.30 and the options are convertible into common shares at $0.27.

C.    BOARD PRACTICES

During the 2003 reporting period the board of directors of the Corporation (the "Board") was comprised of two related and two unrelated members. The Board's makeup remains at two related and two unrelated due to Mr. Netolitzky's previous position as President and CEO.

The role of the directors is to oversee the conduct of the Corporation's business and to supervise management, which is responsible to the directors for the day-to-day conduct of business. However, given the size of the Corporation, transactions of moderate value are of relative importance to the Corporation and are addressed by the directors. The directors discharge five specific responsibilities as part of their overall "stewardship responsibility." These are:

o Strategic planning process: The Corporation's strategic plan is prepared by and elaborated on directly by the directors with the assistance of management;

o Managing risk: The directors directly oversee most aspects of the business of the Corporation and thus, do not require specific systems or the creation of committees to effectively monitor and manage the principal risks of all aspects of the business of the Corporation;

o Appointing, training and monitoring senior management: No system of selection, training and assessment of management has been currently established, as they would be too costly. However the directors closely monitor management's performance, which is measured against the overall strategic plan, through reports by and regular meetings with management;

o Communication policy: it is and has always been the directors' unwritten policy to communicate effectively with the shareholders of the Corporation and the public generally through statutory filings and mailings, as well as press releases. Shareholders are also given an opportunity to make comments or suggestions at shareholders meetings. These comments and suggestions are considered by the directors.

o Ensuring the integrity of the Corporation's internal control and management information systems: Given the involvement of the directors in operations, the current size of the Corporation and the reports from and meetings with management, the directors believe that they effectively track and monitor the implementation of approved strategies.

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

The Board has established three standing committees, the Audit Committee, the Compensation Committee and the Corporate Governance Committee, however in light of the Corporation's size and resources, it was determined that setting up other committees would be overly expensive at this time. The Corporation does not provide a formal orientation and education programme for new directors. However, new directors are given an opportunity to familiarize themselves with the Corporation by touring the facilities and meeting other directors as well as members of management. The Corporation does provide directors with documents from third parties relating to the responsibilities of directors.

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

D.    EMPLOYEES

The Company currently has one employee and three consultants. During the past three years this number has decreased substantially as a result of the divestiture of its mining operations in Zimbabwe.

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

7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTION

A.    MAJOR SHAREHOLDERS

To the best of the knowledge of the directors and senior officers of the Company, the following is the only shareholder of the Company that beneficially owns, directly or indirectly, or exercises control over, shares carrying more than 5% of the outstanding voting rights attached to the Company's Common Shares as at September 15, 2003.

Name of Shareholder              No. of Shares        % of Issued Shares
----------------------------     -------------        ------------------
Ronald Netolitzky                   960,589                  10.79
Roytor & Co TR for
  Pembroke Trade & Finance Inc      775,000                   8.7
Patrick G. Downey                   666,756                   7.49


As of September 15, 2003, the Company's directors and senior officers, as a group, beneficially held a total of 1,750,461 Common Shares, directly or indirectly, representing 19.66% of the Company's issued Common Shares. As at that date there were 830,00 options outstanding to purchase additional securities in the capital stock of the Company. To the best of its knowledge, Trillion is not directly or indirectly controlled by a foreign government.

As at September 15, 2003, there were 286 holders of record of the Company's common stock of which 99 were U.S. residents owning 1,163,851 (13%) of the Company's outstanding shares.

B.    RELATED PARTY TRANSACTIONS

None of the directors, senior officers and principal shareholders, nor any associate or affiliate of the foregoing, have had any material interest, direct or indirect in any transaction since the commencement of the Company's last financial year.

During the year ended June 30, 2003, companies controlled by officers and directors of the Corporation provided consulting services and administrative services to the Corporation for which $192 [2002 - $107; 2001 - $120] is included in general and administrative costs.

As at June 30, 2003, the Company held an investment in 60,000 [2002 - 121,628] Common shares of Canico Resource Corp. ["Canico"]. Effective February 6, 2002, Oliver Gold Corporation

("Oliver") completed a merger, which constituted a reverse take-over of Oliver by the shareholders of Hastings Resource Ltd. As a result, from the perspective of Trillion, the transaction is accounted for as a disposition of a portfolio investment with proceeds equal to the agreed value of the Canico shares on the transaction date at $1.94 per share. Oliver consolidated its share capital on a
9.3 to 1 basis and changed its name to Canico Resource Corp. Accordingly, in 2002, the Company recorded a disposition for proceeds of $236 and a gain of $157. During 2003, the Company sold 61,628 Common shares of Canico for cash proceeds of $326 and recorded a gain of $207. The Company's President and CEO since 1999 was also President of Oliver until the merger and was a Director of Canico until February 23, 2003.

C.    INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

8.    FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 17.

Legal Proceedings

The Company does not know of any material active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation. The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Dividend Policy

Since its incorporation, Trillion has not declared or paid, and has no present intention to declare or to pay in the foreseeable future, any cash dividends with respect to its Common Shares. Earnings will be retained to finance further growth and development of the business of Trillion. However, if the Board of Directors declares dividends, all Common Shares will participate equally in the dividends, and, in the event of liquidation, in the net assets, of Trillion.

B.    SIGNIFICANT CHANGES

On June 23, 2003 Trillion entered into an agreement to sell it's wholly owned Guernsey subsidiary for US$100,000 to an unrelated third party. With this sale Trillion will have withdrawn from any further direct exploration or development work in Zimbabwe.

Trillion will retain a 30% carried interest in all of its exploration projects in Zimbabwe up to total expenditures of US$300,000.

Subsequent to the Company's year end, on July 2, 2003 Trillion executed a letter agreement ("Letter Agreement") with Viceroy Explorations Ltd. ("ViceroyEx") providing for the acquisition of all the shares of Trillion by way of a statutory plan of arrangement (`the Arrangement') under the Company Act ("British Columbia").

ViceroyEx will acquire all of the shares of Trillion by issuing to shareholders of Trillion 0.70 ViceroyEx share for each Trillion share.

Closing of the Arrangement is conditional upon, among other things, the Companies entering into a definitive form of Arrangement agreement, Trillion receiving final fairness opinions, receipt of all regulatory and shareholder approvals. In addition, it is a condition of the closing that ViceroyEx will be required to raise as a minimum $1 million of additional capital and obtain a listing on a recognized national stock exchange. It is expected that ViceroyEx on completion of the Arrangement and the additional financing will have approximately $4 million of working capital.

Trillion intends to seek shareholder approval for the transaction at its next annual general meeting, which will be held on November 17, 2003.

9.    THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS

The following table sets forth the high and low closing prices, in Canadian dollars, and trading volume of the Common Shares on the TSE during the periods indicated.

                               High       Low           Volume
                               ----       ----        ---------
1998
  First Quarter                2.49       1.53        1,869,201
  Second Quarter               1.93       0.88        3,212,468
  Third Quarter                1.02       0.32        2,923,094
  Fourth Quarter               1.28       0.88          416,902
1999
  First Quarter                0.55       0.32        1,828,936
  Second Quarter               0.41       0.22        1,304,731
  Third Quarter                0.85       0.70           79,264
  Fourth Quarter               0.74       0.45           72,321
2000
  First Quarter                0.75       0.36          225,000
  Second Quarter               0.72       0.13          465,000
  Third Quarter                0.64       0.20          425,000
  Fourth Quarter               0.48       0.13          145,000


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

10.   ADDITIONAL INFORMATION

A.    SHARE CAPITAL

Not applicable.

B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company's Certificate of Incorporation and Articles/By-Laws are Incorporated by Reference to Form 20-FR. The Company confirms no changes have been made the Company's Articles/By-Laws.

C.    MATERIAL CONTRACTS

1. Arrangement Agreement described under "The Arrangement - Arrangement Agreement";

2. Purchase Agreement entered into between Trillion, Trillion Resources (Guernsey) Limited and Great Lakes Minerals (Private) Limited dated June 23, 2003 the Amendment thereto dated July 2, 2003.

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

E.    TAXATION

The following summary of the material Canadian federal income tax considerations generally applicable in respect of the common shares reflects the Company's opinion. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm's length with the Company, hold their common shares as capital property and who will not use or hold the common shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act, or ITA") and the Canada-United States Tax Convention as amended by the Protocols thereto (the "Tax Convention") as at the date of the Annual Report and the current administrative practices of Revenue Canada, Customs, Excise and Taxation. This summary does not take into account Canadian provincial income tax consequences.

This summary is not exhaustive of all possible income tax consequences. It is not intended as legal or tax advice to any particular holder of common stock and should not be so construed. Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

North American Free Trade Agreement (Canada) - The Investment Act was amended with the North American Free Trade Agreement (NAFTA) to provide for special review thresholds for Americans (including "American-controlled "entities" as defined in the Investment Act). Under the Investment Act, as amended, an investment in the Registrant's common shares by an American would be reviewable only if it was an investment to acquire control of the Registrant and the value of the assets of the Registrant was equal to or greater than a specified amount (the "Review

Threshold"), which increases in stages. The Review Threshold is currently $150 million.

Disposition of Common Shares - If a non-resident were to dispose of common shares of the Company to another Canadian corporation which deals or is deemed to deal on a non-arm's length basis with the non-resident and that, immediately after the disposition, is connected with the Company (i.e., which holds shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Company), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common shares sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

Under the Tax Act, a gain from the sale of common shares by a non-resident will not be subject to Canadian tax, provided the shareholder (and/or persons who do not deal at arm's length with the shareholder) have not held a "substantial interest" in the Company (25% or more of the shares of any class of the Company's stock) at any time in the five years preceding the disposition. Generally, the Tax Convention will exempt from Canadian taxation any capital gain realized by a resident of the United States, provided that the value of the common shares is not derived principally from real property situated in Canada.

Dividend - In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Company, which remits only the net amount to the shareholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning at least 10% of the Company's voting shares upon ratification of the Protocol amending the treaty. In the absence of the Tax Convention provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend. Stock dividends received by non-residents from the Company are taxable by Canada as ordinary dividends and therefore the withholding tax rates will be applicable.

Where a holder disposes of common shares to the Company (unless the Company acquired the common shares in the open market in the manner in which shares would normally be purchased by any member of the public), this will result in a deemed dividend to the U.S. holder equal to the amount by which the consideration paid by the Company exceeds the paid-up capital of such stock. The amount of such dividend will be subject to withholding tax as described above.

Capital Gains - A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents "taxable Canadian property" to the holder thereof. A common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with whom he/she did not deal at arm's length owned 25% or more of the issued shares of any class or series of the Company. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian tax will be payable on a capital gain realized on such shares by reason of the Tax Convention unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the shares while resident in Canada. The Company believes that the value of its common shares is not derived from real property situated inside Canada.

Certain United States Federal Income Tax Consequences - The following is a discussion of certain possible United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended ("the Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, the discussion does not consider the potential effects, both adverse and beneficial, of possible legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders - As used herein, a ("U.S. Holder") includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of common shares of the Company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares of the Company is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Common Shares of the Company - U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal Income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the

Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit - A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his/her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company - A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations - In the following four circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company. However, on the basis of (a) the number of shareholders of its common shares, (b) the majority ownership of its shares by Canadian residents, and c) the majority of its assets are actively managed (not passively held), the Company believes that its is neither a "Foreign Personal Holding Company", "Foreign Investment Company", "Passive Foreign Investment Company", nor a "Controlled Foreign Corporation".

Foreign Personal Holding Company - If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 50% or more of the Company's gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), the Company would be treated as a "foreign personal holding company". In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allowable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company - If 50% or more of the combined voting power or total value of the Company outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in
Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company - As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of the

Company's income which is passive, or the percentage of the Company's assets which is held for the purpose of producing passive income. Certain United States income tax legislation contains rules governing PFICs which can have significant tax effects on U.S. shareholders of foreign corporations. These rules do not apply to non-U.S. shareholders. Section 1297(a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion. US persons should consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation - If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company or the total value of the stock of ("United States shareholder"), the Company could be treated as a controlled foreign corporation" under Subpart F of the Code.

This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata share: of "Subpart F Income" (as specially defined by the Code) of the Company; of the Company's earnings invested in U.S. property; and of earnings invested "excess passive assets" (as specifically defined by the Code). The Company, in addition, under Section 1248 of the Code, gain from the sale or exchange of common shares of the Company by a U.S. person who is or was a United States shareholder (as defined in the Code) at any time during the five years period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that the Company is a controlled foreign corporation, a more detailed review of these rules is outside of the scope of this discussion.

F.    DIVIDENDS AND PAYING AGENTS

Not applicable.

G.    STATEMENT BY EXPERTS

Not applicable.

H.    DOCUMENTS ON DISPLAY

All documents referred to in this Form 20-F are available for inspection at the office of the Company, listed below, during normal office hours.

                  Consolidated Trillion Resources Ltd.
                  #1116 - 925 West Georgia Street
                  Vancouver, British Columbia
                  V6C 3L2  Canada

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and it files reports, registration statements and other information with the Securities and Exchange Commission (the "SEC").

The Company's reports, registration statements and other information can be inspected on the SEC's website at www.sec.gov, and such information can be inspected and copies ordered at the public reference facilities maintained by the SEC at the following locations:

---------------------------------------------------------
| Judiciary Plaza                 |  500 West Madison   |
| Room 1024                       |  Suite 1400         |
| Washington, DC 20549            |  Chicago, IL 60661  |
---------------------------------------------------------


I.    SUBSIDIARY INFORMATION

Not applicable.

11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed only to market risk from changes in foreign currency exchange, although the exposure is not considered sufficient to have a material effect on our results of operations and financial condition.

Trillion holds financial instruments in Canadian and US dollars. An appreciation of the Canadian dollar against the U.S. dollar will decrease the fair value of such financial instruments.

The Company has publicly traded securities aside from its own equity. The only publicly traded securities are the Common Shares of the Company, which trade Over the Counter Bulletin

Board. The Company has no debt instruments subject to interest payments, sales contracts, swaps, derivatives, or forward agreements or contracts, or inventory.

The Company has no currency or commodity contracts, and the Company does not trade in such instruments.

The Company has no debt instruments, which are subject to interest payments.

The Company periodically accesses the capital markets with the issuance of new shares to fund operating expenses, and the Company does maintain significant cash reserves which over periods of time that could be materially affected by fluctuations in interest rates or foreign exchange rates.

12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

13.   DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES -

None

14.   MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF
      PROCEEDS

On February 27, 2003, consent resolutions were approved to re-price 75,000 previously granted options from $0.37 to $0.27 per share subject to regulatory approval.

15.   CONTROLS AND PROCEDURES

A.    Evaluation of Disclosure Controls and Procedures

The Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934, as amended) as of a date (the "Evaluation Date") within 90 days prior to the filing date of this report. Based upon that evaluation, the Chief Executive Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or the Company's consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

B.    Changes in Internal Controls

There were no significant changes made in the Company's internal controls or, to the Company's knowledge, in other factors that could significantly affect these controls subsequent to the date of their evaluation.

16A.  AUDIT COMMITTEE FINANCIAL EXPERT

As at the Company's financial year ended June 30, 2003, the audit committee consisted of two directors, Henry Giegerich and Eric Cunningham, both of whom would be determined as financial experts due to their working experience in the mining industry as board members and or officers for several public reporting mining companies.

16B.  CODE OF ETHICS

The Company does not have a formal code of ethics but does adhere to the Company's Corporate Governance Policies as described herein under Item 6. Directors, Senior Management and Employees, C. Board Practices.


16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal periods ended:

                                                      June         June
                                                      2003         2002
                                                     ------       ------
Audit Fees                                           32,000       32,000
Audit Related Fees                                    3,680        3,680
Tax Fees                                              4,000        4,000
All Other Fees                                        4,321            0

PART III

17.   FINANCIAL STATEMENTS

The following financial statements are attached and incorporated herein:

Description of Document                                                    Pages
-----------------------                                                    -----

1.    Cover Page                                                            F-1

2.    Auditors' Report                                                      F-2

3.    Consolidated Balance Sheets as at June 30, 2003 and 2002              F-3

4.    Consolidated Statements of Operations and Deficit for years ended
      June 30, 2003, 2002 and 2001                                          F-4

5.    Consolidated Statements of Cash Flows for years ended June 30,
      2003, 2002 and 2001                                                   F-5

6.    Notes to Consolidated Financial Statements as of June 30, 2003        F-6


18.   FINANCIAL STATEMENTS

See Item 17.

19.   EXHIBITS

1. Arrangement Agreement described under "The Arrangement - Arrangement Agreement";

2. Purchase Agreement entered into between Trillion, Trillion Resources (Guernsey) Limited and Great Lakes Minerals (Private) Limited dated June 23, 2003 the Amendment thereto dated July 2, 2003.

3.    Certificate of Incorporation and Articles/By-Laws

      -- Incorporated by Reference to Form 20-FR, Form 20-F Annual Reports, and
         Form 6-K's --

4. Instruments defining the rights of holders of equity or debt securities being registered.

      -- Refer to Exhibit No. 1 --

5.    Material Contracts:

      -- Incorporated by Reference to Form 20-FR, Form 20-F Annual Reports, and
         Form 6-K's --

6.    Foreign Patents: Not Applicable

7.    Diagram of Parent and Subsidiaries

      -- Incorporated by Reference to Form 20-FR, Form 20-F Annual Reports, and
         Form 6-K's --

8.    Other Exhibits:

      -- Incorporated by Reference to Form 20-FR, Form 20-F Annual Reports, and
         Form 6-K's --

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CONSOLIDATED TRILLION RESOURCES LTD.
                                       -----------------------------------------
                                                  (Registrant)


Date: October 27, 2003             By:     /s/ Patrick G. Downey
                                       -----------------------------------------
                                           Name:    Patrick G. Downey
                                           Title:   President & CEO

                            SECTION 302 CERTIFICATION


I, Patrick G. Downey, Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 20-F of Consolidated Trillion Resources Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

      (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

      (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

      (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

      (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

      (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  October 27, 2003


                                       /s/ Patrick G. Downey
                                       -----------------------------
                                       Patrick G. Downey
                                       President,
                                       and Chief Executive Officer
                                       (Principal Executive Officer)

                           SECTION 302 CERTIFICATION


I, Terese J. Gieselman, Acting Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 20-F of Consolidated Trillion Resources Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

      (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

      (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

      (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

      (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

      (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and


6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  October 27, 2003


                                       /s/ Terese J. Gieselman
                                       -----------------------------
                                       Terese J. Gieselman
                                       Acting Chief Financial Officer
                                       (Principal Financial Officer)

                        CONSOLIDATED FINANCIAL STATEMENTS

                      CONSOLIDATED TRILLION RESOURCES LTD.





                                  June 30, 2003

AUDITORS' REPORT

To the Shareholders of

CONSOLIDATED TRILLION RESOURCES LTD.

We have audited the consolidated balance sheets of CONSOLIDATED TRILLION RESOURCES LTD. as at June 30, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended June 30, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2003, in accordance with Canadian generally accepted accounting principles.

As described in note 2, the Company changed its methods of accounting for impairment of long-lived assets and accounting for stock-based compensation and other stock-based payments.


Ottawa, Canada,                                            /s/ Ernst & Young LLP

July 18, 2003.                                             Chartered Accountants

                      CONSOLIDATED TRILLION RESOURCES LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                              As at June 30
                                                          --------------------
                                                            2003         2002
                                                              $            $
                                                          -------      -------
                                                              [$000's - Cdn]
ASSETS
CURRENT
Cash and cash equivalents                                   2,159        2,559
Short-term investments                                        150          252
Accounts receivable and deposits                               40          165
                                                          -------      -------
TOTAL CURRENT ASSETS                                        2,349        2,976
Investments [note 7]                                          116          236
                                                          -------      -------
                                                            2,465        3,212
                                                          =======      =======

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities                       40          284
                                                          -------      -------
TOTAL CURRENT LIABILITIES                                      40          284
                                                          -------      -------
Contingencies and commitments [note 1]

SHAREHOLDERS' EQUITY
Share capital [note 6]                                     55,694       55,694
Deficit                                                   (53,269)     (52,766)
                                                          -------      -------
TOTAL SHAREHOLDERS' EQUITY                                  2,425        2,928
                                                          -------      -------
                                                            2,465        3,212
                                                          =======      =======

See accompanying notes

On behalf of the Board:

                          Signed: "P. Downey"          Signed: "R. Netolitzky"

                               Director                       Director

                      CONSOLIDATED TRILLION RESOURCES LTD.

                           CONSOLIDATED STATEMENTS OF
                             OPERATIONS AND DEFICIT

                                                                   Years ended June 30
                                                    ------------------------------------------------
                                                         2003            2002                2001
                                                           $               $                  $
                                                    -----------       ----------          ----------
                                                    [$000's - Cdn - except per Common share amounts]
REVENUE
Drilling revenue                                          1,498              964              730
Management fees                                              --               --                4
                                                        -------          -------          -------
                                                          1,498              964              734
                                                        -------          -------          -------
COSTS AND EXPENSES
Drilling [excluding amortization]                         1,497            1,067              744
General and administrative [note 7]                         421              458              438
Exchange loss (gain)                                        263              (19)             148
Exploration expense                                          51               --               --
Write-down of property and equipment [note 5]                 7               49               85
Amortization of property and equipment                       --               --               32
                                                        -------          -------          -------
                                                          2,239            1,555             1447
                                                        -------          -------          -------
OPERATING LOSS                                             (741)            (591)            (713)

Gain on sales [notes 7 and 10]                              207              157            3,449
Interest and other income                                    31               65              115
                                                        -------          -------          -------
INCOME (LOSS) FOR THE YEAR BEFORE TAX                      (503)            (369)           2,851

Provision for income tax [note 4]                            --               --               --

NET INCOME (LOSS) FOR THE YEAR                             (503)            (369)           2,851

Deficit, beginning of year                              (52,766)         (52,397)         (55,248)
                                                        -------          -------          -------
DEFICIT, END OF YEAR                                    (53,269)         (52,766)         (52,397)
                                                        =======          =======          =======
Net income (loss) per Common share: [note 6]
  Basic                                                   (0.06)          (0.04)             0.32
  Diluted                                                 (0.06)          (0.04)             0.32
                                                        -------          -------          -------

See accompanying notes

                      CONSOLIDATED TRILLION RESOURCES LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 Years ended June 30
                                                          -------------------------------
                                                           2003        2002          2001
                                                             $           $             $
                                                          -----        -----        -----
                                                                  [$000's - Cdn]
OPERATING ACTIVITIES
Net income (loss) for the year                             (503)        (369)       2,851
Items not requiring cash:
  Amortization and provisions for property and
    equipment                                                 7           49          117
  Foreign exchange                                          263          (19)         148
  Loss (gain) on sales                                     (207)        (157)      (3,449)
                                                          -----        -----       ------
                                                           (440)        (496)        (333)
Changes in non-cash working capital
  balances relating to operations [note 11]                (119)         211         (212)
                                                          -----        -----       ------
CASH USED IN OPERATING ACTIVITIES                          (559)        (285)        (545)
                                                          -----        -----        -----
INVESTING ACTIVITIES
Purchase of property and equipment                           (7)         (49)         (26)
Net proceeds on sale of assets                              327           --        3,757
Purchase of short-term investments                         (150)        (252)          --
Sale of short-term investments                              252           --           --
                                                          -----        -----       ------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES             422         (301)       3,731
                                                          -----        -----       ------

Foreign exchange gain (loss) on
  cash held in foreign currency                            (263)          19         (148)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS           (400)        (567)       3,038

Cash and cash equivalents, beginning of year              2,559        3,126           88
                                                          -----        -----       ------
CASH AND CASH EQUIVALENTS, END OF YEAR                    2,159        2,559        3,126
                                                          =====        =====       ======
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid in cash                                        --           --           --
Income taxes paid in cash                                    --           --           --
                                                          -----        -----       ------

See accompanying notes

1.    NATURE OF OPERATIONS

Consolidated Trillion Resources Ltd. [the "Company"] is incorporated under the laws of Alberta and, through its operating subsidiaries, carried out its principal activity of providing drilling services in Africa to mining companies and exploration of mineral properties directly and indirectly with other mining companies.

Effective March 31, 2003, the Company sold its drilling operations [see note 10]. Up to that date, the Company conducted activities in countries that have, or may impose, foreign exchange restrictions. Allowed dividend and capital repatriation levels may change as a result of political factors. Trillion's operations entailed significant governmental, socioeconomic, medical and other factors common to all emerging countries. All Zimbabwe operations are subject to government regulation. Operations may be affected in varying degrees by government regulation such as restrictions on production, currency restrictions, price controls, tax increases, pollution controls or changes in conditions under which minerals may be marketed. More specifically, Zimbabwe operations are subject to hyper-inflationary conditions.

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

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and (up to March 31, 2003) the accounts of its wholly owned subsidiary Trillion Resources (Guernsey) Limited.

REVENUE RECOGNITION

Drilling revenue is recognized on an accrual basis as the work is performed.

FOREIGN CURRENCY TRANSLATION

The foreign currency transactions of the Company occur in the hyper-inflationary economic environment of Zimbabwe. The financial statements of the foreign operations are translated using the temporal method, whereby monetary assets and liabilities are translated at the year end rate; non-monetary items are translated at historical exchange rates, unless such items are carried at market, in which case they are translated at the year end rate; revenue and expense items are translated at the rate of exchange in effect on the dates they occur. Exchange gains or losses are reflected in income immediately.

STOCK-BASED COMPENSATION PLANS

The Company has a stock-based compensation plan described in note 6. Effective July 1, 2002, the Company adopted Handbook section 3870, Stock-based compensation and other stock-based payments. Section 3870 outlines a fair value based method of accounting for certain stock-based transactions and establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions in which an enterprise grants shares of Common stock, stock options, or other equity instruments, or incurs liabilities based on the price of Common stock or other equity instruments. As permitted by Section 3870, the Company did not adopt the fair value based method of accounting for all employee stock-based transactions and was not affected by the requirements to account for the fair value of certain other stock-based transactions. The exercise price of all stock options is equal to the trading price of the stock when options are granted. The new standard has been adopted on a retroactive basis and the Company's treatment of stock based compensation had no impact on the Company's financial position, results of operations or cash flows.

EXPLORATION COSTS

Exploration expenditures related to mineral properties are deferred if it is probable these costs will be recovered from future operations; otherwise, they are expensed when incurred. Acquisition costs for mineral properties are deferred until it is determined these costs will not be recovered from future operations, at which point these costs are written off. The recoverability of mineral exploration costs is reviewed regularly and written down to the net recoverable amount if management's long-term expectation is that the carrying amount will not be recovered.

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

IMPAIRMENT OF LONG-LIVED ASSETS

Effective July 1, 2002, the Company adopted the new recommendations of the CICA Handbook section 3063, Impairment of Long-lived Assets, which addresses financial accounting and reporting for the impairment of long-lived assets held for use. The adoption of these new recommendations did not have a material impact on the Company's financial position, results of operations or cash flows.

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

INCOME TAXES

The Company follows the liability method to account for income taxes. If, on the basis of available evidence, it is more likely than not that a portion of a future tax asset will not be realized, the future tax asset is reduced by a valuation allowance.

3.    SEGMENT INFORMATION

Up to March 31, 2003, the Company operated in one operating segment, being gold mining and drilling operations in Africa.

4.    INCOME TAXES

The Company has recorded a valuation allowance for the full amount of future tax assets, substantially all of which is non-capital losses for Canadian income tax purposes of approximately $4 million, which will expire in the fiscal years up to 2010.

The income tax provision reported differs from the amount computed by applying the Canadian rate to income (loss) before taxes, because of the benefit of tax loss carry forwards not being recorded in the years the losses are incurred.

5.    PROPERTY AND EQUIPMENT

                                                       ACCUMULATED    NET BOOK
                                               COST   AMORTIZATION      VALUE
                                                 $          $             $
                                               ----   ------------    --------
2003
Furniture, fixtures and equipment                7          7            --
                                               ---        ---           ---
                                                 7          7            --
                                               ===        ===           ===

                                                       ACCUMULATED    NET BOOK
                                               COST   AMORTIZATION      VALUE
                                                 $          $             $
                                               ----   ------------    --------
2002
Land and building                               99         99            --
Furniture, fixtures and equipment               71         71            --
Drilling equipment                             218        218            --
Motor vehicles                                  75         75            --
                                               ---        ---           ---
                                               463        463            --
                                               ===        ===           ===

During the year ended June 30, 2003, management reviewed the recoverability of its property and equipment on the basis set out in note 2 and recorded a write-down of $7 [2002 - $49; 2001 - $85].

6.    SHARE CAPITAL

Authorized share capital comprises of an unlimited number of non-voting preferred shares issuable in series and an unlimited number of Common shares without par value. The issued and outstanding Common shares throughout the period from June 30, 2000 to June 30, 2003 was 8,899,512 shares with a paid in value of $55,694. No shares were issued during this period.

Basic net income (loss) per Common share was computed by dividing net income
(loss) by the weighted-average number of Common shares outstanding during the year. For diluted net income per Common share, the denominator also includes dilutive outstanding stock options determined using the treasury-stock method. There are no potential dilutive/Common shares during the three year period ended June 30, 2003.

Options and warrants excluded from diluted income per Common share, as their effect would be anti-dilutive, were 530,000 for the year ended June 30, 2003 [2002 - 800,000; 2001 - 725,000].

Effective November 1999, the Company adopted a stock option plan to grant options to directors, officers and key employees to acquire up to 833,333 Common shares based on the quoted market price of shares on the date of the grant. Options vest immediately upon issue. At June 30, 2003, there were 303,333 options available for grant under the plan.

In February 2003, the Company repriced 75,000 (subject to shareholder approval at the Company's next annual general meeting) options held by a director of the Company from $0.37 per share to $0.27 per share, the then current market price of the stock. These options were originally granted in February 2002.

Stock option activity is presented below:

                                                                WEIGHTED
                                                OPTIONS     AVERAGE EXERCISE
                                              (THOUSANDS)        PRICE
                                                   $               $
                                              -----------   ----------------
OUTSTANDING AT JUNE 30, 2000                      725             0.37
Granted                                            --               --
                                                 ----             ----
OUTSTANDING AT JUNE 30, 2001                      725             0.37
                                                 ----             ----
Granted                                            75             0.37
                                                 ----             ----
OUTSTANDING AT JUNE 30, 2002                      800             0.37
                                                 ----             ----
Granted                                           455             0.27
Cancelled                                        (725)            0.37
                                                 ----             ----
OUTSTANDING AT JUNE 30, 2003                      530             0.27
                                                 ====             ====

The Company has 530,000 options outstanding with a weighted average remaining life of 2.52 years, all of which are exercisable at $0.27 per share.

PRO FORMA STOCK-BASED COMPENSATION DISCLOSURES

The pro forma disclosures required by Section 3870 of the CICA Handbook for the Company's net income (loss) and earnings per share are as follows:

                                                       2003      2002      2001
                                                        $         $         $
                                                      -----     -----     -----
Net income (loss):
  As reported                                          (503)     (369)    2,851
  Pro forma                                            (589)     (384)    2,851
Basic and diluted net income (loss) per share:

  As reported                                         (0.06)    (0.04)     0.32
  Pro forma                                           (0.07)    (0.04)     0.32


The fair value of options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

                                                      2003      2002       2001
                                                       $         $          $
                                                     -----     -----      -----
Risk-free interest rate                               3.14%     3.80%      6.02%
Expected dividend yield                                 --        --         --
Expected life                                            3         3          3
Expected volatility                                    120%      122%       372%
Weighted average fair value per share                 0.19      0.20         --

For the purposes of pro forma disclosures, the estimated fair value of the options is expensed immediately as options vest immediately.

7.    RELATED PARTY TRANSACTIONS

Companies controlled by officers and directors of the Company provided consulting services and administrative services to the Company for which $192 [2002 - $107; 2001 - $120] is included in general and administrative costs.

As at June 30, 2003, the Company held an investment in 60,000 [2002 - 121,628] Common shares of Canico Resource Corp. ["Canico"]. Effective February 6, 2002, Oliver Gold Corporation ("Oliver") completed a merger, which constituted a reverse take-over of Oliver by the shareholders of Hastings Resource Ltd. As a result, from the perspective of Trillion, the transaction is accounted for as a disposition of a portfolio investment with proceeds equal to the agreed value of the Canico shares on the transaction date at $1.94 per share. Oliver consolidated its share capital on a 9.3 to 1 basis and changed its name to Canico Resource Corp. Accordingly, in 2002, the Company recorded a disposition for proceeds of $236 and a gain of $157. During 2003, the Company sold 61,628 Common shares of Canico for cash proceeds of $327 and recorded a gain of $207. The Company's President and CEO since 1999 was also President of Oliver until the merger and was a Director of Canico until February 23, 2003.

8. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its accounts in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which conform in all material respects with United States generally accepted accounting principles ("U.S. GAAP") except as described below.

During the year ended June 30, 1999, the shareholders approved a reduction of the stated capital and deficit totaling $19,501. The reduction of the stated capital and deficit reflected in the Canadian GAAP financial statements is not permitted under U.S. GAAP.

In accordance with Canadian GAAP, the Company's former mining properties were amortized over proven and probable reserves and mineralization expected to be classified as reserves. Under U.S. GAAP, only proven and probable reserves are used as the basis for amortization expense. As such, the gain on sale of the Company's investment in Cote d'Ivoire during the year ended June 30, 2001, would increase by $288.

8. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

If U.S. GAAP were followed, the consolidated balance sheets and statements of operations and deficit as at and for the years ended June 30 would have been reported as follows:

                                                           2003        2002        2001
                                                             $           $           $
                                                          -----       -----       -----
Net income (loss) under Canadian GAAP                      (503)       (369)      2,851
Add adjustment for mineral exploration costs                 --          --         288
                                                          -----       -----       -----
NET INCOME (LOSS) U.S. GAAP                                (503)       (369)      3,139
                                                          =====       =====       =====

Net income (loss) per Common share - [U.S. GAAP]:
Basic                                                     (0.06)      (0.04)       0.35
Diluted                                                   (0.06)      (0.04)       0.35
                                                          =====       =====       =====


                                                           2003        2002        2001
                                                             $           $           $
                                                         ------      ------      ------
Deficit [Canadian GAAP]                                  53,269      52,766      52,397
Deficit reduction [Canadian GAAP]                        19,501      19,501      19,501
Net income (loss) [Canadian GAAP]                          (503)       (369)      2,851
Net (income) loss [U.S. GAAP]                               503         369      (3,139)
Adjustment for exploration expenses - prior years            --          --         288
                                                         ------      ------      ------
DEFICIT [U.S. GAAP]                                      72,770      72,267      71,898
                                                         ======      ======      ======

Under U.S. GAAP, the Company's investments would be adjusted from their carrying values under Canadian GAAP to year-end quoted market values and the differences recorded, net of applicable income taxes, as adjustments to shareholders' equity. The following table sets out the quoted market values as at June 30, 2003 and 2002 of the Company's investments based upon closing stock quoted market share prices at that date. However, given the size of the Company's holding relative to their recent trading volumes, these quoted market values may not be indicative of the ultimate proceeds the Company would receive should the investments be tendered for sale.

8. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

Investment in Canico

                             CARRYING                        RELATED        INCREASE IN
                              VALUE       ADJUSTMENT TO      DEFERRED      SHAREHOLDERS'
                            [CANADIAN      MARKET VALUE     INCOME TAX        EQUITY
            MARKET VALUE      GAAP]         [US GAAP]        [US GAAP]       [US GAAP]
                  $             $               $               $                 $
            ------------    ---------     -------------     ----------     -------------
2003             450           116             334              --               334
                 ===           ===             ===             ===               ===
2002             315           236              79              --                79
                 ===           ===             ===             ===               ===

For the purposes of U.S. GAAP, the Company continues to follow APB No. 25, accounting for stock options issued to employees and, accordingly, no compensation expense has been recognized on account of stock options granted.

9.    COMMITMENTS

The Company has office lease costs of approximately $5 per month until August, 2004.

10.   DISPOSALS

Effective March 31, 2003 the Company sold its rights and interest in its Zimbabwe drilling contracts and agreed to sell its wholly owned Guernsey subsidiary for US$100 ($135 Canadian). The US$100 proceeds ($135 Canadian) are due no later than December 2003; such proceeds are being held back by the purchaser and the Company will recognize such proceeds when the administrative activities and the transaction is complete. The Company is to retain a 30% participating interest in two of its exploration projects in Zimbabwe (the Nglube Diamond and the Big Mag Low) up to total expenditures funded by the purchaser of US$300.

Effective October 14, 2000, the Company sold all the Company's rights to its 15% interest in the Touba-Biankouma nikel laterite deposite in Cote d'Ivoire to its partner in the project, Falconbridge International (Investments) Limited for US $2.5 million ($3.8 million Canadian) and realized a gain of $3.4 million.

11.   CHANGES IN NON-CASH WORKING CAPITAL BALANCES

The changes in non-cash working capital balances relating to operations is comprised of:

                                                     2003      2002     2001
                                                       $         $        $
                                                     ----      ----     ----
Accounts receivable and deposits                      125       156     (221)
Inventory                                              --        --      229
Accounts payable                                     (244)       55     (220)
                                                     ----       ---     ----
                                                     (119)      211     (212)
                                                     ====       ===     ====

12.   COMPARATIVE AMOUNTS

Certain of the comparative amounts have been reclassified to conform with the presentation adopted in the current year.

13.   SUBSEQUENT EVENTS

1) On July 2, 2003, Trillion announced it had entered into an agreement with Viceroy Exploration Ltd ("ViceroyEx") providing for the acquisition of all the shares of Trillion by way of a statutory plan of arrangement under the Company Act (British Columbia). The President of ViceroyEx is the Chairman of the Board of Trillion and was President and Chief Executive Officer of Trillion from July 1, 1998 up to July 1, 1999. ViceroyEx is to issue shareholders of Trillion 0.70 ViceroyEx shares for each Trillion share. Closing of the arrangement is conditional upon, among other things:

      a) the companies entering into a definitive form of Arrangement agreement;

      b)    Trillion receiving final fairness opinions;

      c)    receipt of all regulatory and shareholder approvals; and

      d) ViceroyEx will be required as a minimum to raise $1 million of additional capital and obtain a listing on a recognized national stock exchange.

2) On July 29, 2002 the Company announced it had entered into a letter of intent with Goswell Developments of South Africa ["Goswell"] for the exclusive right to market and use the technologies and systems currently operated by Goswell to recover aluminum from smelter dross. The Company is no longer actively pursuing this project.

                                                                       EXHIBIT 1


THIS ARRANGEMENT AGREEMENT DATED for reference the 12th day of July, 2003.

BETWEEN:

                   VICEROY EXPLORATION LTD., a company duly incorporated pursuant to the laws of British Columbia and having an office at 900 - 570 Granville Street, Vancouver, B.C., V6E 3X2.

                   (hereinafter called "ViceroyEx")

                                                               OF THE FIRST PART

AND:

                   CONSOLIDATED TRILLION RESOURCES LTD., a company duly incorporate pursuant to the laws of Alberta and having an office at 1116 - 925 West Georgia Street, Vancouver, B.C., V6C 3L2.

                   (hereinafter called "Trillion")

                                                              OF THE SECOND PART

AND:

                   ORO BELLE RESOURCES CORPORATION., a company duly incorporated pursuant to the laws of Province of British Columbia and having an office at 900 - 570 Granville Street, Vancouver, B.C., V6E 3X2.

                   (hereinafter called "Oro Belle")

                                                               OF THE THIRD PART

WHEREAS THE PARTIES HAVE AGREED THAT:

A. Trillion is presently an Alberta corporation and will continue (the "Continuance") into British Columbia under the Company Act of British Columbia, RSBC 1996 c 62 as amended (the "Act").

B. ViceroyEx will raise a minimum $1,000,000 by subscription of ViceroyEx shares issued at a minimum price of $0.50 per share (the "Private Placement");

C. Pursuant to a plan of arrangement under Section 252 of the Act (the "Plan of Arrangement"), Oro Belle and Trillion will amalgamate and the Shareholders of Trillion will receive shares in ViceroyEx (the "Arrangement").

D. ViceroyEx will apply to have its common shares listed for trading on the TSX Venture Exchange (the "TSXV") in Canada and quoted upon the Over the Counter Bulletin Board ("OTCBB") in the United States.

THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and of the mutual covenants and agreements hereinafter set forth, the parties hereto agree each with the other as follows:

1.0      DEFINITIONS

1.1      In this Agreement:

(a) all capitalized terms which are not otherwise defined in this Agreement shall have the meaning ascribed to them in the Plan of Arrangement;

(b) "Continuance" means the continuance of Trillion as a company under the Act;

(c) "Information Circular" means the information circular to be sent to Shareholders of Trillion, in connection with the special and general meeting of holders of Trillion shares to be held to consider and, if thought fit, to approve the Arrangement, among other things;

(d) "material fact", "material change" and "misrepresentation" have the meanings ascribed to them by the Securities Act (British Columbia);

(e) "Plan of Arrangement" means the plan of arrangement attached hereto as Schedule "A"; and

(f) "securityholders" means individuals, corporations or other entities that are the legal and beneficial owner of shares, options, warrants or other securities convertible into shares as the case may be.

2.0      ARRANGEMENT

2.1 On or before the Effective Date, the Continuance shall have been authorized by the Director under the Business Corporations Act (Alberta) and all necessary documents to effect the Continuance on or before the Effective Date shall have been accepted for filing by the Registrar of Companies for British Columbia;

2.2 The parties agree to carry out the Arrangement substantially on the terms as set out in the Plan of Arrangement, subject to such changes as may be mutually agreed to by the parties on the advice of their respective legal, tax and financial advisors.

2.3 The parties agree that the Arrangement will be carried out with the intention that all shares issued on completion of the Arrangement to the United States Shareholders of Trillion will be issued by ViceroyEx in reliance on the exemption from the registration requirements of the Securities Act of 1933 (the "1933 Act") provided by Section 3(a)(10) of the 1933 Act (the "Section 3(a)(10) Exemption"). In order to ensure the availability of the Section 3(a)(10) Exemption, the parties agree that the Arrangement will be carried out on the following basis:

(a) the Arrangement will be subject to the approval of the Supreme Court of British Columbia (the "Court");

(b) the Court will be advised as to the intention of the parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the Arrangement;

(c) the Court will be required to satisfy itself as to the fairness of the Arrangement;

(d) the order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being fair to the Shareholders of Trillion;

(e) Trillion will ensure that each securityholder entitled to receive securities on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right; and

(f) the interim order (the "Interim Order") of the Court approving the meeting of the securityholders of Trillion to approve the Arrangement will specify that each securityholder will have the right to appear before the Court so long as they enter an appearance within a reasonable time.

2.4 Trillion and Oro Belle shall, as soon as reasonably practicable, apply to the Court pursuant to Section 252 of the Act for the Interim Order providing for, among other things, the calling and holding of the special and annual general meeting of Shareholders of Trillion for the purpose of considering and, if deemed advisable approving the Arrangement, and for the form of approval by the Shareholders of Oro Belle of the Arrangement. If the approval of the Arrangement as set forth in the Interim Order is obtained, thereafter Trillion and Oro Belle shall take the necessary steps to submit the Arrangement to the Court and apply for the final order (the "Final Order") in such fashion as the Court may direct and, as soon as practicable thereafter, and subject to satisfaction or waiver of any other conditions provided for in this Agreement, Trillion and Oro Belle shall file, pursuant to subsection 252(3) of the Act, a certified copy of the Final Order and all other necessary documents to give effect to the Arrangement.

3.0      DIRECTORS

3.1 Effective on or before the completion of the Arrangement, the board of directors of ViceroyEx will consist of six (6) members or such number as mutually agreed, which shall consist of nominees of each of the parties, it being understood that the largest number of nominees for directors will be those of ViceroyEx.

3.2 All nominees for directors must be eligible as directors under the Act and be acceptable to the "TSXV".

4.0      REPRESENTATIONS AND WARRANTIES

REPRESENTATIONS AND WARRANTIES BY VICEROYEX

4.1 As at the date of this Agreement and as at the Closing Date, ViceroyEx represents and warrants to the other parties, and acknowledges that the other parties are relying thereon, as follows:

(a) each of ViceroyEx and its subsidiaries is duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, continuance or amalgamation and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it, is duly licensed or qualified as a foreign corporation in each jurisdiction in which the character of the property and assets now owned by it or the nature of its business as now conducted by it requires it to be so licensed or qualified (save where failure to have such licence or qualification is not in the aggregate material);

(b)      as of the date hereof, ViceroyEx has:

         (i) an authorized capital of One Hundred Million (100,000,000) common shares, One Hundred Million (100,000,000) first preferred shares and One Hundred Million (100,000,000) second preferred shares, of which 13,800,000 common shares are duly issued as fully paid and non-assessable and no preferred shares are issued; and

         (ii) no options, warrants or other convertible securities issued or outstanding which entitle the holder to purchase shares or any other securities of ViceroyEx except as disclosed in the Information Circular;

(c) each of ViceroyEx and Oro Belle has the corporate power to enter into this Agreement and to carry out its respective obligations hereunder;

(d) neither the execution and delivery of the Agreement nor the consummation of the transactions contemplated by the Agreement will conflict with, result in a breach or default of, accelerate the performance required by any agreement to which ViceroyEx or any of its subsidiaries is a party or violate any provision, law, regulation, order, award, judgment or decree applicable to ViceroyEx or its subsidiaries;

(e) there are no agreements, covenants, undertakings or other commitments of ViceroyEx or its subsidiaries, including partnerships or joint ventures of which it or its subsidiaries is a partner or member, under which the consummation of the Arrangement would:

         (i) have the effect of imposing restrictions or obligations on ViceroyEx or its subsidiaries materially greater than those imposed upon ViceroyEx or its subsidiaries or any such partnership or joint venture at the date hereof; or

         (ii) give a third party a right to terminate any material agreement to which ViceroyEx or its subsidiaries or any such partnership or joint venture is a party or to purchase any of their respective assets; or

         (iii) impose material restrictions on the ability of ViceroyEx or its subsidiaries to carry on any business which they might choose to carry on within any geographical area, to acquire property or dispose of their property and assets in their entirety or to change their corporate status; or

         (iv) impose material restrictions on the ability of ViceroyEx or its subsidiaries to pay any dividends or make other distributions to their Shareholders or to borrow money and to mortgage and pledge their property as security therefor;

(f) there are no undisclosed actions, suits or proceedings, pending or threatened against or affecting ViceroyEx, its subsidiaries or any of its principals, at law or in equity, or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency, domestic or foreign, and ViceroyEx is not aware of any existing grounds on which any such action, suit or proceeding might be commenced with any reasonable likelihood of success against it or its subsidiaries save that a potential claim may be made in respect of Viceroy's Salamanca property, as disclosed to Trillion;

(g) this Agreement has been duly authorized, executed and delivered by ViceroyEx and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other applicable laws affecting creditors' rights generally and to general principles of equity;

(h) ViceroyEx is a "reporting issuer" within the meaning of the securities laws of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and North West Territories and is deemed to have been a reporting issuer for twelve (12) months;

(i) the latest audited financial statements of ViceroyEx for the fiscal year ended June 30, 2003 as disclosed in the Information Circular are true and correct in every material respect, and have been prepared in accordance with generally accepted accounting principles and fairly reflect the consolidated financial position of ViceroyEx and its subsidiaries as at the date of such financial statements and the results of its operations for the period then ended and have been prepared in accordance with accounting principles generally accepted in Canada;

(j) ViceroyEx has filed with all applicable securities and regulatory authorities (including exchanges and markets) all information and documents required to be filed with such authorities (the "ViceroyEx Public Record") and the statements set forth in the ViceroyEx Public Record are true, correct and complete and do not contain any misrepresentation as of the dates on which they were made and ViceroyEx has not filed any confidential material change reports or similar reports; and

(k) ViceroyEx is not in default in any material respect of any requirement of any applicable securities laws or regulatory authority having jurisdiction over any securities of ViceroyEx;

(l) the description of the business of ViceroyEx and its subsidiaries, its financial condition, assets and properties as provided to Trillion for inclusion in the Information Circular will not contain any untrue statement of a material fact or omit to state any material fact necessary to make such description not misleading;

(m) ViceroyEx and Oro Belle have not incurred any liability for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation in connection with this Agreement or the Arrangement except as disclosed in the Information Circular;

(n) there are no known or anticipated material liabilities of ViceroyEx or its subsidiaries of any kind whatsoever (including absolute, accrued or contingent liabilities) nor any commitments whether or not determined or determinable, in respect of which ViceroyEx or its subsidiaries is or may become liable other than the liabilities disclosed on, reflected in or provided for in the financial statements referred to in paragraph
         (i) of this Section 4.1 or to be reflected in the Information Circular or incurred in the ordinary course of business;

(o) ViceroyEx has the subsidiaries disclosed in the Information Circular, each of which is 100% owned by ViceroyEx, does not at present own shares in and is not a party to any agreement of any nature to acquire any shares in any other corporation or entity and is not a party to any agreement to acquire or lease any other business operations;

(p) the corporate records and minute books of each of ViceroyEx and Oro Belle as required to be maintained by them under the laws of their jurisdiction of incorporation are up to date and contain complete and accurate minutes of all meetings of their directors and Shareholders and all resolutions consented to in writing;

(q) each of ViceroyEx and its subsidiaries owns good and marketable title to its property and assets free and clear of any and all mortgages, liens, pledges, charges, security interests, encumbrances, actions, claims or demands of any nature whatsoever or howsoever arising which would have a materially adverse effect on the property or assets of ViceroyEx and its subsidiaries except as disclosed in the Information Circular;

(r) each of ViceroyEx and its subsidiaries has duly filed on a timely basis all tax returns required to be filed by it and has paid or withheld all taxes which are due and payable or required to be withheld, and has paid all assessments and reassessments, and all other taxes, governmental charges, penalties, interest and fines due and payable on or before the date hereof; adequate provision has been made for taxes payable for the current period for which tax returns are not yet required to be filed; there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by, or payment of any tax, governmental charge or deficiency against ViceroyEx or its subsidiaries; there are no actions, suits, proceedings, investigations or claims commenced or threatened or to the knowledge of ViceroyEx or its subsidiaries, contemplated against ViceroyEx or its subsidiaries in respect of taxes, governmental charges or assessments, or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority; and

(s) none of the representations, warranties or statements of fact made in this Section contain any untrue statement of a material fact or omit to state any material fact necessary to make any such warranty or representation not misleading.

REPRESENTATIONS AND WARRANTIES OF TRILLION

4.2 As at the date of this Agreement and as at the Closing Date, Trillion represents and warrants to the other parties, and acknowledges that the other parties are relying thereon, as follows:

(a) Trillion is a company duly amalgamated, organized, validly existing and in good standing under the laws of the Province of Alberta and has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it, is duly licensed or qualified as a foreign corporation in each jurisdiction in which the character of the property and assets now owned by it or the nature of its business as now conducted by it requires it to be so licensed or qualified (save where failure to have such licence or qualification is not in the aggregate material);

(b)      as of the date hereof, Trillion has:

         (i) an authorized capital of an unlimited number of common shares with par-value and an unlimited number of non-voting preferred shares issuable in series, of which 8,899,512 common shares are duly issued and outstanding as fully paid and non-assessable and no preferred shares are issued; and

         (ii) no options, warrants or other convertible securities issued or outstanding which entitle the holder to purchase shares or any other securities of Trillion except as disclosed in the Information Circular;

(c) Trillion has the corporate power to enter into this Agreement and to carry out its obligations hereunder;

(d) neither the execution and delivery of the Agreement nor the consummation of the transactions contemplated by the Agreement will conflict with, result in a breach or default of, accelerate the performance required by any agreement to which Trillion is a party or violate any provision, law, regulation, order, award, judgment or decree applicable to Trillion;

(e) there are no agreements, covenants, undertakings or other commitments of Trillion, including partnerships or joint ventures of which it is a partner or member, under which the consummation of the Arrangement would:

         (i) have the effect of imposing restrictions or obligations on Trillion materially greater than those imposed upon Trillion or any such partnership or joint venture at the date hereof; or

         (ii) give a third party a right to terminate any material agreement to which Trillion or any such partnership or joint venture is a party or to purchase any of their respective assets; or

         (iii) impose material restrictions on the ability of Trillion to carry on any business which it might choose to carry on within any geographical area, to acquire property or dispose of its property and assets in their entirety or to change its corporate status; or

         (iv) impose material restrictions on the ability of Trillion to pay any dividends or make other distributions to its Shareholders or to borrow money and to mortgage and pledge its property as security therefor;

(f) there are no undisclosed actions, suits or proceedings, pending or threatened against or affecting Trillion or any of its principals, at law or in equity, or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency, domestic or foreign, and Trillion is not aware of any existing grounds on which any such action, suit or proceeding might be commenced with any reasonable likelihood of success;

(g) this Agreement has been duly authorized, executed and delivered by Trillion and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other applicable laws affecting creditors' rights generally and to general principles of equity;

(h) Trillion is a "reporting issuer" within the meaning of the securities laws of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, and Quebec and a foreign private issuer under the 1933 Act and is subject to the information reporting requirements of the 1933 Act, is not in default of any requirement of any applicable securities laws and no regulatory authority having jurisdiction has issued any order preventing or suspending trading of any securities of Trillion which is currently outstanding;

(i) the latest audited financial statements of Trillion for the year ended June 30, 2003 are true and correct in every material respect, and have been prepared in accordance with generally accepted accounting principles and fairly reflect the financial position of Trillion as at the date of such financial statements and the results of its operations for the period then ended and have been prepared in accordance with accounting principles generally accepted in Canada;

(j) Trillion has filed with all applicable securities and regulatory authorities (including exchanges and markets) all information and documents required to be filed with such authorities (the "Trillion Public Record") and the statements set forth in the Trillion Public Record are true, correct and complete and do not contain any misrepresentation as of the dates on which they were made and Trillion has not filed any confidential material change reports or similar reports;

(k) the common shares of Trillion trade on the OTCBB and Trillion is in compliance with all rules, regulations and policies of the National Association of Securities Dealers and OTCBB in all material respects;

(l) Trillion is not in default of any requirement of any applicable securities laws and no regulatory authority having jurisdiction over any securities of Trillion;

(m) the description of the business of Trillion, its financial condition, assets and properties in the Information Circular will not contain any untrue statement of a material fact or omit to state any material fact necessary to make such description not misleading;

(n) Trillion has not incurred any liability for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation in connection with this Agreement or the Arrangement;

(o) there are no known or anticipated material liabilities of Trillion of any kind whatsoever (including absolute, accrued or contingent liabilities) nor any commitments whether or not determined or determinable, in respect of which Trillion is or may become liable other than the liabilities disclosed on, reflected in or provided for in the financial statements referred to in paragraph (i) of this
         Section 4.2 or to be reflected in the Information Circular or incurred in the ordinary course of business;

(p) Trillion has no subsidiaries, and except as disclosed in the Information Circular does not at present own shares in and is not a party to any agreement of any nature to acquire any shares in any other corporation or entity and is not a party to any agreement to acquire or lease any other business operations;

(q) the corporate records and minute books of Trillion as required to be maintained by it under the laws of its jurisdiction of incorporation are up to date and contain complete and accurate minutes of all meetings of its directors and Shareholders and all resolutions consented to in writing;

(r) Trillion owns good and marketable title to its property and assets free and clear of any and all mortgages, liens, pledges, charges, security interests, encumbrances, actions, claims or demands of any nature whatsoever or howsoever arising which would have a materially adverse effect on the property or assets of Trillion except as disclosed in the Information Circular;

(s) Trillion has duly filed on a timely basis all tax returns required to be filed by it and has paid or withheld all taxes which are due and payable or required to be withheld, and has paid all assessments and reassessments, and all other taxes, governmental charges, penalties, interest and fines due and payable on or before the date hereof; adequate provision has been made for taxes payable for the current period for which tax returns are not yet required to be filed; there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by, or payment of any tax, governmental charge or deficiency against Trillion; there are no actions, suits, proceedings, investigations or claims commenced or threatened or to the knowledge of Trillion, contemplated against Trillion in respect of taxes, governmental charges or assessments, or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority; and

(t) none of the representations, warranties or statements of fact made in this Section contain any untrue statement of a material fact or omit to state any material fact necessary to make any such warranty or representation not misleading.

5.0      COVENANTS

COVENANTS OF VICEROYEX AND ORO BELLE

5.1 each of ViceroyEx and Oro Belle hereby covenants and agrees that it shall take such steps and to do all such other acts and things, as may be necessary or desirable in order to give effect to the transactions contemplated by this Agreement and, without limiting the generality of the foregoing:

(a) ViceroyEx shall use its commercially reasonable efforts to, prior to the completion of the Arrangement, complete the Private Placement and obtain conditional listing of ViceroyEx on the TSXV and, upon completion of the Arrangement, use its commercially reasonable efforts to file all required documents to enable the shares of ViceroyEx to be quoted on the OTCBB; and

(b) ViceroyEx shall ensure that the information and consolidated financial statements related to ViceroyEx and Oro Belle contained in the Information Circular and any related documentation to be distributed in connection with the solicitation of proxies by the management of Trillion in connection with the Trillion meeting shall be true, correct and complete in all material respects and shall not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they are made.

COVENANTS OF TRILLION

5.2 Trillion shall take such steps and to do all such other acts and things, as may be necessary or desirable in order to give effect to the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, shall:

(i) use its commercially reasonable best efforts to apply for and obtain such consents, orders or approvals as counsel for ViceroyEx may advise are necessary or desirable for the implementation of the Arrangement and, without limiting the generality of the foregoing, to:

(ii)     apply for and obtain the Interim and the Final Order as provided in
         Section 2.4 hereof;

(iii) complete the Continuance and the sale of Trillion Guernsey on or before the Effective Date;

(iv) in a timely and expeditious manner, file the Information Circular in all jurisdictions where the same is required in accordance with applicable law and provide the same to its Shareholders in accordance with applicable law or as required under exemption orders granted by appropriate regulatory authorities;

(v) shall ensure that the information and consolidated financial statements related to Trillion contained in the Information Circular and any related documentation to be distributed in connection with the solicitation of proxies by the management of Trillion in connection with the Trillion meeting shall be true, correct and complete in all material respects and shall not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they are made; and

(vi) convene and use commercially reasonable efforts to hold the Trillion Meeting in accordance with the Interim Order for the purpose of considering the Arrangement Resolution.

6.0      CONDITIONS PRECEDENT

MUTUAL CONDITIONS PRECEDENT

6.1 The parties' obligations to complete the transactions contemplated in this Agreement are subject to satisfaction of the following conditions on or before the Closing Date (as hereinafter defined):

(a) all necessary approvals of Shareholders of Trillion by the requisite majorities will have been obtained in respect of the Continuance and the Arrangement;

(b) ViceroyEx, as the sole Shareholder of Oro Belle, will have approved the Arrangement;

(c)      the Continuance shall have been completed;

(d) all necessary orders of the Court with respect to the Arrangement will have been obtained on terms acceptable to each of the parties hereto, acting reasonably;

(e) the TSXV shall have accepted the Arrangement and shall have conditionally approved the listing thereon of the shares of ViceroyEx to be issued and issuable pursuant to the Arrangement, subject to usual terms and conditions of the TSXV satisfactory to Trillion and ViceroyEx;

(f) all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders, necessary or desirable for the completion of the transactions provided for in this Agreement and the Plan of Arrangement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances;

(g) there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement or the Arrangement;

(h) none of the consents, orders, regulations or approvals contemplated herein shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by any of the parties hereto, acting reasonably;

(i) the issue of the shares of ViceroyEx pursuant to the Arrangement will have been approved by all necessary corporate action to permit such shares to be issued as fully paid and non-assessable and will be exempt from the registration requirements of the 1933 Act and the registration and prospectus requirements of applicable securities laws in each of the provinces and territories of Canada in which holders of shares of Trillion are resident;

(j) dissent rights shall not have been exercised prior to the Effective Date by holders of shares of Trillion representing in the aggregate 2% or more of the total number of shares of Trillion outstanding at such time;

(k) opinions as to the fairness of the terms of the Arrangement from a financial point of view to the Shareholders of Trillion, shall have been delivered prior to the date of mailing of the Information Circular, and such opinions shall be with content and in form acceptable to the board of directors of Trillion and shall not have been withdrawn prior to the completion of the Arrangement;

(l) the board of directors of ViceroyEx shall have been reorganized as described in the Information Circular; and

(m) the transactions contemplated by this Agreement shall have been approved by the board of directors or independent special committee of each of ViceroyEx and Trillion.

CONDITIONS SOLELY FOR THE BENEFIT OF VICEROYEX

6.2 The obligations of ViceroyEx to complete the transactions contemplated in this Agreement are subject to satisfaction of the following conditions on or before the Closing Date:

(a) the value of Trillion will be no less than $3,000,000 of which the cash component shall not be less than $2,200,000;

(b) Trillion shall have completed the sale of its wholly-owned subsidiary Trillion Guernsey;

(c) no adverse material change will have occurred in the business, affairs, financial condition or operations of Trillion;

(d) between the date of this Agreement and the Closing Date, Trillion will not incur any expenses otherwise than in the ordinary course of its business or in connection with its obligations under this Agreement;

(e) the representations and warranties of Trillion set out in Section 4.2 will be true and correct in all material respects on and as of Closing with the same force and effect as if made on Closing;

(f)      the covenants of Trillion will have been completed as at the Closing
         Date; and

(g) ViceroyEx will be satisfied with the results of its due diligence reviews in connection with the transactions contemplated hereby.

The foregoing conditions in this Section 6.2 are inserted for the exclusive benefit of ViceroyEx and may be waived by it in whole or in part at any time.

CONDITIONS SOLELY FOR THE BENEFIT OF TRILLION

6.3 The obligations of Trillion to complete the transactions contemplated in this Agreement are subject to satisfaction of the following conditions on or before the Closing Date:

(a) no adverse material change will have occurred in the business, affairs, financial condition or operations of ViceroyEx;

(b) ViceroyEx will be listed or conditionally listed on the TSXV and will be in compliance with all rules, regulations and policies of the TSXV in all material respects;

(c)      ViceroyEx will have completed the Private Placement;

(d) between the date of this Agreement and the Closing Date, ViceroyEx will not incur any expenses otherwise than in the ordinary course of its business or in connection with its obligations under this Agreement;

(e) the representations and warranties of ViceroyEx set out in Section 4.1 shall be true and correct in all material respects on and as of Closing with the same force and effect as if made on Closing;

(f) the covenants of ViceroyEx will have been completed as at the Closing Date; and

(g) Trillion will be satisfied with the results of its due diligence reviews in connection with the transactions contemplated hereby.

The foregoing conditions in this Section 6.3 are inserted for the exclusive benefit of Trillion and may be waived by it in whole or in part at any time.

7.0      AMENDMENT, CLOSING AND TERMINATION

AMENDMENT

7.1 This Agreement and the Plan of Arrangement may, at any time and from time to time before the Effective Date, be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective Shareholders. Without limiting the generality of the foregoing, any such amendment may:

(a) change the time for performance of any of the obligations or acts of the parties hereto;

(b) waive any inaccuracies or modify any representation contained herein or any document to be delivered pursuant hereto; or

(c) waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the parties hereto;

(d) amend the terms of Section 3.01 of the Plan of Arrangement and Sections 6.1(a), (b), (c), (d), (e), (f), (g) and (i) of this Agreement and the sequence of transactions described in the Plan of Arrangement subject to any required approval of the Shareholders of Trillion, given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

7.2 This Agreement and the Exhibits hereto may be amended in accordance with the Final Order, but if the terms of the Final Order require any such amendment, the rights of the parties hereto under Sections 6.1, 6.2, 6.3 and Sections 7.1, 7.2 and 7.4 shall remain unaffected.

CLOSING

7.3 The completion of the Arrangement (the "Closing") will be at the offices of DuMoulin Black, 595 Howe Street, 10th Floor, Vancouver, British Columbia V6C 2T5, on the second business day after receipt of all necessary approvals, or such other place or date as may be mutually agreed by the parties, provided it is not later than November 30, 2003 (the "Closing Date"). At the Closing, parties will exchange documents to effect the Closing including documents to confirm the matters set out in Article Six and to complete the Arrangement and related matters as contemplated hereby.

TERMINATION

7.4      This Agreement shall terminate:

(a) in the event that the conditions are not satisfied or waived by the parties to whom they are of benefit prior to the Closing Date, or any earlier date contemplated herein, this Agreement will terminate and be of no further force or effect on the Closing Date, or such earlier date; or

(b) by unanimous agreement of the parties hereto without further action on the part of their respective Shareholders; or

(c) upon the earlier of (i) the holders of shares of Trillion failing to approve the Continuance or the Arrangement at its Shareholder meeting called for such purpose; and (ii) a final determination from the Court or an appeal court which denies the granting of the Final Order.

7.5 The provisions of Articles Nine and Ten will survive any termination under Section 7.4.

8.0      DUE DILIGENCE

8.1 Upon execution of this Agreement, it is agreed that the parties (through their representatives) will be permitted to complete the due diligence investigations of each other in connection with the transaction contemplated hereunder.

8.2 Each of the parties will afford to the others and to their accountants, counsel and other representatives, full access during normal business hours to the management, properties, books, records, contracts, commitments and other documentation of such party and its subsidiaries and will allow such parties and their accountants, counsel and representatives to perform a diligent and complete examination of its financial condition, business, affairs, property and assets.

9.0      INDEMNITY

9.1      INDEMNIFICATION

Each party (the "INDEMNIFYING PARTY") hereto undertakes with the other party hereto (the "INDEMNIFIED PARTY") to hold the Indemnified Party fully and effectually indemnified from and against all losses, claims, damages, liabilities, actions or demands (including amounts paid in any settlement approved by the Indemnifying Party of any action, suit, proceeding or claim but excluding lost profits and consequential damages), to which such Indemnified Party may become subject insofar as such losses, claims, damages, liabilities, actions or demands arise out of or are based upon any breach of a representation, warranty, covenant or obligation of the Indemnifying Party contained in this Agreement or any certificate or notice delivered by it in connection herewith, and will reimburse such Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such loss, claim, damage, liability, action or demand.

9.2      DEFENCE

(a) Promptly after receipt by an Indemnified Party of notice of a possible action, suit, proceeding or claim referred to in Section 9. 1 hereof, such Indemnified Party, if a claim in respect thereof is to be made against the Indemnifying Party under such Section, shall provide the Indemnifying Party with written particulars thereof; provided that failure to provide the Indemnifying Party with such particulars shall not relieve such Indemnifying Party from any liability which it might have on account of the indemnity provided for in this Article Nine except insofar as such failure shall prejudice such Indemnifying Party. The Indemnified Party shall also provide to the Indemnifying Party copies of all relevant documentation and, unless the Indemnifying Party assumes the defence thereof, shall keep such Indemnifying Party advised of the progress thereof and will discuss with the Indemnifying Party all significant actions proposed.

(b) An Indemnifying Party shall be entitled, at its own expense, to participate in (and, to the extent that it may wish, to assume) the defence of any such action, suit, proceeding or claim but such defence shall be conducted by counsel of good standing approved by the Indemnified Party, such approval not to be unreasonably withheld. Upon the Indemnifying Party notifying the Indemnified Party of its election so to assume the defence and retaining such counsel, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by it in connection with such defence other than for reasonable costs of investigation. If such defence is assumed by the Indemnifying Party, it shall, through the course thereof, provide copies of all relevant documentation to the Indemnified Party, keep such Indemnified Party advised of the progress thereof and shall discuss with the Indemnified Party all significant actions proposed. No Indemnifying Party shall enter into any settlement without the consent of the Indemnified Party, but such consent shall not be unreasonably withheld. If such defence is not assumed by the Indemnifying Party, the Indemnifying Party shall not be liable for any settlement made without its consent, but such consent shall not be unreasonably withheld.

(c) Notwithstanding the foregoing, an Indemnified Party shall have the right, at the Indemnifying Party's expense, to employ counsel of its own choice in respect of the defence of any such action, suit, proceeding or claim if (i) the employment of such counsel has been authorized by the Indemnifying Party in connection with such defence; or (ii) counsel retained by the Indemnifying Party or the Indemnified Party shall have advised the Indemnified Party that there may be legal defences available to it which are different from or in addition to those available to the Indemnifying Party (in which event and to that extent, the Indemnifying Party shall not have the right to assume or direct the defence on behalf of the Indemnified Party) or that there may be a conflict of interest between the Indemnifying Party and the Indemnified Party; or (iii) the Indemnifying Party shall not have assumed such defence and employed counsel therefor within a reasonable time after receiving notice of such action, suit, proceeding or claim.

9.3      TERM

The obligations of each party hereto under this Article Nine shall terminate one year after the Business Combination is consummated, save with respect to all losses, claims, damages, liabilities, actions or demands notice of which is given to the Indemnifying Party by the Indemnified Party on or before one year from the date hereof in compliance with Section 9.2.

10.0     STANDSTILL AGREEMENT AND BREAK FEE PAYMENT

10.1 From the date of the acceptance of this Agreement until completion of the transactions contemplated herein or the earlier termination hereof, each of the parties will not, directly or indirectly, solicit, initiate, assist, facilitate, promote or knowingly encourage the initiation of proposals or offers from, entertain or enter into discussions or negotiations with or provide information relating to the securities, business, operations, affairs or financial condition of such party except to the other parties, with respect to any amalgamation, merger consolidation, arrangement, restructuring, refinancing, sale of any material assets or part thereof of such party, unless such action, matter or transaction is part of the transactions contemplated in this Agreement or is satisfactory to, and is approved in writing in advance by each of the other parties or is necessary to carry on the normal course of business. Notwithstanding the foregoing, nothing shall prohibit the board of directors of either party from considering a Superior Proposal (as hereinafter defined) made prior to the issuance of the final order.

10.2 Subject to Sections 10.3, 10.4 and 10.5, the parties agree and acknowledge that each of them will bear responsibility for their own expenses and costs incurred and to be incurred by each of them in connection with the Arrangement including, without limitation, amounts paid or payable to financial advisors, legal counsel, auditors, legal counsel, printers, transfer agent, and other arm's length third parties that perform services on their behalf in connection with the negotiation of the Agreement, the

Arrangement, the due diligence review to be conducted in connection with the Arrangement, the preparation and distribution of all necessary disclosure documents and other steps to implement the Arrangement.

10.3 Each of the parties agrees and acknowledges that a break fee payment of $100,000 to ViceroyEx or $150,000 to Trillion, as the case may be, represents a reasonable estimate of the expenses and costs incurred and to be incurred by each such party in connection with the Arrangement including, without limitation, amounts paid or payable to financial advisors, auditors, legal counsel, printers, the transfer agents, and other arm's length third parties that perform services on behalf of each party in connection with the negotiation of this Agreement and the Arrangement, the due diligence review conducted by a party in connection with the Arrangement, the preparation and mailing of the Arrangement and related documents, and other steps to implement the Arrangement.

10.4 If a party (the "Non-Completing Party") does not consummate the Arrangement as a result of the Non-Completing Party terminating the Arrangement because of the Non-Completing Party receiving and accepting an unsolicited Superior Proposal or as a result of the other party terminating this Agreement because of a breach in any material respect of any material obligation, representation or warranty under this Agreement by the Non-Completing Party, then the Non-Completing Party shall pay to each other party (which is not in breach in any material respect of any material obligation, representation or warranty under this Agreement) within ten business days following the date of the termination of the Arrangement the break fee payment in Section 10.3 as full reimbursement to the other party for any and all expenses paid or required to be paid by each such other party, or other costs incurred by the other party, in connection with this Agreement and the transactions contemplated hereby. For greater certainty, it is acknowledged and agreed that the failure of Trillion to obtain the approval of its Shareholders, applicable regulatory authorities, or the Court to the Arrangement after having taken all reasonable steps to attempt to obtain same or the exercise of dissent rights by its Shareholders shall not be a breach of any material obligation under this Agreement by Trillion.

10.5 For the purposes of this Agreement, "Superior Proposal" means an unsolicited bona fide offer regarding a merger, takeover bid, sale of substantially all assets or similar fundamental transaction involving a party which the board of directors of that party considers, in good faith, to be clearly superior to the terms of the Arrangement and must be recommended to the party's Shareholders in order that the board of directors may discharge its fiduciary obligations. Any good faith determination by the board of directors of a Superior Proposal shall only be made after consultation with qualified financial advisors and receipt by the board of directors of the party of an opinion of outside counsel or advice of outside counsel that is reflected in the minutes of the board of directors of the party to the effect that the failure to entertain and negotiate such a Superior Proposal or to furnish information concerning the party to a third party in connection therewith would be likely, in the particular circumstances, to result in a finding that the directors had breached their fiduciary duties under applicable law.

11.0     ORDINARY COURSE

11.1 Until the earlier of the closing of the Arrangement and the termination of this Agreement without completion of the Arrangement, each of the parties will not, without the prior written consent of the other party, enter into any contract in respect of its business or assets, other than in the ordinary course of business, and each of the parties will continue to carry on its business and maintain its assets in the ordinary course of business, with the exception of reasonable costs incurred in connection with the Arrangement, and, without limitation, but subject to the above exceptions, will maintain payables and other liabilities at levels consistent with past practice and will not engage in any extraordinary material transactions without the prior written consent of the other parties.

12.0     PUBLIC DISCLOSURE AND CONFIDENTIALITY

12.1 No disclosure or announcement, public or otherwise, in respect of this Agreement or the transactions contemplated herein will be made by any party without the prior written agreement of the other party as to timing, content and method, providing that the obligations herein will not prevent any party from making, after consultation with the other parties, such disclosure as its counsel advises is required by applicable laws or the rules and policies of the reporting jurisdictions of the parties

12.2 Unless and until the transactions contemplated in this Agreement have been completed, except with the prior written consent of the other party, each of the parties and their respective employees, officers, directors, Shareholders, agents, advisors and other representatives will hold all information received from the other parties in strictest confidence, except such information and documents available to the public or as are required to be disclosed by applicable law.

12.3 All such information in written form and documents will be returned to the party originally delivering them in the event that the transactions provided for in this Agreement are not completed.

13.0     ASSIGNMENT

13.1     No party may assign its rights or obligations under this Agreement.

14.0     WAIVER

14.1 Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the party granting the same. Waivers may only be granted upon compliance with the terms governing amendments set forth in Sections 7.1 and 7.2, mutatis mutandis.

15.0     GENERAL

15.1 The covenants, representations and warranties contained herein will survive the closing of the transactions contemplated hereby.

15.2     Time is of the essence herein.

15.3 Each of the parties hereto will, from time to time, at the request of the other party, do such further acts and execute and deliver all such further documents, agreements and instruments as will be reasonably required in order to fully perform and carry out the terms, conditions and intent of this Agreement.

15.4 All references to currency are references to Canadian dollars unless otherwise indicated.

15.5 The parties intend that this Agreement will be binding upon them until terminated.

15.6 Any notice to be given hereunder to the parties will be deemed to be validly given if delivered, or if sent by facsimile:

       if to ViceroyEx or Oro Belle:

       900-570 Granville Street            and     DuMoulin Black
       Vancouver, British Columbia                 Barristers and Solicitors
       V6E 3X2                                     595 Howe Street, 10th Floor
       Attention: President                        Vancouver, B.C., V6C 2T5
       Facsimile No.: (604) 682-3941               Attention: Corey Dean
                                                   Facsimile No.: (604) 687-8772



       if to Trillion:

       Suite #1116 - 925 West Georgia      and     Holmes, Greenslade
       Vancouver, British Columbia                 Barristers and Solicitors
       V6C 3L2                                     1880 - 1066 Hastings St. West
       Attention:  President                       Vancouver, BC V6E 3X1
       Facsimile No.: (604) 696-0212               Attention: Stephen D. Holmes
                                                   Facsimile No.: (604) 688-0426

and any such notice delivered on a business day in accordance with the foregoing will be deemed to have been received on the date of delivery or facsimile transmission.

15.7 This Agreement and the rights and obligations of the parties hereunder will be governed by and construed according to the laws of the Province of British Columbia.

15.8 This Agreement will enure to the benefit of and be binding upon the parties hereto, and their successors and permitted assigns.

15.9 This Agreement may be executed in any number of counterparts with the same effect as if all parties had signed the same document. All of these counterparts will for all purposes constitute one agreement, binding on the parties, notwithstanding that all parties are not signatories to the same counterpart. A fax transcribed copy or photocopy of this Agreement executed by a party in counterpart or otherwise will constitute a properly executed, delivered and binding agreement or counterpart of the executing party.

                    IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the year and day set out on page 1 hereof.

THE CORPORATE SEAL of                       )
VICEROY EXPLORATION LTD.                    )
was affixed hereto in the presence of:      )
                                            )
  (signed) Susan M. Neale                   )
------------------------------              )              c/s
Authorized Signatory                        )
                                            )
------------------------------              )
Authorized Signatory                        )

THE CORPORATE SEAL of                       )
CONSOLIDATED TRILLION                       )
RESOURCES LTD. was affixed hereto in        )
the presence of:                            )
                                            )
   (signed) Patrick Downey                  )              c/s
------------------------------              )
Authorized Signatory                        )
                                            )
------------------------------              )
Authorized Signatory                        )

THE CORPORATE SEAL of                       )
ORO BELLE RESOURCES                         )
CORPORATION.                                )
was affixed hereto in the presence of:      )
                                            )
  (signed) Susan M. Neale                   )              c/s
-------------------------------             )
Authorized Signatory                        )
                                            )
------------------------------              )
Authorized Signatory                        )

                                  SCHEDULE "A"

                               PLAN OF ARRANGEMENT

                                   ARTICLE ONE
                                 INTERPRETATION

DEFINITIONS

1.01 In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith:

(a)      "Act" means the Company Act, R.S.B.C. 1996, c. 62, as amended;

(b) "Agreement" means the Agreement made between ViceroyEx, Trillion and Oro Belle including the exhibits hereto as the same may be supplemented or amended from time to time dated July 12, 2003;

(c) "Amalco" means the amalgamated company resulting from the amalgamation of Trillion and Oro Belle pursuant to the Arrangement;

(d) "Arrangement" means an arrangement under the provisions of Section 252 of the Act, on the terms and conditions set forth in this Plan of Arrangement;

(e)      "Court" means the Supreme Court of British Columbia;

(f) "Effective Date" means the date upon which the Final Order is accepted for filing by the Registrar under the Act giving effect to the Arrangement;

(g) "Final Order" means the final order of the Court approving the Arrangement;

(h) "Interim Order" means the order of the Court pursuant to the application therefore contemplated by Section 3.04 of the Agreement;

(i) "Oro Belle" means Oro Belle Resources Corporation, a company incorporated under the laws of British Columbia;

(j) "Plan of Arrangement" means this plan of arrangement and any amendment or variation thereto made in accordance with Article Six hereof;

(k)      "Registrar" means "registrar" as defined in the Act; and

(l) "Shareholder" or "holder of shares" means "member" as defined in the Act;

(m) "Trillion" means Consolidated Trillion Resources Ltd., a company incorporated under the laws of the Province of Alberta and which will be continued to British Columbia on or before the Effective Date;

(n) "Trillion Meeting" means the special and general meeting of holders of Trillion Shares to be held to consider and, if thought fit, to approve the Arrangement, among other things;

(o) "Trillion Shares" means the common shares without par value of Trillion;

(p) "ViceroyEx" means Viceroy Exploration Ltd., a company incorporated under the laws of the Province of British Columbia; and

(q) "ViceroyEx Shares" means the common shares without par value of ViceroyEx.

HEADINGS

1.02 The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof" and "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular Article or Section hereof and include any agreement or instrument supplemental therewith, references herein to Articles and Sections are to Articles and Sections of this Plan of Arrangement.

NUMBER

1.03 In this Plan of Arrangement, unless something in the context is inconsistent therewith, words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa, words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa and words importing shareholders shall include members.

                                  ARTICLE TWO
                              ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

2.01 This Plan of Arrangement is made pursuant and subject to the provisions of the Agreement.

                                  ARTICLE THREE
                                 THE ARRANGEMENT

AMALGAMATION

3.01 Oro Belle and Trillion shall amalgamate to form Amalco pursuant to the provisions of the Act and continue as one company in the manner set out herein and with the effects set out in Section 252 of the Act. Each of Oro Belle and Trillion shall contribute to Amalco all of its assets subject to all of the liabilities and Amalco so assumes all such liabilities. On the amalgamation and upon issuance of the Final Order by the Court, ViceroyEx shall be issued and receive shares of Amalco in consideration for its share of Oro Belle and persons who are Trillion Shareholders shall be issued and receive ViceroyEx Shares in exchange for their Trillion Shares.

3.02     The name of Amalco shall be Oro Belle Resources Corporation.

3.03 The registered and records office of Amalco shall be located at 900 - 570 Granville Street, Vancouver, B.C., V6E 3X2.

3.04 The head office of Amalco shall be located at 900 - 570 Granville Street, Vancouver, B.C., V6E 3X2.

3.05 Amalco shall be authorized to issue 100,000,000 common shares without par value.

3.06 The memorandum of Amalco shall be as set out in Appendix "I" attached hereto.

3.07 The articles of Amalco shall be as set out in Appendix "II" attached hereto.

3.08 The first annual general meeting of Amalco will be held in the month of or prior to June 30, 2004.

3.09 The issued Trillion Shares shall be cancelled without any repayment of capital in respect thereof and holders of the Trillion Shares (other than holders exercising dissent rights) will receive 0.70 ViceroyEx Shares in exchange for every 1.0 Trillion Share.

3.10 The outstanding options, warrants and other convertible securities of Trillion will be converted to options, warrants and other convertible securities of ViceroyEx upon the same exchange ratio and with corresponding changes in price.

3.11     The first directors of Amalco shall be the following persons:

                 Patrick Downey
                 Ronald K. Netolitzky
                 W. David Black

3.12     The first officers of Amalco shall be the following persons:

                 President:  Patrick Downey          Secretary:  W. David Black

                                  ARTICLE FOUR
                                RIGHTS OF DISSENT

RIGHTS OF DISSENT

4.01 The holders of Trillion Shares may exercise rights of dissent conferred by the Interim Order in the manner set out in Section 207 of the Act, as modified by the Interim Order with respect to the Arrangement, provided that the notice of dissent is received by 5:00 p.m. (Vancouver time) on November 13, 2003. Without limiting the generality of the foregoing, holders who duly exercise such rights of dissent and who are:

(a) ultimately paid fair value for their Trillion Shares shall be deemed to have had their Trillion Shares cancelled on the Effective Date; or

(b) ultimately are not entitled to be paid their fair value for any reason for their Trillion Shares shall be deemed to have participated in the Arrangement on the same basis as non-dissenting holders of Trillion Shares and shall receive ViceroyEx Shares on the basis determined in accordance with Section 3.09 of this Plan of Arrangement.

                                  ARTICLE FIVE
                         CERTIFICATES AND DOCUMENTATION

ENTITLEMENT TO VICEROYEX SHARE CERTIFICATES

5.01 After the Effective Date, the former shareholders of Trillion shall be entitled to receive certificates representing ViceroyEx Shares on the basis set forth in Section 3.09 by complying with the requirements set forth in Section 5.05.

FRACTIONAL SHARES

5.02 No fractional shares will be issued by ViceroyEx, and no cash will be paid in lieu thereof. Any fractions resulting will be rounded to the nearest whole number, with fractions of one-half or more being rounded to the next whole number.

ENTITLEMENT TO OPTIONS, WARRANTS AND OTHER CONVERTIBLE SECURITIES OF VICEROY

5.03 After the Effective Date, the holders of outstanding options, warrants and other convertible securities of Trillion shall be entitled to receive documentation evidencing options, warrants and other convertible securities of ViceroyEx on the same exchange ratio and with corresponding changes to the exercise prices based on the share exchange ratio set out in Section 3.09.

LETTER OF TRANSMITTAL

5.04 As soon as practicable after the Effective Date, Computershare Trust Company of Canada (the "Depositary"), at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 on behalf of ViceroyEx, in accordance with the terms of this Arrangement, shall forward a letter of transmittal and instructions to each holder of Trillion Shares to which Section 3.09 applies, at the address of each Shareholder as it appeared in the register of Trillion, instructions for obtaining delivery of certificates representing ViceroyEx Shares.

PROCEDURE FOR EXCHANGE OF CERTIFICATES

5.05 A former shareholder of Trillion must deliver, within six (6) years of the Effective Date, the following documents in order to receive certificate(s) for ViceroyEx Shares issued to such shareholder under this Plan of Arrangement:

(a) the certificate in the form representing such holder's Trillion Shares to the Depositary or as the Depositary may otherwise direct in accordance with instructions contained in the said letter of transmittal;

(b)      the duly completed letter of transmittal; and

(c)      such other documents as the Depositary may reasonably require.

5.06 Certificates shall be registered in the name or names and will be delivered by first class postage paid or in the case of postal disruption, by such other means as the Depositary deems prudent to such address or addresses as such holder may direct in the letter of transmittal as soon as practical after the receipt by the Depositary of the required documents.

TERMINATION OF RIGHTS

5.07 Any certificates formerly representing Trillion Shares that are not deposited with all other documents as provided in Section 5.05 on or before the sixth anniversary of the Effective Date shall cease to represent any right or claim of any kind or nature and the right of the former holder of such Trillion Shares to receive certificates representing ViceroyEx Shares and the ViceroyEx Shares issued to such former Trillion Shareholder shall be deemed to be surrendered to ViceroyEx together with all dividends or distributions thereon held for such holder.

DISTRIBUTION

5.08 All dividends paid or distributions made in respect of the ViceroyEx Shares for which a certificate formerly representing Trillion Shares has not been deposited with all other documents as provided in Section 5.05 hereof, shall be paid and delivered to the Depositary to be held subject to Section 5.07 in trust for such holder, for delivery to the holder net of all withholding and other taxes, upon delivery of the certificate in accordance with Section 5.05.

                                   ARTICLE SIX
                                    AMENDMENT

PLAN OF ARRANGEMENT AMENDMENT

6.01 The parties reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time, provided that any such amendment, modification or supplement must be contained in a written document which is filed with the Court and, if made following the Trillion Meeting, approved by the Court and communicated to the Shareholders of Trillion in the manner required by the Court (if applicable).

6.02 Any amendment, modification or supplement to this Plan of Arrangement, if agreed to by all of the parties may be made at any time prior to or at the Trillion Meeting with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Trillion Meeting shall become part of this Plan of Arrangement for all purposes.

6.03 Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Trillion Meeting shall be effective only if it consented to by each of the parties.

                                                                       EXHIBIT 2

                               PURCHASE AGREEMENT

                              Entered into between

                     CONSOLIDATED TRILLION RESOURCES LIMITED
                                  ("Trillion")

                                       and

                      TRILLION RESOURCES (GUERNSEY) LIMITED
                                  ("Guernsey")



                                       and

                     GREAT LAKES MINERALS (PRIVATE) LIMITED
                                 ("Great Lakes")

WHEREAS:

1.       Trillion indirectly owns 100% of the issued shares of Trillion Zimbabwe
(TLZ) and 70% of the issued shares of Exdrill, through its wholly owned subsidiaries Guernsey and TLZ;

2. Olympia Investments ("Olympia") owns 30% of the remaining issued shares of Exdrill ("Exdrill Shares");

3. Trillion through its wholly owned subsidiary TLZ, will acquire from Olympia the Exdrill Shares and at such time will indirectly, through its wholly owned subsidiaries Guernsey and TLZ own 100% of the issued shares of Exdrill; and

4. Trillion has received an offer from Great Lakes, upon completion of the acquisition of the Exdrill Shares, to purchase from Trillion 100% of the issued shares of Guernsey.

THE PARTIES HERETO AGREE AS UNDER:

1. Notwithstanding anything herein contained, the Purchase Agreement herein recorded is subject to and conditional upon ratification thereof by the respective Boards of Directors, such agreement and ratification not being unduly withheld.

2. Great Lakes hereby purchases from Guernsey, as at the effective date, which hereby sells, the entirety of its shareholdings in the issued share capital of Guernsey, representing no less than 100% of Guernsey's issued share capital, the purchase consideration by Great Lakes being deemed as $US100,000. Trillion shall procure that as at the effective date TLZ is possessed of the unencumbered right and title in and to:


         2.1 100% of the issued share capital of Exdrill and the Fixed Assets as recorded in the Books of Account of Exdrill as at June 23, 2003 and as generally detailed in Schedule "B";

         2.2 Entitlement to all cash-flow in respect of third party drill contracts Exdrill has entered into as at the date of this agreement;

         2.3 Current assets, inclusive of drill stores, and consumables held by Exdrill at June 23 2003

         2.4 Current assets of TLZ including all registered mining claims. Two of these claims shall be subject, currently referred to as "Nglube Diamond" and "Big Mag Low" to an earn-in by Great Lakes or it's subsidiary wherein Trillion will have a 30% participating interest after deemed expenditures of US$300,000 by Great Lakes. If expenditures are funded by a third party Trillion will have a 30% carried interest up to US$300,000.

and shall procure that:


         2.5 Neither Exdrill nor TLZ shall not have any liabilities, actual or contingent, other than as incurred in the ordinary course of trade.

3.       Trillion, and Guernsey respectively warrant that:

         3.1 Exdrill and TLZ have complied with all laws attributable to them which, without derogating from the generality hereof, includes all legislation pertaining to the employment of labor, mining, taxation, Exchange Controls, and as in Companies Acts contained;

         3.2 No third parties are possessed of any pre-emptive or other rights in respect of the shares sold in terms hereof;

         3.4 They will provide all such other warranties and undertakings as are normal and usual to transactions of the nature herein contained;


5. As a show of good faith Trillion will deposit all of the issued share capital in Guernsey into a trust account and Great Lakes will deposit a minimum of US$10,000 into the same account. Such Trust Account will be as agreed by both parties. The shares will then be released by Trillion on receipt of the full $100,000, which shall be no later than 6 months after the date of signature of this Sale Agreement.

THUS DONE AND SIGNED,
THIS 23, DAY OF JUNE, 2003.

CONSOLIDATED TRILLION RESOURCES LTD.

Per:
                  Signed: "Patrick G. Downey"
         ----------------------------------------------

TRILLION RESOURCES (GUERNSEY) LIMITED


Per:
                  Signed: "Patrick G. Downey"
         ----------------------------------------------



GREAT LAKES MINING (PRIVATE) LIMITED


Per:
                  Signed: "Roy Flowerday"
         ----------------------------------------------

                                  CONSOLIDATED
                             TRILLION RESOURCES LTD.
--------------------------------------------------------------------------------
  #1116 - 925 W. GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6C 3L2
PHONE: (604) 669-4777 o FAX: (604) 696-0212  WEB SITE: WWW.TRILLIONRESOURCES.COM
--------------------------------------------------------------------------------

July 22, 2003

VIA EMAIL

Bayham Mining Corporation
c/o Indarama Mine
P.O. Box 647
Kwe Kwe, Zimbabwe

Attention: Mr. Roy Flowerday


This is to confirm that the agreement of sale for Exdrill Drilling (PVT) to Bayham Mining (PVT) Ltd. in Zimbabwe is based on the accounts as of March 31st. As per the agreement all drilling contracts as of that date will be for the account of Bayham.

Agreed as of 2 July 2003.


CONSOLIDATED TRILLION RESOURCES LTD.                 EXDRILL PRIVATE LTD.

"Patrick G. Downey"                                  "Patrick G. Downey"

Patrick Downey                                       Patrick Downey
President & CEO                                      Director


BAYHAM MINING (PVT) LTD.


"Roy Flowerday"
Roy Flowerday
Director