Form 20-F/A
period 2003-06-30
CONSOLIDATED TRILLION RESOURCES LTD
filed 2003-11-04
CIK 1012454

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 20-F/A

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

Date:  October 27, 2003


                                       /s/ Terese J. Gieselman
                                       -----------------------------
                                       Terese J. Gieselman
                                       Acting Chief Financial Officer
                                       (Principal Financial Officer)

SECTION 906 CERTIFICATION

                       CERTIFICATION TO 18 U.S.C. ss.1350

                             AS ADOPTED PURSUANT TO

                  SECTION 906 OF THE SARBANES-OXLEYACT OF 2002

In connection with the Annual Report of Consolidated Trillion Resources Ltd. (the "Company" on Form 20-F for the period ended June 20, 2003 as filed with the Securities and Exchange Commission on the date hereof, I, Patrick G. Downey, Chief Executive Officer of the Company, certify pursuant to18 U.S.C. ss.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:


(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



Date:    November 3, 2003


                                    /s/ Patrick G. Downey
                                    --------------------------
                                    Patrick G. Downey
                                    Chief Executive Officer

SECTION 906 CERTIFICATION

                       CERTIFICATION TO 18 U.S.C. ss.1350

                             AS ADOPTED PURSUANT TO

                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Consolidated Trillion Resources Ltd. (the "Company" on Form 20-F for the period ended June 20, 2003 as filed with the Securities and Exchange Commission on the date hereof, I, Terese J. Gieselman, Acting Chief Financial Officer of the Company, certify pursuant to 18 U.S.C. ss.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 3, 2003


                             /s/ Terese J. Gieselman
                             ---------------------------------
                             Terese J. Gieselman
                             Acting Chief Financial Officer
                             (Principal Financial Officer)

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