Form 20-F
period 2003-12-30
VICEROY EXPLORATIONS LTD
filed 2004-06-30
CIK 1012454

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934 or

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ending December 31, 2003 or

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from __________ to __________ (N/A)

Commission File Number: 0-28248

VICEROY EXPLORATION LTD.
(formerly registered as “Consolidated Trillion Resources Ltd.”)
(Exact Name of Registrant as Specified in its Charter)

Not applicable
(Translation of Registrant's Name into English)

Province of British Columbia, Canada
(Jurisdiction of Incorporation or Organization)

Suite 520 – 700 West Pender Street, Vancouver, British Columbia V6C 1G8
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common shares without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Nil - First preferred shares without par value
Nil - Second preferred shares without par value
24,471,158 - Common shares without par value

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☒ NO ☐

Indicate by checkmark which financial statement item the registrant has elected to follow.

ITEM 17 ☒ ITEM 18 ☐

i

GENERAL

In this Annual Report on Form 20-F, all references to the “Company” and “We” refer to Viceroy Exploration Ltd.

We use the Canadian dollar as our reporting currency. All references in this document to “dollars” or “$” are expressed in Canadian dollars, unless otherwise indicated. See also Item 3 – “Key Information” for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of June 15, 2004 and all information included in this document should only be considered correct as of such date.

GLOSSARY OF TERMS USED IN THIS ANNUAL REPORT ON FORM 20-F

Alteration	Changes in the chemical or mineralogical composition of a rock, generally produced by weathering or hydrothermal solutions.

Anomalous	Inconsistent with or deviating from what is usual, normal or expected.

Anomaly	The geographical area corresponding to anomalous geochemical or geophysical values.

Assay	A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.

Au	Gold.

Breccia	Rock consisting of fragments, more or less angular, in a matrix of finer-grained material or of cementing material.

Carbonate	A mineral containing the radical CO3.

Carried interest	An interest which does not require funding.

Cateo
In Argentina, a cateo is an exploration concession granted for a period of up to 1,100 days. In areas where field work seasons are limited, only the available field season will be considered in determining the 1,100 days. A cateo allows the holder the exclusive right to explore the area, subject to certain pre-existing rights of owners of minas within the area and adjacent owners of cateos. Through exploration, the owner of the cateo may make and file manifestaciones of discovery and petition the mining office for the granting of minas. A cateo may be up to 10,000 hectares in size. A single legal entity may not hold more than 20 cateos or 200,000 hectares of cateos in any one province. When the cateo is officially granted, a one time payment of about US$0.35 (Pesos $0.80) per hectare is made.

Chalcopyrite	A sulfide mineral containing copper and iron.

Chip Sample	A sample composed of continuous chips of rock collected over a specific surface line and distance.

Disseminated	Mineralization scattered through a volume of host rock.

Geology	A science that deals with the history of the earth as recorded in rocks.

Grade
The concentration of an ore metal in a rock sample, given either as weight percent for base metals or in grams per tonne (g/t) or ounces per short ton (oz/t) for precious metals. The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

g/t	Grams per tonne

Intrusive/intrusion	An igneous rock that was once molten and has “intruded” into pre-existing rokcs in that state, after which it cools.

km	Kilometre.

m	Metre

Manifestaciones
In Argentina, manifestaciones of discovery are official notices filed with the mining department indicating that the person filing (who must be the owner of the cateo in an area covered by a cateo) has made a discovery. The filing and acceptance of such a notice constitutes the first step in converting a discovery to a mina. A manifestacion of discovery may cover one or more claims in the case of either a vein or disseminated deposit. The size of the manifestaciones and the annual payments are the same as those for minas.

MASA	An indirect 100% owned Argentinean subsidiary which holds all of the Company’s Argentinean assets.

Mina
In Argentina, a mina is a real property interest. It is a right to explore on a permanent basis after the completion of an official survey for as long as the right is diligently utilized and semi-annual payments of US$17.50 (Pesos $40) per claim are made. A mina may consist of one or several claims or “pertinencias”. In the case of vein deposits, each claim is a maximum of 200 by 300 metres or six hectares; for disseminated deposits, each claim is up to one square kilometre or 100 hectares.

Mineralization	Minerals of value occurring in rocks.

MRDI	Mineral Resources Development Inc.

Ore	A naturally occurring material from which one or more minerals may be mined and sold at a profit, or from which some part may be profitably separated.

ppb	Parts per billion

ppm	Parts per million

Pyrite	An iron sulfide mineral.

Pyrrhotite	A magnetic sulfide of iron.

QDD	Quebrada del Diablo, a gold bearing carbonate zone on the Gualcamayo Property.

RC	Reverse circulation.

Skarn	A style of alteration characterized by iron and magnesium bearing aluminosilicate materials such as garnet and diopside.

Sulphide	A compound containing sulphur and some other metal.

v

NOTE REGARDING
FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements appear in a number of different places in this Annual Report and can be identified by words such as "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may expressed or implied by such forward-looking statements. The statements, including the statements contained in Item 3D “Risk Factors”, Item 4B “Business Overview”, Item 5 “Operating and Financial Review and Prospects” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk”, are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for our exploration programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:

  general economic and business conditions, including changes in interest rates;
  prices of natural resources, costs associated with mineral exploration and other economic conditions;
  natural phenomena;
  actions by government authorities, including changes in government regulation;
  uncertainties associated with legal proceedings;
  changes in the resources market;
  future decisions by management in response to changing conditions;
  our ability to execute prospective business plans; and misjudgements in the course of preparing forward-looking statements.

We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf. We assume no obligation to update our forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements. You should carefully review the cautionary statements and risk factors contained in this and other documents that we file from time to time with the Securities and Exchange Commission.

PART I

1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

2.     OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

3.     KEY INFORMATION

A.     Selected Financial Data

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and in accordance with United States generally accepted accounting principals (“US GAAP”). The information in the table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”. Note 8 of the financial statements of the Company included herein sets forth the measurement differences were such information to be presented in accordance with US GAAP.

Results for the periods ended December 31, 2003 and June 30, 2003 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

(Canadian dollars)

	Fiscal Year July 1, 2003 to December 31, 2003	Fiscal Year March 31, 2003 (date of incorporation) to June 30, 2003	Twelve Months Ended December 31, 2002	Twelve Months Ended December 31, 2001
Total Revenues	-	-	-	-
Net Income (Loss)	(1,436,596)	(10,813)	-	-
Income (Loss) per common share (1)	(0.10)	(0.00)	-	-
Interest Income	7,604	-	-	-
Exploration Properties	6,369,419	6,015,995	-	-
Total Assets	11,324,275	6,572,056	-	-
Long term debt	-	-	-	-
Total shareholders’ equity	11,089,588	6,504,383	-	-
Capital Stock	11,284,526	6,515,196	-	-
Common Shares Outstanding	24,471,158	13,800,000	-

(1)	The net loss per share amounts are the same on both a basic and a diluted basis.

INFORMATION IN ACCORDANCE WITH US GAAP:

(Canadian dollars)

	Fiscal Year July 1, 2003 to December 31, 2003	Fiscal Year January 1, 2003 to June 30, 2003	Twelve Months Ended December 31, 2002	Twelve Months Ended December 31, 2001
Total Revenues	-	-	-	-
Net Income (Loss)	(1,790,020)	(132,846)	(2,020,738)	(1,025,128)
Income (Loss) per common share (1)	(0.12)	(0.00)	(0.15)	(0.07)
Interest Income	7,604	-	-	-
Exploration Properties	-	-	-	-
Total Assets	4,945,060	556,061	-	-
Long term debt	-	-	-	-
Total shareholders’ equity	4,710,373	488,388	-	-
Capital Stock	11,284,526	6,515,196	-	-
Common Shares Outstanding	24,471,158	13,800,000	-	-

(1)	The net loss per share amounts are the same on both a basic and a diluted basis.
(2)	For December 31, 2002 and 2001, 13,800,000 was used as the weighted average share number, being the opening number of shares issued by the Company on June 30, 2003.

We have not declared or paid any dividends since incorporation.

Currency and Exchange Rates

In this Annual Report, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. On June 15, 2004, the exchange rate, based on the noon buying rate published by the Bank of Canada, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $1.3690.

The following table sets out the highest and lowest exchange rates for one United States dollar, expressed in terms of one Canadian dollar, for each month during the previous six months.

	2004						2003
	June 1-15	May	April	March	February	January	December
High for period	1.3820	1.4003	1.3795	1.3570	1.3512	1.3360	1.3420
Low for period	1.3396	1.3555	1.3037	1.3056	1.3069	1.2683	1.2839

The following table set out the average exchange rates for one United States dollar (“US$”), expressed in terms of one Canadian dollar (“Cdn$”) for the two financial years since incorporation calculated by using the average of the Noon Rate of Exchange during the period.

	Financial Year Ended
	December 31, 2003(1)	June 30, 2003(2)
Average for the period	1.3482	1.3995

(1)	For period from July 1, 2003 to December 31, 2003.
(2)	For period from March 31, 2003 (date of incorporation) to June 30, 2003.

B.     Capitalization and Indebtedness

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.     Reasons for the offer and use of proceeds.

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D.     Risks

An investment in our common shares is highly speculative and subject to a number of risks. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and the other information that we file with the Securities and Exchange Commission and with Canadian securities regulators before investing in our common shares. The risks described below are not the only ones faced. Additional risks that we are aware of or that we currently believe are immaterial may become important factors that affect our business. If any of the following risks occur, or if others occur, our business, operating results and financial condition could be seriously harmed and the investor may lose all of their investment.

Nature of the Securities

The purchase of our common shares involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Our common shares should not be purchased by persons who cannot afford the loss of their entire investment. Furthermore, an investment in our securities should not constitute a major portion of an investor’s portfolio.

No Revenues

We have not generated any revenues from our business activities since our incorporation. Our plan of operations involves the completion of exploration programs on our mineral properties. There is no assurance that these exploration activities will result in the establishment of commercially exploitable mineral deposits on our mineral properties. Even if commercially exploitable mineral deposits are discovered, we will require substantial additional financing in order to carry out the full exploration and development of our mineral properties before we are able to achieve revenues from sales of mineral resources that we are able to extract.

Exploration and Development

Resource exploration and development is a speculative business and involves a high degree of risk. There is no known body of commercial ore on the Argentine properties. There is no certainty that the expenditures to be made by us in the exploration of the Argentine Property or otherwise will result in discoveries of commercial quantities of minerals. The marketability of natural resources which may be acquired or discovered will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Financing Risks

Additional funding will be required to complete the funding of the proposed exploration program on the Argentine Property and to conduct any other exploration programs. If our proposed exploration programs are successful, additional funds will be required for the development of an economic mineral body and to place it in commercial production. The only sources of future funds presently available to us are the sale of equity capital, or the offering by us of an interest in its properties to be earned by another party or parties carrying out exploration or development thereof. There is no assurance that any such funds will be available for operations. Failure to obtain additional financing on a timely basis could cause us to reduce or terminate our proposed operations.

Dilution

We plan to focus on exploring our Argentine Property, but to continue such activities, other than completion of phase one exploration program on the Gualcamayo, and to explore other properties will require additional funds. We will have to sell additional securities including, but not limited to, its common stock or some form of convertible debentures, the effect of which will result in a substantial dilution of the equity interests of any persons who may become shareholders of the Company.

No History of Earnings

We have only recently commenced operations and therefore have no history of earnings or of a return on investment, and there is no assurance that any of the properties that we have or will acquire will generate earnings, operate profitably or provide a return on investment in the future. We have no plans to pay dividends for some time in the future. The future dividend policy of the Company will be determined by its board of directors.

Dependence on Management

We are dependent upon the personal efforts and commitment of its existing management which is responsible for the development of future business. To the extent that management’s services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

Title Matters

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to and the area of mineral properties may be disputed. While we have diligently investigated title to all the Argentine Properties and have received a title opinion from Dra. Patricia Inés Mattar an independent legal counsel of San Juan, Argentina, this should not be construed as a guarantee of title to any of the Argentine Properties. The Argentine Properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. We have not surveyed the boundaries of any of the Argentina Properties and consequently the boundaries of the Argentine Properties may be disputed. The Argentine Properties may also be subject to prior unregistered agreements of transfer or aboriginal land claims, and title may be affected by undetected defects. All of the properties are held 100% by Minas Argentina S. A. subject to certain royalty agreements.

Permits and Licenses

Our operations will require licenses and permits from various governmental authorities. We believe we will be able to obtain in the future all necessary licences and permits to carry on the activities which we intends to conduct, and we intends to comply in all material respects with the terms of such licenses and permits. There can be no guarantee, however, that we will be able to obtain and maintain, at all times, all necessary licenses and permits required to undertake its proposed exploration and development or to place its properties into commercial production and to operate mining facilities thereon. In the event of commercial production the cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude the economic development of the property.

Foreign Countries and Regulatory Requirements

Even if our properties are proven to host economic reserves of metals, factors such as political instability, terrorism, opposition from local constituents, or governmental expropriation or regulation may prevent or restrict mining of any such deposits or repatriation of profits. Our mineral properties are located in Argentina. Mineral exploration and mining activities in Argentina may be affected by varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond our control of and may adversely affect our business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. Argentina’s status as a developing country may make it more difficult for us to obtain any required exploration, development and production financing for our projects.

Argentina

Mining Industry

Mineral companies are subject to both the Argentinean Mineral Code and the Environmental Protection Mining Code. We believe we are in material compliance with both the Argentinean Mineral Code and the Environmental Protection Mining Code.

Mining Law in Argentina

The right to explore a property (a “cateo”) and the right to exploit (a “mina”) are granted by administrative or judicial authorities via concessions. Foreign individuals and corporations may apply for and hold cateos and minas, at the same level as local investors without differences of any nature. Cateos and minas are freely transferable upon registration with the Provincial Mining Registry where title to the cateo or mina was first registered. Upon the grant of a legal concession of a cateo or a mina, parties have the right to explore the land or to own the mine and the resources extracted therefrom.

Regulatory Environment

We believe that the present government is deeply committed to opening up the economy and there has been significant progress in reducing import duties and export taxes. Local industry has been protected for many years and the transition to greater international competitiveness will take some time.

Importers and exporters must be registered with the customs agency. Except for a very limited list of items requiring prior approval, there ae no import restrictions. Import of pharmaceuticals, drugs, foodstuffs, defense materials and some other items require the approval of the applicable government authority. Import duties are being progressively reduced in accordance with the free enterprise and free-trade policy being implemented by the government in order to become more competitive globally. Duties range between zero and 20%. Restrictions on exports are not generally imposed.

Political Environment and Economy

In recent years Argentina has experienced a number of changes to its government. The current president, Nestor Kirchner, came to power in May 2003. The country continues to struggle with its external debt. Negotiations continue with the IMF and several of its other major creditors. The Argentine economy has been troubled and uncertain since the late 1990’s. We believe that there are currently some positive indications that the economy is improving.

Potential Profitability Depends Upon Factors Beyond the Control of the Company

If minerals were discovered on the Argentine Properties, the potential profitability of such properties is dependent upon many facts beyond our control. For instance, world prices of and markets for minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of minerals from mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of the property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways we cannot predict and are beyond our control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect our financial performance.

Influence of Mineral Prices

Factors beyond our control may affect the marketability and price of any minerals discovered, if any. Resource prices have fluctuated widely in recent years and are affected by numerous factors beyond our control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effects of these factors cannot be accurately predicted.

Competitive Nature of the Mining Industry

There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. We will be competing with other mining companies, many of which have greater financial resources than we do, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. There can be no assurance that the necessary funds can be raised or that any projected work will be completed.

Environmental, Health and Safety Regulation of Resource Industry

Mining operations are subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Mining operations are also subject to federal, provincial and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial or local authorities will not be changed or that any such changes would not have material adverse effects on our activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, we may be subject to liability for pollution or other environmental damages, which we may not insure against.

Penny Stock Regulation

The U.S. Securities and Exchange Commission (“SEC”) has adopted rules that regulate broker-dealer practices in connection with transactions in “penny stocks”. Generally, penny stocks are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). Since our shares are traded for less than US$5.00 per share, the shares are subject to the SEC’s penny stock rules.

Currency Fluctuations

Our functional currency is the Canadian dollar. If we locate minerals on our properties, our market for sale of such minerals will be in foreign countries and may be subject to foreign currency fluctuations. Such fluctuations may materially affect its financial position and results.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and we may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of our securities.

We are not insured against most environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. We will periodically evaluate the cost and coverage of the insurance against certain environmental risks that is available to determine if it would be appropriate to obtain such insurance. Without such insurance, and if we becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate our available funds or could exceed the funds we have to pay such liabilities and result in bankruptcy. Should we are unable to fund fully the remedial cost of an environmental problem, we might be required to enter into interim compliance measures pending completion of the required remedy.

See Item 10E “Additional Information – Taxation” for a more detailed discussion of material United States federal income tax consequences for U.S. Shareholders.

4.     INFORMATION ON THE COMPANY

A.     History and Development of the Company

Incorporation

Viceroy Exploration Ltd. (“We” or the “Company”) was incorporated under the Company Act, (British Columbia) on March 31, 2003 .

Offices

Our head office and the registered and records office, are located at Suite 520 – 700 West Pender Street, Vancouver, British Columbia, V6C 1G8, Canada. Our telephone number is 604-669-4777 and our website is www.viceroyexploration.com.

Viceroy Arrangement

We entered into an agreement dated May 15, 2003 to participate in a statutory plan of arrangement (the “Viceroy Arrangement”) involving Viceroy Resource Corporation (“Viceroy Resource”), Quest Investment Corporation (“Quest”), Avatar Petroleum Inc. (“Avatar”), Arapaho Capital Corp. (“Arapaho”), SpectrumGold Inc. (“SpectrumGold”), Oro Belle Resources Corporation (“Oro Belle”) and 650399 B.C. Ltd. (“SpectrumSub”). The Viceroy Arrangement was approved by the Supreme Court of British Columbia and was completed on June 30, 2003. On completion of the Viceroy Arrangement, the following events took place in order to complete our corporation organization:

1.
We acquired Oro Belle from Viceroy Resource in consideration of the issue of an aggregate of 13,800,000 of our common shares to Viceroy Resource. Oro Belle was formerly a wholly owned subsidiary of Viceroy Resource that owned Viceroy Resource’s Argentine mineral exploration assets (the “Argentine Properties”) and held approximately $500,000 cash.

2.	Viceroy Resource distributed 11,150,400 of our common shares to the shareholders of Viceroy Resource effective as of June 30, 2003.

We did not carry on any material business operations from March 31, 2003, the date of our incorporation, to June 30, 2003, the date of the closing of the Viceroy Arrangement.

Trillion Arrangement

In July 12, 2003, we executed a letter agreement (“Letter Agreement”) providing for the acquisition of all the shares of Consolidated Trillion Resources Ltd., (“Trillion”) by way of a statutory plan of arrangement under the Company Act (British Columbia) (the “Trillion Arrangement”). Closing of the Trillion Arrangement was conditional upon, among other things, receipt of all regulatory and shareholder approvals and the Company obtaining a listing on a recognized Canadian national stock exchange and raising a minimum of $1 million. On November 14, 2003, we were granted a Tier 1 listing on the TSX Venture Exchange under the symbol “VYE”. On November 18, 2003, we closed a private placement of 4,200,000 units at $0.50 per unit for a total consideration of $2,100,000. Each unit consisted of one common share and one share purchase warrant granting the holder the right to purchase one common share of the Company at a price of $0.60 until November 18, 2006. We issued 6,471,158 common shares to the shareholders of Trillion on completion of the Trillion Arrangement.

The Trillion Arrangement closed on December 2, 2003 and resulted in us acquiring all of the common shares of Trillion and merging Trillion with Oro Belle to continue under the name Oro Belle. Prior to the completion of the Trillion Arrangement, Trillion's common shares were registered pursuant to Section 12(g) of the Exchange Act. As a result of the exchange of our common shares for Trillion common shares, our common shares were deemed registered under the Exchange Act by application of Rule 12g-3(a) of the Exchange Act. The Company is the successor issuer to Trillion in this transaction.

In December 2003, Patrick Downey was appointed President and Chief Executive Officer of the Company. Mr Downey was previously President and CEO of Trillion. Ronald Netolitzky resigned as President of the Company and was appointed Chairman.

Pursuant to the Trillion Arrangement, we acquired cash of $2,816,280 and a 30% carried interest up to total expenditures of US$300,000 in two mineral exploration properties in Zimbabwe.

British Columbia Business Corporations Act

In March 2004, the Province of British Columbia, in which the Company is incorporated, adopted the Business Corporations Act (British Columbia) (the “New Act”) which replaced the Company Act (British Columbia) (the “Former Act”) and is designed to provide greater flexibility and efficiency for British Columbia companies. The New Act adopts many provisions similar to those contained in corporate legislation elsewhere in Canada. The New Act also uses new forms and terminology, most particularly a Memorandum is now called a “Notice of Articles”. We have taken steps to bring our charter documents into conformity with the New Act and to that end have filed our Notice of Articles, which replaces our “Memorandum”, with the Registrar of Companies.

At our Annual General and Special Meeting held on April 29, 2004, we received shareholder approval of certain amendments to our Notice of Articles and to our existing articles (“Articles”) with a view to incorporating certain provisions of the New Act. Our Notice of Articles include, amongst others, the following changes:

1.	in order to pass a special resolution, a two-thirds majority of those votes cast is allowed instead of three-quarters as required under the Former Act;

2.
our authorized capital was increased from 300,000,000 shares divided into (i) 100,000,000 first preferred shares without nominal or par value; (ii) 100,000,000 second preferred shares without par value; and (iii) 100,000,000 common shares without par value to an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares without par value;

3.	incorporation of new terminology used in the New Act, including changing references to “shareholder(s)” from “member(s)” and to the “Business Corporations Act” from the “Company Act”;

4.	deletion or amendment of certain provisions which are inconsistent with the New Act;

5.	deletion of the requirement for pro rata purchase of shares;

6.	changing the quorum for shareholders’ meetings from two shareholders to one shareholder present in person or represented by proxy;

7.	the chairman of a shareholders’ meeting has a second or casting vote in the event of a tie;

8.
requiring annual general meetings to be held each calendar year and not more than fifteen months (was thirteen months under the Former Act) after the holding of the last preceding annual general meeting;

9.	allowing shareholder meetings to be held outside British Columbia, if the location is approved by directors’ resolutions;

10.	allowing the directors to approve a change of name of the Company without the necessity for shareholder approval; and

11.	the directors causing the Company to indemnify officers on the same basis upon which directors are required to be indemnified.

Exploration

We are a mineral exploration company. On June 30, 2003, we acquired our portfolio of Argentinean properties at a value of $6.015 million, of which $5.225 million was ascribed to the Gualcamayo project. Since acquiring the Argentine mineral properties (see Item 4D for a description of the properties) in June 2003, we have spent an aggregate of $759,866 to the end of the first quarter 2004 on acquisition and exploration expenditures primarily on the Gualcamayo Project, which is our main focus. A breakdown of the expenditures is as follow:

	Acquisition cost (1) $	Exploration expenditures $	Total $

Gualcamayo	5,255,808
Purchase of adjacent land	42,962
Drilling		65,037	65,037
Geologists’/engineers’ fees, travel/lodging		225,040	225,040
Field support		122,775	122,775
Assays		51,160	51,160
Property permits/licences/taxes		99,408	99,408
Road maintenance/drill pads		25,910	25,910
Location administration/office support		3,979	3,979
Water samples		87,837	87,837
Non-recoverable IVA		35,758	35,758
	5,298,770	716,904	6,015,674

Salamanca	260,187		260,187
Las Flechas	200,000		200,000
Evelina	200,000		200,000
Las Carachas	200,000		200,000
	6,058,957	716,904	6,775,861

(1)	The total acquisition cost of the exploration properties at June 30, 2003 pursuant to the Viceroy Arrangement was $6,015,995. In the first quarter of 2004, we purchased additional land for $42,962.

We are presently engaged in exploration on our Gualcamayo project, as described in further detail under Item 4.B – Business Overview.

B.     Business Overview

Since the completion of the Viceroy Arrangement on June 30, 2003, our focus has been the acquisition and exploration of the Argentinean mineral properties (see Item 4.D – “Property, plants and equipment” for further information), with particular emphasis on our most advanced project, the Gualcamayo Property.

From July 2003 to early 2004, we carried out a first phase exploration program on the Gualcamayo property designed to expand the surface trace of the mineralized zones and to identify specific targets for drilling. Based on the results of this phase of exploration, several drill targets were identified. A 9,000 metre reverse circulation drilling program is underway, budgeted at $1.15 million inclusive of a 10% contingency. A drill contract was signed in March 2004 and drilling commenced in April 2004.

We raised private placement financing of $2,100,000 in November 2003. We raised further financing of $2,679,640 during our first quarter of 2004, of which $2,520,000 was from the exercise of the 4,200,000 warrants issued in connection with the November private placement, $48,000 from exercise of 80,000 of the total 350,000 brokers’ warrants issued in connection with the private placement and $111,640 from exercise of stock options for 251,000 shares. We completed these financings in order to raise the funds necessary for us to pursue our exploration programs on our Argentinean mineral properties.

In February 2004, with the termination of the arrangement with a company related to Viceroy Resource by virtue of common directors and officers for the provision of administrative and corporate services and office space, we established the Vancouver head office at 520 – 700 West Pender Street, Vancouver,

BC. We signed an office lease for the premises to July 31, 2007 at an annual rate of $30,000, payable monthly, with payments beginning August 1, 2004. New staff was recruited, including a receptionist, a corporate communications assistant, corporate secretary and chief financial officer.

Also in February 2004, we retained MacDougall Consultants Ltd., an Ontario based company specializing in corporate finance and communications, to provide investor relations services. The agreement between the Company and McDougall is for a term of five years and may be terminated upon one month’s written notice after May 1, 2004. McDougall will receive a consulting fee up to $4,800 per month with an option to purchase up to 200,000 common shares of the Company, subject to vesting requirements. As of March 31, 2004, 44,750 of their options had been earned.

In April, 2004, we reached an agreement with Tenke Mining Corp. (“Tenke”) whereby Tenke may earn a 75% interest in our Las Flechas Project through expenditures with pre-agreed minimum annual exploration expenditures aggregating to US$4.5 million over 5 years. The agreement is subject to all requisite regulatory approvals and execution of a detailed earn-in agreement within 45 days, which, on May 12, 2004 was extended by a further 45 days. Tenke will commence a first full season of concerted exploration on Las Flechas staring next October, at the beginning of the 2004/2005 high Andes exploration season.

The first set of results from the current 9,000 metre drill program on the Gualcamayo Property have been released (see Item 4-D for more details). Plans for the year ahead are to:

  complete the drilling of the identified targets;
  complete 4,000 metres of drilling in the main QDD target to increase the confidence in the resource calculations in terms of National Instrument 43-101;
  complete an independent scoping study of the Gualcamayo Property;
  initiate a prefeasibility study of the Gualcamayo gold resource; and
  commence a regional exploration program on Gualcamayo, including the Salamanca Project.

Competition

We compete with other mineral resource exploration companies for financing, for the acquisition of new mineral properties and for the recruitment and retention of qualified employees and other personnel. Many of the mineral resource exploration and development companies with whom we compete have greater financial and technical resources than those available to us. Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties. In addition, they may be able to afford more geological expertise in the targeting and exploration of mineral properties. This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration and development. This competition could adversely impact on our ability to finance further exploration and to achieve the financing necessary for us to develop our mineral properties.

C.     Organizational structure

The following chart sets out our corporate structure as at the date of this annual report:

D.     Property, plant and equipment

Cautionary Note to U.S. Investors

As a British Columbia corporation and a reporting issuer in several Canadian jurisdictions, we are subject to certain rules and regulations issued by Canadian securities commissions. Under these rules, we are required to provide information regarding our properties, including mineralization, drilling, sampling and analysis and mineral resource estimates. Further, we are required to describe our properties utilizing mining and geological terminology such as “indicated resources” and “inferred resources” that are required by Canadian regulations but are not recognized by the US Securities and Exchange Commission (“SEC”). For clarification, we have no properties that contain “reserves” as defined by the SEC and we have provided the following property information in accordance with National Instrument 43-101.

Our properties are located in Argentina and are held by Minas Argentinas, S.A. (“MASA”), an indirect Argentinean subsidiary. MASA controls a portfolio of mineral projects consisting of a land position in excess of 70,000 hectares, all located in the Province of San Juan. The principal MASA property is the Gualcamayo gold project. In addition to Gualcamayo, MASA controls four other less advanced properties including Las Flechas, Salamanca, Evelina, and Las Carachas/La Brea.

The Argentine Properties were acquired under the Viceroy Arrangement as described in Item 4-A. All of the properties are held 100% by MASA, subject to certain royalty agreements. All properties are subject to a 1% net smelter return royalty agreement with IMA Exploration Inc., a mineral exploration company located in Vancouver, Canada. The Salamanca property is subject to a 2% production royalty with the original owners, the Ridao brothers who reside in La Rioja, Argentina. A title opinion has been received which was completed by Dra. Patricia Inés Mattar an independent legal counsel of San Juan, Argentina. In the opinion of Dra. Mattar, all properties are in good standing.

In Argentina, the right to explore a cateo and the right to exploit a mina are granted by the mining authority. Foreign individuals or companies may apply for and hold cateos and minas, in the same manner as local residents. Cateos and minas are freely transferable upon registration. Upon the grant of a legal concession of a cateo or mina, the holder has the right to explore the land or to own the mina and the resources extracted therefrom.

We have obtained a title opinion and diligently investigated title to all our Argentine properties, however title to and the area of exploration properties may be disputed. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

Gualcamayo Project

Property Description and Location

The Gualcamayo Project is located in west central Argentina in the San Juan Province approximately 220 kilometres north of the city of San Juan. The Gualcamayo Project consists of approximately 24,600 hectares of land and is subject to a 1% production-based net smelter return royalty.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Gualcamayo Project is accessible throughout the year from the city of San Juan by paved and dirt roads. The climate is semi-arid with summer highs exceeding 40º Celsius and winter temperatures averaging 15º Celsius with sub-zero temperatures reached. The property is located in rugged terrain, with elevations in the project area ranging from 1,600 to 2,500 metres. July and August can experience snow accumulations to 15 centimetres above the 2,000 metre elevation. The snow typically melts within one or two weeks. The general services and infrastructure for the area is good, and the national power grid is located approximately 65 kilometres from the project. Local labour is readily available and staff engineers and geologists are available through the University of San Juan, as well as consulting firms based in the region.

History

Local miners have sporadically prospected the Gualcamayo area over the past 60 years. These exploration activities were directed towards surface occurrences of skarn hosted lead, zinc, copper, gold and silver mineralization.

Mincorp Exploraciones S. A. (“Mincorp”), a joint venture between Minorco, owned by Anglo American, and Perez Companc, an Argentinean conglomerate, explored the skarn/intrusive related gold mineralization at Amelia Ines, Magdalena and Belgrano deposits between 1983 and 1988. Mincorp reportedly spent US$6.5 million on exploration during this period with the work being comprised of surface trenching, sampling and mapping; surface and underground diamond drilling; underground development and geophysical surveys.

MASA entered into a joint venture with Mincorp in 1997 to earn a 60% interest by spending US$5 million over five years. By 1999, MASA had earned its 60% interest and in 2002 acquired the remaining 40% for US$1,000,000. MASA’s exploration program was developed to explore and evaluate the potential for epithermal sediment hosted gold mineralization peripheral to the skarn hosted mineralization explored by Mincorp. Between December 1997 and December 2000, MASA discovered a gold bearing carbonate breccia zone referred to as the Quebrada del Diablo (“QDD”) zone and completed four drill programs for a total of 11,256 metres.

Regional Geology

The Gualcamayo Project is located along the eastern margin of the Precordillera of west central Argentina, immediately to the east of the Cordillera de Los Andes. The Precordillera consists of a series of north-south trending ranges comprised of Cambrian-Early Ordovician marine platform carbonates overlain by mid-Ordovician through Early Carboniferous marine clastics, which in turn are overlain by late Carboniferous Tertiary continental clastics. Perm-Triassic and Tertiary granitic complexes locally intrude all sediments.

During the Tertiary Andean Orogeny, sedimentary blocks were telescoped (shortened) eastward into a high-level fold and thrust belt with crustal shortening on the order of 60-90%. The net effect is a series of north-south trending thrust faults, with a stratigraphic displacement of more than 100 kilometres to the east, superimposing lower Paleozoic sediments over Tertiary and Permo-Triassic continental clastic redbeds.

Land and Property Geology

The Gualcamayo project is located primarily within a package of lower Paleozoic stratigraphy characterized by thick carbonate sequences of upper-Cambrian La Flecha and Ordovician San Juan formations which are overlain by marine clastics of Upper Ordovician Trapiche formation. The entire stratigraphic section exceeds 1,000 metres in thickness. The immediate project area is intruded by a dioritic-dacitic porphyry complex, oriented several kilometres east-west by one kilometre north-south, as a larger stock and a series of dikes.

The dominate structural regime of the Precordillera is an east-west compressional deformation consistent with Andean deformation resulting in a series of north-south trending regional thrust faults. The Gualcamayo project is located between several of these regional thrust faults. Folding generated by this period of compressional deformation is by east north-east and east-west reverse faulting indicative of a subsequent north-south compressional event.

Mineralization

Gualcamayo is a sediment-hosted, structurally controlled, intrusive related gold occurrence. Gold mineralization is concentrated within stockwork fractured carbonates, carbonate breccias and intrusive breccias within or proximal to a porphyry intrusive complex. The mineralization can be described as a low sulfide bearing (<3%) and low silica system. The gold in the breccias is related to a hydrothermal event overprinting the skarn and extending into the surrounding carbonate section. The mineralized structures are strongly oxidized throughout the depth of drilling. Skarn mineralization at Amelia Ines is comprised of chalcopyrite, sphalerite, galena phyrrhotite and pyrite representing an earlier higher temperature event.

Exploration

During 1996 – 1997, Viceroy Resource conducted stream sediment sampling and reconnaissance rock-chip sampling that identified several areas, including the QDD zone. General geologic reconnaissance mapping followed the sampling including a detailed structural mapping at a scale of 1:250 in 2000. Between 1997 and 2000, Viceroy Resource completed 58 drill holes totaling 11,256 metres (33 diamond holes and 25 reverse circulation) focused primarily on the QDD zone. The core was photographed, logged, split and samples were collected at generally two metre intervals.

No further work was conducted between 2001 and mid 2003 due to low metal prices. The project was placed on a care and maintenance basis during this period.

In July 2003, we recommenced exploration of the Gualcamayo Project. The prime focus of the exploration was to continue the systematic geological mapping and sampling to the south and west of the Amelia Ines and Magdelena areas where previous limited sampling had been conducted by Viceroy Resource. The program confirmed the extension of the mineralized breccias to the west for approximately 1.5km.

The results of the program confirmed that the mineralized system remains open. Based on the results of this work, we identified several new drill targets and a drilling program was planned.

In late April 2004, 9,000 metres of reverse circulation (RC) drilling commenced on the Gualcamayo Property. The inital 5,000 metres of drilling is designed to test five new exploration targets. The remaining 4000 metres are within the main QDD resource area. The overall 9000 metre program is expected to take 12-14 weeks.

To date, we have received the first set of results from the drill program. These results include assay results for three drill holes on each of Target 11 and the Magdalena Target.

The drilling program is being conducted under the supervision of Mr. Rick Diment P.Geo., who is our qualified person under NI 43-101. All samples were collected in accordance with industry standards and submitted to ALS Chemex for processing in their Santiago, Chile, facility.

Mineral Resources and Mineral Reserve Estimates

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources

This section uses the terms “measured” and “indicated” resources. We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the terms “inferred” resources. Resources that are classified as “inferred” resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Based on the drilling through 1999, MASA estimated an inferred geological resource for QDD of 37.7 million tonnes @ 1.16 grams per tonne (“g/t”) gold. Mineral Resources Development Inc. (“MRDI”), a geological consulting firm located in San Francisco, California, was retained to confirm MASA’s resource estimate. MRDI verified the model using independently derived grade distributions, variography and kriged grade models. MRDI estimated the inferred resource at 37.2 million tonnes grading 1.13 g/t. Upon completion of the 2000 drill program, MASA updated the geologic model using all drill data up to and including QDR-058 and estimated a probable resource of 12.7 million tonnes grading 1.172 g/t gold with an additional inferred resource of 22.4 million tonnes grading 1.016 g/t gold.

Based on the drilling up to 2000, a revised geological resource was estimated by Ronald G. Simpson, P. Geo. (GeoSim Services Inc.) in August 2001. The estimate was based on all drill data as well as geologic data collected during the 2000 program. The global resource estimate is based on a cut-off grade of 0.6 g/t gold and is as follows:

Category	Tonnes (000's)	Grade g/t gold
Indicated	12,734	1.17
Inferred	22,449	1.02

Mineral Processing and Metallurgical Testing

Metallurgical testwork to date includes 24-hour bottle-roll on eight samples by Resources Development Inc. (“RDI”), a metallurgical testing facility of Boulder, Colorado, and 140 reverse circulation samples by Viceroy Resource at its Castle Mountain and Brewery Creek facilities. The results from RDI’s work showed gold recoveries in excess of 92% within 24 hours on all oxidized samples with sodium cyanide consumption being low. The recoveries from Viceroy Resource’s testwork for oxidized material averaged 85%, again indicating the amenability of oxide material to direct cyanidation. To date, a very small percentage (10%) of the mineralized body is classified as sulfide. Bottle roll testing was recommenced in April 2004 to test all drilling data completed during 2000. Bottle roll testing will then be completed for all 2004 drilling.

Las Flechas Project, Argentina

Property Description and Location

The Las Flechas property area is located on the eastern side of the Andean Cordillera, approximately 340 km northwest of the city of San Juan. Although the property is located above 4000 metres elevation, it is easily accessible by four-wheel drive vehicle. The property consists of 12 contiguous cateos covering 23,419 hectares.

History

During 1995, MASA conducted a reconnaissance mapping and samping campaign in the project area. The program indicated that anomalous gold values (200-300 ppb) were widespread over two hydrothermal alteration zones. Gold values between 1 and 2 g/t were obtained from several areas within the broader anomalous zones.

During January 1996, MASA remapped and sampled the property at a scale of 1:10,000. It was concluded from the sampling results that the widespread 100-200 ppb gold values obtained during the January 1995 program were likely due to analytical error. However, the new sampling revealed that anomalous gold mineralization occurs in five distinct areas of the property, four of which are associated with structural intersections. During October and November of 1996, these areas were extensively resampled and 10 trenches were excavated by bulldozer. A geophysical program was carried out in late 1996 and consisted of a gradient array IP survey and a ground magnetic survey.

Between February 4 and March 20, 1997, MASA completed 17 diamond drill holes totaling 1815metres which produced no significant results. The property did not receive any further exploration between 1997 to 2004.

In April, 2004, the Company reached an agreement with Tenke Mining Corp. (“Tenke”) whereby Tenke may earn a 75% interest in the las Flechas Project through expenditures annual exploration expenditures aggregating to US$4.5 million over 5 years. The agreement is subject to a requisite regulatory approvals and execution of a detailed earn-in agreement within 45 days, which, on May 12, 2004 was extended by a further 45 days. Tenke will commence a first full season of concerted exploration on Las Flechas starting October 2004, at the beginning of the 2004/2005 high Andes exploration season.

Mineralization

The Las Flechas property is underlain by Tertiary volcanics and subvolcanics that have been variably altered by widespread hydrothermal alteration. The volcanic sequence consists of intermediate flows and porphyries overlain by intermediate to felsic tuffs and ignimbrites. The volcanics have been intruded by quartz-feldspar porphyries that appear to be associated with major structures.

Sampling and trenching have identified anomalous gold mineralization in three broad areas referred to as the Central, Northern and Southern Zones. Limited exploration drilling in these areas has encountered anomalous gold values and confirmed the presence of a major high-sulfidation epithermal system.

Salamanca Project, Argentina

Property Description and Location

The Salamanca Project is located in the northeast part of the Guandacol District. The project is situated on the boundary of La Rioja and San Juan Provinces, approximately 230 km north of the city of San Juan and within 10 kilometres of the Gualcamayo Project. The property consists of 3,155 hectares. The Salamanca Project is accessible throughout the year by paved and dirt roads. The property is located in rugged terrain, with elevations ranging from 1,600 to 2,500 metres.

History

In the late 1980, Anglo American conducted mapping, sampling, trenching and limited drilling on the property. MASA acquired the project under an option agreement and between 1996 and 1997, completed two of phases work that included mapping, sampling, and drilling. MASA’s exploration program outlined a sediment-hosted, skarn-related mineralized zone with a strike length of over 600 metres and a thickness of up to 55 metres.

No significant work has been completed on Salamanca since 1997.

Mineralization

The mapping, sampling and drilling completed by Mincorp and MASA have defined a potential mineralized zone extending approximately 600 metres along strike and 40 to 55 metres thick. The zone appears to be open along strike and at depth.

The Company now plans to review the exploration potential at the Salamanca Property due to its proximity to the main Gualcamayo Property. Mapping and sampling of the area around the main mineralization are planned in late 2004, with a follow-up drill program if warranted.

Other Projects

MASA controls two other projects situated in the high Andes of Argentina. These projects are Evelina and Las Carachas-Cordon de la Brea.

Evelina is located approximately 210 kilometres northwest of San Juan City in the Valle del Cura Region, San Juan Province and consists of 6,498 hectares. The Las Carachas-Cordon de la Brea project consists of 8,600 hectares, and is located 320 kilometres north of the provincial capital of San Juan.

Both properties have had various amounts of work completed by MASA and its former partners. MASA is currently compiling and reviewing all the historical data collected in order to develop an exploration program and budget.

5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are presently engaged in the exploration of our Argentinean mineral properties. We do not have revenues from operations and, except for income from its cash and cash equivalents, we rely on equity funding by investors for our continuing financial liquidity. We acquired our properties effective June 30, 2003 and accordingly were in initial start up during the 2003 first quarter ended June 30, 2003. Our results of operations for the 2004 first quarter is representative of the level of ongoing operating expenses with the establishment of offices and commencement of drilling as referred to in Item 4-B above.

Plan of Operations

Our plans for the year ahead are to:

  complete the current drill program on the Gualcamayo Property at a budgeted cost of $1.15 million;
  complete a second phase of drilling at QDD in preparation for a scoping study;
  complete an independent scoping study of the Gualcamayo Property;
  initiate a prefeasibility study of the Gualcamayo gold resource; and
  commence a regional exploration program on Gualcamayo, including the Salamanca Project.

Cash and cash equivalents of $6.7 million and working capital of $6.8 million as at March 31, 2004 is considered sufficient for the currently planned work on the Gualcamayo Property, property maintenance requirements and administrative overhead for at least the next 18 months.

Presentation of Financial Information

The Company was incorporated on March 31, 2003 under the British Columbia Company Act.

Acquisition of Oro Belle and Argentinean Mineral Properties

On June 30, 2003, we acquired certain exploration properties of Viceroy Resource located in Argentina and certain other assets and liabilities from Viceroy Resource by issuing 13,800,000 common shares in exchange for all of the issued shares of Oro Belle which was a wholly owned subsidiary of Viceroy at the time of the acquisition. The mineral properties are held by Minas Argentinas, S.A. (MASA) an indirect wholly owned Argentinean subsidiary of Oro Belle. The transaction was accounted for at the book value of Viceroy after conforming the accounting policies in respect of the exploration properties to those of the Company.

The net assets acquired consist of:

Cash	$549,747
Prepaids and other receivables	5,961
Exploration properties	6,015,995
Accounts payable and accrued liabilities	(56,507)

Total	$6,515,196

We did not carry on any material business operations from March 31, 2003, the date of our incorporation, to June 30, 2003, the date of the Viceroy Arrangement. The Viceroy Arrangement was completed on June 30, 2003 and accordingly there were limited operations prior to this date.

Due to the fact that Viceroy Resources, which was the parent company of Oro Belle and Minas Argentinas (Barbados) Inc. at the time, was inactive during 2000 to 2003, we are in the process of ensuring that all filings for those companies, including tax returns, are brought up-to-date.

Acquisition of Trillion

On December 2, 2003, the Company acquired all of the shares of Trillion by way of the arrangement (note 1) whereby holders of Trillion common shares received 0.70 common shares of the Company for each Trillion share. Trillion and Oro Belle amalgamated under the British Columbia Company Act under the name of Oro Belle Resources Corporation and is a wholly owned subsidiary of the Company.

The acquisition has been accounted for using the purchase method of accounting and the following is a breakdown of the fair market value of the net assets acquired:

The net assets acquired consist of:

Cash	$2,816,280
Short-term investments	76,500
Accounts receivable	135,134
Accounts payable	(39,941)

Total	$2,987,973

Canadian Generally Accepted Accounting Principles

The following discussion of the financial condition, changes in financial condition and results of operations of the Company should be read in conjunction with the audited consolidated financial statements for the six months ended December 31, 2003 and related notes therein, prepared in accordance with Canadian generally accepted accounting principles. Unless expressly stated otherwise, all references to dollar amounts in this section are to Canadian dollars. Please refer to Note 8 of the Consolidated Financial Statements for a reconciliation to generally accepted accounting principles in the U.S.

Change of Fiscal Year End

In December 2003, the Company changed its fiscal year end from June 30 to December 31 effective December 31, 2003. Hence, the comparative periods are March 31, 2003 to June 30, 2003 and July 1, 2003 to December 31, 2003.

A.     Operating results.

Operations for the six months ended December 31, 2003 as compared to the period March 31, 2003 (date of incorporation) to June 30, 2003 are as follows:

General and administrative expenses for the six months were $1,433,285. The main costs during the six months ended December 31, 2003 were in the stock based compensation to directors, employees and consultants. The Company recorded stock based compensation of $1,027,680 for stock options granted to employees and directors during the current period. This is due to the Company applying the newly mandated fair value method of accounting for stock options granted to officers, directors and employees on a prospective basis. The remaining costs were for fees associated with the TSX-Venture listing application and general increase in activity. Consulting fees included stock based compensation of $89,400, also based on the fair value method of accounting, and fees of $7,500 per month paid to a related party for management services effective July 1, 2003. Administrative, corporate service and rent expenditures of $55,000 were paid to a company that is related by virtue of common directors and officers for general administrative, accounting and corporate services and office space.

We had a loss of $1,436,596 ($0.10 per share) for the six month period ended December 31, 2003 and a loss of $10,813 for the three months ended June 30, 2003.

B.     Liquidity and Capital Resources

We had cash of $4,717,030 as of December 31, 2003, compared to cash of $549,747 as of June 30, 2003. We had working capital of $4,720,169 as of December 31, 2003, compared to working capital of $488,388 as of June 30, 2003.

Cash Flows for Operating Activities

We used cash of $212,321 in operating activities for the six months ended December 31, 2003. Cash used in operating activities was attributable to expenses incurred in connection with startup, listing on the TSX-Venture exchange, acquisition of Trillion, as discussed above under Operating Results, and administrative expenses associated with operating a junior public company.

Cash Flows for Investing Activities

We used cash of $353,424 in investing activities which was attributable to deferred property expenditures. As a result of these deferred property expenditures, our exploration properties increased to $6,369,419 as at December 31, 2003 from $6,015,995 as at June 30, 2003. An analysis of exploration properties according to type of expense and property is as follows:

					Las
	Gualcamayo	Salamanca	Las Flechas	Evelina	Carachas	Total

Balance-June 30, 2003	$-	$-	$-	$-	$-	$-
Acquisition costs	5,255,808	260,187	200,000	200,000	100,000	6,015,995
Geologists’ &
engineers’ fees,
travel/lodging	122,753	-	-	-	-	122,753
Field support	83,898	-	-	-	-	83,898
Administrative &
office support	59,790	-	-	-	-	59.790
Assays	38,940	-	-	-	-	38,940
Property
permits/licences/taxes	27,944	-	-	-	-	27,944
Water samples	3,979	-	-	-	-	3,979
Road maintenance	3,637	-	-	-	-	3,637
Non-recoverable IVA	12,483	-	-	-	-	12,483
Change in the period	353,424	-	-	-	-	353,424
Balance-December 31, 2003	5,609,232	260,187	200,000	200,000	100,000	6,369,419

In accordance with Canadian generally accepted accounting principles, we record our interests in exploration properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administrative costs are expensed in the period they are incurred. See “Critical Accounting Policies” below for future discussion.

Cash Flows from Financing Activities

Cash from financing activities was $4,733,028 for the six months ended December 31, 2003 compared to cash of $549,747 for the three months ended June 30, 2003.

Cash received during the six months ended December 31, 2003 included net proceeds of $1,997,700 from a private placement financing completed in November 2003 and cash acquired in connection with the Trillion Arrangement in the amount of $2,735,328. We acquired cash of $549,747 on June 30, 2003 in connection with the the acquisition of Oro Belle on completion of the Viceroy Arrangement.

We completed a private placement financing on November 18, 2003 that consisted of the issue of 4.2 million units at $0.50 per unit. Each unit consisted of one common share and one warrant entitling the holder to purchase one additional share for a price $0.60 for a period of three years or if for a period of 20 consecutive days the closing price of the Company’s shares was at or above $1.20, then the warrants would expire 30 business days following delivery of notice. As of December 23, 2003, the Company’s closing price had been at or above $1.20 for 20 consecutive days. Accordingly, the Company provided written notice to all warrant holders effective January 6, 2004. All 4.2 million warrants were exercised on or before February 16, 2004. We received proceeds of $2,520,000 upon exercise of these warrants.

Financing Requirements

As a result of the private placement and arrangement with Trillion, we had a working capital position of $4,720,169 as at December 31, 2003. We anticipate that this working capital and the $2.5 million received pursuant to the warrant exercise in February 2004 will be sufficient for administrative overhead, property maintenance requirements and currently planned work at the Gualcamayo Property, including exploration expenditures of $2.0 million, for the next 18 months. Dependent on results from the currently planned programs, exploration activity and expenditures could increase significantly thereby reducing this length of time. Thereafter, funds would have to be raised to continue the business of the Company and there is no assurance that we will be successful in securing such funding.

We are in the mineral exploration business and are exposed to a number of risks and uncertainties inherent to that industry. This activity is capital intensive at all stages and subject to fluctuations in the prices of the commodities being sought, market sentiment, currencies, inflation and other risks. We currently have no sources of revenue other than interest income and rely primarily on equity financings to fund exploration and administrative activities.

Refer to Item 5-F for tabular disclosure of our contractual commitments.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, including the following:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenditures during the reporting period. Actual results could differ from those reported.

Exploration property costs

The Company records its interests in exploration properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administrative costs are expensed in the period they are incurred.

Management of the Company will regularly review the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered.

Provision for reclamation

The Company estimates the fair value of site restoration and clean-up costs on acquisition of mineral properties and reflects this amount in the cost of the mineral property acquired.

On an ongoing basis, site restoration and cleanup costs for exploration projects are estimated and charged to operations when reasonably determinable.

Stock-based compensation plans

The Company has an stock option plan which was approved by the shareholders at the Annual General and Special Meeting held on April 29, 2004. In 2003, the Company elected to apply the fair value method of accounting for stock options granted to directors, officers and employees on a prospective basis in accordance with the recommendations of the Canadian Institute of Chartered Accountants. Accordingly, effective July 1, 2003, the fair value of all stock options granted are recorded as a charge to operations and a credit to fair value of stock options and warrants over the period the stock options are outstanding. Any consideration paid on exercise of stock options is credited to share capital.

Significant Differences between Canadian and U.S. GAAP

The significant differences between Canadian and U.S. generally accepted accounting principles are as follows:

1.
Resource property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP. For U.S. GAAP purposes exploration costs relating to unproven mineral properties are expensed as incurred. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties are then measured periodically, for recoverability of carrying values under Statement of Financial Accounting Standard (SFAS) No. 144.

2.
Under U.S. GAAP, the Company’s short term investments would be adjusted from their carrying values under Canadian GAAP to year-end quoted market values and the differences recorded, net of applicable income taxes, as adjustments to shareholders’ equity. However, given the size of the Company’s holding relative to their recent trading volumes, these quoted market values may not be indicative of the ultimate proceeds the Company would receive should the investments be tendered for sale.

Please refer to Note 8 of the Annual Consolidated Financial Statements which is attached as an exhibit hereto.

C.     Research and development, patents and licenses, etc.

Not applicable. See Item 4-D “Information on the Company - Property, Plant and Equipment” for a review of the Company’s exploration properties.

D.     Trend information

With the current drill program underway at the Gualcamayo Property and the work planned thereafter (as discussed in Item 4-B), it is expected that expenditures will continue to increase and that 2004 will show a significant increase in such expenditures. We are not aware of any other trend, commitment, event or uncertainty that is both presently known to management and reasonably expected to have a material effect on the Company’s business, financial condition or results of operations as at the date of this report except as otherwise disclosed herein or except in the ordinary course of business.

E.     Off-balance sheet arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

As used in this Item 5.E., the term off-balance sheet arrangement means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with the company is a party, under which the company has:

(a)
Any obligation under a guarantee contract that has any of the characteristics identified in paragraph 3 of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (November 2002) (“FIN 45”), as may be modified or supplemented, excluding the types of guarantee contracts described in paragraphs 6 and 7 of FIN 45; 27

(b)	A retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets;

(c)
Any obligation under a derivative instrument that is both indexed to the company’s own stock and classified in stockholders’ equity, or not reflected, in the company’s statement of financial position; or

(d)
Any obligation, including a contingent obligation, arising out of a variable interest (as referenced in FASB Interpretation No. 46, Consolidation of Variable Interest Entities (January 2003), as may be modified or supplemented) in an unconsolidated entity that is held by, and material to, the company, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, the company.

F.     Tabular Disclosure of Contractual Obligations

As at fiscal year end December 31, 2003, we had the following contractual obligations:

	Payments due by period ($Cdn)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Rental of Argentina office	28,800	9,600	19,200
Contract with Keewatin Consultants, a division of Chintz & Co. Ltd., 49% held by Ronald Netolitzky, Chairman of the Company	15,000	15,000

G.     Safe Harbour

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and F above.

6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and senior management

The following table sets forth the names and addresses of directors and officers of the Company, their positions and offices with the Company, their principal occupations and the date of commencement of their term.

Name and municipality of residence and position	Business Experience	Previous service as a director or officer
W. David Black (1) (2) (3) Vancouver, British Columbia, Canada Director
Mr. Black has been Associate Counsel with the law firm, DuMoulin Black, since January 2004. He was previously a Partner with the firm from 1968 to December 2003. Mr. Black acts as a director of several public companies which trade on the TSX and TSX-V Exchanges.
Since March 2003
Eric Cunningham (3) Toronto, Ontario, Canada Director	Mr. Cunningham is a Mining Consultant. He was previously a director of Trillion.	Since December 2003
Patrick G. Downey (2) North Vancouver, British Columbia, Canada President, CEO & Director
Mr. Downey was the President and CEO of Trillion from January 1999 to December 2003 prior to being appointed as President and C.E.O. of the Company. He was a partner of Rescan Engineering Services Ltd. (a mining engineering firm) from April 1992 to February 1997; President and Director of Oliver Gold Corporation from November 1997 to February 2002; and a Director of Canico Resource Corporation from February 2002 to February 2003. Mr. Downey is a Professional Engineer.
Since December 2003
John P. Fairchild Vancouver, British Columbia, Canada Chief Financial Officer
Mr. Fairchild is a Chartered Accountant. Prior to joining the Company, he was CFO and Corporate Secretary of Jordex Resources Inc./iTech Capital Corp./Sirit Inc. from July 1, 1994 to November 24, 2003.
Since April 2004
Michael H. Halvorson (1) (2) Edmonton, Alberta, Canada Director
Mr. Halvorson has been President of Halcorp Capital Ltd. (“Halcorp”), a private investment and consulting company, since 1980. He was a stock broker from 1967 to 1974 and marketed syndicated real estate from 1974 to 1979. In 1980 he formed Halcorp, an Alberta-based broker dealer which specialized in financings for natural resource companies until 1992. Since 1993, Halcorp has acted as a financial consultant to natural resource companies. Mr. Halvorson has served as a director of several natural resource companies since 1993.
Since March 2003
Michele A. Jones Vancouver, British Columbia, Canada Corporate Secretary
Prior to joining the Company, Miss Jones was Executive Vice President, Administration, and Corporate Secretary of Cross Lake Minerals Ltd., a TSX listed exploration company, from April 1997 to December 2003. She has served as Corporate Secretary of several natural resource public companies since 1990.
Since February 2004

Robert V. Matthews (1) North Vancouver, British Columbia, Canada Director	Mr. Matthews is currently President of Sheppards Building Materials Inc. He was previously a director of Viceroy Resource and Manager/Controller for MacMillan Bloedel from 1974 to 1993. Mr. Matthews has been a director for several joint venture companies and other associations. Mr. Matthews is a Chartered Accountant.	Since March 2003
Ronald K. Netolitzky (3) Victoria, British Columbia, Canada Chairman & Director	Mr. Netolitzky was President of the Company until December 2003 when he was appointed Chairman. He was Chairman of Viceroy Resource from October 1996 to November 2002 and President from December 2001 to June 2003; Chairman of Trillion from January 1999 to December 2003; and director and officer of several other public companies. Mr. Netolitzky has also been President of Keewatin Consultants since 1988 and is a consulting geologist.	Since March 2003

1)  Member of the audit committee.

2)  Member of the compensation committee.

3)  Member of the corporate governance committee.

The term of office of directors and executive officers is one year. The directors are elected annually at the Company’s Annual General Meeting and subsequent to their election, they appoint the executive officers for the ensuing year.

B. Compensation

During the fiscal year ended December 31, 2003, the Company paid a total of $57,500 in cash compensation to its officers. No cash compensation was paid to a director in his capacity as such. This does not include other non-cash compensation or incentive stock options granted to or exercised by such directors and officers. No amounts were set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits.

The Company is required under applicable securities rules in Canada to disclose in its information circular to shareholders details of compensation paid to its executive officers as defined. The following reflects all material information regarding compensation paid to the Company’s executive officers which has been disclosed to the Company’s shareholders under Canadian securities rules.

Cash and Non-Cash Compensation – Executive Officers and Directors

The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the past two fiscal year ends, being the three month period from incorporation March 31, 2003 to June 30, 2003 and the six month period from July 1, 2003 to December 31, 2003, in respect of the Company’s President and Chief Executive Officer and Chairman (the “Named Executive Officers”). No executive officer of the Company received salary and bonus exceeding $100,000 during the most recently completed financial year.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Fiscal Year ended	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units (#)	LTIP Payouts ($)	All Other Compensation ($)
Patrick G. Downey President &CEO (1)	Dec 31 June 30	Nil n/a	Nil n/a	Nil n/a	400,000 n/a	Nil n/a	Nil n/a	12,500 n/a
Ronald K.Netolitzky Chairman(PastPresident &C.E.O.) (2)	Dec 31 June 30	Nil Nil	Nil Nil	Nil Nil	400,000 Nil	Nil Nil	Nil Nil	45,000 Nil

(1)	Appointed December 2003. Remuneration of $12,500 per month commenced December 2003 and is paid to Downey & Associates, a company controlled by Mr. Downey.

(2)
President & C.E.O. of the Company from April to December 2003. Remuneration of $7,500 per month commenced July 2003 and is paid to Keewatin Consultants Inc., a division of Chintz & Co. Ltd., 49% held by Mr. Netolitzky.

Long Term Incentive Plans (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities) was paid or distributed to the Named Executive Officer during the most recently completed financial year.

The following table sets out stock options granted during the fiscal year ended December 31, 2003 to the Named Executive Officers:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Patrick G. Downey President & CEO	400,000	65%	$1.25	1.20	Dec 3/08
Ronald K. Netolitzky Chairman (PastPresident & CEO)	100,000 200,000 100,000	16% 33% 16%	$0.50 $1.06 $1.25	n/a(1) n/a(2) 1.20	Sep 12/08 Oct 7/08 Dec 3/08

(1)
The Company’s shares began trading on the TSX Venture Exchange (the “TSX-V”) on November 14, 2003. Exercise price was set based on the price of a private placement of the Company’s shares which was arranged in July and completed in early November.

(2)
Exercise price was determined by the directors after taking into account the pending listing of the Company’s shares on the TSX-V and the arrangement with Trillion. The price was set at $0.60 per share or the average trading price of the Company’s stock for the first five days of trading on the TSX-V, whichever was greater. The Company’s shares began trading on the TSX-V on November 14, 2003. The average price for the first five days of trading, November 14-20, 2003, was $1.06.

Option Re-Pricings

There was no re-pricing of stock options under the Company’s stock option plan or otherwise during the most recently completed financial year.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

Except as disclosed herein, the Company does not have any compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company’s most recently completed or current financial year to compensate such executive officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officers the value of such compensation exceeds $100,000.

Compensation Committee

The Compensation Committee, consisting of Patrick G. Downey, W. David Black and Michael H. Halvorson, determines the compensation of the executive officers of the Company. See Item 6-C “Board Practices” for further details.

Compensation of Directors

The Company does not have any arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular. The directors are reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

The Company has a formalized stock option plan for the granting of incentive stock options to the officers, employees and directors. The purpose of granting options pursuant to the stock option plan is to assist the Company in compensating, attracting, retaining and motivating the officers, directors and employees of the Company and to closely align the personal interests of such persons to that of the shareholders.

The following stock options were outstanding to directors of the Company at the most recently completed financial year:

Date Granted	Number of Shares Under Option	Exercise Price Per Share	Expiry Date
February 12, 2002	52,500(1)	$0.39	February 12, 2005
February 27, 2003	10,500(1)	$0.39	February 26, 2008
September 12, 2003	35,000(1)	$0.39	September 11, 2008
September 12, 2003	400,000	$0.50	September 12, 2008
October 7, 2003	200,000	$1.06	October 7, 2008
December 3, 2003	700,000	$1.25	December 3, 2008

(1) Options rolled over pursuant to the Trillion Arrangement.

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values

The Named Executive Officers did not exercise any stock options during the most recently completed financial year.

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year End (#) Exercisable/Unexercisable	Value(1) of Unexercised in-the-Money Options at Financial Year End ($) Exercisable/ Unexercisable
Patrick G. Downey President & CEO	-	-	400,000/0	52,000/0
Ronald K. Netolitzky Chairman (Past President & CEO)	-	-	400,000/0	165,000/0

(1) Based on the difference between the option exercise price and the closing market price of the Company’s shares as at December 31, 2003 ($1.38).

The following table sets out stock options granted by the Company during the fiscal year ended December 31, 2003 to directors who are not Named Executive Officers:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
W. David Black	100,000 50,000	24%	0.50 1.25	1.20(1)	Sep 12/08 Dec 3/08
Eric Cunningham(2)	50,000	8%	1.25	1.20	Dec 3/03
Michael H. Halvorson	100,000 50,000	24%	0.50 1.25	1.20 (1)	Sep 12/08 Dec 3/08
Robert V. Matthews	100,000 50,000	24%	0.50 1.25	1.20 (1)	Sep 12/08 Dec 3/08

(1)	The Company’s shares began trading on the TSX Venture Exchange (the “TSX-V”) on November 14, 2003. Exercise price was set based on the price of a private placement of the Company’s shares which was arranged in July and completed in early November.

(2)	Upon completion of the Trillion Arrangement, Mr. Cunningham also held the following options which had been previously granted by Trillion:
  52,500 options granted February 12, 2002 at an exercise price of $0.39 expiring February 12, 2005
  10,500 options granted February 27, 2003 at an exercise price of $0.39 expiring February 26, 2008;
  35,000 options granted September 12, 2003 at an exercise price of $0.39 expiring September 11, 2008;

all of which were exercised by Mr. Cunningham in February of 2004.

During fiscal year ended December 31, 2003, no stock options of the Company were exercised by directors and no stock options granted by the Company and held by directors were repriced.

C.     Board Practices

The term of office of directors and executive officers is one year. The directors are elected annually at the Company’s Annual General Meeting and subsequent to their election, they appoint the executive officers for the ensuing year. The Company’s most recent annual general meeting was held on April 29, 2004. See Item 6-A “Directors and Senior Management” for the current directors and officers and the length of time each has served.

Neither the Company nor any of its subsidiaries have any arrangement to provide benefits to directors upon termination of employment.

There are three Board committees, all of which have a majority of members who are outside directors.

All directors are members of at least one Board committee. The committees are as follows:

a)
The Compensation Committee is comprised of three directors, two of which are outside directors. The members are W. David Black, Michael H. Halvorson and Patrick Downey. This committee is responsible for reviewing and making recommendations to the Board regarding human resources matters, including management compensation policies and programs, succession plans and recruitment. A copy of the Compensation Committee Mandate is available on request from the Company.

b)
The Corporate Governance Committee is comprised of three directors, two of which are outside directors. The members are W. David Black, Eric Cunningham and Ronald K. Netolitzky. This committee is responsible for monitoring the quality and effectiveness of the governance system and ensuring effective communication and reporting to shareholders. A copy of the Corporate Governance Committee Mandate is available on request from the Company. The Company’s Statement of Corporate Governance Practices is included in its 2004 information circular dated March 30, 2004, which is incorporated by reference hereto.

c)
The Audit Committee is comprised of three members, none of whom are officers or employees. The current members are W. David Black, Michael H. Halvorson and Robert V. Matthews, who is also the Committee’s financial expert. The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the shareholders and others, the systems of corporate controls which management and the Board have established and the audit process. The mandate and charter of the Audit Committee is also included in the Company’s 2004 information circular dated March 30, 2004.

D.     Employees

During fiscal years ended December 31, 2003 and June 30, 2003, the Company had no employees. Up to February 14, 2004, the Company paid $5,000 per month to a company which is related by virtue of common directors and officers for the provision of administration and corporate services and office space. At the date of this annual report, the Company has two employees, both of whom were hired in January 2004. Consulting services arrangements have been made with each of the Company’s four officers, two of which are also directors of the Company. See subsection 6.B “Compensation” for additional information.

E.     Share ownership

The following table sets out the share ownership as at June 15, 2004 of those persons listed in subsection 6.B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares Held	Number of Options or Warrants Held	Beneficial Percentage Ownership(1)	Exercise Price	Expiry Date
Patrick G. Downey President & CEO	767,826	400,000	4.0%	$1.25	Dec 3/08
Ronald K. Netolitzky Chairman (Past President & CEO)	1,258,887	100,000 200,000 100,000	5.7%	$0.50 $1.06 $1.25	Sep 12/08 Oct 7/08 Dec 3/08

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares owned by a person and the percentage ownership of that person, common shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of June 15, 2004, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 29,247,158 common shares outstanding as of June 15, 2004.

The Company adopted its current stock option plan (“Stock Option Plan”) in September 2003. The purpose of the Stock Option Plan is to allow the Company to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options will be exercisable over periods of up to five years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the Market Price prevailing on the date the option is granted less applicable discount, if any, permitted by the policies of the Exchanges and approved by the Board. Market Price means the last closing price per share on the trading day immediately preceding the day on which the Company announces the grant of the option or, if the grant is not announced, on the Grant Date. Pursuant to the Stock Option Plan, the Board of Directors may from time to time authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries. The number of common shares which may be reserved for issuance to insiders of the Company may not exceed 10% of the outstanding common shares of the Company; the number of common shares which may be issued to insiders of the Company, within a one year period, may not exceed 10% of the outstanding common shares of the Company; and the number of common shares which may be issued to any one insider of the Company or to such insider’s associates, within a one year period, may not exceed 5% of the outstanding common shares of the Company. The Stock Option Plan does not contain any vesting requirements, but permits the Board of Directors to specify a vesting schedule in its discretion. The Stock Option Plan was approved by shareholders at the annual general meeting held on April 29, 2004.

7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTION

A.     Major Shareholders

To the best of the knowledge of the directors and senior officers of the Company, the following are the shareholders of the Company that beneficially own, directly or indirectly, or exercise control over, shares carrying more than 5% of the outstanding voting rights attached to the Company's common shares as at June 15, 2004:

Name	Number of Common Shares Held	Percentage of Common Shares Outstanding(2)
Ronald K. Netolitzky	1,658,887(1)	5.7

(1)	Including 400,000 shares issuable upon exercise of stock options held by Mr. Netolitzky.
(2)	The number of shares outstanding as at June 15, 2004 was 29,247,158.

The Company’s major shareholders do not have different voting rights.

As of June 15, 2004, the Company's directors and senior officers, as a group, beneficially held a total of 4,795,679 common shares (including stock options), directly or indirectly, representing 16.4% of the Company's issued Common shares.

To the best knowledge of the Company, it is not directly or indirectly controlled by another corporation, a foreign government or by any other natural or legal persons severally or jointly.

As at June 15, 2004, there were 29,247,158 common shares of the Company issued and outstanding. Based on the records of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, as at such date there were 74 registered holders resident in the United States, holding an aggregate of 2,601,786 common shares which represent approximately 8.9% of the total issued and outstanding. The beneficial holders of the Company’s common shares resident in the United States as at June 15, 2004, had an aggregate 2,548,718 common shares representing 8.7% of the total issued and outstanding.

B.     Related Party Transactions

Except as disclosed below, we have not since July 1, 2003, being the date of our most recently completed fiscal year, entered into or made, and does not propose to enter into or make:

(1)	any transaction with a related party which is either material to us or the related party;

(2)	any transaction with a related party which is unusual in its nature or conditions, involving goods, services or tangible or intangible assets;

(3)	any loans or guarantees directly by us or through any of our subsidiaries to or for the benefit of any related party.

For the purposes of this Item 7.B, the following definitions apply:

(a)	“associate” means any unconsolidated enterprises in which the Company has significant influence or which has significant influence over the Company; and

(b)	“related party” includes any of the following persons:

	(i)	enterprises that, directly or indirectly through one or more intermediaries, control or are controlled by or under common control with the Company;

	(ii)	associates of the Company;

	(iii)	individuals owning, directly or indirectly, shares of the Company that gives them significant influence over the Company and close members of such individuals’ family;

(iv)
key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of the Company and close members of such individuals families; or

(v)
enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

(c)
“significant influence over an enterprise” means the power to participate in the financial and operating policy decisions of the enterprise but is less than control over these policies. Shareholders beneficially owning a 10% interest in the voting power of a company are presumed to have a significant influence on the company.

No related party has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year to June 15, 2004, except as follows:

(a)
In November 2003, certain directors and officers of the Company subscribed for 420,000 units of a private placement of 4,200,000 units at $0.50 each consisting of one common share and one warrant entitling the holder to purchase one additional share for a price $0.60 for a period of three years or if for a period of 20 consecutive days the closing price of the Company was at or above $1.20, then the warrants would expire 30 business days following delivery of notice. On January 6, 2004, the Company provided notice of exercise and all warrants were exercised by February 16, 2004. The following is a list of the insiders who participated in the private placement:

Name of Insider	Position	Units Subscribed
W. David Black	Director	80,000
Robert V. Matthews	Director	50,000
Eric Cunningham	Director	70,000
Susan Neale	Previous Chief Financial Officer	5,000
Patrick Downey & Associates	Company controlled by Mr. Patrick Downey, current President	40,000
Patrick Downey	President	40,000
Ronald Netolitzky	Chairman	55,000
Michael Halvorson	Director	80,000

(b)
From June 2003 to February 2004, Quest Management Corporation (“QMC”) provided operating space and administrative services to the Company at a cost of $5,000 per month, plus direct costs. Messrs. R. Netolitzky, D. Black and M. Halvorson are directors of both the Company and Quest Capital Corporation, the parent company of QMC.

(c)
The Company has consulting services arrangements with each of its four officers (R. Netolitzky, P. Downey, J. Fairchild and M. Jones), two of which (R. Netolitzky and P. Downey) are also directors of the Company. Cash paid or payable pursuant to these arrangements in the three months ended March 31, 2004 is $37,500, $22,500, $22,000 and $4,970, an aggregate of $86,970. Included in director/employee stock-based compensation in the three months ended March 31, 2004 is $144,820 fair value of stock options granted to one of the officers.

(d)
Mr. David Black, a director of the Company is associate counsel to the law firm providing corporate legal advice to the Company. In the three months ended March 31, 2004, the Company paid $11,896 to this firm for legal services.

(e)	At June 15, 2004, the directors and officers held shares and stock options in the Company as follows:
Name and position	Number of common shares beneficially owned or, directly or indirectly controlled
W. David Black Director	205,720 common shares and options to acquire 150,000 common shares
Eric Cunningham Director	307,840 common shares and options to acquire 50,000 common shares
Patrick G. Downey President, CEO & Director	767,826 common shares and options to acquire 400,000 common shares
John P. Fairchild Chief Financial Officer	Nil common shares and options to acquire 150,000 common shares
Michael H. Halvorson Director	521,406 common shares and options to acquire 150,000 common shares
Michele A. Jones Corporate Secretary	Nil common shares and options to acquire 150,000 common shares
Robert V. Matthews Director	134,000 common shares and options to acquire 150,000 common shares
Ronald K. Netolitzky Chairman & Director	1,258,887 common shares and options to acquire 400,000 common shares

C.     Interests of experts and counsel

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

8.     FINANCIAL INFORMATION

A.     Consolidated Statements and Other Financial Information

Financial Statements

The financial statements required as part of this Annual Report are filed under Item 17 of this Annual Report.

Legal and Arbitration Proceedings

The Company is not involved in any legal or arbitration proceedings.

Dividends

The Company has not paid any dividends on any of its shares since incorporation. The Company does not presently have any intention of paying dividends. Its future dividend policy will be determined by its Board of Directors on the basis of earnings, financial requirements and other relevant factors.

B.     Significant Changes

The following are the significant changes since the end of the fiscal year ended December 31, 2003:

  cash proceeds of $2.7 million were received in the first quarter of 2004 from exercise of warrants and stock options;

  we had $6.7 million in cash and working capital of $6.8 million at March 31, 2004;

  we commenced drilling on the Gualcamayo property on April 14, 2004 with a planned 9000 metre RC program budgeted at $1.15 million;

  surface rights adjacent to the Gualcamayo property were purchased providing water, construction and access rights;

  exploration expenditures of $2 million are planned over the next 18 months inclusive of the above $1.15 million, property maintenance and overheads;

  a letter of intent to earn 75% of our 100% held Las Flechas gold prospect in Argentina was signed with Tenke Mining Corp. who must spend US$4.5 million over 5 years to earn the interest;

  on the Gualcamayo Property, we incurred exploration expenditures of $363,480 and capitalized land purchase of $42,962 in the first quarter of 2004;

  For the 2004 first quarter, the Company had a loss of $579,365 as compared to a loss of $321,532 for the 2003 first quarter. The Company acquired its properties effective June 30, 2003 and accordingly was in initial start up during the 2003 first quarter. Results of operations for the 2004 first quarter is representative of the level of ongoing operating expenses as referred to in the general overview above.

A significant component of expenses in both these periods is stock-based compensation, which pursuant to the Company’s accounting policy is recorded as an expense at fair value, calculated using the Black-Scholes model. In the 2004 first quarter, stock-based compensation recorded in connection with stock options granted to employees is $218,325 and to a non-related consultant (which is subject to vesting) is $178,790, a total $397,115 which represents 68% of the $579,365 loss for the current period. In the 2003 first quarter, stock-based compensation recorded in connection with stock options granted to employees and directors is $250,306 and represents 78% of the $321,532 loss for that period.

9.     THE OFFER AND LISTING

A.     Offer and listing details

The Company was incorporated on March 31, 2003 and its shares were listed for trading on the TSX-V on November 14, 2003 under the symbol “VYE”. The following table sets forth the high and low market prices, in Canadian dollars, of the Company’s common shares during the periods indicated.

	High	Low
Last six months:
June 1-15	0.94	0.89
May 2004	1.15	0.89
April 2004	1.38	1.15
March 2004	1.45	1.19
February 2004	1.35	1.30
January 2004	1.33	1.26
December 2003	1.39	1.20

Last two quarters:
First quarter 2004	1.45	1.19
Fourth quarter 2003	1.39	1.01

Last year:
2003	1.39	1.01

The closing price of the Company’s common shares on the TSX-V on June 15, 2004 was $0.93.

As a result of the Trillion Arrangement which closed on December 2, 2003, the Company acquired all of the common shares of Trillion and merged Trillion with Oro Belle to continue under the name Oro Belle. Prior to the completion of the Trillion Arrangement, Trillion's common shares were registered pursuant to Section 12(g) of the Exchange Act and were traded on the Over the Counter Bulletin Board (“OTCBB”) under the symbol “TLNOF”. As a result of the exchange of the Company’s common shares for Trillion common shares, the Company’s common shares were deemed registered under the Exchange Act by application of Rule 12g-3(a) of the Exchange Act. The Company is the successor issuer to Trillion in this transaction and is listed on the OTCBB under the symbol “VCRYF”.

Since completion of the Trillion Arrangement in December 2003, the high and low sale prices (in US dollars) for the common shares of the Company on the OTCBB for the periods indicated are as follows

	High	Low
Last six months:
June 1-15	0.715	0.60
May 2004	0.85	0.63
April 2004	1.05	0.80
March 2004	1.10	0.90
February 2004	1.06	0.82
January 2004	1.147	0.80
December 2003	1.08	0.86

Last two quarters:
First quarter 2004	1.147	0.80
Fourth quarter 2003	1.08	0.76

Last year:
2003	1.08	0.76

The closing price of the Company’s common shares on the OTCBB on June 15, 2004 was US$0.60.

B.     Plan of distribution

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.     Markets

The Company’s common shares have traded on the TSX-V since November 14, 2003 and, as a result of the Trillion Arrangement, have been quoted on the OTCBB since December 2, 2003.

D.     Selling Stockholders

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

E.     Dilution

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

F.     Expenses of the Issue

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

10.     ADDITIONAL INFORMATION

A.     Share capital

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

B.     Memorandum and articles of association

Incorporation

The Company was incorporated on March 31, 2003 pursuant to the Company Act (British Columbia) and registered with the Registrar of Companies for British Columbia under incorporation number 666937.

The Business Corporations Act (British Columbia) (the " Business Corporations Act") has been adopted in British Columbia and is now in effect. The Business Corporations Act replaces the Company Act (British Columbia) (the "Former Act") and adopts many provisions similar to those contained in corporate legislation elsewhere in Canada. The Business Corporations Act also uses new forms and terminology; most particularly a Memorandum is now called a "Notice of Articles". The Company has taken steps to bring its charter documents into conformity with the Business Corporations Act and to that end has filed its Notice of Articles, which replaces the Company's "Memorandum", with the Registrar of Companies (British Columbia).

The Company received shareholder approval on April 29, 2004 of certain amendments to its Notice of Articles (the "Altered Notice of Articles"). In addition, the Company received shareholder approval of a new form of Articles (the "New Articles") with a view to updating its charter documents to bring them into line with the Business Corporations Act and incorporating some of the new provisions of the Business Corporations Act as well as approval of certain changes to its share capital. Specifically, shareholders approved the following changes by approval of the New Articles:

  in order to pass a special resolution, a two-thirds majority of those votes cast is allowed instead of three-quarters as required under the Former Act;

  increase in the Company’s authorized capital from 300,000,000 shares divided into (i) 100,000,000 first preferred shares without nominal or par value; (ii) 100,000,000 second preferred shares without par value; and (iii) 100,000,000 common shares without par value to an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares without par value;

  incorporation of new terminology used in the New Act, including changing references to “shareholder(s)” from “member(s)” and to the “Business Corporations Act” from the “Company Act”;

  deletion or amendment of certain provisions which are inconsistent with the New Act;

  deletion of the requirement for pro rata purchase of shares;

  changing the quorum for shareholders’ meetings from two shareholders to one shareholder present in person or represented by proxy;

  the chairman of a shareholders’ meeting has a second or casting vote in the event of a tie;

  requiring annual general meetings to be held each calendar year and not more than fifteen months (was thirteen months under the Former Act) after the holding of the last preceding annual general meeting;

  allowing shareholder meetings to be held outside British Columbia, if the location is approved by directors’ resolutions;

  allowing the directors to approve a change of name of the Company without the necessity for shareholder approval; and

  the directors shall cause the Company to indemnify officers on the same basis upon which directors are required to be indemnified.

These changes were made effective of April 29, 2004 and the description of rights, preferences and restrictions attaching to each class of shares as a result of such changes is included in paragraph 3 below.

The Company is entitled under the Business Corporations Act to carry on all lawful businesses which can be carried on by a natural person.

The following is a summary of certain material provisions of the Company’s Altered Notice of Articles and New Articles and certain provisions of the Business Corporations Act applicable to the Company:

Directors

A.

Director’s power to vote on a proposal, arrangement or contract in which the director is interested.

The New Articles provide that when a director holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director (i.e., a disclosable interest), he must declare the nature and extent of his interest in such contract or transaction or of any other possible conflict, in accordance with the provisions of the Business Corporations Act. A director who holds a disclosable interest may not vote on the transaction but will be counted in the quorum present at the meeting at which such vote is taken.

According to the Business Corporations Act, a director holds a disclosable interest in a contract or transaction if:

	1.	the contract or transaction is material to the company;

	2.	the company has entered, or proposes to enter, into the contract or transaction, and

	3.	either of the following applies to the director:

		a.	the director has a material interest in the contract or transaction;

b.	the director is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction.

However, the Business Corporations Act also provides that in the following circumstances, a director does not hold a disclosable interest in a contract or transaction:

1.
where the situation that would otherwise constitute a disclosable interest arose before the coming into force of the Business Corporations Act or, if the company was recognized under the Business Corporations Act, before that recognition, and was disclosed and approved under, or was not required to be disclosed under, the legislation that:

	a.	applied to the company on or after the date on which the situation arose; and

	b.	is comparable in scope and intent to the provisions of the Business Corporations Act;

2.	where both the company and the other party to the contract or transaction are wholly owned subsidiaries of the same corporation;
3.	where the company is a wholly owned subsidiary of the other party to the contract or transaction;
4.	where the other party to the contract or transaction is a wholly owned subsidiary of the company; or
5.	where the director or senior officer is the sole shareholder of the company or of a corporation of which the company is a wholly owned subsidiary.

The Business Corporations Act further provides that a director of a company does not hold a disclosable interest in a contract or transaction merely because:

1.
the contract or transaction is an arrangement by way of security granted by the company for money loaned to, or obligations undertaken by, the director or senior officer, or a person in whom the director or senior officer has a material interest, for the benefit of the company or an affiliate of the company;

2.	the contract or transaction relates to an indemnity or insurance;

3.
the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of the company or of an affiliate of the company;

4.
the contract or transaction relates to a loan to the company, and the director or senior officer, or a person in whom the director or senior officer has a material interest, is or is to be a guarantor of some or all of the loan; or

5.
the contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with the company and the director or senior officer is also a director or senior officer of that corporation or an affiliate of that corporation.

B.

Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

The compensation of the directors is decided by the directors unless the board of directors requests approval to the compensation from the shareholders. If the issuance of compensation to the directors is decided by the directors, a quorum is the number of directors in office as set by the directors and, if not so set, is deemed to be set at two directors.

C.	Borrowing powers exercisable by the directors. The directors may, on behalf of the Company:

	1.	Borrow money in such manner and amount, on such security, from such sources and upon such terms, and conditions as they consider appropriate;

2.
Issue bonds, debentures, and other debt obligations either outright or as a security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

	3.	Guarantee the repayment of money by any other person or the performance of any obligation or any other person; and

	4.	Mortgage, charge or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).

D.

Retirement and non-retirement of directors under an age limit requirement.

There are no such provisions applicable to the Company under its Altered Notice of Articles and New Articles or the Company Act.

E.	Number of shares required for a director’s qualification. A director of the Company shall not be required to hold a share in the capital of the Company as qualification for his office.

Rights, Preferences and Restrictions Attaching to each Class of Shares

As of the date of the Annual Report, the authorized capital of the Company consists of an unlimited number of Common Shares, First Preferred Shares and Second Preferred Shares, in each case without nominal or par value. As at June 15, 2004, 2004, there were 29,247,158 shares and no First Preferred or Second Preferred Shares issued and outstanding. The holders of the common shares are entitled to one vote per share.

First Preferred Shares and Second Preferred Shares may be issued in one or more series. The directors of the Company may by resolution of the directors before the issue of any series alter the Company's Notice of Articles to fix the number of preferred shares in a series and create, attach and define special rights such as payment of dividends and rights of redemption, conversion and retraction. Holders of First Preferred Shares shall be entitled to one vote in respect of each First Preferred Share held at general meetings. Holders of Second Preferred Shares shall not be entitled as such to vote at any general meeting of shareholders of the Company. Holders of First Preferred Shares of each series rank on a parity with the First Preferred Shares of every other series and are entitled to preference over the Second Preferred Shares and the Common Shares. Holders of Second Preferred Shares of each series rank on a parity with the Second Preferred Shares of every other series and are entitled to preference over the Common Shares.

There are no indentures or agreements existing or proposed limiting the payment of dividends and there are no special liquidation rights or pre-emptive rights. The presently outstanding share capital is not subject to any call or assessment, all having been issued as fully paid and non-assessable.

With respect to the rights, preferences and restrictions attaching to the Company’s common shares, there are generally no significant differences between Canadian and United States law as the shareholders, or the applicable corporate statute, will determine the rights, preferences and restrictions attaching to each class of the Company’s shares.

Changes to Rights and Restrictions to Shares

The Business Corporations Act provides that a company may, by the type of shareholders' resolution specified by the articles, or, if the articles do not specify the type of resolution, by a special resolution:

i)
create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

ii)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

If special rights and restrictions are altered and any right or special right attached to issued shares is prejudiced or interfered with, then the consent of the holders of shares of that class or series by a special separate resolution will be required.

Subject to the Business Corporations Act, the New Articles provide the directors of the Company with the ability to alter the rights or restrictions of any class or series of shares:

  by directors’ resolution or by ordinary resolution, in each case as determined by the directors, if none of those shares have been issued; and

  by special resolution of the shareholders of the class or series affected (i.e., approved by at least 66 % of the votes cast at a meeting of those shareholders or consented to in writing by each of those shareholders), do any of the acts in the preceding paragraph, if any of the shares of the class or series of shares have been issued.

The Business Corporations Act also provides that the Company may reduce its capital if it is authorized to do so by a court order, or, if the capital is reduced to an amount that is not less than the realizable value of the company's assets less its liabilities, by a special resolution or court order.

Generally, there are no significant differences between British Columbia and United States law with respect to changing the rights of shareholders as most state corporation statutes require shareholder approval (usually a majority) for any such changes that affect the rights of shareholders.

Meetings of Shareholders

The Company must hold its annual general meeting once in every calendar year (being not more than 15 months from the last annual general meeting) at such time and place to be determined by the directors of the Company. The Company must publish an advance notice in the manner required by the Business Corporations Act of any general meeting at which directors are to be elected. The directors may fix in advance a date, which is no fewer than 21 days prior to the date of the meeting. All the holders of common shares as at that date are entitled to receive notice of and to attend and vote at a general meeting.

Most state corporation statutes require a public company to hold an annual meeting for the election of directors and for the consideration of other appropriate matters. The state statutes also include general provisions relating to shareholder voting and meetings. Apart from the timing of when an annual Meeting must be held and the percentage of shareholders required to call an annual Meeting or an extraordinary meeting, there are generally no material differences between Canadian and United States law respecting annual meetings and extraordinary meetings.

Rights to Own Securities

There are no limitations under the applicable laws of Canada, except as provided in the Investment Canada Act (the “ICA”) as described below, or by the Company’s charter or other constituent documents on the rights of non-resident or foreigners to hold or vote common shares or other securities of the Company.

The ICA requires a non-Canadian making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, as set out below, to file an application for review with Investment Canada, an agency of the Canadian government created by the ICA.

If applicable to an investment, the ICA will prohibit implementation, or if necessary, require divestiture of an investment deemed “reviewable” under the ICA by an investor that is not a “Canadian” as defined in the ICA (a “non-Canadian”), unless after review the Minister responsible for the ICA (“the Minister”) is satisfied that the “reviewable” investment is likely to be of net benefit to Canada. An investment in the Company’s common shares by a non-Canadian would be reviewable under the ICA if it was an investment to acquire control of the Company and the value of the Company’s assets was $5 million or more. A non-Canadian would be deemed to acquire control of the Company for the purposes of the ICA if the non-Canadian acquired a majority of the Company’s outstanding common shares (or less than a majority but controlled the Company in fact through the ownership of one-third or more of the Company’s outstanding common shares) unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of such common shares.

Certain transactions in relation to the Company’s common shares would be exempt from review under the ICA, including, among others, the following:

  acquisition of common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

  acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the ICA; and

  acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of the Company, through the ownership of voting interests, remains unchanged.

As a result of the Canada-U.S. Free Trade Agreement, the ICA was amended in January 1989 to provide distinct threshold levels for Americans who acquire control of a Canadian business. The threshold levels for Americans, as described below, gradually rose between 1989 and 1992 to its present level.

The ICA was amended with the World Trade Organization Agreement to provide for special review thresholds for “WTO Investors” of countries belonging to the World Trade Organization, among others, nationals and permanent residents (including “WTO Investor controlled entities” as defined in the ICA). Under the ICA, as amended, an investment in the Company’s common shares by WTO Investors would be reviewable only if it was an investment to acquire control of the Company and the value of the Company’s assets was equal to or greater than a specified amount which is published by the Minister after its determination for any particular year.

A Canadian business is defined in the ICA as a business carried on in Canada that has a place of business in Canada, an individual or individuals in Canada who are employed or self-employed in connection with the business, and assets in Canada used in carrying on the business.

An American, as defined in the ICA, includes: an individual who is an American national or a lawful permanent resident of the U.S.; a government or government agency of the U.S.; an American-controlled entity, corporation or limited partnership; and a corporation, limited partnership or trust of which two-thirds of its board of directors, general partners or trustees, as the case may be, are Canadians or Americans.

The following investments by a non-Canadian other than WTO Investors are subject to review by Investment Canada:

(a)	all direct acquisitions of control of Canadian businesses with assets of $5 million or more;
(b)
all indirect acquisitions of control of Canadian businesses with assets of $50 million or more if such assets represent less than 50% of the value of the assets of the entities, the control of which is being acquired; and

(c)
all indirect acquisitions of control of Canadian businesses with assets of $5 million or more if such assets represent more than 50% of the value of the assets of the entities, the control of which is being acquired.

Review by Investment Canada is required when investments by WTO Investors, including Americans, exceed $223 million (US $150 million) for direct acquisitions of control. No review by Investment Canada is required for indirect acquisitions of control.

For purposes of the ICA:

“direct acquisitions of control” means purchase of the voting interests of a corporation, partnership, joint venture or trust carrying on a Canadian business, or any purchase of all or substantially all of the assets used in carrying on a Canadian business; and

“indirect acquisition of control means” a purchase of the voting interest of a corporation, partnership, joint venture or trust, whether a Canadian or foreign entity, which controls a corporation, partnership, joint venture or trust company on a Canadian business in Canada.

The acquisition of certain Canadian businesses is excluded from the higher thresholds set out for Americans. These excluded businesses are oil, gas, uranium, financial services (except insurance), transportation services and cultural services (i.e., the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings or audio or video music recordings). Direct or indirect acquisitions of control of these excluded businesses are reviewable at the $5 million and $50 million thresholds.

A non-Canadian shall not implement an investment reviewable under the ICA unless the investment has been reviewed and the Minister responsible for Investment Canada is satisfied or is deemed to be satisfied that the investment is likely to be a net benefit to Canada, the non-Canadian shall not implement the investment or, if the investment has been implemented, shall divest himself of control of the business that is the subject of the investment.

A non-Canadian or American making the following investments:

(a)	an investment to establish a new Canadian business; and

(b)	an investment to acquire control of a Canadian business

which investment is not subject to review under the ICA, must notify Investment Canada, within prescribed time limits, of such investments.

Restrictions on Changes in Control, Mergers, Acquisitions or Corporate Restructuring of the Company

There are no provisions in the Company’s Notice of Articles or Articles that would have the effect of delaying, deferring or preventing a change in control of the Company or that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

The Business Corporations Act does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of the Company.

Generally, there are no significant differences between British Columbia and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower a company’s board of directors to adopt such provisions.

Ownership Threshold Requiring Public Disclosure

There are no provisions in the Company’s Notice of Articles or Articles or in the New Act governing the threshold above which shareholder ownership must be disclosed. The Company is a reporting company under Canadian provincial securities legislation, including securities legislation in the provinces of British Columbia, Alberta, Manitoba, Saskatchewan, Ontario, Quebec, New Brunswick and Northwest Territories. As a reporting company, provincial securities legislation requires that a shareholder disclose ownership of 10% or more of the shares (and any further increases of 2% or more) of the Company by issuing a news release and filing a report (both containing prescribed disclosure) with the Securities Commissions in those provinces. They also require the Company disclose, in its proxy circular sent out for an Annual Meeting or Special Meeting, the names of holders known to the Company to beneficially own more than 10% of the Company’s issued and outstanding shares.

Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company that is subject to the reporting requirements of the Securities Exchange Act of 1934 to disclose, in its annual reports filed with the Securities and Exchange Commission those shareholders who own more than 5% of a corporation’s issued and outstanding shares.

Dividend Record

The Company has not paid any dividends on its common shares and has no policy with respect to the payment of dividends.

Changes in the Capital of the Corporation

There are no conditions imposed by the Company’s Notice of Articles or Articles which are more stringent than those required by the Business Corporations Act.

A copy of the Company’s amended Articles is included as an Exhibit hereto.

C. Material Contracts

The Company has entered into the following material contracts, other than contracts entered into in the ordinary course of business, in the past two years:

  Purchase Agreement entered into between Trillion, Trillion Resources (Guernsey) Limited (“Guernsey”) and Great Lakes Minerals (Private) Limited (“Great Lakes” dated June 23, 2003, and the Amendment thereto dated July 2, 2003, whereby Great Lakes purchased 100% of the shares of Guernsey, a wholly-owned subsidiary of Trillion, thereby acquiring all of Guernsey’s assets, including the exploration properties in Zimbabwe, subject to Trillion (now Oro Belle) retaining a 30% carried interest up to US$300,000 in certain of the properties.

  Viceroy Arrangement Agreement dated May 15, 2003 between Viceroy Resource Corporation, Quest Investment Corporation, the Company, et al., whereby the Company participated in a reorganization and exchange of shares which resulted in the acquisition of Oro Belle;

  Trillion Arrangement Agreement dated July 12, 2003 between the Company, Trillion and Oro Belle whereby Trillion merged with Oro Belle (to continue under the name Oro Belle) and the Company acquired all the shares of Trillion at an exchange of 1 of the Company’s shares for 0.70 Trillion share.

  Letter of Intent dated March 23, 2004 between the Company and Tenke Mining Corp. whereby Tenke may earn a 75% interest in the Las Flechas property of the Company by making expenditures aggregating US$4.5 million over 5 years. The transaction is subject to all necessary approvals and execution of a detailed earn-in agreement.

These material contracts are discussed in greater detail under Item 4 of this Annual Report on Form 20-F.

D.     Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the import of capital affecting the remittance of interest, dividends or other payments to non-resident holders of our shares. Any such remittances to United States residents, however, are subject to a 5% to 15% withholding tax pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See “Taxation” below.

E.     Taxation

Canadian Federal Income Tax Consequences

The following is a general summary of all material Canadian federal income tax considerations generally applicable to a holder of the Company’s common shares who is not a resident of Canada for the purposes of the Income Tax Act (Canada) (the “Act”). The discussion does not address individual consequences to persons subject to special provisions of federal income tax law.

The summary is based on the current provisions of the Act and the regulations thereunder and the Company’s understanding of the current administrative practices published by, and press announcements released by Canada Customs and Revenue Agency and the Department of Finance. This summary takes into account proposals to amend the Act announced prior to the date hereof (although no assurances can be given that such changes will be enacted in the form presented or at all), but does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision nor does it take into account any provincial, territorial, local or foreign tax considerations. Accordingly, holders and prospective holders of the Company’s shares are urged to consult their own tax advisors about the federal, provincial, territorial, local and foreign tax consequences of purchasing, owning and disposing of such shares.

The Act provides in subsection 212(2) that dividends and other distributions which are deemed to be dividends and which are paid or credited or are deemed to be paid or credited by a Canadian resident company to a non-resident of Canada shall be subject to non-resident withholding tax equal to 25 percent of the gross amount of the dividend or deemed dividend.

Subsections 2(3) and 115(1) of the Act provide that a non-resident person is subject to tax in Canada at the rates generally applicable to residents of Canada on any “taxable capital gain” arising on the disposition of the shares of a company which are listed on a prescribed stock exchange if such nonresident, together with persons with whom he does not deal at arm’s length, owned 25 percent or more of the issued shares of any class of the capital stock of the Company at any time in the five years immediately preceding the date of disposition of the shares. Subsections 2(3) and 115(1) also provide that a non-resident person is subject to tax in Canada on taxable capital gains arising on the disposition of shares that constitute capital property used in carrying on a business in Canada. The taxable portion of a capital gain is equal to one-half of the amount by which the proceeds of disposition of such shares, net of any reasonable costs associated with the disposition, exceeds the adjusted cost base to the holder of the shares.

Provisions in the Act relating to dividend and deemed dividend payments and gains realized by nonresidents of Canada who are residents of the United States are subject to the Canada-United States Income Tax Convention (1980), as amended (the “1980 Convention”).

Article X of the 1980 Convention provides that for 1997 and subsequent taxation years pursuant to the Third Protocol to the 1980 Convention the rate of Canadian non-resident withholding tax on dividends paid to a U.S. company that beneficially owns at least 10% of the voting stock of the Company shall not exceed 5% of the dividends. Otherwise, and except in the case of dividends received by a resident of the United States who carries on business in Canada through a Canadian permanent establishment and the shares in respect of which the dividends are paid are effectively connected with that permanent establishment, the rate of non-resident withholding shall not exceed 15 percent of the dividend. Where the dividends are received by a United States person carrying on business in Canada through a Canadian permanent establishment and the shares in respect of which the dividends are paid are effectively connected with that permanent establishment the dividends are generally subject to Canadian tax as business profits, generally without limitation under the 1980 Convention.

Article XXI of the 1980 Convention generally exempts from Canadian income tax, dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is resident in the U.S. and exempt from income tax under the laws of the U.S.

Article XIII of the 1980 Convention provides that gains realized by a United States resident on the disposition of shares of a Canadian company may not generally be taxed in Canada unless the value of those shares is derived principally from real property situated in Canada (including the right to explore for or exploit natural resources and rights to amounts computed by reference to production) or the shares form part of the business property of a permanent establishment or pertained to a fixed base used for the purpose of performing independent personal services which the United States shareholder has or had in Canada within the 12 month period preceding the date of disposition. Canada also retains the right to tax gains on property owned at the time of departure from Canada if it is sold by a person who was resident in Canada for 120 months in any 20 consecutive years preceding the sale and who was a resident in Canada at any time in the 10 years preceding sale.

Notwithstanding the potential exemption from Canadian tax provided under the 1980 Convention, where a non-resident of Canada disposes of common shares of the Company that are “taxable Canadian property”, the non-resident is required to file a Canadian income tax return in respect of any such dispositions.

If a common share of the Company is disposed of by the shareholder to the Company other than in the open market in the manner in which shares would normally be purchased by the public, the proceeds of disposition will, in general terms, be limited to the paid-up capital of the share and the balance of the price paid will be deemed to be a dividend. The amount of such dividend will be subject to Canadian withholding tax as previously described.

United States Federal Income Tax Consequences

The following is a general discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion does not address individual consequences to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Canadian Federal Tax Consequences).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advise to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company are urged to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Company who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services and U.S. Holders to whom the Company is a controlled foreign corporation or a foreign personal holding company. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

The Company has not distributed dividends to date. In such event, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

A U.S. Holder who is an U.S. resident individual may, under certain circumstances, be entitled to a reduced dividend tax rate of 15% on dividends received from the Company (unless the Company qualified as a “foreign personal holding company” or a “passive foreign investment company”, as defined below). Foreign corporations must meet various criteria in order for their dividends to qualify for the reduced tax rate which are beyond the scope of this discussion.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company’s common shares. Under Treasury Regulations currently in effect, a non-corporate holder may be subject to backup withholding at a 30% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. Finalized Treasury Regulations have generally expanded the circumstances under which U.S. information reporting and backup withholding may apply. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules, including the finalized Treasury Regulations.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign sources income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders who are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year. Deductions for net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Passive Foreign Investment Company

Certain United States income tax legislation contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company makes an election, adjusted tax basis) of its assets that produce or are held for the production of “passive income” is 50% or more. Due to the lack of operating revenue, it is likely that the Company has been a PFIC in prior years and will continue to be a PFIC for its year ended December 31, 2003. Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, directly or indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects in a timely manner to treat the Company as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) ”net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) ”ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of their common shares of the Company (or deemed to be realized on the pledge of their shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Company’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company’s first tax year in which the Company qualified as a “qualified electing fund” with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the common shares of the Company includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.

If the Company no longer qualifies as a PFIC in a subsequent year, a timely QEF election will remain in effect, although not applicable, during those years that the Company is not a PFIC. Therefore, if the Company requalifies as a PFIC, the QEF election previously made is still valid, and the U.S. Holder is required to satisfy the requirements of that election. Furthermore, a QEF election remains in effect with respect to a U.S. Holder, although dormant, after a U.S. Holder disposes of its entire interest in the Company. Upon the U.S. Holder’s reacquisition of an interest in the Company, the QEF election will apply to the newly acquired stock of the Company.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of Section 1291 described below for the taxable year for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year for which the election was made in an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for Section 1291 interest on tax deferral rules discussed below with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. U.S. Holder’s adjusted tax basis in the common shares of the Company will be increased to reflect the amount included or deducted as a result of a mark-to-market election. A mark-to-market election only applies to the taxable year in which the election was made. A separate election must be made by a U.S. Holder for each subsequent taxable year. U.S. Holders should consult their tax advisor regarding the manner and appropriateness of making such an election.

If a U.S. Holder does not make a timely QEF election or mark-to-market during a year in which it holds (or is deemed to have held) the shares in question and the Company is a PFIC (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his common shares of the Company and (ii) certain “excess distributions”, as specifically defined, by the Company.

A Non-electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his common shares of the Company and all excess distributions over the entire holding period for the Company. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly nondeductible. The balance of the gain of the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares of the Company, then the Company will continue to be treated as a PFIC with respect to such common shares, even if it is no longer definitionally a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. An Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In a transfer at death, for example, the transferee’s basis is equal to (i) the fair market value of the Electing U.S. Holder’s common shares, less (ii) the excess of the fair market value of the Electing U.S. Holder’s common shares reduced by the U.S. Holder’s adjusted basis in these common shares at death. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to common shares of the Company while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

F.     Dividends and paying agents

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G.     Statement by experts

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H.     Documents on display

All documents referred to in this Annual Report on Form 20-F are available for inspection at the head office of the Company, Suite 520, 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8, during normal office hours.

I.     Subsidiary Information

There is no information relating to the Company’s subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the financial statements.

11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is a small business issuer and, as such, there is no requirement to provide any information under this section.

12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

PART II

13.     DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default relating to indebtedness of the Company or any if its significant subsidiaries. There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of shares of the Company.

14.     MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

15.     CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Company’s management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15 of the U.S. Securities Exchange Act of 1934, as amended) as of the end of the period covered by the Annual Report on 20-F. Based on that evaluation, the Company’s management, including the chief executive officer and chief financial officer, concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this Annual Report to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported with the time period specified in the U.S. Securities and Exchange Commission rules and forms.

The Company’s management, including the chief executive officer and chief financial officer, identified no change in the Company’s internal control over financial reporting that occurred during the Company’s fiscal year ended December 31, 2003, and that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1)	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

(2)

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

(3)

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant's assets that could have a material effect on the financial statements.

16.     [RESERVED]

A.     Audit Committee Expert

The Company’s board of directors has determined that Robert V. Matthews, Chairman of the Audit Committee, qualifies as an “audit committee financial expert” as defined by the rules of the SEC. Mr. Matthews is a Chartered Accountant. He is currently President of Sheppards Building Materials Inc., was previously a director of Viceroy Resource (now Quest) and Manager/Controller for MacMillan

Bloedel from 1974 to 1993. Mr. Matthews has been a director of several joint venture companies and other associations.

B.     Code of Ethics

On March 25, 2004, the Company adopted its Code of Ethics which applies to all directors, officers, employees and consultants, including the President and Chief Executive Officer and the Chief Financial Officer. A copy of the Company’s Code of Ethics is included as an exhibit hereto and is available without charge to the public upon written request to the Corporate Secretary of the Company at Suite 510-700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

C.     Principal Accountant Fees and Services

The following outlines the expenditures for accounting fees for the last two fiscal periods:

	Six Months Ended December 31, 2003	Three Months Ended June 30, 2003
Audit Fees	$17,000	$14,000 (1)
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil
(1) Services are in connection with the pro forma financial statements and Information Circular of Consolidated Trillion Resources Ltd. dated October 9, 2003.

The Company’s Audit Committee Mandate and Charter (copy included as an exhibit hereto – see Item 19B) requires that prior approval of the audit committee is received on every occasion that the auditors’ services are engaged. Each year, the auditors present their proposed services, including the nature, type and scope of services contemplated and the related fees, to the audit committee for their approval. to be rendered by these firms during the year. In addition, Audit Committee pre-approval is also required for those engagements that may arise during the course of the year that are outside the scope of the initial services and fees pre-approved by the Audit Committee.

D.     Exemptions from the Listing Standards for Audit Committees

Not Applicable.

E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

PART III

17.     FINANCIAL STATEMENTS

This Annual Report on Form 20-F includes the Company’s audited financial statements for the six months ended December 31, 2003 and the period from incorporation (March 31, 2003) to June 30, 2003:

	Description	Page No.
(i)	Independent Auditor’s Report of PricewaterhouseCoopers LLP dated February 18, 2004	68
(iii)	Consolidated Balance Sheets as at December 31, 2003 and June 30, 2003	69
(iv)	Consolidated Statements of Operations and Deficit for the six months ended December 31, 2003 and the period from incorporation (March 31, 2003) to June 30, 2003	70
(v)	Consolidated Statements of Cash Flow for the six months ended December 31, 2003 and the period from incorporation (March 31, 2003) to June 30, 2003	71
(vi)	Notes to Consolidated Financial Statements	72

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars. Such financial statements have been reconciled to U.S. GAAP (see notes included therein).

18.     FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

19.     EXHIBITS

The following exhibits are included in this Annual Report on Form 20-F:

Exhibit Number	Description of Exhibit	Note
1.1	Certificate of British Columbia, Registrar of Companies as to the incorporation of Viceroy Exploration Ltd. dated March 31, 2003.	(1)
1.2	Certificate of British Columbia, Registrar of Companies as to the amalgamation of Trillion with Oro Belle Resources Corporation (“Oro Belle”), a wholly-owned subsidiary of the Company dated December 2, 2003.	(1)
1.3	Amended Articles of the Company.	(1)
2	Not applicable	--
3	Not applicable	--

Exhibit Number	Description of Exhibit	Note
4.1	Arrangement Agreement dated May 15, 2003 between Quest Investment Corporation, Viceroy Resource Corporation, the Company, et al., whereby the Company participated in a reorganization and exchange of shares which resulted in the acquisition of Oro Belle.	(2)
4.2	Amendment No. 1 to Arrangement Agreement dated as of June 3, 2003 among Quest Investment Corporation, Viceroy Resource Corporation, the Company, et al., whereby the Company participated in a reorganization and exchange of shares which resulted in the acquisition of Oro Belle.	(3)
4.3	Trillion Arrangement Agreement dated July 12, 2003 between the Company, Trillion and Oro Belle whereby Trillion merged with Oro Belle (to continue under the name Oro Belle) and the Company acquired all the shares of Trillion at an exchange of 1 of the Company’s shares for 0.70 Trillion share.	(4)
4.4	Stock Option Plan of the Company adopted by the Directors on September 12, 2003 and approved by the shareholders on April 29, 2004.	(1)
4.5	Listing Application with the TSX Venture Exchange dated November 5, 2003.	(1)
4.6	Purchase Agreement entered into between Trillion, Trillion Resources (Guernsey) Limited and Great Lakes Minerals (Private) Limited dated June 23, 2003 the Amendment thereto dated July 2, 2003.	(4)
4.7	Letter of Intent dated March 23, 2004 between the Company and Tenke Mining Corp. whereby Tenke may earn a 75% interest in the Las Flechas property of the Company by making expenditures aggregating US$4.5 million over 5 years. The transaction is subject to all necessary approvals and execution of a detailed earn-in agreement.	(1)
8.1	List of Subsidiaries	(1)
11	Code of Ethics of the Company dated March 25, 2004.	(1)
12.1	Certification of the Chief Executive Officer of the Corporation pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934	(1)
12.2	Certification of the Chief Financial Officer of the Corporation pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934	(1)
13.1	Certification of the Chief Executive Officer of the Corporation pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code	(1)

Exhibit Number	Description of Exhibit	Note
13.2	Certification of the Chief Financial Officer of the Corporation pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code	(1)
13.3	Consent of Independent Accounts, PricewaterhouseCoopers LLP.	(1)
14.1	Audit Committee Mandate and Charter dated March 25, 2004.	(1)

Notes:

(1)	Filed as an exhibit to this Annual Report on Form 20-F.
(2)	Filed with the Commission on June 27, 2003 by Quest Investment Corporation (file number 01-31380), now Quest Capital Corp. (file number 000-16778) under the annual report on Form 20-F as Exhibit 4.1.
(3)	Filed with the Commission on June 27, 2003 by Quest Investment Corporation (file number 01-31380), now Quest Capital Corp. (file number 000-16778) under the annual report on Form 20-F as Exhibit 4.2.
(4)	Filed with the Commission on October 28, 2003 (and amended November 4, 2003) by Consolidated Trillion Resources Ltd. (file number 000-28248), under the annual report on Form 20-F as Exhibit 4.3.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

VICEROY EXPLORATION LTD.
(Registrant)

“Patrick G. Downey”
Name: Patrick G. Downey
Title: President and Chief Executive Officer

Date: June 28, 2004

66

Viceroy Exploration Ltd.
(an exploration stage company)

Consolidated Financial Statements
For the six-month period ended December 31, 2003
and the three-month period ended June 30, 2003

(expressed in Canadian dollars)

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles. These consolidated financial statements contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors, which is composed of a majority of independent directors, reviews the results of the annual audit and the consolidated financial statements prior to submitting the consolidated financial statements to the Board for approval.

The Company's auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit and their report follows.

Patrick Downey	Susan Neale
CEO and President	Chief Financial Officer

Vancouver, B.C., Canada February 18, 2004

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Auditors’ Report

To the Shareholders of
Viceroy Exploration Ltd.

We have audited the consolidated balance sheets of Viceroy Exploration Ltd. (an exploration stage company) as at December 31, 2003 and June 30, 2003 and the consolidated statements of operations and deficit and cash flows for the six-month period ended December 31, 2003 and the three-month period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and June 30, 2003 and the results of its operations and its cash flows for the six-month period ended December 31, 2003 and the three-month period ended June 30, 2003 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Chartered Accountants

Vancouver, British Columbia
February 18, 2004

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Viceroy Exploration Ltd.
(an exploration stage company)
Consolidated Balance Sheets
(expressed in Canadian dollars)

	December 31, 2003 $	June 30, 2003 $

Assets

Current assets
Cash and cash equivalents	4,717,030	549,747
Short-term investments	76,501	-
Prepaids and other receivables	161,325	6,314

	4,954,856	556,061

Exploration properties (notes 3 and 4)	6,369,419	6,015,995

	11,324,275	6,572,056

Liabilities

Current liabilities
Accounts payable and accrued liabilities	234,687	67,673

Shareholders Equity

Capital stock (note 6)	11,284,526	6,515,196

Fair value of stock options and warrants (note 6)	1,252,471	-

Deficit	(1,447,409)	(10,813)

	11,089,588	6,504,383

	11,324,275	6,572,056

Nature of operations (note 1)

Approved by the Board of Directors

Patrick Downey	Robert Mathews

Viceroy Exploration Ltd.
(an exploration stage company)
Consolidated Statements of Operations and Deficit
(expressed in Canadian dollars)

	Period from July 1, 2003 to December 31, 2003 $	Period from March 31, 2003 (date of incorporation) to June 30, 2003 $

Expenses
Director/employee stock-based compensation (note 6(e))	1,027,680	-
Consultants (notes 6(e) and 7(a))	151,556	-
Administrative and corporate services (note 7(b))	55,000	-
Stock exchange/transfer agent	42,089	-
Legal	40,488	5,813
Shareholders communication	35,265	-
Audit	24,080	5,000
Investor relations	18,358	-
Licenses, permits and fees	15,250	-
Travel and lodging	11,916	-
Office and miscellaneous	11,603	-

Loss before the following	1,433,285	10,813

Interest income	(7,604)	-

Foreign exchange loss	10,915	-

Loss for the period	1,436,596	10,813

Deficit - Beginning of period	10,813	-

Deficit - End of period	1,447,409	10,813

Basic and diluted loss per share	(0.10)	(0.00)

Weighted average shares outstanding	14,389,263	13,800,000

Viceroy Exploration Ltd.
(an exploration stage company)
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)

	Period from July 1, 2003 to December 31, 2003 $	Period from March 31, 2003 (date of incorporation) to June 30, 2003 $

Cash flows from operating activities
Loss for the period	(1,436,596)	(10,813)
Non-cash charges - stock-based compensation	1,117,080	-
Changes in non-cash working capital items (note 9(b))	107,195	10,813

	(212,321)	-

Cash flows from investing activities
Deferred property expenditures	(353,424)	-

Cash flows from financing activities
Private placement proceeds - net	1,997,700	-
Cash acquired on acquisition of subsidiaries - net	2,735,328	549,747

	4,733,028	549,747

Increase in cash and cash equivalents	4,167,283	549,747

Cash and cash equivalents - Beginning of period	549,747	-

Cash and cash equivalents - End of period	4,717,030	549,747

Supplemental cash flow information (note 9)

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

1

Nature of operations and change in year-end

The Company was incorporated on March 31, 2003 under the British Columbia Company Act as a wholly owned subsidiary of Viceroy Resource Corporation (Viceroy). On June 30, 2003, Viceroy sold to the Company its exploration properties in Argentina and other assets in accordance with the terms of a plan of arrangement between Viceroy, Quest Investment Corporation and other companies, and whereby Viceroy became Quest Capital Corp (Quest). On this date, Viceroy distributed 81% being 11,150,400 shares of the Company to the existing shareholders of Viceroy as of the record date of June 30, 2003 (see also note 3(a)).

On December 2, 2003, the Company acquired all of the shares of Consolidated Trillion Resources Ltd. by way of a statutory plan of arrangement (the Arrangement) - note 3(b). The results of operations of Trillion have been consolidated since December 2, 2003.

Management has estimated that the Company will have adequate funds from existing working capital and exercise of warrants in February 2004 to meet its corporate administrative and property obligations for the coming year. If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing.

The recoverability of the amounts shown for exploration properties is dependent upon the existence of economically recoverable reserves, maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as property acquisition costs do not necessarily represent present or future values.

Although the Company has taken steps to verify title to exploration properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Companys title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

 The Company has changed its year-end from June 30 to December 31.

2

Significant accounting policies

Generally accepted accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Significant differences between Canadian and U.S. generally accepted accounting principles, as they relate to these financial statements, are described in note 8.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its active wholly owned subsidiaries as follows: Oro Belle Resources Corporation and Minas Argentina S.A. The accounts of the Companys subsidiaries are included from the date of acquisition ( notes 1 and 3(a)).

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenditures during the reporting period. Actual results could differ from those reported.

Foreign currency translations

The Companys subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Income and expense items are translated at the average exchange ratefor the period. Translation gains and losses are reflected in the statement of operations and deficit for the period.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances with banks and highly liquid deposits with an initial maturity of less than 90 days.

Short-term investments

Short-term investments are recorded at cost and written down to estimated net realizable value if there is an other than temporary decline in value. The net recoverable amount is based upon the short-term investments quoted market value.

Exploration property costs

The Company records its interests in exploration properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administrative costs are expensed in the period they are incurred.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Management of the Company will regularly review the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered.

Provision for reclamation

The Company estimates the fair value of site restoration and clean-up costs on acquisition of mineral properties and reflects this amount in the cost of the mineral property acquired.

On an ongoing basis, site restoration and cleanup costs for exploration projects are estimated and charged to operations when reasonably determinable.

Income taxes

Income taxes are calculated using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Loss per common share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the period. Diluted losses are calculated using the treasury stock method.

Financial instruments

The carrying values of cash and cash equivalents, short-term investments, prepaids and other receivables and accounts payable and accrued liabilities approximate book values due to the short term nature of these instruments.

Stock-based compensation plans

The Company has an employee stock option plan. In 2003, the Company elected to apply the fair value method of accounting for stock options granted to directors, officers and employees on a prospective basis in accordance with the recommendations of the Canadian Institute of Chartered Accountants. Accordingly, effective July 1, 2003, the fair value of all stock options granted are recorded as a charge to operations and a credit to fair value of stock options and warrants over the period the stock options are outstanding. Any consideration paid on exercise of stock options is credited to share capital.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

3	Acquisitions
a)

Acquisition of Argentinean properties

On June 30, 2003, the Company acquired certain exploration properties in Argentina and certain other assets and liabilities by issuing 13,800,000 common shares in exchange for all of the issued shares of Oro Belle Resources Corporation (Oro Belle) which was a wholly owned subsidiary of Viceroy at the time of the acquisition. The properties are held by Minas Argentinas, S.A. (MASA) an indirect wholly owned Argentinean subsidiary of Oro Belle. The transaction was accounted for at the book value of Viceroy after conforming the accounting policies in respect of the exploration properties to those of the Company.

	The net assets acquired consist of
	Cash	549,747
	Prepaids and other receivables	5,961
	Exploration properties	6,015,995
	Accounts payable and accrued liabilities	(56,507)

		6,515,196

	Consideration - issuance of 13,800,000 common shares	6,515,196

b)

Consolidated Trillion Resources Ltd. (Trillion)

On December 2, 2003, the Company acquired all of the shares of Trillion by way of the arrangement (note 1) whereby holders of Trillion common shares received 0.70 common shares of the Company for each Trillion share. Trillion and Oro Belle amalgamated under the British Columbia Company Act under the name of Oro Belle Resources Corporation and is a wholly owned subsidiary of the Company.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

The acquisition has been accounted for using the purchase method of accounting and the following is a breakdown of the fair market value of the net assets acquired:

$
The net asset acquired consist of
Cash	2,816,280
Short-term investments	76,500
Accounts receivable	135,134
Accounts payable	(39,941)

2,987,973

Consideration
Issuance of 6,471,158 common shares	2,847,310
Issuance of 339,500 stock options	59,711
Transaction costs	80,952

2,987,973

4	Exploration properties
	Gualcamayo	Salamanca	Las Fleches	Evelina	Las Caroches	Total
	$	$	$	$	$	$

Balance - January 1,
2001	2,087,909	260,187	200,000	200,000	100,000	2,848,096

Expenditure in the year	1,025,128	-	-	-	-	1,025,128

Balance - December 31,
2001	3,113,037	260,187	200,000	200,000	100,000	3,873,224

Expenditure in 2002	2,020,738	-	-	-	-	2,020,738

Balance - December 31,
2002	5,133,775	260,187	200,000	200,000	100,000	5,893,962

Expenditure in period	122,033	-	-	-	-	122,033

Balance - June 30,
2003 *	5,255,808	260,187	200,000	200,000	100,000	6,015,995

Expenditure in the period	353,424	-	-	-	-	353,424

Balance - December 31,
2003	5,609,232	260,187	200,000	200,000	100,000	6,369,419

* This is the acquisition cost per note 3(a).

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

The exploration properties all of which located in Argentina are subject to a net smelter royalty ranging between 0.5% and 2.5%.

Gualcamayo project

The Gualcamayo project is located in west central Argentina in the San Juan province. MASA has performed exploration and sampling of the project and further detailed mapping, sampling and drill testing are proposed.

Salamanca project

The Salamanca project is located in the northeast part of the Guandacol District. The project is situated on the boundary of La Rioja and San Juan provinces.

Other projects

The remaining three projects are situated in the high Andes of Argentina. Las Fleches is located in the Department of Inglesia, in northwestern San Juan province, Evelina is located northwest of San Juan City in the Valle del Curra Region, San Juan province, and Las Carachas project is located north of the provincial capital of San Juan. All three projects have had various amounts of work completed by MASA and its former partners.

5

 Income taxes

The Company has recorded a valuation allowance for the full amount of future tax assets, substantially of which are non-capital losses for Canadian tax purposes of $1,447,409, which will expire in the fiscal years up to 2010.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

6	Capital stock

	a)	Authorized
100,000,000 common shares without par value
100,000,000 first preferred shares
100,000,000 second preferred shares

	b)	Issued and outstanding
	Number of
	shares	Amount
		$

Balance - March 31, 2003	-	-

Issued during the period for exploration properties and
other net assets (note 3(a))	13,800,000	6,515,196

Balance - June 30, 2003	13,800,000	6,515,196

Private placement	4,200,000	2,100,000
Share issue costs	-	(177,980)
Issued pursuant to the Arrangement (note 3(b))	6,471,158	2,847,310

Balance - December 31, 2003	24,471,158	11,284,526

On November 18, 2003, the Company completed a private placement for a total of 4,200,000 units for proceeds of $2,100,000. Each unit consisted of one common share and one warrant entitling the holder to purchase one additional common share at a price of $0.60 for a period of three years. In addition, brokers involved received commission of $102,300 cash and 350,000 warrants (valued at $75,680) to acquire an additional 350,000 shares at an exercise price of $0.60 per share for a period of one year.

c)	Warrants
		Weighted
		average
	Number of	exercise
	warrants	price
		$

Balance - June 30, 2003 and March 31, 2003	-	-

Private placement	4,200,000	0.60
Brokers commission	350,000	0.60

Balance - December 31, 2003	4,550,000	0.60

In February 2004, 4,200,000 warrants were exercised, for total proceeds of $2,520,000.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

d)	Fair value of stock options and warrants

		$

	Balance - June 30, 2003 and March 31, 2003	-

	Add
	Fair value of stock options issued pursuant to
	the Arrangement (note 3(b))	59,711
	Stock-based compensation	1,117,080
	Fair value of warrants issued as brokers commission	75,680

	Balance - December 31, 2003	1,252,471

e)

Stock options

The Company has adopted a stock option plan under which the Company may grant options to its directors and employees for up to 10% of the issued and outstanding shares of the Company. The maximum term is five years, with the vesting period determined at the discretion of the Board of Directors. The exercise price of each option is either equal to or higher than the market price of the Companys stock on the day of the grant.

For the six months ended December 31, 2003, changes in the issued and outstanding options were as follows:

		2003

		Weighted average
	Options	exercise price
		$

Balance - July 1, 2003	-	-

Granted during the period	1,700,000	0.92
Exercised during the period	-	-
Issued pursuant to the acquisition (note 3(b))	339,500	0.39
Cancelled or expired during the period	-	-

Balance - December 31, 2003	2,039,500	0.83

Options exercisable at end of period	2,039,500	0.83

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

As at December 31, 2003, the following options were issued and outstanding:

		Weighted average
Range of exercise	Number of	remaining	Weighted average
prices	outstanding options	contractual life	exercise price
$		(years)	$

$0.39 to $0.50	1,039,500	2.88	0.46
$1.06 to $1.25	1,000,000	4.86	1.21

	2,039,500	3.85	0.83

Effective July 1, 2003 the Company follows the fair value method of accounting for stock options granted to directors, officers and employees. The fair value of stock options was estimated using the Black-Scholes option pricing model based on the following assumptions:

Risk-free interest rate	3.84%
Annual dividend per share	0%
Expected price volatility	90%
Expected life of the options	5 years

During the six-month period ended December 31, 2003, 1.6 million options were granted to employees and directors and 100,000 were granted to consultants resulting in $1,027,680 and $89,400 (included in consulting fees) charge to the operations statement.

7	Related party transactions
a)	The Company entered into a Consulting Services Agreement dated July 1, 2003 with a company which has a common director to provide management services. Remuneration for these services is $7,500 per month.

	b)	During the six-month period ended December 31, 2003, the Company paid $55,000 for administrative and corporate services, and office space payable to a company which it is related by virtue of common directors and officers.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

8

Reconciliation between Canadian and United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada which conforms in all material respects with United States generally accepted accounting principles (U.S. GAAP) except as described below:

a)
Under U.S. GAAP, the Companys short term investments would be adjusted from their carrying values under Canadian GAAP to year-end quoted market values and the differences recorded, net of applicable income taxes, as adjustments to shareholders equity. The following table sets out the quoted market values as at December 31, 2003 and June 30, 2003 of the Companys investments based upon closing stock quoted market share prices at that date. However, given the size of the Companys holding relative to their recent trading volumes, these quoted market values may not be indicative of the ultimate proceeds the Company would receive should the investments be tendered for sale.

b)
Resource property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP. For U.S. GAAP purposes exploration costs relating to unproven mineral properties are expensed as incurred. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties are then measured periodically, for recoverability of carrying values under Statement of Financial Accounting Standard (SFAS) No. 144.

c)	Reconciliation to U.S. GAAP
The application of the above described U.S. GAAP would have the following effect on loss, loss per share, marketable securities and total shareholders equity for U.S. GAAP:
		December 31, 2003 $	June 30, 2003 $	December 31, 2002 $	December 31, 2001 $

Loss
	As reported in accordance with
	Canadian GAAP	1,436,596	10,813	-	-
	Adjustment for exploration
	expenditures in the period	353,424	122,033	2,020,738	1,025,128

	Loss under U.S. GAAP	1,790,020	132,846	2,020,738	1,025,128
	Other comprehensive income
	Adjustment for unrealized
	holding gains	-	-	-	-

	Comprehensive loss	1,790,020	132,846	2,020,738	1,025,128

Loss per share under U.S. GAAP *		(0.12)	(0.00)	(0.15)	(0.07)

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

	December 31, 2003 $	June 30, 2003 $	December 31,	December 31,
			2002	2001
			$	$
Investments and Marketable
securities
Under Canadian GAAP	76,501	-	-	-
Adjusted for fair market value
(note 8(a))	(9,796)	-	-	-

Under U.S. GAAP	66,705	-	-	-

*	For December 31, 2002 and 2001, 13,800,000 was used as the weighted average share number, being the opening number of shares issued by the Company on June 30, 2003.

d)

Recent pronouncements

The Canadian Institute of Chartered Accountants (CICA) has issued amendments to Section 3870 -Stock -based Compensation and Other Stock-based Payments, which require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options. The Company will be required to adopt the standard on January 1, 2004, which will result in compensation expense on stock options granted to directors and employees, previously only disclosed on a pro forma basis, to be charged to earnings. The Company has adopted this standard early, as disclosed in the accounting policies note 2.

9	Supplemental cash flow information
	a)	The Company entered into the following non-cash investing activities:
	Period from July 1, 2003 to December 31, 2003 $	Period from
		March 31, 2003
		(date of
		incorporation)
		to June 30,
		2003
		$

Issue of shares pursuant to the Arrangement (note 3(b))	2,847,310	-
Issue of shares pursuant to the acquisition (note 3(a))	-	6,515,196

b)	Changes in non-cash working capital items:

	Period from July 1, 2003 to December 31, 2003 $	Period from March 31, 2003 (date of incorporation) to June 30, 2003 $

Prepayments and other receivables	(19,877)	(353)
Accounts payable and accrued liabilities	127,072	11,166

	107,195	10,813