Form 20-F
period 2004-12-31
VICEROY EXPLORATIONS LTD
filed 2005-04-06
CIK 1012454

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______

COMMISSION FILE NUMBER: 000-28248

VICEROY EXPLORATION LTD.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 520 – 700 West Pender Street, Vancouver, British Columbia V6C 1G8
(Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of each Class:	Name of each exchange on which registered:
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
N/A
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares: 35,370,308 common shares without par value as of December 31, 2004.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☒                      Item 18 ☐

i

TABLE OF CONTENTS

i

GENERAL

In this Annual Report on Form 20-F, all references to the “We”, “Viceroy” and the “Company” refer to Viceroy Exploration Ltd. and its consolidated subsidiaries.

We use the Canadian dollar as our reporting currency. All references in this document to “dollars” or “$” are expressed in Canadian dollars, unless otherwise indicated. See also Item 3 – “Key Information” for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of March 21, 2005 and all information included in this document should only be considered correct as of such date.

GLOSSARY OF TERMS USED IN THIS ANNUAL REPORT ON FORM 20-F

alteration	Changes in the chemical or mineralogical composition of a rock, generally produced by weathering or hydrothermal solutions.

anomalous	Inconsistent with or deviating from what is usual, normal or expected.

anomaly	The geographical area corresponding to anomalous geochemical or geophysical values.

Argentine Properties	Includes the Gualcamayo property and the Las Flechas, Salamanea, Evelina and La Brea/Las Carachas properties, substantially all located in the San Juan province, Argentina.

assay	A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.

Au	Gold.

breccia	Rock consisting of fragments, more or less angular, in a matrix of finer-grained material or of cementing material.

carbonate	A mineral containing the radical CO3 .

carried interest	An interest which does not require funding.

Cateo	In Argentina, a cateo is an exploration concession granted for a period of up to 1,100 days. In areas where field work seasons are limited, only the available field season will be considered in determining the 1,100 days. A cateo allows the holder the exclusive right to explore the area, subject to certain pre-existing rights of owners of minas within the area and adjacent owners of cateos. Through exploration, the owner of the cateo may make and file manifestaciones of discovery and petition the mining office for the granting of minas. A cateo may be up to 10,000 hectares in size. A single legal entity may not hold more than 20 cateos or 200,000 hectares of cateos in any one province. When the cateo is officially granted, a one time payment of about US$0.35 (Pesos $0.80) per hectare is made.

chalcopyrite	A sulfide mineral containing copper and iron.

chip sample	A sample composed of continuous chips of rock collected over a specific surface line and distance.

disseminated	Mineralization scattered through a volume of host rock.

geology	A science that deals with the history of the earth as recorded in rocks.

grade	The concentration of an ore metal in a rock sample, given either as weight percent for base metals or in grams per tonne (g/t) or ounces per short ton (oz/t) for precious metals. The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

g/t	Grams per tonne

heap leach	A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution which dissolves the contained gold. The gold-laden solution is then collected for gold recovery.

ID3 Model	Also referred to as Inverse Distance Weighting: Block values are estimated based on the weighted values of data points closest to the block centroid. The weighting is the inverse of the distance of the data point from the centroid raised to a specific power. The higher the power the closer the estimate becomes to a nearest neighbor interpolation. The most common power is 2 but higher powers may be used in order to reduce smoothing of grades.

intrusive/intrusion	An igneous rock that was once molten and has “intruded” into pre-existing rocks in that state, after which it cools.

km	Kilometre.

Kriged Model	Also referred to as BLUE (best, linear, unbiased estimator), is a method of determining a weighted average in such a way that the geostatistical estimation variance of the weighted average is minimized. Kriging utilizes the spatial relationship between samples, as quantified by the semivariogram, to provide weights for the estimation of the unknown point or block. Kriging has many variations but the most commonly used is ordinary (or linear) kriging.

m	Metre

manifestaciones	In Argentina, manifestaciones of discovery are official notices filed with the mining department indicating that the person filing (who must be the owner of the cateo in an area covered by a cateo) has made a discovery. The filing and acceptance of such a notice constitutes the first step in converting a discovery to a mina. A manifestacion of discovery may cover one or more claims in the case of either a vein or disseminated deposit. The size of the manifestaciones and the annual payments are the same as those for minas.

MASA	Minas Argentinas S.A., an indirect 100% owned Argentinean subsidiary which holds all of the Company’s Argentinean assets.

Mina	In Argentina, a mina, or mineral lease, is a real property interest. It is a right to explore on a permanent basis after the completion of an official survey for as long as the right is diligently utilized and semi-annual payments of US$14.00 (Pesos $40) per claim are made. A mina may consist of one or several claims or “pertinencias”. In the case of vein deposits, each claim is a maximum of 200 by 300 metres or six hectares; for disseminated deposits, each claim is up to one square kilometre or 100 hectares.

mineral reserve	Securities and Exchange Commission Industry Guide 7 Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations of the Securities and Exchange Commission defines a 'reserve’ as that part of a mineral deposit which

v

could be economically and legally extracted or produced at the time of the reserve  determination. Reserves consist of:

(1) Proven (Measured) Reserves. Reserves for which: (a) quantity is computed from  dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or  quality are computed from the results of detailed sampling; and (b) the sites for  inspection, sampling and measurement are spaced so closely and the geologic  character is so well defined that size, shape, depth and mineral content of reserves  are well-established.

(2) Probable (Indicated) Reserves. Reserves for which quantity and grade and/or  quality are computed from information similar to that used for proven (measured)  reserves, but the sites for inspection, sampling and measurement are farther apart or  are otherwise less adequately spaced. The degree of assurance, although lower than  that for proven (measured) reserves, is high enough to assume continuity between  points of observation.

mineral resource

National Instrument 43-101 Standards of Disclosure for Mineral Projects of the  Canadian Securities Administrators defines a “Mineral Resource” as a concentration  or occurrence of natural, solid, inorganic or fossilized organic material in or on the  Earth’s crust in such form and quantity and of such a grade or quality that it has  reasonable prospects for economic extraction. The location, quantity, grade,  geological characteristics and continuity of a mineral resource are known, estimated  or  interpreted  from  specific  geological  evidence  and  knowledge.

Mineral Resources are sub-divided, in order of increasing geological confidence, into  Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a  lower level of confidence than that applied to an Indicated Mineral Resource. An  Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral  Resource but has a lower level of confidence than a Measured Mineral Resource.

(1) Inferred Mineral Resource. An 'Inferred Mineral Resource’ is that part of a Mineral  Resource for which quantity and grade or quality can be estimated on the basis of  geological evidence and limited sampling and reasonably assumed, but not verified,  geological and grade continuity. The estimate is based on limited information and  sampling gathered through appropriate techniques from locations such as outcrops,  trenches, pits, workings and drill holes.

(2) Indicated Mineral Resource. An 'Indicated Mineral Resource’ is that part of a  Mineral Resource for which quantity, grade or quality, densities, shape and physical  characteristics can be estimated with a level of confidence sufficient to allow the  appropriate application of technical and economic parameters, to support mine  planning and evaluation of the economic viability of the deposit. The estimate is  based on detailed and reliable exploration and testing information gathered through  appropriate techniques from locations such as outcrops, trenches, pits, workings and  drill holes that are spaced closely enough for geological and grade continuity to be  reasonably  assumed.

(3) Measured Mineral Resource. A 'Measured Mineral Resource’ is that part of a  Mineral Resource for which quantity, grade or quality, densities, shape, physical  characteristics are so well established that they can be estimated with confidence  sufficient to allow the appropriate application of technical and economic parameters,  to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing  information gathered through appropriate techniques from locations such as outcrops,  trenches, pits, workings and drill holes that are spaced closely enough to confirm both  geological and grade continuity.

Industry Guide 7 – “Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations” of the Securities and Exchange Commission does not define or recognize resources. As used in this Annual Report, “resources” are as defined in National Instrument 43-101.

mineralization	Minerals of value occurring in rocks.

MRDI	Mineral Resources Development Inc.

NI 43-101	National Instrument 43-101 “Standards of Disclosure for Mineral Projects” of the Canadian Securities Administration

ore	A naturally occurring material from which one or more minerals may be mined and sold at a profit, or from which some part may be profitably separated.

ppb	Parts per billion

ppm	Parts per million

pyrite	An iron sulfide mineral.

pyrrhotite	A magnetic sulfide of iron.

QA/QC	Quality Assurance/Quality Control

QDD	Quebrada del Diablo, a gold bearing carbonate zone on the Gualcamayo Property.

RC	Reverse circulation.

skarn	A style of alteration characterized by iron and magnesium bearing aluminosilicate materials such as garnet and diopside.

sulphide	A compound containing sulphur and some other metal.

TSX-V	TSX Venture Exchange

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These statements appear in a number of different places in this Annual Report and can be identified by words such as "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may expressed or implied by such forward-looking statements. The statements, including the statements contained in Item 3D “Risk Factors”, Item 4B “Business Overview”, Item 5 “Operating and Financial Review and Prospects” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk”, are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for our exploration programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:

- general economic and business conditions, including changes in interest rates;
- prices of natural resources, costs associated with mineral exploration and other economic conditions;
- natural phenomena;
- actions by government authorities, including changes in government regulation;
- uncertainties associated with legal proceedings;
- changes in the resources market;
- future decisions by management in response to changing conditions;
- our ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements.

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

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.     KEY INFORMATION

ITEM 3A.     SELECTED FINANCIAL DATA

The following tables summarize selected financial data for Viceroy extracted from Viceroy’s audited financial statements and related notes included in this Annual Report. This financial information is stated in Canadian dollars. Information is provided both in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and United States generally accepted accounting principals (“US GAAP”). This information should be read in conjunction with Viceroy’s financial statements and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”. Viceroy’s financial statements have been prepared in accordance with Canadian GAAP and are stated in Canadian dollars. Note 12 to Viceroy’s financial statements provides descriptions of the measurement differences between Canadian GAAP and US GAAP as they relate to Viceroy and reconciliation to US GAAP of Viceroy’s financial statements.

SUMMARY OF CANADIAN GAAP FINANCIAL INFORMATION IN VICEROY’S FINANCIAL STATEMENTS:
(Canadian dollars)

Summary Consolidated Balance Sheet Information:	As at December 31, 2004	As at December 31, 2003	As at June 30, 2003
Current Assets	14,687,617	4,954,856	556,061
Exploration Properties	9,920,885	6,369,419	6,015,995
Total Assets	24,637,943	11,324,275	6,572,056
Current Liabilities	256,582	234,687	67,673
Long Term Debt	-	-	-
Total Shareholders’ Equity	24,381,361	11,089,588	6,504,383
Capital Stock	25,812,231	11,284,526	6,515,196
Common Shares Outstanding	35,370,308	24,471,158	13,800,000

Summary Consolidated Statements of Operations and Deficit Information:	Fiscal Year ended December 31, 2004	Fiscal Year July 1, 2003 to December 31, 2003	Fiscal Year March 31, 2003 (date of incorporation) to June 30, 2003
Total Revenues	-	-	-
Total Expenses	2,391,709	1,433,285	10,813
Interest Income	83,916	7,604	-
Net Income (Loss)	(2,377,721)	(1,436,596)	(10,813)
Income (Loss) Per Common
Share (1)	(0.08)	(0.10)	(0.00)
(1) The net loss per share amounts are the same on both a basic and a diluted basis.

SUMMARY OF US GAAP FINANCIAL INFORMATION IN VICEROY’S FINANCIAL STATEMENTS:
(Canadian dollars)

Summary Consolidated Balance Sheet Information:	As at December 31, 2004	As at December 31, 2003	As at June 30, 2003
Current Assets	14,687,617	4,954,856	556,061
Exploration Properties	-	-	-
Total Assets	14,717,058	4,945,060	556,061
Current Liabilities	256,582	234,687	67,673
Long Term Debt	-	-	-
Total Shareholders’ Equity	14,460,476	4,710,373	488,388
Capital Stock	25,812,231	11,284,526	6,515,196
Common Shares Outstanding	35,370,308	24,471,158	13,800,000

Summary Consolidated Statements of Operations and Deficit Information:	Fiscal Year ended December 31, 2004	Fiscal Year July 1, 2003 to December 31, 2003	Fiscal Year January 1, 2003 June 30, 2003	Twelve Months Ended December 31, 2002(2)	Twelve Months Ended December 31, 2001(2)
Total Revenues	-	-	-	-	-
Exploration Expenses	3,508,504	353,424	122,033	(2,020,738)	(1,025,128)
Total Expenses	5,900,213	1,756,709
Interest Income	83,916	7,604	-	-	-
Net Income (Loss)	(5,886,225)	(1,790,020)	(132,846)	(2,020,738)	(1,025,128)
Income (Loss) Per Common Share (1)	(0.20)	(0.12)	(0.00)	(0.15)	(0.07)
(1) The net loss per share amounts are the same on both a basic and a diluted basis.
(2) For December 31, 2002 and 2001, 13,800,000 was used as the weighted average share number, being the opening number of shares issued by the Company on June 30, 2003.

We have not declared or paid any dividends since incorporation.

Currency and Exchange Rates

In this Annual Report, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. On March 21, 2005, the exchange rate, based on the noon buying rate published by the Bank of Canada, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $1.2117.

The following table sets out the highest and lowest exchange rates for one United States dollar, expressed in terms of one Canadian dollar, for each month during the previous six months and from March 1 to March 21, 2005.

	2005			2004
	March 1-21	February	January	December	November	October	September
High for period	1.2462	1.2566	1.2421	1.2413	1.2270	1.2725	1.3068
Low for period	1.2022	1.2299	1.1987	1.1858	1.1740	1.2197	1.2639

The following table sets out the average exchange rates for one United States dollar (“US$”), expressed in terms of one Canadian dollar (“Cdn$”) for the three financial years since incorporation calculated by using the average of the Noon Rate of Exchange during the period.

	Financial Year Ended
	December 31, 2004(1)	December 31, 2003(2)	June 30, 2003(3)
Average for the period	1.3015	1.3482	1.3995
(1) For period from January 1, 2004 to December 31, 2004.
(2) For period from July 1, 2003 to December 31, 2003.
(3) For period from March 31, 2003 (date of incorporation) to June 30, 2003.

ITEM 3B.     CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

ITEM 3C.     REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

ITEM 3D.     RISK FACTORS

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

Exploration and Development

Resource exploration is a speculative business and involves a high degree of risk. There is no known body of commercial ore on the Argentine Properties and there is no certainty that the expenditures to be made by us in the exploration of the Argentine Properties or otherwise will result in discoveries of commercial quantities of minerals. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by Viceroy will result in a profitable commercial mining operation. Significant capital investment is required to achieve commercial production from successful exploration efforts.

The commercial viability of a mineral deposit is dependent upon a number of factors. These include deposit attributes such as size, grade and proximity to infrastructure, current and future metal prices (which can be cyclical), and government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in Viceroy not receiving an adequate return on invested capital.

The figures for mineral resources stated in this Annual Report are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

There is no assurance that any of our mineral properties possess commercially mineable bodies of ore.

Our mineral projects, including the Gualcamayo project, are in the exploration stage as opposed to the development stage and have no known body of economic mineralization. The known mineralization at these projects has not been determined to be economic ore. Although we believe that exploration data available is encouraging in respect of these properties, there can be no assurance that a commercially mineable ore body exists on any of our properties. There is no certainty that any expenditure made in the exploration of our mineral properties will result in discoveries of commercially recoverable quantities of ore. Such assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic. In order to carry out exploration and development programs of any economic ore body and place it into commercial production, we will be required to raise substantial additional funding.

There is no assurance that any of our mineral resources will ever be classified as reserves under the disclosure standards of the Securities and Exchange Commission.

Item 4.D of this Annual Report discusses our mineral resources in accordance with Canadian National Instrument 43-101. Resources are classified as “measured resources”, indicated resources” and “inferred resources” under NI 43-101. However, U.S. investors are cautioned that the United States Securities and Exchange Commission does not recognize these resource classifications. There is no assurance that any of our mineral resources will be converted into reserves under the disclosure standards of the United States Securities and Exchange Commission.

As we do not have revenues, we will be dependent upon future financings to continue our plan of operation.

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

If we are not able to raise additional financing, there is no assurance that we will be able to complete our full exploration of our mineral properties.

Additional funding will be required to fund exploration programs and finance general and administrative expenses beyond the next 18 months on the Argentine Properties. If our proposed exploration programs are successful, additional funds will be required for the development of an economic mineral body and to place it in commercial production. The only sources of future funds presently available to us are the sale of equity capital, or the offering by us of an interest in its properties to be earned by another party or parties carrying out exploration or development thereof. There is no assurance that any such funds will be available for operations. Failure to obtain additional financing on a timely basis could cause us to reduce or terminate our proposed operations.

If we raise additional funding through equity financings, then our current shareholders will suffer dilution.

We will require additional financing in order to complete full exploration of our mineral properties. We anticipate that we will have to sell additional equity securities including, but not limited to, its common stock, share purchase warrants or some form of convertible security. The effect of additional issuances of equity securities will result in dilution to existing shareholders.

We have incurred losses and there is no assurance that we will ever be profitable or pay dividends.

We have incurred losses in the past and will continue to experience losses unless and until we can derive sufficient revenues from our properties. We have no history of earnings or of a return on investment, and there is no assurance that any of the properties that we have or will acquire will generate earnings, operate profitably or provide a return on investment in the future. We have no plans to pay dividends for some time in the future. The future dividend policy of the Company will be determined by its board of directors.

Dependence on Key Personnel

Our success is highly dependent upon the performance of key personnel working full-time in management, supervisory and administrative capacities or as consultants, namely, Patrick Downey, our chief executive officer, and John Fairchild, our chief financial officer. The loss of the services of our senior management or key personnel could have a material and adverse effect on Viceroy and our business and results of operations.

Reliance on Independent Contractors

Our success depends to a significant extent on the performance and continued service of certain independent contractors. We contracted the services of professional drillers and others for exploration, environmental, construction and engineering services. Poor performance by such contractors or the loss of such services could have a material and adverse effect on Viceroy and our business and results of operations and result in us failing to meet our business objectives.

There is no assurance that our title to our mineral properties will not be challenged

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to and the area of mineral properties may be disputed. While we have diligently investigated title to the Argentine Properties and have received a title opinion from Dra. Gabriela Novoa, an independent legal counsel of San Juan, Argentina, this should not be construed as a guarantee of title to any of the Argentine Properties. The Argentine Properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. We have not surveyed the boundaries of all of the Argentina Properties and consequently the boundaries of the Argentine Properties may be disputed. The Argentine Properties may also be subject to prior unregistered agreements of transfer or aboriginal land claims, and title may be affected by undetected defects. All of the properties are held 100% by Minas Argentinas, S.A. (“MASA”), subject to certain royalty agreements.

There is no assurance that we will obtain required permits and licenses

Our operations will require licenses and permits from various governmental authorities. We believe we will be able to obtain in the future all necessary licenses and permits to carry on the activities which we intend to conduct, and we intend to comply in all material respects with the terms of such licenses and permits. There can be no guarantee, however, that we will be able to obtain and maintain, at all times, all necessary licenses and permits required to undertake our proposed exploration and development or to place our properties into commercial production and to operate mining facilities thereon. In the event of commercial production the cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude the economic development of the property.

Political, regulatory and economic conditions in Argentina may adversely affect our operations

Even if our properties are proven to host economic reserves of metals, factors such as political instability, terrorism, opposition from local constituents, or governmental expropriation or regulation may prevent or restrict mining of any such deposits or repatriation of profits. Our mineral properties are located in Argentina. Mineral exploration and mining activities in Argentina may be affected by varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond our control and may adversely affect our business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. Argentina’s status as a developing country may make it more difficult for us to obtain any required exploration, development and production financing for our projects.

Our Potential Profitability Depends Upon Factors Beyond our Control

Although the Argentine Properties have resources (as defined under Canadian law), the potential profitability of such properties will be dependent upon many factors beyond our control. For instance, world prices of and markets for minerals are unpredictable, highly volatile, potentially subject to governmental interference, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of minerals from mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of the property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways we cannot predict and are beyond our control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide political and economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect our financial performance.

Fluctuation of mineral prices may affect our financial results

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

Environmental, Health and Safety Regulation of Resource Industry

If the Argentine Properties are proven to host economic reserves of metals, mining operations are subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Mining operations are also subject to federal, provincial and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial or local authorities will not be changed or that any such changes would not have material adverse effects on our activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, we may be subject to liability for pollution or other environmental damages, which we may not insure against.

As our common shares are subject to the SEC’s penny stock rules, shareholders in the United States may find if more difficult to sell their shares in the United States

The U.S. Securities and Exchange Commission (“SEC”) has adopted rules that regulate broker-dealer practices in connection with transactions in “penny stocks”. Generally, penny stocks are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). At present market prices, our common shares fall within the definition of a penny stock. Accordingly, United States broker-dealers trading in our common shares will be subject to the SEC’s penny stock rules. Rather than complying with those rules, some broker-dealers will refuse to attempt to sell penny stock. As a result, shareholders and their broker-dealers in the United States may find it more difficult to sell their shares of Viceroy, if a market for the shares should develop in the United States.

Our operating results and financial condition may be adversely impacted by currency fluctuations

Our functional currency is the Canadian dollar. If we locate minerals on our properties, our market for sale of such minerals will be in foreign countries and may be subject to foreign currency fluctuations. Such fluctuations may materially affect our financial position and results.

We are not always able to obtain insurance for many of the risks that we face

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

We are not insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. We will periodically evaluate the cost and coverage of the insurance that is available against certain environmental risks to determine if it would be appropriate to obtain such insurance. Without such insurance, and if we become subject to environmental liabilities, the payment of such liabilities would reduce or eliminate our available funds or could exceed the funds we have to pay such liabilities and result in bankruptcy. Should we be unable to fund fully the remedial cost of an environmental problem, we might be required to enter into interim compliance measures pending completion of the required remedy.

Likely PFIC Status Has Possible Adverse Tax Consequences for U.S. Investors

Potential investors who are U.S. taxpayers should be aware that Viceroy expects it is a passive foreign investment company ("PFIC") for the current fiscal year, and may also have been a PFIC in prior years and may also be a PFIC in subsequent years. If Viceroy is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called "excess distribution" received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the shares of Viceroy. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Viceroy’s net capital gain and ordinary earnings for any year in which Viceroy is a PFIC, whether or not Viceroy distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein. See Item 10E “Additional Information – Taxation” for a more detailed discussion of material United States federal income tax consequences for U.S. Shareholders.

U.S. taxpayers are advised to seek the counsel of their professional tax advisors.

ITEM 4.     INFORMATION ON THE COMPANY

ITEM 4A.     HISTORY AND DEVELOPMENT OF THE COMPANY

NAME, INCORPORATION AND OFFICES

Incorporation

Viceroy was incorporated on March 31, 2003 under the Company Act (British Columbia) (the “Company Act”).

In March 2004, the Province of British Columbia adopted the Business Corporations Act (British Columbia) (the “Business Corporations Act”) which replaced the the Company Act and is designed to provide greater flexibility and efficiency for British Columbia companies. The Business Corporations Act contains many provisions similar to those contained in corporate legislation elsewhere in Canada. The Business Corporations Act also uses new forms and terminology, most particularly a “Memorandum” is now called a “Notice of Articles”. We have taken steps to bring our charter documents into conformity with the Business Corporations Act and to that end have filed our Notice of Articles, which replaces our “Memorandum”, with the British Columbia Registrar of Companies.

Offices

Our head office and the registered and records office, are located at Suite 520 – 700 West Pender Street, Vancouver, British Columbia, V6C 1G8, Canada. Our telephone number is 604-669-4777 and our website is www.viceroyexploration.com.

OUR DEVELOPMENT

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

1.

Oro Belle was formerly a wholly owned subsidiary of Viceroy Resource that owned Viceroy Resource’s Argentine mineral exploration assets (the “Argentine Properties”) and held approximately $500,000 cash. All of the issued shares of Oro Belle were exchanged by Viceroy Resource for an aggregate of 13,800,000 common shares of the Company and thereby the Company became the sole shareholder of Oro Belle and owner of the Argentine Properties.

2.	In conjunction and concurrent with these share exchanges, Viceroy Resource distributed 11,150,400 of the Company’s common shares to the shareholders of Viceroy Resource effective as of June 30, 2003.

We did not carry on any material business operations from March 31, 2003, the date of our incorporation, to June 30, 2003, the date of the closing of the Viceroy Arrangement.

Pursuant to the Viceroy Arrangement, we acquired a portfolio of Argentinean exploration properties with a value of $6.016 million, of which $5.226 million was ascribed to the Gualcamayo property. Since this acquisition, we have spent an aggregate of $3.905 million to the end of the 2004 on acquisition and exploration expenditures, primarily on the Gualcamayo Property which is our main focus.

Trillion Arrangement

In July 12, 2003, we executed a letter agreement (“Letter Agreement”) providing for the acquisition of all the shares of Consolidated Trillion Resources Ltd., (“Trillion”), on the basis of 1 of the Company’s shares for 0.7 of a Trillion share, by way of a statutory plan of arrangement under the Company Act (the “Trillion Arrangement”). Closing of the Trillion Arrangement was conditional upon, among other things, receipt of all regulatory and shareholder approvals and the Company obtaining a listing on a recognized Canadian national stock exchange and raising a minimum of $1 million. On November 14, 2003, we were granted a Tier 1 listing on the TSX-V under the symbol “VYE”. On November 18, 2003, we closed a private placement of 4,200,000 units at $0.50 per unit for a total consideration of $2,100,000. Each unit consisted of one common share and one share purchase warrant granting the holder the right to purchase one common share of the Company at a price of $0.60 until November 18, 2006. We issued 6,471,158 common shares to the shareholders of Trillion on completion of the Trillion Arrangement.

The Trillion Arrangement closed on December 2, 2003 and resulted in the Company acquiring all of the common shares of Trillion and merging Trillion with Oro Belle to continue under the name Oro Belle. Prior to the completion of the Trillion Arrangement, Trillion's common shares were registered pursuant to Section 12(g) of the Exchange Act. As a result of the exchange of our common shares for Trillion common shares, our common shares were deemed registered under the Exchange Act by application of Rule 12g-3(a) of the Exchange Act. Viceroy is the successor issuer to Trillion in this transaction.

Concurrent with closing of the Trillion Arrangement, Patrick Downey was appointed our president and chief executive officer. Mr. Downey was previously president and chief executive officer of Trillion. Ronald Netolitzky resigned as our president and remained as Chairman.

Pursuant to the Trillion Arrangement, we acquired cash of $2,816,280 and an account receivable of $100,000 (refer to Item 5.B Trilllion Assets).

Tenke Option Agreement

In April, 2004, we reached an agreement with Desarrollo de Prospectos Mineros, S.A. (“Deprominsa”), a subsidiary of Tenke Mining Corp. (“Tenke”) whereby Deprominsa may earn a one-time 75% interest in our Las Flechas Project through expenditures with pre-agreed minimum annual exploration expenditures aggregating to US$4.5 million over 5 years. Deprominsa completed a first phase of soil geochemistry and geological mapping and sampling. Results to date have been encouraging and Deprominsa have informed us that it intends to proceed to the next phase of exploration in the 2005-06 season. Trenching is planned prior to the end of the current field program, with a goal of delineating drill targets for the 2005/06 field season, if warranted.

2004 Private Placement

In December 6, 2004, we closed a bought deal private placement financing arranged through a syndicate of underwriters led by Canaccord Capital Corporation and including Pacific International Securities Inc. and Haywood Securities Inc. (collectively, the "Underwriters"). The arrangement was for the sale of 4,695,500 units with the Underwriters granted an over allotment option of 909,150 units. The over allotment was fully subscribed for a total number of units of 5,604,650. Total gross proceeds including the over allotment was $12,330,230. Each unit consisted of one common share at a price of $2.20 and one half transferable purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $2.75 until December 6, 2006. The independent directors of the Company approved the participation by one director of the Company in the private placement for the purchase of 150,000 units on the same terms as arm's length investors.

In consideration for the services of the Underwriters, the Underwriters received a cash commission of $780,015 and 354,552 non-transferable brokers warrants entitling the Underwriters to purchase up to 354,552 common shares of the Company until December 6, 2006 at a price of 2.75 per common share.

ITEM 4B.     BUSINESS OVERVIEW

We have been engaged in the exploration of our Argentine mineral properties since the completion of the Viceroy Arrangement on June 30, 2003. Our Argentine mineral properties include the following:

1.	the Gualcamayo property;

2.	the Las Flechas property;

3.	the Salamanca property;

4.	the Evelina property; and

5.	the La Brea/Las Carachas property.

Our principal focus is the Gualcamayo property which is our most advanced project.

Current exploration activities on each of our Argentine mineral properties since their acquisition are summarized below. Item 4.D of this Annual Report provides a detailed description of these properties.

Gualcamayo Property

We completed the first phase of an exploration program on the Gualcamayo property from July 2003 to early 2004. This first phase was designed to expand the surface trace of the mineralized zones and to identify specific targets for drilling.

Based on the results of the first phase of exploration, we identified several targets for drilling. We completed the first phase of a drilling program from April to August 2004. This drilling program included the completion of 11,920 metres of reverse circulation (“RC”) drilling at a cost of $1,861,731.

We obtained a technical report incorporating the results of our exploration activities in November 2004. This report was completed by Ron Simpson, P.Geo. (“Simpson”), principal of Geosim Services Ltd. Simpson is an independent qualified person as defined by NI 43-101. The report updated the calculations of the resources at the Gualcamayo property for each of the following deposits that have been identified:

1.	the Quebrada del Diablo (“QDD”) deposit;

2.	Amelia Ines deposit; and

3.	the Magdalena deposit, which is adjacent to the Amelia Ines deposit.

The resource estimates are provided in Item 4.D of this Annual Report.

We commenced the second phase of our drilling program in November 2004. This drilling program consists mainly of diamond drilling. The primary objectives of this drilling program are to carry out infill and step-out drilling on:

1.	the main QDD deposit to upgrade additional inferred category resources to indicated (or measured and indicated) resources and to expand the current QDD resource which remains open to the west and at depth; and

2.	the Amelia Ines and Magdalena deposits to upgrade additional inferred category resources to measured and indicated and to test the extent of the mineralization at depth and on strike.

We engaged AMEC Americas Ltd. (“AMEC”) to complete a Preliminary Economic Assessment (the “AMEC Study”) on the QDD deposit alone in accordance with NI 43-101. AMEC completed this study in January 2005. The AMEC study included an assessment of the economics of operating a mine on the Gualcamayo property based on available resource data. This study developed order-of-magnitude technical and economic information for the QDD deposit which are of sufficient accuracy to allow Viceroy to determine if the project should proceed to the next phase of development and incorporated relevant data from Simpson (2004). The report includes mine plans, process flow sheets, and equipment and infrastructure requirements for a 10,000 tonne per day heap leach operation, along with order-of-magnitude capital and operating costs, and a cash flow model. Based on the results of the preliminary economic assessment, AMEC recommended that we proceed with additional engineering studies in which additional resources at QDD, Amelia Ines and Magdalena are incorporated.

As recommended by AMEC, we are proceeding with additional engineering studies on the Gualcamayo property. We are also negotiating a contract with a second international consulting firm to define and coordinate environmental impact statement work in order that required environmental, construction and mining permits can be obtained as needed. Depending on the results of the these studies, we intend to proceed with a Feasibility study by year end.

Proposed Expenditures

The Company anticipates that the expenditures as shown in the table below will be required in order to carry out its proposed activities for the next 18 months, which include:

  completing the current diamond drill program to increase the confidence in the resource calculations in terms of NI 43-101;

  completing additional engineering studies of the Gualcamayo gold resource;

  proceeding to Feasibility pending results from the current engineering studies;

  commencing all work leading to an Environmental Impact Statement; and

  conducting a regional exploration program on Gualcamayo.
	$ 000
	Q1	Q2	Q3	Q4	Q5	Q6	Total
Project Management	217	229	227	228	100	200	1,201
Geology & Mineral Reserves	1,722	1,957	1,349	395	433	413	6,269
Metallurgy	150	200	150	150	90	-	740
Environmental	120	120	120	120	211	211	902
Infrastructure & Site Selection	-	80	-	-	90	90	260
Project Evaluation & Feasibility	64	191	190	274	180	180	1,079
Capital Expenditures	70	-	-	-	30	-	100
Subtotal	2,343	2,777	2,036	1,167	1,134	1,094	10,551
Contingency 10%	234	278	204	117	113	109	1055
Total	2,577	3,055	2,240	1,284	1,247	1,203	11,606

Las Flechas property

Exploration activities by Deprominsa at Las Flechas were initiated in late 2004. This work, which consisted of regional geological mapping and sampling, is currently ongoing. Trenching is planned prior to the end of the current field program, with a goal of delineating drill targets for the 2005/06 field season, if warranted.

Salamanca property

A limited regional exploration program commenced in early 2005 and the results of this work are currently being received, compiled and interpreted. Current exploration on the Salamanca Property is focused on evaluation of the mineralization and geological setting in the context of mineralization on the nearby Gualcamayo Property.

Once complete, results from the current program will be evaluated to determine if a drill program is warranted.

Evelina property

There are no current field activities on the Evelina Property. MASA is currently compiling and reviewing all historical data on the property in order to develop an exploration program and budget.

La Brea/Las Carachas property

There are no current field activities on the La Brea/Las Carachas Property. MASA is currently compiling and reviewing all historical data on the property in order to develop an exploration program and budget.

Other Developments

In February 2004, we established our Vancouver head office at 520 – 700 West Pender Street, Vancouver, BC. We signed an office lease for the premises to July 31, 2007 at an annual base rate of $30,000, payable monthly, with payments that began August 1, 2004. Concurrent with the establishment of our new head office, we terminated our management agreement with Quest Capital Corp. for the provision of administrative and corporate services and office space.

We recruited additional staff during 2004 as we expanded our operations to carry out exploration programs. We hired Mr. John Fairchild as our new chief financial officer and Ms. Michele Jones as our corporate secretary. We also hired a receptionist and an administrative assistant.

Government Regulation

Continued development of the Gualcamayo and other Argentine properties of the Company will require licenses and permits from various levels of government. The Company believes that it will be able to obtain in the future all necessary licenses and permits to continue the activities which it intends to conduct, and it intends to continue to comply in all material respects with the terms of such licenses and permits. However, there is no assurance that this will continue to occur.

Following the official granting of mining rights the Environmental Protection Law for the Mining Industry in Argentina requires an Environmental Impact Report be submitted to the Environmental Provincial Management Unit (“EPMU”; Unidad de Gestion Ambiental Provincial) of the San Juan Department of Mines at the onset of prospecting, exploration and exploitation on a property.

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

ITEM 4C.     ORGANIZATIONAL STRUCTURE

The following chart sets out our corporate structure of material subsidiaries as at the date of this Annual Report:

The audited financial statements and corporation tax returns of Minas Argentinas (Barbados) Inc. for the years 1997 through 2003, inclusive, in Barbados have not been filed and are past due. Notwithstanding this deficiency, the holding company continues to be in good standing in Barbados and we expect to rectify the deficiency before mid year 2005. Penalties, if any, in this regard have not been determined.

ITEM 4D.     PROPERTY, PLANT AND EQUIPMENT

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

Our properties are located in Argentina and are held by MASA, an indirect Argentinean subsidiary. MASA controls a portfolio of mineral projects consisting of a land position in excess of 80,000 hectares, substantially all located in the Province of San Juan (see Location Map). The principal MASA property is the Gualcamayo gold project. In addition to Gualcamayo, MASA controls four other less advanced properties including Las Flechas, Salamanca, Evelina, and La Brea/Las Carachas.

The Argentine Properties were acquired under the Viceroy Arrangement as described in Item 4-A. All of the properties are held 100% by MASA, subject to certain royalty agreements.

Argentine Land Tenure

In Argentina a Cateo can overlap a Mina, such that a single piece of ground can be part of both a Cateo and a Mina, as is the case with our properties. The rights of the Mina supercede those of the Cateo. A Mina is a real property interest, which allows the holder the right to explore on a permanent basis after completion of an official survey for as long as the right is diligently utilized and property taxes are made to the provincial Department of Mines. A Cateo is an exploration concession which allows the holder the exclusive right to explore the area subject to certain rights of owners of pre-existing mines within the concession area. Once an application for a Cateo is submitted, all rights to any mineral discovery on the Cateo belong to the applicant, subject to the rights of any pre-existing Minas. Through exploration, the holder of a Cateo may make and file manifestations of discovery (Manifestaciones de Descubrimiento) and petition the Department of Mines for the granting of a Mina. Properties in Argentina are held in good standing by the payment of property taxes (“Canones” in Spanish) and perfecting the mining title from Cateo through to Mina. As such, an expiry date neither exists, nor can be given for Cateos and Minas in Argentina. Foreign individuals or companies may apply for and hold Cateos and Minas, in the same manner as local residents. Cateos and Minas are freely transferable upon registration. Upon the grant of a legal concession of a Cateo or Mina, the holder has the right to explore the land or to own the Mina and the resources extracted therefrom.

The Argentine Mining Law allows for a provincial royalty of up to 3% payable to the province in which the property is located. The Province of San Juan has implemented a 3% royalty, whereas the Province of La Rioja has yet to enact this legislation.

We have obtained a title opinion and diligently investigated title to all our Argentine properties, however title to and the area of exploration properties may be disputed. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

Gualcamayo Project

70°
69°
68°
67°
29°
30°
31°
32°
N
CHILE
IGLESIA
Villa Unión
Guandacol
Gualcamayo Gold Project
PROVINCE OF LA RIOJA
Huaco
RODEO
LAS FLORES
IGLESIA
SAN JOSE DE JACHAL
JACHAL
VALLE FERTIL
SAN AGUSTIN DE VALLE FERTIL
TOCOTA
ULLUM
ALBARDON
ANGACO
CAUCETE
CALINGASTA
PROVINCE OF SAN JUAN
SAN JUAN
ZONDA
BARREAL
SARMIENTO
25 DE MAYO
PROVINCE OF MENDOZA
PROV. OF SAN LUIS
CHILE
Pacific Ocean
ARGENTINA
Atlantic Ocean
0 500 km
LEGEND
INTERNATIONAL BORDER
INTERPROVINCIAL BORDER
INTERDEPARTAMENTAL BORDER
MAIN ROAD
SECONDARY ROAD
TRAIL
VICEROY EXPLORATION LTD.
GUALCAMAYO PROJECT (3040)
LOCATION MAP
0 25 50 75 100 km
Date: Dec. 2004
FIGURE 1

Figure 1

2520000 mE
2530000 mE
2540000 mE
2550000 mE
Guandacol
6730000 mN
Hwy. 40
6720000 mN
Magdalena &
Amelia Inés
Quebrada
del Diablo
6710000 mN
6700000 mN
6690000 mN
LEGEND
Gualcamayo Property
(MASA)
Main Block
(MASA)
Virgen de Lourdes Property
(3rd Party Ownership)
Resource Area
0
2.5
5
kilometres

Figure 2

Property Description and Location

The Gualcamayo Property is located in northern San Juan Province, Argentina, approximately 180 km north of the provincial capital of San Juan (Figure 1).

The main Gualcamayo block (Figure 2) consists of one Cateo and 55 Minas, as shown in the table below. Fifty-three (53) of the Minas are contiguous and lie wholly within the Cateo. One Mina (Chani) lies partially outside the Cateo and one Mina (Perico) lies wholly outside the Cateo. This area is the subject of the NI 43-101 reports dated December 8, 2004 and January, 2005 and filed on SEDAR December 8, 2004 and January 13, 2005, respectively. Six (6) contiguous Minas known as the Virgen de Lourdes Property, in which we do not hold an interest and which cover a 50 hectare area, lie within the main Gualcamayo Property block.

Main Gualcamayo Block
File Number	Name	Type	Size (Ha)*
339189-L-93	Rio Piojos	Cateo	7,332
157563-O-76	Jorge Alfredo	Mina	6
156084-O-75	Don Felipe	Mina	6
157.233-A-77	Patrimonio I	Mina	24
157.316-P-77	Patrimonio IV	Mina	24
157.232-A-77	Patrimonio	Mina	24
157.315-A-77	Patrimonio III	Mina	24
157.234-A-77	Leticia	Mina	6
258.891-C-84	Aconcagua	Mina	24
258.894-C-84	Alaya	Mina	24
258.903-C-84	Alfarcito	Mina	24
195.016-B-82	Alicia	Mina	12
17-B-50	Amelia Inés	Mina	12
258.904-C-84	Ampacama	Mina	24
258.888-S-84	Ansilta	Mina	24
258.877-S-84	Atutia	Mina	24
258.886-S-84	Batea	Mina	24
22-M-50	Beatriz Eugenia	Mina	18
258.879-S-84	Caparro	Mina	24
156.089-O-75	Chacho	Mina	6
258.899-C-84	Chani	Mina	24
2.504-B-67	Chela	Mina	36
258.893-C-84	Cerro Tamberias	Mina	24
258.878-S-84	Colanguil	Mina	24
258.901-C-84	Coranzuli	Mina	24
195.017-B-82	Diana	Mina	6
258.882-S-84	El Chivato	Mina	24
157.564-M-76	El Filo	Mina	6
2.502-B-67	Elsa	Mina	36
62-G-43	Gral. Belgrano	Mina	12
19-B-50	Hilda Edith	Mina	6
259.052-C-84	Irigoyen	Mina	24
258.885-S-84	Langanoso	Mina	24
2.437-B-65	Los Ranchos	Mina	12
20-B-50	Magdalena	Mina	12
18-B-50	Maria	Mina	12
258.892-C-84	Mercedario	Mina	24
258.884-S-84	Mondaca	Mina	24

156.085-M-75	Ojo De Agua	Mina	6
258.898-C-84	Panacam	Mina	18
157.234-A-77	Patrimonio II	Mina	24
259.053-C-84	Perico	Mina	24
2.436-B-65	Portezuelo	Mina	12
258.900-C-84	Pululus	Mina	24
165-M-49	Puntilla Blanca	Mina	6
258.902-C-84	Quevar	Mina	24
16-B-50	San Nicolas De Bari	Mina	18
258.897-C-84	Sosneado	Mina	24
2.501-B-67	Susana	Mina	24
258.881-S-84	Tambillos	Mina	24
258.887-S-84	Teatinos	Mina	24
258.895-C-84	Tontal	Mina	24
258.889-S-84	Tortolas	Mina	24
258.890-S-84	Villicum	Mina	24
258.883-S-84	Yanso	Mina	24
258.880-S-84	Zancarron	Mina	24
Total Size (Ha)			7,357
* Numbers in italics indicate overlap between MASA Mina and Cateo

The area surrounding the main Gualcamayo block (see Figure 2), which has not been as extensively explored as the main block and which does not contain any resource, includes the following contiguous land holdings, with the exception of the Cerro Penon Cateo which lies 200 metres to the west.

Surrounding Gualcamayo Cateos and Minas
File Number	Name	Type	Size (Ha)*
545575-S-94	unnamed	Cateo	2,800
1210 F18-95	Cerro Saltito N° 1	Mina	400
1211-F18-95	Cerro Saltito N° 2	Mina	200
1212-F18-95	Cerro Saltito N° 3	Mina	400
1213-F18-95	Cerro Saltito N° 4	Mina	200
1214-F18-95	Cerro Saltito N° 5	Mina	200
1215 F18-95	Cerro Saltito N° 6	Mina	200
2249-T-62	San José	Mina	12
1.151-L-95	Ernie	Cateo	1,367
520-0453-99	La Esperanza I	Mina	912
1114-F18-95	Sony	Mina	400
1115-F18-95	Domingo	Mina	100
1116-F18-95	Roki	Mina	1,100
1117-F18-95.	Tachi	Mina	1,893
1118-F18-95	Merval	Mina	600
1119-F18-95	Alfredo	Mina	600
425.053-M-2001	Vancouver I	Mina	1,756
0948 F18-95	Cerro Penon	Cateo	700
425-169-M-00	Suzy	Mina	4,870
425-267-M-00	Liz	Cateo	2,434
Total Size (Ha)			18,319
* Numbers in italics indicate overlap between MASA Mina and Cateo

Property Size

The Gualcamayo Property covers the main block of 7,357 hectares and the surrounding area of 18,319 hectares, for a total of 25,676 hectares.

Ownership

The Gualcamayo Property is owned 100% by MASA, subject to the royalties described herein.

Agreements and Royalties

The Gualcamayo property is not the subject of any existing or proposed options, joint ventures or other agreements. Royalties on the property are as follows:

1) a 1% Net Smelter Return royalty (“NSR”) on production from the Gualcamayo Property is payable to Inversiones Mineras Argentinas Inc. (“IMA”),

2) a 1% NSR, capped at $US200,000 on production from the Patrimonio, Patrimonio I, Patrimonio III, Patrimonio IV and Leticia Minas is payable to the Lirio Family,

3) a 1.5% NSR, capped at $US500,000, is payable to the Lirio Family on production from the Rio Piojos Cate.

We are unaware of any additional royalties, overrides, back-in rights or encumbrances that affect the property.

Environmental Legislation

Two exploration stage Environmental Impact Reports have been submitted and approved for the Gualcamayo Property by MASA, these consist of:

1.	Sanchez, A and Hernandez, M., Nov. 1997. Informe de Impacto Ambiental, Etapa de Exploración, Anexo II, Proyecto Hualcamayo" Expediente Nº: 520-1051-97, Approved by Resolution 285-HCM-98, June, 1998.

2.	Hernandez, M., Dec., 2000. Informe de Impacto Ambiental, Etapa de Exploración, Anexo II, Proyecto "Lajitas Tamberías", Expediente Nº 425-497-2000; approval pending.

An update to Hernandez (2000) is currently being prepared for submission to the Environmental Provincial Management Unit (“EPMU” or Unidad de Gestion Ambiental Provincial) of the San Juan Department of Mines.

Infrastructure

The project area is easily accessible from the city of San Juan by driving three hours north on paved Highway 40 and then via an 18 kilometre gravel road to an exploration camp located approximately 0.5 kilometres due north of the main QDD resource area. The exploration camp is comprised of four permanent one storey buildings and eight weatherhaven tents which are used as an office, kitchen, sleeping quarters and washrooms. A core storage facility and an explosives shed were recently constructed approximately 1.5 kilometres northeast of the camp. Well water is pumped to the camp and diamond drill rig through a series of hoses and metal pipes.

The general services and infrastructure for the area are good. Heavy machinery dealerships, repair services, parts, and fuel are available at both San Juan and Mendoza. Local labour is readily available and staff engineers and geologists are available through the University of San Juan, as well as from consulting firms based in the region.

The National power grid is located approximately 65 kilometres from the project site. A proposed new high tension electrical line (Linea Minera) is planned to run adjacent to the project area. Electricity for exploration activities is supplied via generator.

History of Exploration

The general area of what is now the Gualcamayo Property is known to have been worked by indigenous gold, silver, and/or copper miners through the first part of the twentieth century (Mincorp, 1988). Systematic exploration of what was then called the Hualcamayo Property was conducted between 1983 and 1988 by Exploraciones S.A. (Mincorp). In September, 1988, prior to the discovery of the QDD deposit, Mincorp compiled a summary of exploration in the project area to attract outside company interest in the project (Mincorp, 1988). Between 1996 and November 2002, the Gualcamayo Property was the subject of a joint venture between MASA and Mincorp. During 1999, Viceroy Resource completed designated exploration expenditures which were required for MASA to earn a 60% interest from Mincorp. In November 2002, MASA purchased Mincorp’s remaining 40% interest in the property for US$1.0 million to hold a 100% interest. Past exploration activities are summarized in the tables below.

Summary of exploration activities by past operators
YEAR	COMPANY	PROGRAM
Pre 1983	Small Miners	High grade shear-hosted mineralization

1983 – 1988	Mincorp	Map & sample Amelia Inés/Magdalena/ Belgrano areas Underground sample program at Amelia Inés/ Magdalena/Belgrano Surface & underground drill program of Amelia Inés/Magdalena/Belgrano areas

1996 - 1997	MASA	Mapping & reconnaissance sampling, Gualcamayo area Discovery of breccia/sediment hosted gold mineralization at QDD
1998	MASA
  Cut channel samples at previous site rock-chip panel.  Results consistent and higher

  Detail sample/map QDD 130 continuous rock-chip  channel samples from road cut

  Contractor review of regional aeromagnetics

  Diamond drill QDD area

  Twinning drill holes

1999	MASA	Petrographic studies Geologic mapping/sampling 1:500 scale Diamond drill and RC drill QDD Metallurgical test work on core and cuttings
2000	MASA	Structural mapping (1:250 scale) coincident with geochem program RC drill program

Summary of drilling by past operators at the QDD deposit.
Program/Year	Core (holes)	Core (metres)	RC (holes)	RC (metres)
MASA 1998	14	2,706
MASA 1999	19	3,337	9	1,400
MASA 2000			13	3,422
Total	33	6,043	22	4,822

Summary of drilling by past operators at the Amelia Inés and Magdalena deposits
Program/Year	Core (holes)	Core (metres)	RC (holes)	RC (metres)
Mincorp 1983-88	127	1,475
MASA 2000			2	311
Total	127	1,475	2	311

Mineral Resources Development, Inc. (“MRDI”) was contracted to confirm a resource estimate based on data from 33 core holes and 9 RC holes drilled during the 1998 and 1999 programs and prepared by Simpson, an independent consultant to Viceroy Resource.

The MRDI study reviewed the geology, parameters of the geological model, drilling and sampling procedures QA/QC and the technical database. MRDI verified the model using independently derived grade distributions, variography and Kriged grade models. The comparisons of the two studies are presented below.

QDD resource model comparisons for drilling to and including 99QD-042 (0.6 g/t cutoff)
Model	Category	Tonnes (000’s)	Grade (g/t Au)	Total oz (000’s)
MRDI (Kriged Model)	Indicated	18,441	1.104	655
	Inferred	18,779	1.153	696
MASA (Viceroy Resource) (ID3 Model)	Indicated	12,243	1.196	471
	Inferred	25,432	1.163	951

A revised geological resource was estimated by Simpson, in August 2001, for the Gualcamayo area using all drill data up to and including QRD-058. The updated estimate was based on new drill geological data collected during the 2000 program. The geologic resource estimate using a cutoff grade of 0.6 g/t Au is presented below.

August, 2001 QDD Revised Resource Estimate (0.6 g/t cutoff)
Category	Tonnes (000’s)	Grade (g/t Au)	Total oz (000’s)
Indicated (ID3 Model)	12,734	1.17	480
Inferred (ID3 Model)	22,449	1.02	734

The principal change between the two studies resulted from additional structural interpretation of mineralized zones based on detailed structural mapping, surface sampling and the 2000 drill results. The earlier MRDI and in-house results were strongly influenced by hole 98QD-027. MRDI concluded that it was not warranted to reduce or discount the resource blocks influenced by this hole.

Although the later interpretation and estimate reduced the total ounces, the waste to ore ratio and reliability of the resource estimate was significantly improved and the relative influence on the estimate by any one hole was reduced.

Based on 3,414 metres of surface diamond drilling, 1,405 metres of underground development on three levels, and 4,047 metres of underground drilling from 79 holes, Mincorp identified three zones of gold mineralization at Amelia Inés. They named these the Betsy, Ana and Diana zones. Mincorp reported a resource estimate termed “proven and probable” using a specific gravity of 3 and cutoff grades of 1 g/t and 3 g/t .

1988 historic Amelia Inés inferred resource estimate (not NI 43-101 compliant)

Cutoff (g/t Au)	Tonnes	Grade (g/t Au)	Total oz
1.0	1,010,158	5.77	187,394
3.0	436,062	9.30	130,383

A preliminary geologic resource was estimated for Amelia Inés by Simpson. in June 1999 using Mincorp drill data and underground channel sampling (Dircksen, 2003). This estimate was classified as “inferred” for several reasons. At that time there was no density information available, the topographic control was poor and the geological model was thought to be overly simplified. Since a number of the channels had multi-gram gold grades a second estimate was performed to investigate the effect of capping at 30g/t gold on the overall resource. The estimates are presented below.

June, 1999 Amelia Inés Inferred Resource Estimate (0.5 g/t cutoff)

Model	Tonnes (000’s)	Grade (g/t Au)	Total oz (000’s)
ID3 no capping	2,681	2.63	226,321
ID3 cap at 30 g/t Au	2,679	1.86	160,273

Exploration Activities 2003-2004

From June 2003 to March, 2004, Viceroy conducted a program of rock sampling and re-sampling of Mincorp drill core for geochemical analysis. This initial surface work was followed by a Phase One RC Drill Program which was conducted between April and August, 2004. A total of 11,922 metres in 47 holes was drilled in the QDD, Amelia Inés and Magdalena zones, as well as in the Target 3D and Target K areas. Surface work, in the form of rock chip and saw-cut channel sampling and geological mapping, was conducted throughout 2004. Following completion of the Phase One program an updated independent resource estimate was prepared for the project (Simpson, 2004); details of this work are given in the section entitled “Resources” below.

In November, 2004 a Phase Two Diamond Drill Program commenced. In November to December, 2004 a total of 712.65 metres in four holes was drilled. The Phase Two program resumed in January, 2005 following a short Christmas break and is currently ongoing. Ongoing surface rock sampling and geological mapping is accompanying the phase Two program.

Assay Laboratories

Two assay laboratories have been used by Viceroy for analysis of samples from the Gualcamayo Property. These are ALS-Chemex and Alex Stewart Assayers Argentina, S.A. (“Alex Stewart”). Through the Phase One drill program ALS-Chemex was used as the primary laboratory for all drill and surface samples and Alex Stewart was used as the check laboratory. From the commencement of the Phase Two program to the present Alex Stewart has been used as the primary laboratory for all drill and surface samples and ALS-Chemex has been used as the check laboratory. Samples sent to ALS–Chemex were prepared in Mendoza, Argentina and analyzed in Chile. Samples sent to Alex Stewart were prepared and analyzed in Mendoza.

Analytical techniques employed by ALS-Chemex consist of fire assay-atomic absorption spectroscopy (“FA-AAS”). ALS-Chemex laboratories in Chile and Argentina were registered to ISO 9001:2000.

Analytical techniques employed by Alex Stewart consist of FA-AAS and inductively coupled plasma–optical emission spectroscopy (“ICP-OES”). Alex Stewart’s Mendoza facility is currently working towards ISO 9001:2000 certification.

Geology

The Gualcamayo Property is located along the eastern margin of the Precordillera of west central Argentina, immediately to the east of the Cordillera de Los Andes. The Precordillera consists of a series of north-south trending ranges comprised of Cambrian-Early Ordovician marine platform carbonates overlain by mid-Ordovician through Early Carboniferous marine clastic sediments, which are in turn overlain by late Carboniferous-Tertiary continental clastic sediments. Permo-Triassic and Tertiary granitic complexes locally intrude all sediments.

The Gualcamayo Property is located primarily within a package of lower Paleozoic stratigraphy characterized by thick carbonate sequences of upper-Cambrian La Flecha and Ordovician San Juan Formations, which are overlain by marine clastic sediments of Upper Ordovician Trapiche Formation. The entire stratigraphic section exceeds 1,000 m in thickness. The immediate project area is intruded by a dioritic-dacitic porphyry complex. Although the intrusive phases have not been differentiated, subtle compositional variations and contrasting structural emplacement suggests a complex intrusive history.

Three main mineral occurrences have been outlined on the Gualcamayo Property. These consist of the sediment-hosted disseminated gold QDD deposit and the skarn-hosted gold Magdalena and Amelia Inés deposits.

At QDD, gold mineralization is concentrated within stockwork-fractured carbonates, carbonate breccias and intrusive breccias. The mineralization can be described as low sulfide bearing (<3%) and is in a low silica system. At Amelia Inés and Magdalena, gold mineralization is present in sulphide-bearing skarns that have developed at carbonate/intrusive contacts.

Resources

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This section uses the terms 'measured resources’, 'indicated resources’ and 'inferred resources’. Viceroy advises the United States investors that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the United States Securities and Exchange Commission does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves. In addition, 'inferred resources’ have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian Rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies, or economic studies except for a Preliminary Assessment as defined under 43-101. United States investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Based on drilling conducted up to August 2004, a current resource estimate for the QDD, Amelia Inés and Magdalena zones was prepared by Simpson , in a NI 43-101 compliant Technical Report by GeoSim Services Inc. dated December 8, 2004 (Simpson, 2004). All mineral resource estimates are reported using a cutoff grade of 0.5 g/t Au; summaries of the resource estimates are presented in the tables below.

A preliminary recovery model based on 4 column tests and 279 bottle roll tests indicates over 80% recoveries for gold from oxide material which comprises approximately 90% of the resource.

Current resource estimate for the QDD Deposit
Resource Category	Tonnes (000’s)	Grade Au (g/t)	Contained ounces Au (000’s)
Measured Indicated Measured + Indicated Inferred	4,495 32,586 37,081 11,323	1.10 1.03 1.04 1.20	159 1,077 1,236 435

Current resource estimate for the Amelia Inés Deposit
Resource Category	Tonnes (000’s)	Grade Au (g/t)	Contained ounces Au (000’s)
Measured Indicated Measured + Indicated	203 1,910 2,114	3.12 2.79 2.82	20 171 192
Inferred	383	1.95	24

Current resource estimate for the Magdalena Deposit

Resource Category	Tonnes (000’s)	Grade Au (g/t)	Contained ounces Au (000’s)
Inferred	2,526	1.87	151

Las Flechas Property

Property Description and Location

The Las Flechas Property is located in the High Andes of northwest San Juan Province, Argentina, approximately 330 km northwest of the provincial capital of San Juan. The non-contiguous property is comprised of eight Cateos and 55 Minas as shown below.

Las Flechas Property Cateos and Minas

File Number	Name	Type	Size (Ha)
338976-S-92	unnamed	Cateo	2,567
338977-G-92	unnamed	Cateo	2,100
0510-F 18-95	Atahualpa I	Mina	100
0511-F 18-95	Atahualpa II	Mina	100
339041-A-92	unnamed	Cateo	3,875
339040-D-92	unnamed	Cateo	4,500
0496-F 18 -95	Cerros Gemelos N° 1	Mina	300
0497-F18-95	Cerros Gemelos N° 2	Mina	300
0498-F18-95	Cerros Gemelos N° 3	Mina	100
0500-F18-95	Cerros Gemelos N° 5	Mina	200
0501-F18-95	Cerros Gemelos N° 6	Mina	100
0502-F18-95	Cerros Gemelos N° 7	Mina	100
0503-F18-95	Cerros Gemelos N° 8	Mina	200
0504-F 18 -95	Cerros Gemelos N° 9	Mina	100
339039-E-92	unnamed	Cateo	4,230
0512-F18-95	Atahualpa III	Mina	100
0513-F18-95	Atahualpa IV	Mina	200
0514-F18-95	Atahualpa VI	Mina	100
0515-F18-95	Atahualpa VII	Mina	200
0516-F18-95	Atahualpa IX	Mina	100
339256-S-92	unnamed	Cateo	4,278
339257-S-92	unnamed	Cateo	4,612
156.300-S-73	Termas del Inca N° 2	Mina	54
156.406-S-73	San José	Mina	54
157.252-S-73	San Mauricio	Mina	54
157.253-S-73	San Carlos	Mina	54
157.254-S-73	Santa Bárbara	Mina	54
157.255-S-73	Santa Margarita	Mina	54
157.260-S-73	Santa Filomena	Mina	54
157.261-S-73	Santa Enriqueta	Mina	54
157.263-S-73	Santa Elena	Mina	54
157.265-S-73	Virgen de Fátima	Mina	54
157.267-S-73	San José	Mina	54
157.268-S-73	San Fabian	Mina	54
156.498-S-73	San Martin	Mina	54
156.295-S-73	Bordo Atravesado 5	Mina	54

156.274-S-76	Amarillo 19	Mina	54
156.275-S-76	Amarillo 20	Mina	54
156.273-S-76	Amarillo 18	Mina	54
414.133-M-2004	Inca 1	Mina	3,267
414.132-M-2004	Rio La Sal 1	Mina	2,934
414.131-M-2004	Rincon de la Flecha	Mina	2,000
156.259-S-76	Amarillo 4	Mina	54
156.263-S-76	Amarillo 8	Mina	54
156.293-S-76	Bordo Atravesado 3	Mina	54
156.305-S-76	Portezuelo 1	Mina	54
156.306-S-76	Portezuelo 2	Mina	54
156.307-S-76	Portezuelo 3	Mina	54
156.308-S-76	Portezuelo 4	Mina	54
156.309-S-76	Portezuelo 5	Mina	54
156.310-S-76	Portezuelo 6	Mina	54
156.311-S-76	Portezuelo 7	Mina	54
157.257-S-73	Santo Domingo	Mina	54
156.261-S-76	Amarillo 6	Mina	54
156.264-S-76	Amarillo 9	Mina	54
546109-R-94	Sally	Cateo	8,657
0626-F 18-95	Atahualpa 5	Mina	100
0627-F 18-95	Atahualpa 8	Mina	100
0628-F 18-95	Atahualpa 10	Mina	100
0624-F 18-95	Cerro Bayo 2	Mina	100
0621-F 18-95	Cerro Bayo 5	Mina	100
0620-F 18-95	Cerro Bayo 6	Mina	600
425.294-M-2002	Gimena 1	Mina	5,459
414048-M-2004	Gimena 2	Mina	3,198
Total Size (Ha)			35,953
* Numbers in italics indicate overlap between MASA Mina and Cateo

Property Size

The Las Flechas Property covers a 35,953 hectare area.

Ownership

The Las Flechas Property is owned 100% by MASA, subject to royalties described herein.

Agreements and Royalties

The property is the subject of a Joint Venture Agreement among Viceroy, MASA, and Deprominsa. Under the terms of the agreement, Deprominsa holds an option to acquire a one-time 75% undivided interest in the Las Flechas Property. To maintain the option in full force Deprominsa shall fund expenditures on the property in the aggregate amount of US$ 4,500,000 over a five year period.

Royalties on the property are as follows:

1)	a 1% NSR on production from the property is payable to IMA.

We are unaware of any additional royalties, overrides, back-in rights or encumbrances that affect the property.

Environmental Legislation

A Prospecting Stage Environmental Impact Report has been submitted by Deprominsa to the EPMU, of the San Juan Department of Mines and is currently being evaluated.

History

In 1995, MASA conducted a reconnaissance mapping and sampling campaign within the area of the Las Flechas Property. The program indicated that anomalous gold values (200-300 ppb) were widespread over two hydrothermal alteration zones. Gold values between 1 and 2 g/t were obtained from several areas within the broader anomalous zones.

In January 1996, MASA remapped and sampled the property at a scale of 1:10,000. It was concluded from the sampling results that widespread gold values in the 100-200 ppb range obtained during the 1995 program were likely due to analytical error. However, resampling revealed anomalous gold mineralization in five distinct areas of the property; four of these were found to be associated with the intersection of structural features. In October and November of 1996, these areas were extensively resampled and 10 trenches were excavated by bulldozer. A geophysical program was carried out in late 1996 and consisted of a gradient array Induced Polarization (“IP”) survey and a ground magnetic survey.

In February to March, 1997, MASA completed 17 diamond drill holes totaling 1815 metres which produced no significant results. The property was did not receive any further exploration between 1997 and 2003.

Current Work

Exploration activities by Deprominsa at Las Flechas were initiated in late 2004. This work, which consists of regional geological mapping and sampling, is currently ongoing. Trenching is planned prior to the end of the current field program, with a goal of delineating drill targets for the 2005/06 field season, if warranted.

Mineralization

The Las Flechas Property is underlain by Tertiary volcanics and subvolcanics that have been variably altered by widespread hydrothermal alteration. The volcanic sequence consists of intermediate composition flows and porphyries overlain by intermediate to felsic composition tuffs and ignimbrites. The volcanics have been intruded by quartz-feldspar porphyries that appear to be associated with major structures.

ASTER (Advanced Spaceborne Thermal Emission and Reflection Radiometer) satellite imagery and subsequent field work has identified the presence of broad zones of argillic alteration and silicification in several zones on the property. Geological mapping has identified the presence of high sulphidation epithermal alteration and mineralization associated with porphyry domes.

Salamanca Property

Property Description and Location

The Salamanca Property is located directly north of the Gualcamayo Property, on the border between San Juan and La Rioja Provinces and approximately 230 km north of the city of San Juan. The property is comprised of a single contiguous block containing eight Minas and one Cateo as shown below.

Salamanca Property Cateos and Minas.

File Number	Name	Type	Size (Ha)
91-R-95	Cerro Corral No.1	Mina	100
92-R-95	Cerro Corral No.2	Mina	100
93-R-95	Cerro Corral No.3	Mina	83
97-R-95	Cerro Corral No.7	Mina	100
98-R-95	Cerro Corral No.8	Mina	420
126-R-97	Los Sapitos Norte	Mina	311
128-R-97	Los Sapitos Sur	Mina	1,318
46-M-2003	Sol	Mina	724
07-M-2004	El Tambo	Cateo	1,495
Total Size (Ha)			4,651

Property Size

The Salamanca Property covers a 4,651 hectare area.

Ownership

The Salamanca Property is owned 100% by MASA, subject to royalties described herein.

Agreements and Royalties

The property is not the subject of any existing or proposed options, joint ventures or other agreements. Royalties on the property are as follows:

1.	a 1% NSR on production from the property is payable to IMA,

2.	a 1% NSR capped at US$800,000 payable to the Ridao Brothers on production from the Cerro Corral No. 1, 2, 3, 7 and 8, Los Sapitos Sur and Los Sapitos Norte Minas. We are unaware of any additional royalties, overrides, back-in rights or encumbrances that affect the property.

Environmental Legislation

Following the grant of the Cerro Corral No. 1, 2, 3, 7 and 8 Minas an Environmental Impact Report on these leases was submitted to and subsequently approved by the EPMU of the La Rioja Department of Mines.

History

In the late 1980, Mincorp conducted mapping, sampling, trenching and limited drilling (140.5 metres in 5 diamond drill holes) on the property. In 1996, MASA acquired the project under an option agreement and between 1996 and 1997, completed two of phases work that included mapping, sampling, and drilling (2,048.4 metres in 14 diamond drill holes). MASA’s exploration program outlined a sediment-hosted mineralized zone with a strike length of over 600 metres.

No significant work was completed on Salamanca between 1998 and 2004.

Current Work

A limited regional exploration program commenced in early 2005 and the results of this work are currently being received, compiled and interpreted. Current exploration on the Salamanca Property is focused on evaluation of the mineralization and geological setting in the context of mineralization on the nearby Gualcamayo Property.

Once complete, results from the current program will be evaluated to determine if a drill program is warranted.

Mineralization

The mapping, sampling and drilling completed by Mincorp and MASA have defined a potential mineralized zone along a north-northwest dipping thrust fault extending approximately 600 metres along strike and with a thickness between 40 and 55 metres. This zone appears to be open along strike and at depth.

Evelina Property

Property Description and Location

The Evelina Property is located in the High Andes, in northwest San Juan Province, Argentina, approximately 210 km northwest of the provincial capital of San Juan. The contiguous property is comprised of one Cateo and three Minas; namely the Evelina Cateo and the Gabriela 1, 2 and 3 Minas. The Gabriela 1 and 2 Minas lie within the Evelina

Cateo.

Evelina Property Cateos and Minas.

File Number	Name	Type	Size (Ha)
338711-S-93	Evelina	Cateo	6,000
0001-F28-96	Gabriela 1	Mina	139.5
0001-F28-96	Gabriela 2	Mina	170
0001-F28-96	Gabriela 3	Mina	1,715
Total Size (Ha)			7,715
* Numbers in italics indicate overlap between MASA Mina and Cateo

Property Size

The Evelina Property covers a 7,715 hectare area.

Ownership

The Evelina Property is owned 100% by MASA, subject to the royalties described herein.

Agreements and Royalties

The property is not the subject of any existing or proposed options, joint ventures or other agreements. Royalties on the property are as follows:

1) a 1% NSR on production from the property is payable to IMA.

We are unaware of any additional royalties, overrides, back-in rights or encumbrances that affect the property.

Environmental Legislation

Following granting of the Evelina Cateo in January, 2005, a Prospecting Stage Environmental Impact Report was submitted to the EPMU, of the San Juan Department of Mines and is currently being evaluated.

History

Several exploration programs were conducted on the Evelina Property by MASA between 1995 and 1999. In October 1999, MASA entered into a option agreement with Barrick Exploraciones, S.A., (“Barrick, S.A.”) an Argentinean subsidiary of Barrick Gold Corp., whereby Barrick, S.A. could earn a 60% operating interest in the project by making certain expenditures over a three year period. This option agreement was subsequently terminated.

Work conducted between 1995 and 2000 by Barrick and MASA included identification of zones of argillic alteration using Landsat imagery, geological mapping, and the collection of bulk leach extractable gold (BLEG) stream sediment, rock chip and soil samples. Portable Infrared Mineral Analyzer (PIMA) analysis and petrography were conducted on rock samples collected from the property.

Current Work

There are no current field activities on the Evelina Property. MASA is currently compiling and reviewing all historical data on the property in order to develop an exploration program and budget.

Mineralization

The property is underlain by relatively flat-lying tuffs and pyroclastic deposits cut by black porphyry and polymictic magmatic hydrothermal breccia. Three types of mineralization have been mapped on the property; these consist of east-west trending zones of structurally controlled silicified veins, brecciated and banded veins and structures containing vuggy silica hosted within rhyodacitic to dacitic composition porphyry. Telescoped high and low sulphidation epithermal systems are interpreted to occur on the Evelina Property.

La Brea/Las Carachas Property

Property Description and Location

The La Brea/Las Carachas Property is located in the High Andes, in northwest San Juan Province, Argentina, approximately 320 km northwest of the provincial capital of San Juan. The property is comprised of two non-contiguous blocks. The northern block, known as the La Brea block comprises the La Brea Cateo and the Mercedes VII Mina; the Mercedes VII Mina lies wholly within the La Brea Cateo. The southern block, known as the Las Carachas block comprises one Cateo and seven Minas, which lie wholly within the Cateo.

La Brea/Las Carachas Property Cateos and Minas

File Number	Name	Type	Size (Ha)
338.230-M-93	Las Carachas	Cateo	4,150
1625-F-18-95	Teresa 1	Mina	100
1627-F-18-95	Teresa 3	Mina	100
1628-F-18-95	Teresa 4	Mina	100
1629-F-18-95	Teresa 5	Mina	100
0174-F18-M-95	Lidia VII	Mina	800
0189-F18-M-95	Lidia XXIII	Mina	800
0197-F18-M-95	Lidia XXXI	Mina	800
338.231-M-93	La Brea	Cateo	4,450
205-F-18-95	Mercedes VII	Mina	600
Total (Ha)	8,600
* Numbers in italics indicate overlap between MASA Mina and Cateo

Property Size

The La Brea/Las Carachas Property covers a 8,600 hectare area.

Ownership

The La Brea/Las Carachas Property is owned 100% by MASA, subject to the royalties described herein.

Agreements and Royalties

The property is not the subject of any existing or proposed options, joint ventures or other agreements.

Royalties on the property are as follows:

1)    a 1% NSR on production from the property is payable to IMA.

We are unaware of any additional royalties, overrides, back-in rights or encumbrances that affect the property.

Environmental Legislation

An Environmental Impact Report has not yet been required to be submitted to the EPMU, of the San Juan Department of Mines.

History

The area of the La Brea/Las Carachas Property was explored in the 1950’s for a series of widely scattered, narrow epithermal lead-zinc-silver veins. MASA first evaluated the area in 1994 with a program of reconnaissance stream sediment sampling.

The property was optioned by Compania Minera Solitario Argentina, S.A. (“Solitario”) in 1996 subject to an NSR. This option was terminated in mid-2004. Work completed by Solitario and MASA on the property between 1996 and 2000 included reconnaissance geological mapping and sampling, road cut and rock chip sampling and drilling 997 metres in nine reverse circulation drill holes and 560 metres in four diamond drill holes. Drill results were not significant.

Current Work

There are no current field activities on the La Brea/Las Carachas Property. MASA is currently compiling and reviewing all historical data on the property in order to develop an exploration program and budget.

Mineralization

The property is underlain by a sub-horizontal package of Tertiary age volcanic strata consisting of a lower sequence of andesite to dacite composition flows overlain by an upper sequence of rhyolitic to rhyodacitic composition flows. Ignimbrites of the upper sequence and a series of dike swarms may indicate a buried caldera structure.

The Tertiary volcanics overlie Permo-Triassic sedimentary and granitic rocks in the La Brea block. Chloritic and argillic alteration in the lower volcanic sequence suggests low sulphidation epithermal mineralization.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following should be read in conjunction with the audited consolidated financial statements and related notes, accompanying this Annual Report. We prepare and file our consolidated financial statements with various Canadian regulatory authorities in accordance with Canadian generally accepted accounting principles (“GAAP”). References should be made to note 12 to the annual financial statements which provide reconciliation between US GAAP and Canadian GAAP and their effect on the consolidated financial statements.

OVERVIEW

We are a natural resource exploration stage company with five 100% owned exploration properties in Argentina. Our principal focus is the continued exploration and development of our Gualcamayo gold property in San Juan province, Argentina, which property currently consists of three zones of mineralization. We are also carrying out a regional exploration program within the Gualcamayo property.

Prior to our acquisition of the Gualcamayo property, previous drilling on the Gualcamayo property had been completed by the then owners in three campaigns, in 1983-1988 and between 1998 and 2000. In August 2004, we completed our first phase exploration program on the property which included a 47 hole, 11,920 metre reverse circulation drill program and in December 2004 began a second phase of exploration drilling consisting mainly of diamond drilling. In November 2004, we announced that a new resource estimate had been completed on the three zones of mineralization of the property by an Independent Qualified Person which estimate added more than 35% to the total resources and doubled the measured and indicated resources. This new resource announcement was followed up by an updated National Instrument 43-101 Technical Report which was SEDAR filed on December 8, 2004.

On December 6, 2004, we completed a private placement of a total 5,604,650 units for gross proceeds of $12,330,230.

We have entered into an option agreement on our Las Flechas property with Tenke and are currently evaluating our other properties as described under Item 4-D..

As at December 31, 2004, we had cash and cash equivalents of $14,499,000 substantially all of which is available as working capital and which is considered sufficient to carry out our planned exploration activities on the Gualcamayo gold property as well as for property maintenance requirements and administrative overhead for the next eighteen months.

ITEM 5A.     OPERATING RESULTS

References to 2004 in the discussion below are to our fiscal year ended 2004. References to 2003 are for the six month period from July 1, 2003 to December 31, 2003.

	Twelve Months	Six Months
	Ended	Ended
	December 31,	December 31,
	2004	2003
	$	$
Expenses
Stock-based compensation
Directors/officers/employees	748,421	1,027,680
Other consultants	434,664	89,400
	1,183,085	1,117,080

Salaries, benefits and officer consultants	638,684	117,156
Stock exchange/transfer agent/listing application	40,920	42,089
Legal	43,024	40,488
Shareholders’ communication	68,892	35,265
Amortization	11,284	-
Audit and tax	35,200	24,080
Investor relations	192,801	18,358
Travel and lodging	40,470	11,916
Office and miscellaneous	137,349	26,853
Loss Before the Following	2,391,709	1,433,285
Interest Income	(83,916)	(7,604)
Loss/Write-down of Short-term Investment	19,487	-
Foreign Exchange Loss	50,441	10.915
Loss for the Period	2,377,721	1,436,596

Revenues

We are in the exploration stage and we do not have revenues from operations. Except for income from our cash and cash equivalents, we rely on equity funding to fund our exploration programs and continued operations.

Expenses

Our operating expenses have increased significantly in 2004 over 2003 as a result of our increased exploration activities on our Gualcamayo gold project, as discussed below:

Salaries, benefits and officer consultants

Our salaries, benefits and officer consultants expenses increased significantly in 2004 over 2003 as we established our new head office and hired a new chief financial officer, a corporate secretary, a receptionist and a communications assistant. Salaries and officer consulting fees increased significantly as we carried out this expansion. Compensation includes all cash compensation paid to our officers. Cash compensation for a number of our officers and consultants is paid to companies controlled by the respective officer or consultant.

Consulting fees in 2003 included fees of $7,500 per month paid to Quest Capital Corp., a then related party in virtue of common directors and officers, for management services effective July 1, 2003. This arrangement was terminated in February 2004. Administrative, corporate service and rent expenditures of $55,000 were paid to Quest Capital Corp. in 2003 for general administrative, accounting and corporate services and office space.

Stock-based compensation

Stock-based compensation is attributable options granted to our directors, officers, employees and consultants. Options are granted in accordance with the policies of the TSX-V. We rely on stock options as a means of providing incentive based compensation to our directors, officers, employees and consultants while preserving our cash resources for our exploration expenditures. We apply the fair value method of accounting for stock options granted to officers, directors and employees, as discussed below under Critical Accounting Policies.

Stock-based compensation in 2003 was significant as we granted options to the directors, officers, employees and consultants that we had engaged to execute our business plan and carry out exploration programs after completion of our acquisition of the Argentine mineral properties. We continued to grant incentive stock options in 2004 as we increased the number of our directors, officers, employees and consultants as part of the expansion of our exploration activities. Stock-based compensation to directors, officers and employees decreased in 2004 to $748,421 in 2004 from $1,027,680 in 2003. Stock-based compensation to other consultants increased to $434,664 in 2004 from $89,400 in 2003.

Stock-based compensation also included warrants granted as broker’s commissions in connection with brokered private placements that we have completed. Stock-based compensation relating to brokers’ commissions increased from $75,680 in 2003 to $241,634 in 2004 as a result in the increase in the magnitude of the private placement financings we completed in 2004.

Investor communications

Our investor communications expenses increased significantly in 2004 as we hired an investor relations firm in February 2004 to provide investor relations services. We pay $4,800 per month to this firm and have granted options to purchase 200,000 shares, subject to vesting requirements. As of December 31, 2004, all options had been earned. Our investor communications expenses include cash and stock-based compensation paid to the investor relations firm. Our management and representatives attended seven industry conferences throughout North America during 2004.

Office and miscellaneous

Our office and miscellaneous expense increased in 2004 over 2003 as a result of the establishment of our new head office in February 2004.

Stock exchange/ transfer agent/ listing application expenses

Expenses in 2003 were attributable to our corporate organization and our listing on the TSX-V. Expenses in 2004 were attributable to our continued listing on the TSX-V and our completion of private placement financings in 2004.

Travel and lodging

Travel and lodging expenses increased in 2004 over 2003, primarily in connection with corporate finance activities.

Transactions with Related Parties

In the twelve months ended December 31, 2004:

(a)
We paid $7,500 for administrative and corporate services and office space to a company which at the time was related by virtue of common directors and officers. The arrangement terminated February 14, 2004.

(b)

We had monthly consulting services arrangements with each of our four officers, two of which are also directors of the Company. Cash paid or payable pursuant to these arrangements was $175,000, $112,027, $112,000 and $102,650, an aggregate of $501,677. The arrangement with one of the officers began March 15, 2004.

(c)	During the twelve months ended December 31, 2004, stock options were granted to certain directors/officers/employees for a total 778,000 common shares having a recorded fair value of $748,421.

(d)
In connection with the 2004 private placement, our independent directors approved the participation by a director in the private placement for the purchase of 150,000 units on the same terms as arm’s length investors.

ITEM 5B.     LIQUIDITY AND CAPITAL RESOURCES

We had cash and cash equivalents of $14,499,000 and working capital of $14,431,035 as at December 31, 2004.

Planned Exploration Activities

We plan to apply our available cash and working capital to continue exploration of the Gualcamayo gold property. These planned exploration activities are summarized in Item 4.B of this Annual Report. We anticipate that our cash and working capital is sufficient to carry out our planned exploration activities as well as for property maintenance requirements and administrative overhead for the next eighteen months.

Cash and Cash Equivalents

The majority of the our funds are held in Canada and only funds sufficient to meet current obligations are transferred to Argentina. Included in cash and cash equivalents at December 31, 2004 is $469,295 and $52,512 denominated in US dollars and Argentine pesos, respectively, which are subject to foreign currency rate fluctuations. In conducting its business, we make payments as appropriate from time to time in each of these three currencies. Accordingly, as planned increased spending on the Gualcamayo property materializes, we will be subject to foreign currency rate fluctuations in future between the Canadian dollar and these currencies.

Trillion Assets

Our net assets at December 31, 2004 include a $100,000 account receivable acquired in connection with our 2003 acquisition of Trillion, as discussed in Item 4.A of this Annual Report. The account receivable arises in connection with a March 31, 2003 sale agreement by Trillion of two wholly-owned subsidiary companies, one a holding company incorporated in Guernsey and the second an operating company in Zimbabwe. On closing, Trillion was to receive US$100,000 cash and a 30 % participating interest, after expenditures funded by the purchaser of a total US$300,000, in two exploration projects in Zimbabwe. Completion of the sale has been delayed and has in part been under renegotiation; however, in the interim, the purchaser has assumed responsibility for management of the operating company in Zimbabwe. The $100,000 liability of the purchaser is included in our accounts receivable as at December 31, 2004. We expect that the sale will be completed substantially as set out above before mid year 2005.

MASA Contingency

On September 13, 2004, our board of directors approved establishment of a pool of US$110,000 to be used for performance based/and or change of control payments to certain employees of MASA in the eventuality that certain events occur in the future. We have not formally established a reserve of this amount.

Cash Used in Operating Activities

Cash used in operating activities increased to $1,254,001 in 2004 from $212,321 in 2003. Cash used in operating activities was comprised primarily of administration and investor relations in support of the Gualcamayo project.

Cash Used in Investing Activities

Cash used in investing activities increased to $3,450,454 in 2004 from $353,424 in 2003 as a result of our increased exploration activities at the Gualcamayo project. We have capitalized these expenditures in accordance with Canadian GAAP, as discussed below under Critical Accounting Policies.

We capitalized a total $3,551,466 of expenditures related to our Gualcamayo gold property in 2004. This capitalized amount included $3,508,504 in exploration expenditures and $42,962 for a land purchase. Exploration expenditures included $1,861,731 for completion of a first phase exploration program completed on the property in August 2004, which included a 47 hole, 11,920 metre reverse circulation drill program. Exploration expenditures also included $682,500 in connection with a second phase of exploration drilling consisting mainly of diamond drilling that we commenced in December 2004. The balance of spending in the period was primarily incurred conducting systematic mapping and surface sampling which identified a number of new mineralized targets and for property maintenance payments. Included in cumulative deferred exploration expenditures at December 31, 2004 is $394,759 of Argentine value added tax. We are making application to recover this amount; however, the recovery, if any, is uncertain.

Cash Flows from Financing Activities

Cash flows from financing activities increased to $14,486,409 in 2004 from $4,733,028 in 2003 as a result of a private placement completed in 2004 and the exercise of previously outstanding options and warrants. We completed this financing in order to raise the funds necessary for us to pursue our exploration programs on our Argentine mineral properties. As a result of this financing, the number of our issued and outstanding common shares increased by 10,899,150 to a total 35,370,308 shares.

In 2004, we received net proceeds of $11,417,706 from the completion of our December 2004 brokered private placement, as discussed below. We raised further financing of $3,068,703 during 2004, of which $2,520,000 was from the exercise of the 4,200,000 warrants issued in connection with the November 2003 private placement, $48,000 from exercise of 80,000 of the total 350,000 brokers’ warrants issued in connection with the November 2003 private placement and $111,640 from exercise of stock options for 251,000 shares.

In December 2004, we closed a bought deal private placement financing for gross proceeds of $12,330,230. A total of 5,604,650 units were placed, each unit consisting of one common share at a price of $2.20 and one half transferable purchase warrant. Each whole warrant will entitle the holder to acquire one common share at a price of $2.75 until December 6, 2006. The net proceeds from the offering will be used to advance the exploration and evaluation of the Gualcamayo Project and for general working capital purposes.

In 2003, we completed a private placement financing for net proceeds of $1,997,700 and acquired cash of $2,735,328 in connection with our acquisition of Trillion. The number of our issued and outstanding common shares increased during 2003 by 10,671,158 shares to a total 24,471,158 shares.

Requirements of Financing

Development of the Gualcamayo project beyond feasibility will require additional equity and possible debt financing both which involve significant risks some of which have been referred to previously in this document. As we are in the exploration stage, we do not have revenues from operations and, except for income from cash and cash equivalents, we rely on equity funding for our continuing financial liquidity. We do not have any arrangements or commitments in place for any additional financing.

Outstanding Options and Warrants

If all outstanding options as at December 31, 2004 were exercised, a total 2,593,000 shares would be issued for cash proceeds of $3,345,000. The weighted average remaining contractual life of these outstanding options is 3.84 years. At December 31, 2004, there are outstanding warrants granted for a total 3,156,875 shares at an exercise price of $2.75 per share until December 6, 2006 which price exceeds the quoted price of our shares as of December 31, 2004. In the subsequent period from January 1, 2005 to March 21, 2005, the quoted price of our common shares on the TSX-V has exceeded the exercise price of the outstanding warrants. If all outstanding warrants at December 31, 2004 were exercised, a total of 3,156,875 shares would be issued for cash proceeds of $8,681,406.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, including the following:

Exploration property costs

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

Our management regularly reviews the net carrying value of each mineral property. Where management believes that the carrying value cannot be recovered, the carrying value is written down to fair value.

Stock-based compensation

Management is required to make significant estimates about future volatility and the period in which stock options will be exercised. The selection of the volatility factor, and the estimate of the period in which an option will be exercised will have a significant impact on the costs recognized for stock based compensation. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of volatility which will be experienced in the future. Management assumes that stock options will remain unexercised until immediately prior to their expiry date, which may not be the case.

Significant Differences between Canadian and U.S. GAAP

The significant differences between Canadian and U.S. generally accepted accounting principles are as follows:

1.
We have accounted for resource property costs and related exploration expenditures in accordance with Canadian GAAP. As a result, we have capitalized property costs and related exploration expenditures during 2003 and 2004. Under U.S. GAAP, acquisition and exploration costs relating to unproven mineral properties are expensed as incurred. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent acquisition, exploration and development costs of the property are capitalized. The capitalized costs of such properties are then measured periodically, for recoverability of carrying values under Statement of Financial Accounting Standard (SFAS) No. 144. As we do not have proven and probable reserves on any of our mineral properties, the property costs and related exploration expenditures during 2003 and 2004 are expensed in the period in which they are incurred under U.S. GAAP.

2.
Under U.S. GAAP, our short term investments would be adjusted from their carrying values under Canadian GAAP to year-end quoted market values and the differences recorded, net of applicable income taxes, as adjustments to shareholders’ equity.

Note 12 of our Annual Consolidated Financial Statements included with this Annual Report provides a reconciliation of our financial statements to U.S. GAAP..

ITEM 5C.     RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not carry out any research or development activities. Please refer to Item 5.A and 5.B above for a discussion of the exploration expenditures that we have incurred in connection with the exploration of our mineral properties.

ITEM 5D.     TREND INFORMATION

We expect that expenditures will continue to increase in 2005 with the current drill program underway at the Gualcamayo Property and the work planned thereafter, as discussed in Item 4.B of this Annual Report. These expenditures will result in a decrease in our cash and working capital position unless we complete further equity financings during 2005, of which there is no assurance.

We are not aware of any other trend, commitment, event or uncertainty that is both presently known to management and reasonably expected to have a material effect on our business, financial condition or results of operations as at the date of this report except as otherwise disclosed herein or except in the ordinary course of business.

ITEM 5E.     OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

ITEM 5F.     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As at fiscal year end December 31, 2004, we had the following contractual obligations:

	Payment due by period
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Long-Term Debt Obligations	Nil
Capital (Finance) Lease Obligations	Nil
Operating Lease Obligations (Office Lease)
- Argentina office	19,200	9,600	9,600
- Vancouver office (including operating costs)	146,664	73,332	73,332
Purchase Obligations	Nil
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	Nil
Total	165,864	82,932	82,932

ITEM 5G.     SAFE HARBOUR

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and F above.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6A.     DIRECTORS AND SENIOR MANAGEMENT

As at the date of this Annual Report, the following persons comprised the directors and senior management of Viceroy:

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
Since March 2003
Richard M. Colterjohn Toronto, Ontario, Canada Director
Since 2003, Mr. Colterjohn has been a Managing Partner of Glencoban Capital Management Inc., a privately owned merchant bank. He is a director of two other publicly traded companies, Canico  Resource Corp. (since 2002) and Cumberland  Resources Ltd. (since 2003), and also President & CEO of Centenario Copper Corporation, a private company (since 2004). Prior to 2003, Mr. Colterjohn was an investment banker for 17 years, the last 10 (1992-2002) of which were with UBS Bunting Warburg Inc., as a Director, where  responsibilities included heading up Mining Sector Investment Banking activities in Canada.  Mr Colterjohn holds an MBA from I.M.D., Lausanne,  Switzerland.
Since October 2004
Eric Cunningham (3) Toronto, Ontario, Canada Director	Mr. Cunningham is a Mining Consultant. He was previously a director of Trillion.	Since December 2003
Patrick G. Downey (2) North Vancouver, British Columbia, Canada President, CEO & Director
Mr. Downey was the President and CEO of Trillion from January 1999 to December 2003 prior to being appointed as President and C.E.O. of the Company. He was a partner of Rescan Engineering Services Ltd. (a mining engineering firm) from April 1992 to February 1997; President and Director of Oliver Gold Corporation from November 1997 to February 2002; and a Director of Canico Resource  Corporation from February 2002 to February 2003. Mr. Downey is a Professional Engineer. He serves as a director of two other public companies.
Since December 2003
John P. Fairchild Vancouver, British Columbia, Canada Chief Financial Officer
Mr. Fairchild is a Chartered Accountant. Prior to joining the Company, he was CFO and Corporate  Secretary of Jordex Resources Inc./iTech Capital Corp./Sirit Inc. from July 1, 1994 to November 24, 2003. He serves as a director of one other public company.
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
Since March 2003
Michele A. Jones Vancouver, British Columbia, Canada Corporate Secretary
Prior to joining the Company, Miss Jones was Executive Vice President, Administration, and Corporate Secretary of Cross Lake Minerals Ltd., a TSX listed exploration company, from April 1997 to December 2003. She has served as Corporate Secretary of several natural resource public companies since 1990. Miss Jones holds a B.A. in Spanish.
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
Since March 2003
Ronald K. Netolitzky (3) Victoria, British Columbia, Canada Chairman & Director
Mr. Netolitzky was President of the Company until December 2003 when he was appointed Chairman. He was Chairman of Viceroy Resource from October 1996 to November 2002 and President from December 2001 to June 2003; Chairman of Trillion from January 1999 to December 2003; and director and officer of several other public companies He also provides consulting geological services through Keewatin Consultants, a division of Chintz & Co. Decorative Furnishings Inc., 49.6% held by Mr. Netolitzky .
Since March 2003

(1) Member of the audit committee
(2) Member of the compensation committee
(3) Member of the corporate governance committee

None of our directors or senior management has any family relationship with any other and none were elected as a director or appointed as a member of senior management as a result of an arrangement or understanding with a major shareholder, customer, supplier or any other party.

The following is a list of other public companies of which the officers and directors of the Company have been an officer, director or beneficial owner of securities with more than a 10% voting position within the past five years:

Name	Name of Public Company	Position	Dates Position Held
W. David Black	Bradstone Equities Partners, Inc.	Director	1997 - 2002
	Clickhouse.com Inc. (previously Gleneagles Petroleum Corp.)	Secretary	1997 - 2000
	Jeda Petroleum Ltd.	Director	1995 - 2000
	Maxy Oil & Gas Inc.	Director	1998 - Present
	Pacific Wildcat Resources Corp.	Director	1994 - Present
	Petrolex Energy Corp.	Director	1996 - 2000
	Peruvian Gold Limited	Director	1998 - 2002
	Polymet Mining Corp.	Director	1999 - 2000
	Quest Capital Corp. (formerly Viceroy Resource)	Director	1983 - Present
	Southwestern Resources Corp. (previously Southwestern Gold Corp.)	Chairman, Director	2000 - 2004
	SpectrumGold Inc.	Director	2003 - 2004
	Spur Ventures Inc.	Director	2000 - Present
	Rival Energy Inc. (previously Roseland Resources Ltd.)	Director	2000 - 2003
	Watersave Logic Corporation	Secretary	2001 - Present
Richard J. Colterjohn	Canico Resource Corp.	Director	2002 - Present
	Cumberland Resources Ltd.	Director	2003 - Present
Eric Cunningham	Consolidated Trillion Resources Ltd. (merged with Oro Belle, a wholly owned subsidiary of the Company in December 2003)	Director	2002 - 2003
Patrick G. Downey	Canico Resource Corp.	Director	2002 - 2003
	Consolidated Trillion Resources Ltd. (merged with Oro Belle, a wholly owned subsidiary of the Company in December 2003)	President & CEO & Director	1998 - 2003
	Corex Gold Corporation	Director	2004 - Present
	Oliver Gold Corp.	President & CEO & Director	1997 - 2002
	Petaquilla Minerals Ltd.	Director	2004 - 2005
	Mundoro Mining Inc.	Director	2005 - Present
John P. Fairchild	Sirit Inc.	CFO & Corporate Secretary	1994 - 2003
	Peru Copper Inc.	Director	2004 - Present
Michael H. Halvorson	Canadian Gold Hunter Corp.	Director	2003 - Present
	Consolidated Trillion Resources Ltd. (formerly Trillion Resources Ltd.)	Director/Vice President	1993 - 2000
	Esperanza Silver Corporation	Director	2003 - Present
	Gentry Resources Ltd.	Director	1997 - Present
	Luxor Developments Ltd.	Director	2001 - Present
	Majescor Resources Inc.	Director	2003 - Present
	Newcastle Minerals Inc.	Director	2002 - Present
	NovaGold Resources Inc.	Director	2004 - Present
	Orezone Resources Inc.	Director	1999 - 2002
	Predator Capital Inc.	Director	2000 - 2003
	Quest Capital Corp.(formerly Viceroy Resource)	Director	1996 - 2004

Name	Name of Public Company	Position	Dates Position Held
	Radiant Resources Inc. (formerly Pacific Sapphire Company Ltd.)	Director	1998 - Present
	Royal County Minerals Corp. (formerly Consolidated Earth Stewards Inc.)	Director	2001 - 2003
	Sloane Petroleum Inc.	Director	1998 - 2001
	SpectrumGold Inc.	Director	2003 - 2004
	Strathmore Minerals Corp.	Director	2004 - Present
	Western Silver Inc. (formerly Western Copper Holdings Limited)	Director	1997 - 2004
Michele A. Jones	Cross Lake Minerals Ltd.	Executive VP, Administration, & Corporate Secretary	1996 - 2003
Robert V. Matthews	Quest Capital Corp. (formerly Viceroy Resource)	Director	1998 - 2003
	Santoy Resources Ltd.	CFO	2005 - Present
	Skeena Resources Ltd.	CFO	2005 - Present
Ronald K. Netolitzky	American Bonanza Gold Mining Corp. (formerly American Exploration Corp., Asia Minerals Corp., American Ore Ltd.)	Director	1987 - 2002 2004 - Present
	Aurcana Corp.	Director	1997 - Present
	Brett Resources Inc. (formerly Lucky 7 Exploration Ltd)	Director	1993 - Present
	Canadian Gold Hunter (formerly International Curator Resources Ltd.)	Director	2003 - Present
	Canico Resources Corp.	Director	2001 - 2002
	Eagle Plains Resources Ltd.	Director	2004 - Present
	Golden Band Resources Inc.	President, Director	1989 - Present
	International Uranium Corp.	Advisory Board	2003 - Present
	Strongbow Resources Inc. (formerly Big M Resources Ltd, Nickelodeon Minerals Inc.)	Director	1990 - Present
	Santoy Resources Ltd	President, Director	1995 - Present
	Skeena Resources Ltd. (formerly Prolific Resources Ltd.)	Director	1983 - Present
	Solomon Resources Ltd. (formerly Solomon Gold Corp)	Director	1989 - Present
	Consolidated Trillion Resources Ltd. (merged with Oro Belle, a wholly owned subsidiary of the Company in December 2003)	Chairman, Director	1987 - 2003
	Quest Capital Corp. (formerly Viceroy Resource)	Chairman, Director	1996 - 2004
	SpectrumGold Inc.	Director	2003 - 2004

ITEM 6B.     COMPENSATION

During the fiscal year ended December 31, 2004, we paid a total of $501,677 in cash compensation to our officers. We did not pay any cash compensation to a director in his capacity as such. This does not include other non-cash compensation or incentive stock options granted to or exercised by such directors and officers. No amounts were set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits.

The Company is required under applicable securities rules in Canada to disclose in its information circular to shareholders details of compensation paid to its executive officers as defined. The following reflects all material information regarding compensation paid to the Company’s executive officers which has been disclosed to the Company’s shareholders under Canadian securities rules.

The following table (presented in accordance with the rules (the "Rules”) made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the two most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chairman, Chief Executive Officer and the Chief Financial Officer as at December 31, 2004 and the other three most highly compensated executive officers of the Company as at December 31, 2004 whose individual total compensation for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers” or “NEOs”).

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Fiscal Year ended Dec 31st(1)	Salary (2) ($)	Bonus ($)	Other Annual Compen -sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units (#)	LTIP Payouts ($)	All Other Compen- sation ($)
Patrick G. Downey President & CEO (3)	2004	150,000	25,000	Nil	400,000	Nil	Nil	Nil
	2003	12,500	Nil	Nil	400,000	Nil	Nil	Nil
Ronald K. Netolitzky Chairman (Past President & CEO) (4)	2004	95,000	17,000	Nil	300,000	Nil	Nil	Nil
	2003	45,000	Nil	Nil	400,000	Nil	Nil	Nil
John P. Fairchild CFO (5)	2004	102,027	10,000	Nil	150,000	Nil	Nil	Nil
	2003	-	-	-	-	-	-	-

(1)	We were incorporated on March 31, 2003 and have three completed financial years. The first financial year was from March 31, 2003 to June 30, 2003 during which period there was minimal activity.
(2)	Includes consulting fees paid to the Named Executive Officers.
(3)
Mr. Downey was appointed December 2003. His remuneration, which commenced December 2003 at $12,500 per month and increased in January 2005 to $15,000 per month, is paid to Downey & Associates, a company controlled by Mr. Downey.

(4)
Previous President & C.E.O. of the Company from April to December 2003. Mr. Netolitzky’s remuneration, which commenced in July 2003 at $7,500 per month and increased in October 2004 to $9,167 per month, is paid to Keewatin Consultants, a division of Chintz & Co., 49.6% held by Mr. Netolitzky.

(5)	Appointed April 2004 with remuneration of $568 per day.

Long Term Incentive Plans (LTIP) Awards

We do not have any long term incentive plans pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities) was paid or distributed to the Named Executive Officers during the most recently completed financial year.

The following table sets forth stock options granted under the Company’s Stock Option Plan or otherwise during the most recently completed financial year to each of the Named Executive Officers.

Name	Securities Under Options/ SARs Granted (#)	% of Total Options/SAR s Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Patrick G. Downey President & CEO	-	-	-	-	-
Ronald K. Netolitzky Chairman (Past President & CEO)	-	-	-	-	-
John P. Fairchild Chief Financial Officer	150,000	11.6	1.27	1.27	Apr 2/09

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values

The following table sets forth details of all exercise of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis.

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year End (#) Exercisable/ Unexercisable	Value(2) of Unexercised in-the-Money Options at Financial Year End ($) Exercisable/Unexercisable
Patrick G. Downey President & CEO	-	-	400,000/0	500,000/0
Ronald K. Netolitzky Chairman (Past President & CEO)	100,000	58,000 (1)	300,000/0	413,000/0
John P. Fairchild Chief Financial Officer	-	-	150,000/0	184,500/0

(1)	Based on the difference between the market value of the securities underlying the options on the exercise date, July 30, 2004, being $1.08 and the exercise price of the options being $0.50.

(2)	Based on the difference between the option exercise price and the closing market price of the Company’s shares as at December 31, 2004 ($2.50) .

Option Re-Pricings

There was no re-pricing of stock options under our stock option plan or otherwise during the most recently completed financial year.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company and its subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control except pursuant to agreements dated December 20, 2004, whereby, in the event of a change of control, Messrs. Downey and Netolitzky have the right to receive a sum equal to 24 months of their then existing monthly rate and Mr. Fairchild, a sum equal to 100 days of his then existing daily rate.

See “Executive Compensation - Summary Compensation Table” for more information on remuneration of Named Executive Officers.

The foregoing Report on Executive Compensation was prepared by the current Compensation Committee of the Company, comprised of W. David Black, Michael H. Halvorson and Robert V. Matthews.

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

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the Directors of the company (excluding the Named Executive Officers):

Name of Director and Position as at Financial Year-End	Securities Under Options Granted(1) (#)	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price(2) ($/Securities)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
W. David Black Director	50,000	3.9	1.57	1.57	Sep 13/04	Sep 13/09
Richard Colterjohn Director	200,000	15.4	2.25	2.25	Oct 21/04	Oct 21/09
Eric Cunningham Director	50,000	3.9	1.57	1.57	Sep 13/04	Sep 13/09
Michael Halvorson Director	50,000	3.9	1.57	1.57	Sep 13/04	Sep 13/09
Robert Matthews Director	50,000	3.9	1.57	1.57	Sep 13/04	Sep 13/09

(1)	The options are subject to regulatory and shareholder approval.
(2)
The exercise price of stock options is determined by the Board of Directors in accordance with the Company’s Stock Option Plan. The exercise price shall be no less than the Market Price prevailing on the date the option is granted less applicable discount, if any, permitted by the policies of the TSX-V and approved by the Board. Market price means the last closing price per share on the trading day immediately preceding the day on which the Company announces the grant of the option or, if the grant is not announced, on the grant date.

The following stock options were outstanding to all directors of the Company at the most recently completed financial year:

Date Granted	Number of Shares Under Option	Exercise Price Per Share	Expiry Date
September 12, 2003	300,000	0.50	September 12, 2008
October 7, 2003	200,000	1.06	October 7, 2008
December 3, 2003	700,000	1.25	December 3, 2008
September 13, 2004	200,000	1.57	September 13, 2009
October 21, 2004	200,000	2.25	October 21, 2009

On January 31, 2005, the directors were granted an aggregate 450,000 stock options at $2.46 expiring January 31, 2010.

ITEM 6C.     BOARD PRACTICES

Directors, Officers and Term of Office

The term of office of directors and executive officers is one year. The directors are elected annually at the Company’s Annual General Meeting and subsequent to their election, they appoint the executive officers for the ensuing year. The Company’s most recent annual general meeting was held on April 29, 2004. This year’s meeting is scheduled for April 22, 2005. See Item 6-A “Directors and Senior Management” for the current directors and officers and the length of time each has served.

Service Contracts with Directors

Other than as disclosed under Item 6-B, neither the Company nor any of its subsidiaries have any arrangement to provide benefits to directors upon termination of employment.

COMMITTEES OF OUR BOARD OF DIRECTORS

Our board of directors has established three committees, all of which have a majority of members who are outside directors. The committees are as follows:

a)
The Compensation Committee is comprised of three directors, all of which are outside directors. The members are W. David Black, Michael H. Halvorson and Robert V. Matthews. This committee is responsible for reviewing and making recommendations to the Board regarding human resources matters, including management compensation policies and programs, succession plans and recruitment. A copy of the Compensation Committee Mandate is available on request from the Company.

b)
The Corporate Governance Committee is comprised of three directors, two of which are outside directors. The members are W. David Black, Eric Cunningham and Ronald K. Netolitzky. This committee is responsible for monitoring the quality and effectiveness of the governance system and ensuring effective communication and reporting to shareholders. A copy of the Corporate Governance Committee Mandate is available on request from the Company. The Company’s Statement of Corporate Governance Practices is included in its 2005 information circular dated March 21, 2005, which is incorporated by reference hereto.

c)
The Audit Committee is comprised of three members, none of whom are officers or employees. The current members are W. David Black, Michael H. Halvorson and Robert V. Matthews, all of whom are financially literate.

The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the shareholders and others, the systems of corporate controls which management and the Board have established and the audit process. The mandate and charter of the Audit Committee is also included in the Company’s 2005 information circular dated March 21, 2005.

Compensation Committee

During the most recently completed financial year, the Compensation Committee was composed of Patrick G. Downey, President and C.E.O., and W. David Black and Michael H. Halvorson, of which the latter two are independent outside directors. On January 2, 2005, Mr. Downey was replaced by Robert V. Matthews, an independent outside director.

The compensation of the Company’s executive officers is determined by the Compensation Committee. Interested executives do not participate in decisions of the Compensation Committee regarding their remuneration.

In establishing levels of remuneration and in granting stock options, the executive’s performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry are taken into consideration.

The general compensation philosophy of the Company for executive officers is to provide a level of compensation that is competitive within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for the Company to be successful, and to provide long-term incentive compensation which aligns the interest of executives with those of shareholders and provide long-term incentives to members of senior management whose actions have a direct and identifiable impact on the performance of the Company and who have had a material responsibility for long-range strategy development and implementation.

The Company’s stock option plan is administered by the Compensation Committee. The stock option plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. Stock option grants are considered when reviewing executive officer compensation packages as a whole.

ITEM 6D.     EMPLOYEES

During fiscal years ended December 31, 2003 and June 30, 2003, the Company had no employees. Up to February 14, 2004, the Company paid $5,000 per month to a company which is related by virtue of common directors and officers for the provision of administration and corporate services and office space. At December 31, 2004, the Company had two employees at its head office in Vancouver and 18 in Argentina. Consulting services arrangements have been made with each of the Company’s four officers, two of which are also directors of the Company. See subsection 6.B “Compensation” for additional information.

ITEM 6E.     SHARE OWNERSHIP

The following table sets out the share ownership as at March 21, 2005 of those persons listed in subsection 6.B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

	Number of	Number of	Beneficial
	Common	Options or	Percentage	Exercise
Name	Shares Held	Warrants Held	Ownership (1)	Price	Expiry Date
Patrick G. Downey	679,326	350,000	3.2%	$1.25	Dec 3/08
President & CEO		100,000		$2.46	Jan 31/10
Ronald K. Netolitzky	1,413,987	100,000	4.8%	$1.06	Oct 7/08
Chairman (Past		100,000		$1.25	Dec 3/08
President & CEO)		100,000		$2.46	Jan 31/10
John P. Fairchild	Nil	150,000	0.6%	$1.27	Apr 2/09
Chief Financial Officer		50,000		$2.46	Jan 31/10

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares owned by a person and the percentage ownership of that person, common shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of March 21, 2005, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 35,620,308 common shares outstanding as of March 21, 2005.

Stock Option Plan

We adopted our current stock option plan (“Stock Option Plan”) in September 2003. The purpose of the Stock Option Plan is to allow the Company to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options will be exercisable over periods of up to five years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the Market Price prevailing on the date the option is granted less applicable discount, if any, permitted by the policies of the Exchanges and approved by the Board. Market Price means the last closing price per share on the trading day immediately preceding the day on which the Company announces the grant of the option or, if the grant is not announced, on the Grant Date. Pursuant to the Stock Option Plan, the Board of Directors may from time to time authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries. The number of common shares which may be reserved for issuance to insiders of the Company may not exceed 10% of the outstanding common shares of the Company; the number of common shares which may be issued to insiders of the Company, within a one year period, may not exceed 10% of the outstanding common shares of the Company; and the number of common shares which may be issued to any one insider of the Company or to such insider’s associates, within a one year period, may not exceed 5% of the outstanding common shares of the Company. The Stock Option Plan does not contain any vesting requirements, but permits the Board of Directors to specify a vesting schedule in its discretion. The Stock Option Plan was approved by shareholders at the annual general meeting held on April 29, 2004.

As at March 21, 2005, options to acquire an aggregate of 3,200,000 common shares of the Company were outstanding under the Stock Option Plan.

At the Annual General Meeting to be held on April 22, 2005, the Company will be seeking shareholder approval to:

(a)	Amend its Stock Option Plan and rename to “Stock Option and Share Compensation Plan” to include the granting of bonus shares. These would be issued to eligible persons, excluding directors, to a maximum of 50,000 in the aggregate annually, in consideration of the fair value of the extraordinary contribution to the Company by the recipient as determined by the Board, in its absolute discretion, and would be issued at a deemed price determined by the Board at the time of issuance of such bonus shares, but such price shall not be less than the Market Price.

(b)	Adopt a new stock option plan (the “Proposed Plan”) which is consistent with the policies of and will take effect only upon and in the event of listing of the Company’s shares on the TSX. The Company will issue a press release announcing the implementation of the Proposed Plan if it becomes listed on the TSX. Details of the Proposed Plan can be found in the Company’s information circular dated March 21, 2005, which is attached as Exhibit 4.5 hereto.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7A.     MAJOR SHAREHOLDERS

To the best of the knowledge of the directors and senior officers of the Company, the following are the shareholders of the Company that beneficially own, directly or indirectly, or exercise control over, shares carrying more than 5% of the outstanding voting rights attached to the Company's common shares as at March 21, 2005:

Name(1)	Number of Common Shares Held	Percentage of Common Shares Outstanding(2)
CDS & Co.	27,126,853	76.2%
CEDE & Co.	2,653,200	7.5%

(1) Based on the records of the Company’s registrar and transfer agent, Computershare Trust Company of Canada.
(2) The number of shares outstanding as at March 21, 2005 was 35,620,308.

The Company’s major shareholders do not have different voting rights.

As of March 21, 2005, the Company's directors and senior officers, as a group, beneficially held a total of 5,715,779 common shares (including stock options and warrants), directly or indirectly, representing 16% of the Company's issued Common shares.

To the best knowledge of the Company, it is not directly or indirectly controlled by another corporation, a foreign government or by any other natural or legal persons severally or jointly.

As at March 21, 2005, there were 35,620,308 common shares of the Company issued and outstanding. Based on the records of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, as at such date there were 80 registered holders resident in the United States, holding an aggregate of 3,032,715 common shares which represent approximately 8.5% of the total issued and outstanding.

ITEM 7B.     RELATED PARTY TRANSACTIONS

Except as disclosed below, we have not since January 1, 2004, being the beginning of our most recently completed fiscal year, entered into or made, and does not propose to enter into or make:

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

No related party has had any material interest, direct or indirect, in any transaction since commencement of the Company’s last completed financial year to the latest practicable date as indicated, except as follows:

(a)

From June 2003 to February 2004, Quest Capital Corp. provided operating space and administrative services to the Company at a cost of $5,000 per month, plus direct costs. Messrs. R. Netolitzky and M. Halvorson were directors of both companies at the time and Mr. D. Black continues to serve as a director of both.

(b)

During the six months ended December 31, 2003, the Company paid a total $59,500 for management services to two companies, each of which has a common director with the Company.During the six months ended December 31, 2003, stock options were granted to certain directors/officers/ employees for a total 1,600,000 common shares having a recorded fair value of $1,627,680.

(c)	During the twelve months ended December 31, 2004, stock options were granted to certain directors/officers/employees for a total 778,000 common shares having a recorded fair value of $748,421.

(d)

During the twelve months ended December 31, 2004, the Company had monthly consulting services arrangements with each of its four officers, two of which are also directors of the Company. Cash paid or payable pursuant to these arrangements was $175,000, $112,027, $112,000 and $102,650, an aggregate of $501,677. The arrangement with one of the officers began March 15, 2004.

(e)
In connection with the private placement which closed on December 6, 2004, the independent directors of the Company approved the participation of one director for the purchase of 150,000 units on the same terms as arm’s length investors. The director who participated did not vote in respect to the private placement.

(f)	At March 21, 2005, the directors and officers held shares and stock options in the Company as follows:

Name and position	Number of common shares beneficially owned or, directly or indirectly controlled
W. David Black Director	210,720 common shares and options to acquire 250,000 common shares
Richard M. Colterjohn Director	150,000 common shares, options to acquire 250,000 common shares and warrants to acquire 75,000 common shares
Eric Cunningham Director	230,840 common shares and options to acquire 150,000 common shares
Patrick G. Downey President, CEO & Director	679,326 common shares and options to acquire 450,000 common shares
John P. Fairchild Chief Financial Officer	Nil common shares and options to acquire 200,000 common shares
Michael H. Halvorson Director	521,906 common shares and options to acquire 250,000 common shares
Michele A. Jones Corporate Secretary	Nil common shares and options to acquire 200,000 common shares
Robert V. Matthews Director	234,000 common shares and options to acquire 150,000 common shares
Ronald K. Netolitzky Chairman & Director	1,413,987 common shares and options to acquire 300,000

ITEM 7C.     INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.     FINANCIAL INFORMATION

ITEM 8A.     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

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

ITEM 8B.     SIGNIFICANT CHANGES

The following are the significant changes since the end of the fiscal year ended December 31, 2004:

-	In January 2005, AMEC, an international consulting firm completed a Preliminary Economic Assessment on the main zone of mineralization of the Gualcamayo property which provided the Company with direction for future exploration.

-	In January 2005, stock options for a total 827,000 common shares were granted, subject to shareholder and regulatory approvals, at an exercise price of $2.46 per share until January 31, 2010 of which options for 597,000 common shares were granted to certain directors, officers and employees and options for 230,000 common shares were granted to other consultants. Three options for a total of 150,000 common shares are subject to vesting.

-	In January and February 2005, a total 250,000 shares were issued for proceeds of $218,500 upon exercise of stock options by three directors.

-	In February 2005, the Company entered into a contract with AMEC to carry out additional engineering studies.

-	In tandem with these studies, the Company is negotiating a contract with a second international consulting firm to define and coordinate Environmental Impact Statement work in order that required environmental, construction and mining permits can be obtained as needed.

-	In February 2005, a stock option for 30,000 common shares was granted, subject to shareholder and regulatory approvals, to a consultant at an exercise price of $2.52 per share until February 24, 2010, subject to vesting.

-	In January and February 2005, the second phase of drilling continues on the Gualcamayo property.

ITEM 9.     THE OFFER AND LISTING

ITEM 9A.     OFFER AND LISTING DETAILS

The Company was incorporated on March 31, 2003 and its shares were listed for trading on the TSX-V on November 14, 2003 under the symbol “VYE”. The following table sets forth the high and low market prices, in Canadian dollars, of the Company’s common shares during the periods indicated.

	High	Low
Last six months:
March 1-21	$3.20	$2.65
February 2005	$2.70	$2.24
January 2005	$2.80	$2.30
December 2004	$2.69	$2.15
November 2004	$2.69	$2.08
October 2004	$2.39	$1.72
September 2004	$1.80	$1.20

Last two full financial years by quarter:
Fourth quarter 2004	$2.69	$1.72
Third quarter 2004	$1.80	$0.91
Second quarter 2004	$1.39	$0.85
First quarter 2004	$1.55	$1.02
Fourth quarter 2003	$1.41	$0.90

Last two full financial years:
2004	$2.69	$0.85
2003	$1.41	$0.90

The closing price of the Company’s common shares on the TSX-V on March 21, 2005 was $2.90.

As a result of the Trillion Arrangement which closed on December 2, 2003, the Company acquired all of the common shares of Trillion and merged Trillion with Oro Belle to continue under the name Oro Belle. Prior to the completion of the Trillion Arrangement, Trillion's common shares were registered pursuant to Section 12(g) of the Exchange Act and were quoted Over the Counter (“OTC”) under the symbol “TLNOF”. As a result of the exchange of the Company’s common shares for Trillion common shares, the Company’s common shares were deemed registered under the Exchange Act by application of Rule 12g-3(a) of the Exchange Act. The Company is the successor issuer to Trillion in this transaction and is quoted on the OTC under the symbol “VCRYF”.

Since completion of the Trillion Arrangement in December 2003, the high and low sale prices (in US dollars) for the common shares of the Company on the OTC for the periods indicated are as follows

	High	Low
Last six months:
March 1-21	$2.63	$2.12
February 2005	$2.20	$1.83
January 2005	$2.309	$1.874
December 2004	$2.11	$1.70
November 2004	$2.26	$1.75
October 2004	$1.895	$1.40
September 2004	$1.395	$0.95

Last two full financial years by quarter:
Fourth quarter 2004	$2.26	$1.40
Third quarter 2004	$1.395	$0.70
Second quarter 2004	$1.04	$0.60
First quarter 2004	$1.147	$0.80
Fourth quarter 2003	$1.08	$0.76

Last two full financial years:
2004	$2.26	$0.60
2003	$1.08	$0.76

The closing price of the Company’s common shares on the OTC on March 21, 2005 was US$2.275

ITEM 9B.     PLAN OF DISTRIBUTION

Not applicable.

ITEM 9C.     MARKETS

The Company’s common shares have traded on the TSX-V since November 14, 2003 and, as a result of the Trillion Arrangement, have been quoted on the OTC since December 2, 2003.

ITEM 9D.     SELLING STOCKHOLDERS

Not applicable.

ITEM 9E.     DILUTION

Not applicable.

ITEM 9F.     EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.     ADDITIONAL INFORMATION

ITEM 10A.     SHARE CAPITAL

Not applicable.

ITEM 10B.     MEMORANDUM AND ARTICLES OF ASSOCIATION

Incorporation

The Company was incorporated on March 31, 2003 pursuant to the Company Act (now the Business Corporations Act) and registered with the Registrar of Companies for British Columbia under incorporation number 666937.

With the adoption of the Business Corporations Act in March 2004, the Company took steps to bring its charter documents into conformity with the Business Corporations Act and to that end filed its Notice of Articles, which replaced the Company's "Memorandum", with the Registrar of Companies (British Columbia).

The Company received shareholder approval on April 29, 2004 of certain amendments to its Notice of Articles (the "Altered Notice of Articles"). In addition, the Company received shareholder approval of a new form of Articles (the "New Articles") with a view to updating its charter documents to bring them into line with the Business Corporations Act and incorporating some of the new provisions of the Business Corporations Act as well as approval of certain changes to its share capital. Specifically, shareholders approved the following changes:

1.	in order to pass a special resolution, a two-thirds majority of those votes cast is allowed instead of three-quarters as required under the Company Act;

2.
increase in the Company’s authorized capital from 300,000,000 shares divided into (i) 100,000,000 first preferred shares without par value; (ii) 100,000,000 second preferred shares without par value; and (iii) 100,000,000 common shares without par value to an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares all without par value;

3.
incorporation of new terminology used in the Business Corporations Act, including changing references to  “shareholder(s)” from “member(s)” and to the “Business Corporations Act” from the “Company Act”;

4.	deletion or amendment of certain provisions which are inconsistent with the Business Corporations Act;

5.	deletion of the requirement for pro rata purchase of shares;

6.	changing the quorum for shareholders’ meetings from two shareholders to one shareholder present in person or represented by proxy;

7.	the chairman of a shareholders’ meeting has a second or casting vote in the event of a tie;

8.
requiring annual general meetings to be held each calendar year and not more than fifteen months (was thirteen months under the Company Act) after the holding of the last preceding annual general meeting;

9.	allowing shareholder meetings to be held outside British Columbia, if the location is approved by directors’ resolutions;

10.	allowing the directors to approve a change of name of the Company without the necessity for shareholder approval; and

11.	the directors shall cause the Company to indemnify officers on the same basis upon which directors are required to be indemnified.

ITEM 10C.     MATERIAL CONTRACTS

The Company has entered into the following material contracts, other than contracts entered into in the ordinary course of business, in the past two years:

1.
Purchase Agreement entered into among Trillion, Trillion Resources (Guernsey) Limited (“Guernsey”) and Great Lakes Minerals (Private) Limited (“Great Lakes”) dated June 23, 2003, and the Amendment thereto dated July 2, 2003, whereby Great Lakes purchases 100% of the shares of Guernsey, a wholly-owned subsidiary of Trillion, thereby acquiring all of Guernsey’s assets, including the exploration properties in Zimbabwe, subject to Trillion (now Oro Belle) retaining a 30% carried interest for expenditures up to US$300,000 in certain of the properties.

2.
Viceroy Arrangement Agreement dated May 15, 2003 among Viceroy Resource, Quest Investment Corporation, the Company, et al., whereby the Company participated in a reorganization and exchange of shares which resulted in the acquisition of Oro Belle;

3.
Trillion Arrangement Agreement dated July 12, 2003 among the Company, Trillion and Oro Belle whereby Trillion merged with Oro Belle (to continue under the name Oro Belle) and the Company acquired all the shares of Trillion at an exchange rate of one (1) of the Company’s shares for each 0.70 Trillion share.

4.
Subscription agreements dated July 28, 2003 pursuant to the private placement of 4,200,000 units at $0.50 per unit for total gross proceeds of $2,100,000. Each unit consisted of one common share and one warrant entitling the holder to purchase one additional share for a period of three years at a price of $0.60. In addition, brokers involved in the private placement received aggregate commission of $102,300 and warrants to purchase an additional 350,000 common shares at an exercise price of $0.60 for one year. All warrants relating to this private placement have been exercised.

5.
Option Agreement dated July 26, 2004 among Deprominsa, MASA and the Company whereby Deprominsa may earn a one-time 75% interest in the Las Flechas property of the Company by making expenditures aggregating US$4.5 million over 5 years.

6.
Underwriting Agreement dated for reference November 16, 2004 among Canaccord Capital Corporation, Pacific International Securities Inc., Haywood Securities Inc. (collectively, the “Underwriters”) and the Company whereby the Company completed the brokered private placement of 5,604,650 units for gross proceeds of $12,330,230.

Each unit consisted of one common share at a price of $2.20 and one half of one transferable purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $2.75 until December 6, 2006. The directors of the Company approved the participation by one director of the Company in the private placement for the purchase of 150,000 units on the same terms as arm's length investors. The director who so participated did not vote on the resolution to approve the private placement. In consideration for the services of the Underwriters, the Underwriters received a cash commission of $780,015 and 354,552 non-transferable brokers warrants entitling the Underwriters to purchase up to 354,552 common shares of the Company until December 6, 2006 at a price of 2.75 per common share.

These material contracts are discussed in greater detail under Item 4 of this Annual Report on Form 20-F.

ITEM 10D.     EXCHANGE CONTROLS

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

ITEM 10E.     TAXATION

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

Subsections 2(3) and 115(1) of the Act provide that a non-resident person is subject to tax in Canada at the rates generally applicable to residents of Canada on any “taxable capital gain” arising on the disposition of the shares of a company which are listed on a prescribed stock exchange if such non-resident, together with persons with whom he does not deal at arm’s length, owned 25 percent or more of the issued shares of any class of the capital stock of the Company at any time in the five years immediately preceding the date of disposition of the shares. Subsections 2(3) and 115(1) also provide that a non-resident person is subject to tax in Canada on taxable capital gains arising on the disposition of shares that constitute capital property used in carrying on a business in Canada. The taxable portion of a capital gain is equal to one-half of the amount by which the proceeds of disposition of such shares, net of any reasonable costs associated with the disposition, exceeds the adjusted cost base to the holder of the shares.

Provisions in the Act relating to dividend and deemed dividend payments and gains realized by non-residents of Canada who are residents of the United States are subject to the Canada-United States Income Tax Convention (1980), as amended (the “1980 Convention”).

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

Notwithstanding the potential exemption from Canadian tax provided under the 1980 Convention, where a nonresident of Canada disposes of common shares of the Company that are “taxable Canadian property”, the nonresident is required to file a Canadian income tax return in respect of any such dispositions. If the common shares are taxable Canadian property to a shareholder, the shareholder will be required to apply to the federal Canadian tax authorities for a clearance certificate upon a disposition of the common shares.

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

A U.S. Holder who is an U.S. resident individual may, under certain circumstances, be entitled to a reduced dividend tax rate of 15% on dividends received from the Company (unless the Company qualified in the tax year in which the dividends are paid or a preceding tax year as a “passive foreign investment company” to the U.S. holder, as defined below). Foreign corporations must meet various criteria in order for their dividends to qualify for the reduced tax rate which are beyond the scope of this discussion.

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

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “passive foreign investment company,” as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company’s common shares. Under Treasury Regulations, a non-corporate holder may be subject to backup withholding at a 28% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules. Amounts withheld as backup withholding may be credited against the U.S. holder’s U.S. federal income tax liability. Additionally, a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding regime by filing the appropriate claim for refund with the IRS and furnishing any required information.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign sources income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances. However, pursuant to recently enacted legislation, for taxable years beginning after December 31, 2006, dividends paid on the common shares generally will be treated as “passive income” (or possibly “general income”). If, and for so long as, the Company is a United States-owned foreign corporation, dividends paid by the Company on the common shares may, subject to certain exceptions and elections, instead be treated for United States foreign tax credit purposes as partly foreign source “passive income” (or possibly “financial services income”) for taxable years beginning before January 1, 2007 or “passive income” (or possibly “general income”) for taxable years beginning after December 31, 2006 and partly United States-source income, in proportion to the earnings and profits of the Company in the year of such distributions allocable to foreign and United States sources, respectively. The Company will be treated as a United-States-owned foreign corporation if stock representing 50% or more of the voting power or value of the stock of the Company is held, directly or indirectly, by U.S. holders. No assurance can be given as to whether the Company is or will become a United States-owned foreign corporation.

Disposition of Common Shares of the Company

Subject to the discussion below pertaining to passive foreign investment companies, a U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders who are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year. Deductions for net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Controlled Foreign Corporation

Under Section 951(a) of the Code, each “United States shareholder” of a “controlled foreign corporation” (“CFC”) must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “subpart F income”, even if the subpart F income is not distributed. In addition, gain on the sale of stock in a CFC realized by a “United States shareholder” is treated as ordinary income to the extent of such shareholder’s proportionate share of the CFC’s undistributed earnings and profits accumulated during such shareholder’s holding period for the stock. Section 951(b) of the Code define a United States shareholder (“U.S. Shareholder”) as any U.S. corporation, citizen, resident or other U.S. person who owns (directly or through certain deemed ownership rules) 10% or more the total combined voting power of all classes of stock of a foreign corporation. In general, a foreign corporation is treated as a CFC only if such U.S. Shareholders collectively own more than 50% of the total combined voting power or total value of the corporation’s stock. Under these rules the Company does not expect to be a CFC. If the Company is treated as a CFC, the Company’s status as a CFC should have not adverse effect on any shareholder of the Company that is not a U.S. Shareholder.

Passive Foreign Investment Company

Certain United States income tax legislation contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company makes an election, adjusted tax basis) of its assets that produce or are held for the production of “passive income” is 50% or more. Due to the lack of operating revenue, it is likely that the Company has been a PFIC in prior years and will continue to be a PFIC for its year ended December 31, 2004. Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined above) and a U.S. Holder owns, directly or indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” above).

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

As a PFIC, each U.S. Holder will be required annually to file an IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with such U.S. Holder’s timely filed income tax return (or directly with the IRS if the U.S. Holder is not required to file an income tax return). A U.S. Holder choosing to make a QEF election also must include with its income tax return a shareholder election statement and the PFIC annual information statement that the Company will provide. If the Company determines that it has become a PFIC, within two months after the end of each year the Company intends to supply the PFIC annual information statement necessary to make the QEF election for such year.

ITEM 10F.     DIVIDENDS AND PAYING AGENTS

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 10G.     STATEMENT BY EXPERTS

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 10H.     DOCUMENTS ON DISPLAY

All documents referred to in this Annual Report on Form 20-F are available for inspection at the head office of the Company, Suite 520, 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8, during normal office hours.

ITEM 10I.     SUBSIDIARY INFORMATION

There is no information relating to the Company’s subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the consolidated financial statements.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Transaction Risk and Currency Risk Management

Our cash equivalents are substantially invested in Canadian dollar Bankers Acceptances. Except for the interest rate exposure this presents, our operations do not employ financial instruments or derivatives which are market sensitive and we do not have financial market risks.

Exchange Rate Sensitivity

Our reporting currency is the Canadian dollar. In the normal course of business, we enter into transactions for the purchase of supplies and services denominated in US dollars and Argentine pesos in connection with the exploration of our Argentine mineral properties. In addition, we have cash and certain liabilities denominated in US dollars and Argentine pesos. While our policy is to maintain our cash in Canadian dollars and to convert when required to pay for expenses in Argentina, we are subject to foreign exchange risk from fluctuations in foreign exchange rates.

Exchange Controls

At present, there are no exchange controls or other restrictions in Argentina or in the other countries that would prevent us from repatriating funds. However, there can be no assurance that this will continue to be the case in future.

Interest Rate Risk and Equity Price Risk

We are equity financed and do not have any debt which is subject to interest rate change risks. We invest cash in short term investments with the primary objective to be to preserve principal and to avoid depreciation due to interest rate fluctuations.

Commodity Price Risk

While the value of our resource properties can always be said to relate to the price of gold and the outlook for same, we do not have any operating mines and hence do not have any hedging or other commodity based risks respecting our operations. Declines in the price of gold may make it difficult for us to obtain equity financing to fund our exploration programs in the future.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.     DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default relating to indebtedness of the Company or any if its significant subsidiaries. There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of shares of the Company.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.     CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Company’s management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15 of the Exchange Act, as amended) as of the end of the period covered by the Annual Report on 20-F. Based on that evaluation, the Company’s management, including the chief executive officer and chief financial officer, concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this Annual Report to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act, as amended, is recorded, processed, summarized and reported with the time period specified in the U.S. Securities and Exchange Commission rules and forms.

The Company’s management, including the chief executive officer and chief financial officer, identified no change in the Company’s internal control over financial reporting that occurred during the Company’s fiscal year ended December 31, 2004, and that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16.     RESERVED

ITEM 16A.     AUDIT COMMITTEE EXPERT

The Company’s board of directors has determined that Robert V. Matthews, Chairman of the Audit Committee, qualifies as an independent “audit committee financial expert” as defined by the rules of the SEC. Mr. Matthews is a Chartered Accountant. He is currently President of Sheppards Building Materials Inc., was previously a director of Viceroy Resource (now Quest) and Manager/Controller for MacMillan Bloedel from 1974 to 1993. Mr. Matthews has been a director of several joint venture companies and other associations and is CFO of two other public companies.

ITEM 16B.     CODE OF ETHICS

On March 25, 2004, the Company adopted its Code of Ethics which applies to all directors, officers, employees and consultants, including the President and Chief Executive Officer and the Chief Financial Officer. A copy of the Company’s Code of Ethics was provided as Exhibit 11 to the Annual Report dated and filed on June 28, 2004 and is available without charge to the public upon written request to the Corporate Secretary of the Company at Suite 520-700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees billed for each of the last two fiscal years:

		Twelve Months Ended December 31, 2004	Six Months Ended December 31, 2003
(i)	Audit Fees - re June 30, 2003	-	$14,000
	- re December 31, 2003	$17,000
(ii)	Audit Related Fees	Nil	Nil
(iii)	Tax Fees – re tax planning for the corporate group	$12,807	Nil
(iv)	All Other Fees: re products, being attendance at SOX 404 bootcamp and a one year subscription to the organized electronic copy of various regulatory and professional standards released by various authoritative bodies in the US and Canada and compiled by PricewaterhouseCoopers.	$5,650	Nil

To date, matters requiring pre-approval of the audit committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of SEC Regulation S-X, of which there were three, were pre-approved by the chairman of the audit committee. Ratification of these has been received from by the full audit committee .

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser”, as defined by Rule 10b-18(a)(3) of the Exchange Act , purchased any of our outstanding Class A shares, being the only class of our equity securities registered pursuant to Section 12 of the Exchange Act, during 2004.

PART III

ITEM 17.     FINANCIAL STATEMENTS

This Annual Report on Form 20-F includes the Company’s audited financial statements for the twelve months ended December 31, 2004, six months ended December 31, 2003 and the period from incorporation (March 31, 2003) to June 30, 2003:

Description	Page No.

Independent Auditors’ Report of PricewaterhouseCoopers LLP dated March 4, 2005	68

Consolidated Balance Sheets as at December 31, 2004, December 31, 2003 and June 30, 2003	69

Consolidated Statements of Operations and Deficit for the twelve months ended December 31, 2004, the six months ended December 31, 2003 and the period from incorporation (March 31, 2003) to June 30, 2003	70

Consolidated Statements of Cash Flow for the twelve months ended December 31, 2004,the six months ended December 31, 2003 and the period from incorporation (March 31, 2003) to June 30, 2003	71

Notes to Consolidated Financial Statements	72

The financial statements have been prepared in accordance with Canadian GAAP and are presented in Canadian dollars. The significant measurement differences between United States and Canadian GAAP are set forth in Note 12 of the annual financial statements.

ITEM 18.     FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19.     EXHIBITS

The following exhibits are included in this Annual Report on Form 20-F:

Exhibit Number	Description of Exhibit	Note

1.1	Certificate of British Columbia, Registrar of Companies as to the incorporation of Viceroy Exploration Ltd. dated March 31, 2003.	(4)

1.2	Certificate of British Columbia, Registrar of Companies as to the amalgamation of Trillion with Oro Belle Resources Corporation (“Oro Belle”), a wholly-owned subsidiary of the Company dated December 2, 2003.	(4)

1.3	Amended Articles of the Company.	(4)

2	Not applicable	--

3	Not applicable	--

4.1	Arrangement Agreement dated May 15, 2003 between Quest Investment Corporation, Viceroy Resource Corporation, the Company, et al., whereby the Company participated in a reorganization and exchange of shares which resulted in the acquisition of Oro Belle.	(2)

4.2	Amendment No. 1 to Arrangement Agreement dated as of June 3, 2003 among Quest Investment Corporation, Viceroy Resource Corporation, the Company, et al., whereby the Company participated in a reorganization and exchange of shares which resulted in the acquisition of Oro Belle.	(3)

4.3	Trillion Arrangement Agreement dated July 12, 2003 between the Company, Trillion and Oro Belle whereby Trillion merged with Oro Belle (to continue under the name Oro Belle) and the Company acquired all the shares of Trillion at an exchange of 1 of the Company’s shares for 0.70 Trillion share.	(4)

4.4	Stock Option Plan of the Company adopted by the Directors on September 12, 2003 and approved by the shareholders on April 29, 2004.	(4)

4.5	Information Circular dated March 21, 2005, included updated Statement of Corporate Governance and Audit Committee Mandate and Charter	(1)

8.1	List of Subsidiaries	(1)

11	Code of Ethics of the Company dated March 25, 2004.	(4)

12.1	Certification of the Chief Executive Officer of the Corporation pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934	(1)

12.2	Certification of the Chief Financial Officer of the Corporation pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934	(1)

13.1	Certification of the Chief Executive Officer of the Corporation pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code	(1)

13.2	Certification of the Chief Financial Officer of the Corporation pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code	(1)

Notes:

(1)	Filed as an exhibit to this Annual Report on Form 20-F.

(2)
Filed with the Commission on June 27, 2003 by Quest Investment Corporation (file number 01-31380), now Viceroy Exploration Ltd. (file number 000-16778) under the annual report on Form 20-F as Exhibit 4.1.

(3)
Filed with the Commission on June 27, 2003 by Quest Investment Corporation (file number 01-31380), now Viceroy Exploration Ltd. (file number 000-16778) under the annual report on Form 20-F as Exhibit 4.2. Filed with the Commission on June 28, 2004 by the Company (file number 000-28248), under the annual report on Form 20-F with the same exhibit number.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

VICEROY EXPLORATION LTD.
(Registrant)

“Patrick G. Downey”
Name: Patrick G. Downey
Title: President and Chief Executive Officer

Date: March 31, 2005

Viceroy Exploration Ltd.
(an exploration stage company)

CONSOLIDATED FINANCIAL STATEMENTS
For the twelve-month period ended December 31, 2004,
the six-month period ended December 31, 2003,
and the period from March 31, 2003 (date of incorporation) to June 30, 2003.
(expressed in Canadian dollars)

Management Report

The accompanying consolidated financial statements and all information in the Annual Report are the responsibility of management. These consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada and reconciled to United States generally accepted accounting principles. Management is responsible for the information and representations in the consolidated financial statements, including the estimates and judgements required for their preparation.

Management is also responsible for establishing and maintaining internal controls and procedures over the financial reporting process designed to provide reasonable assurance that assets are safeguarded and reliable financial records are maintained.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and consists entirely of non-management directors. The Audit Committee meets with management and the independent auditors to review any significant accounting, internal control and auditing matters, and to review and finalize the annual financial statements of the Company along with the independent auditors’ report prior to the submission of the financial statements to the Board of Directors for final approval.

PricewaterhouseCoopers LLP, Chartered Accountants, having been appointed by the shareholders to serve as the Company’s external auditors, have examined the consolidated financial statements of the Company and their report follows.

Patrick G. Downey	John P. Fairchild
President and CEO	Chief Financial Officer

Vancouver, British Columbia
March 4, 2005

Independent Auditors’ Report	PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

To the Shareholders of
Viceroy Exploration Ltd.

We have audited the consolidated balance sheets of Viceroy Exploration Ltd. (an exploration stage company) as at December 31, 2004, 2003 and June 30, 2003 and the consolidated statements of operations and deficit and cash flows for the twelve-month period ended December 31, 2004, the six-month period ended December 31, 2003 and the three-month period ended June 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004, 2003 and June 30, 2003 and the results of its operations and its cash flows for the twelve-month period ended December 31, 2004, the six-month period ended December 31, 2003 and the three-month period ended June 30, 2003 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, British Columbia
March 4, 2005

Viceroy Exploration Ltd.
(an exploration stage company)
Consolidated Balance Sheets
(expressed in Canadian dollars)

	December 31,	December 31,	June 30,
	2004	2003	2003
	$	$	$

Assets

Current assets
Cash and cash equivalents	14,498,984	4,717,030	549,747
Short-term investments	-	76,501	-
Prepaid expenses and accounts receivable	188,633	161,325	6,314
	14,687,617	4,954,856	556,061

Exploration properties (notes 3 and 4)	9,920,885	6,369,419	6,015,995

Furniture and equipment – corporate office (note 5)	29,441	-	-

	24,637,943	11,324,275	6,572,056

Liabilities

Current liabilities
Accounts payable and accrued liabilities	256,582	234,687	67,673

Shareholders’ Equity

Capital stock (note 7 (b))	25,812,231	11,284,526	6,515,196

Stock options and warrants (note 7 (e))	2,394,260	1,252,471	-

Deficit	(3,825,130)	(1,447,409)	(10,813)

	24,381,361	11,089,588	6,504,383

	24,637,943	11,324,275	6,572,056

Nature of operations (note 1)

See accompanying notes.

Approved by the Board of Directors

Robert V. Matthews	Patrick G. Downey
DirectorDirector

Viceroy Exploration Ltd.
(an exploration stage company)
Consolidated Statements of Operations and Deficit
(expressed in Canadian dollars)

	Twelve Months	Six Months	Three Months
	Ended	Ended	Ended
	December 31, 2004	December 31, 2003	June 30, 2003
	$	$	$

Expenses
Stock-based compensation (note 7(e))
Directors/officers/employees	748,421	1,027,680
Other consultants	434,664	89,400
	1,183,085	1,117,080

Salaries, benefits and officer consultants	638,684	117,156
Stock exchange/transfer agent/listing application	40,920	42,089
Legal	43,024	40,488	5,813
Shareholders’ communication	68,892	35,265
Amortization	11,284
Audit and tax	35,200	24,080	5,000
Investor relations (notes 7 (d) and 7 (e))	192,801	18,358
Travel and lodging	40,470	11,916
Office and miscellaneous	137,349	26,853

Loss before the following	2,391,709	1,433,285	10,813

Interest income	(83,916)	(7,604)

Loss/write-down of short-term investments	19,487

Foreign exchange loss	50,441	10,915

Loss for the period	2,377,721	1,436,596	10,813

Deficit - Beginning of period	1,447,409	10,813

Deficit - End of period	3,825,130	1,447,409	10,813

Basic and diluted loss per share	(0.08)	(0.10)	(0.00)

Weighted average shares outstanding	29,232,390	14,389,263	13,800,000

See accompanying notes.

Viceroy Exploration Ltd.
(an exploration stage company)
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)

	Twelve Months	Six Months	Three Months
	Ended	Ended	Ended
	December 31, 2004	December 31, 2003	June 30, 2003
	$	$	$

Cash flows (used in) from operating activities
Loss for the period	(2,377,721)	(1,436,596)	(10,813

Non-cash charges (note 10 (a))	1,213,856	1,117,080	-
Changes in non-cash working capital items (note 10 (b))	(90,136)	107,195	10,813

	(1,254,001)	(212,321)	-

Cash flows (used in) from investing activities
Exploration properties	(3,466,743)	(353,424)	-
Furniture and equipment-corporate office	(40,725)	-	-
Proceeds on sale of short-term investment	57,014	-	-

	(3,450,454)	(353,424)	-

Cash flows from financing activities
Private placement proceeds - net	11,417,706	1,997,700	-
Exercise of warrants and stock options	3,068,703	-	-
Cash acquired on acquisition of subsidiaries - net	-	2,735,328	549,757

	14,486,409	4,733,028	549,757

Increase in cash and cash equivalents	9,781,954	4,167,283	549,757

Cash and cash equivalents - Beginning of period	4,717,030	549,747	-

Cash and cash equivalents - End of period	14,498,984	4,717,030	549,757

Cash and cash equivalents consist of :
Cash and deposit accounts with banks and brokerages	14,498,984	4,717,030	549,757

Supplemental cash flow information (note 10)

See accompanying notes.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

1.	Nature of operations

The Company was incorporated on March 31, 2003 under the British Columbia Business Corporations Act as a wholly owned subsidiary of Viceroy Resource Corporation (Viceroy). On June 30, 2003, Viceroy sold to the Company its exploration properties in Argentina and other assets in accordance with the terms of a plan of arrangement between Viceroy, Quest Investment Corporation and other companies, and whereby Viceroy became Quest Capital Corp (Quest). On this date, Viceroy distributed 81% being 11,150,400 shares of the Company to the existing shareholders of Viceroy as of the record date of June 30, 2003 (note 3(a)).

On December 2, 2003, the Company acquired all of the shares of Consolidated Trillion Resources Ltd. (Trillion) by way of a statutory plan of arrangement (the Arrangement) (note 3(b)). The results of operations of Trillion have been consolidated since December 2, 2003.

Effective December 31, 2003, the Company changed its year end from June 30.

The principal focus of the Company is development of its 100% owned Gualcamayo gold property in Argentina. In August 2004, the Company completed a first phase exploration program on the property which included a reverse- circulation drill program and in December 2004 began a second phase of exploration drilling consisting mainly of diamond drilling. Also in December 2004, a new resource estimate was completed on the three zones of mineralization of the property. On January 12, 2005, the Company announced completion of a Preliminary Economic Assessment on the main zone of mineralization within the property and on February 23, 2005 entered into a contract with an international consulting firm to carry out additional engineering studies on the property incorporating the three zones of mineralization.

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

Although the Company has taken steps to verify title to exploration properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2.	Significant accounting policies

Generally accepted accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Significant differences between Canadian and U.S. generally accepted accounting principles, as they relate to these financial statements, are described in note 12.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its active wholly owned subsidiaries Oro Belle Resources Corporation and Minas Argentinas S.A. The accounts of the Company’s subsidiaries are included from the date of acquisition (notes 1 and 3).

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

Foreign currency translations

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in the statement of operations and deficit for the period.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances with banks and brokerages and highly liquid deposits with an initial maturity of less than 90 days.

Short-term investments

Short-term investments are recorded at cost and written down to estimated net recoverable amount if there is an other than temporary decline in value. The net recoverable amount is based upon the short-term investment’s quoted market value.

Exploration property costs

The Company records its interests in exploration properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and will be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administrative costs are expensed in the period they are incurred.

Management of the Company regularly reviews the net carrying value of each mineral property. Where management believes that the carrying value cannot be recovered, the carrying value is written down to fair value.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Furniture and equipment – corporate office

Furniture and equipment – corporate office is recorded at cost and is amortized on a straight line basis over three years beginning the quarter of purchase.

Income taxes

Income taxes are calculated using the asset and liability method of accounting for future income taxes. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Loss per common share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the period. Diluted losses are calculated using the treasury stock method.

Financial instruments

The carrying values of cash and cash equivalents, short-term investments, prepaid expenses and accounts receivable and accounts payable and accrued liabilities approximate book values due to the short term nature of these instruments.

Stock-based compensation

The Company has a stock option plan and accounts for stock option grants under the plan in accordance with the fair value based method of accounting for stock-based compensation.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

3.	Acquisitions

	a)	Acquisition of Argentine properties

On June 30, 2003, the Company acquired certain exploration properties in Argentina and certain other assets and liabilities by issuing 13,800,000 common shares in exchange for all of the issued shares of Oro Belle Resources Corporation (Oro Belle) which was a wholly owned subsidiary of Viceroy (note 1) at the time of the acquisition. The properties are held by Minas Argentinas S.A. (MASA) an indirect wholly owned Argentine subsidiary of Oro Belle. The transaction was accounted for at the book value of Viceroy after conforming the accounting policies in respect of the exploration properties to those of the Company.

$
The net assets acquired consist of
Cash	549,747
Prepaid expenses and accounts receivable	5,961
Exploration properties	6,015,995
Accounts payable and accrued liabilities	(56,507)

6,515,196

Consideration - issuance of 13,800,000 common shares	6,515,196

b)	Consolidated Trillion Resources Ltd. (Trillion)

On December 2, 2003, the Company acquired all of the shares of Trillion by way of the Arrangement (note 1) whereby holders of Trillion common shares received 0.70 common shares of the Company for each Trillion share. Trillion and Oro Belle amalgamated under the British Columbia Business Corporation Act under the name of Oro Belle Resources Corporation and is a wholly owned subsidiary of the Company.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

The acquisition has been accounted for using the purchase method of accounting and the following is a breakdown of the fair market value of the net assets acquired:

$
The net assets acquired consist of
Cash	2,816,280
Short-term investments	76,500
Accounts receivable	135,134
Accounts payable	(39,941)
2,987,973

Consideration
Issuance of 6,471,158 common shares	2,847,310
Issuance of stock options for 339,500 common shares	59,711
Transaction costs	80,952
2,987,973

4.	Exploration properties

The gold exploration properties are substantially all located in San Juan province, Argentina, and are subject to net smelter royalties ranging between 1.0% and 3.5%, 2.5% of which are on specific claims and leases which are capped at US$700,000.

	Gualcamayo		Las		La Brea/Las
	(note 1)	Salamanca	Flechas	Evelina	Carachas	Total
	$	$	$	$	$	$
Expenditures in 2001	1,025,128					1,025

Expenditures in 2002	2,020,738					2,020

Expenditures in the six months
ended June 30, 2003	122,033					12

Acquisition cost June 30, 2003
(note 3 (a))	5,255,808	26	200,00	200,000	10	6,015

Expenditures in the period	353,424					35

Balance - December 31, 2003	5,609,232	26	200,00	200,000	10	6,369

Purchase of additional land	42,962

Expenditures in the period	3,508,504					3,508

Balance - December 31, 2004	9,160,698	26	200,00	200,000	10	9,920

By option agreement dated as of July 26, 2004 with effect from April 30, 2004 between the Company and a wholly-owned Argentine subsidiary of Tenke Mining Corp., a TSX listed company, the Tenke subsidiary may earn a 75% interest in the Las Flechas property through expenditures with pre-agreed minimum annual exploration expenditures aggregating to US$4.5 million over 5.1 years to June 30, 2009.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

The Gualcamayo property exploration expenditures in the period from June 30, 2003, the date of acquisition, to December 31, 2004 are as follows:

			Period from date of
	Six Months	Twelve Months	acquisition
	Ended	Ended	(June 30, 2003) to
	December 31, 2003	December 31, 2004	December 31, 2004
	$	$	$

Drilling	-	1,058,581	1,058,581
Geologists’/engineers’ fees/travel/lodging	122,753	620,643	743,396
Field support	83,898	629,743	713,641
Assays	38,940	208,879	247,819
Property permits/canon payments	27,944	77,671	105,615
Water samples	3,979	2,940	6,919
Road maintenance/drill pads	3,637	238,762	242,399
Location administration/office support	59,790	185,604	245,394
Vehicles and equipment	-	60,732	60,732
Preliminary Economic Assessment	-	42,673	42,673
Argentine value added tax	12,483	382,276	394,759

	353,424	3,508,504	3,861,928

The Company does not have any significant asset retirement obligations at this stage of its activities.

5.	Furniture and equipment – corporate office

	December 31, 2004
		Accumulated
	Cost	Amortization	Net
	$	$	$

Furniture and equipment	25,786	7,430	18,356
Computer equipment	14,939	3,854	11,088

	40,725	11,284	29,441

6.	Income taxes

As at December 31, 2004, the Company has the following tax loss carry forwards:

Country	Category	Amount $	Expiry
Argentina	Operating losses	10,727,000	2007-2009
Canada	Non-capital losses	9,861,000	2005-2011
	Net capital losses	50,719,000	N/A

In Argentina, as at December 31, 2004, the tax basis of deferred exploration expenditures exceed the accounting basis balance of deferred exploration expenditures by approximately $3,076,000.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Future income tax assets are not recorded for the above tax loss carry forwards and exploration expenditures temporary difference due to the significant uncertainty of their recovery. The tax losses and exploration expenditures temporary difference may be subject to audit and adjustment by local tax authorities.

7.	Capital stock

	a)	Number of authorized shares

	June 30, 2003 and
December 31, 2004	December 31, 2003	Class of Shares

An unlimited number	100,000,000	first preferred shares without par value

An unlimited number	100,000,000	second preferred shares without par value

An unlimited number	100,000,000	common shares without par value

b)	Issued and outstanding – common shares

	Number of	Amount
	shares	$
Balance - March 31, 2003	-	-

For exploration properties and other net assets (note 3(a))	13,800,000	6,515,196

Balance - June 30, 2003	13,800,000	6,515,196

Private placement	4,200,000	2,100,000
Related share issue costs	-	(80,952)
Pursuant to the Arrangement (note 3(b))	6,471,158	2,847,310
Related share issue costs, including $75,680 stock-based
payment	-	(97,028)

Balance - December 31, 2003	24,471,158	11,284,526

Exercise of private placement warrants	4,200,000	2,520,000
Exercise of brokers’ warrants	350,000	285,679
Exercise of stock options	744,500	545,954
Private Placement	5,604,650	12,330,230
Related share issue costs, including $241,634 stock-based
payment	-	(1,154,158)

Balance – December 31, 2004	35,370,308	25,812,231

On November 18, 2003, the Company completed a private placement for a total of 4,200,000 units for gross proceeds of $2,100,000. Each unit consisted of one common share and one warrant entitling the holder to purchase one additional common share at a price of $0.60 until November 18, 2006. In addition, brokers involved received commission of $102,300 cash and 350,000 warrants (valued at $75,680) to acquire an additional 350,000 shares at an exercise price of $0.60 per share until November 18, 2004.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

On December 6, 2004, the Company completed a private placement for a total of 5,604,650 units for gross proceeds of $12,330,230. Each unit consisted of one common share and one-half transferable warrant each whole warrant (2,802,323 warrants) entitling the holder to purchase one additional common share at a price of $2.75 until December 6, 2006. In addition, brokers involved received commission of $780,015 cash and 354,552 non- transferable warrants (valued at $241,634) to acquire an additional 354,552 shares at an exercise price of $2.75 per share until December 6, 2006.

In the subsequent period from January 1, 2005 to March 4, 2005, 250,000 shares were issued for proceeds of $218,500 upon exercise of stock options by three directors.

c)	Warrants

		Weighted average
	Number of	exercise price
	shares	$

Balance – March 31,2003 and June 30, 2003	-

Private placement	4,200,000	0.60
Brokers’ commission	350,000	0.60

Balance - December 31, 2003	4,550,000	0.60

Exercise of private placement warrants	(4,200,000)	0.60
Exercise of brokers’ commission warrants	(350,000)	0.60
Private placement	2,802,323	2.75
Brokers’ commission	354,552	2.75

Balance – December 31, 2004	3,156,875	2.75

As at December 31, 2004, a total 3,156,875 warrants are outstanding, each warrant entitling the holder to purchase one common share at a price of $2.75, for a total of $8,681,406, until December 6, 2006.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

d)	Stock options

The Company has a stock option plan under which the Company may grant options to its directors, officers, employees and consultants for up to 10% of the issued and outstanding common shares of the Company. The maximum term of grant is five years, with the vesting period determined at the discretion of the Board of Directors. The exercise price of each option is no less than the closing price on the trading day immediately preceding the day on which the Company announces the grant of the option or, if the grant is not announced on the grant date less applicable discount, if any, permitted by the policies of the regulatory authorities and approved by the Board of Directors.

		Weighted average
	Number of	exercise price
	shares	$

Balance – March 31, 2003 and June 30, 2003	-

Granted to directors/officers/employees	1,600,000	0.90
Granted to other consultants	100,000	1.25
Granted pursuant to the Acquisition (note 3 (b))	339,500	0.39

Balance - December 31, 2003	2,039,500	0.83

Granted to directors/officers/employees	778,000	1.62
Granted to other consultants	520,000	1.40
Exercise of options by directors/officers/employees	(405,000)	0.51
Exercise of options granted pursuant to the
Acquisition (note 3 (b))	(339,500)	0.39

Balance – December 31, 2004	2,593,000	1.29

Included in options granted to other consultants in 2004 is an option for 200,000 common shares which at the granted was subject to vesting. As at December 31, 2004, the option was fully vested.

In the subsequent period from January 1, 2005 to March 4, 2005:

–
on January 31, 2005, stock options for total 827,000 common shares were granted, subject to shareholder and regulatory approvals at an exercise price of $2.46 per share until January 31, 2010 of which options for 597,000 common shares were granted to certain directors, officers and employees and options for 230,000 common shares were granted to other consultants. Three options for a total of 150,000 common shares are subject to vesting.

–
on February 24, 2005, a stock option for 30,000 common shares was granted, subject to shareholder and regulatory approvals, to a consultant at an exercise price of $2.52 per share until February 24, 2010, subject to vesting.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

The following table summarizes information on stock options outstanding at December 31, 2004:

Range of exercise	Number of	Weighted average	Weighted average
prices	shares	remaining contractual life	exercise price
$		in years	$

0.50	300,000	3.70	0.50
0.93 -1.35	1,613,000	3.50	1.23
1.57	480,000	4.70	1.57
2.25	200,000	4.81	2.25

	2,593,000	3.84	1.29

The following table summarizes information on stock options outstanding at December 31, 2003:

Range of	Number of	Weighted average	Weighted average
exercise prices	shares	remaining	exercise price
$		contractual life in years	$

0.39 - 0.50	1,039,500	2.88	0.46
1.06 – 1.25	1,000,000	4.86	1.21

	2,039,500	3.85	0.83

e)	Stock options and warrants

	Number of	Amount
	shares	$
Balance - June 30, 2003 and March 31, 2003	-	-

Stock-based compensation to directors/officers/employees	1,600,000	1,027,680
Stock-based compensation to other consultants	100,000	89,400
Stock-based payment of options granted pursuant to the
Acquisition (note 3 (b))	339,500	59,711
Stock-based payment of warrants granted as brokers’
commission	350,000	75,680

Balance - December 31, 2003	2,389,500	1,252,471

Stock-based compensation to directors/officers/employees	778,000	748,421
Stock-based compensation to other consultants	520,000	434,664
Stock-based payment of warrants granted as brokers’
commission	354,552	241,634
Exercise of stock-based compensation to directors/officers/
employees	(405,000)	(147,539)
Exercise of warrants granted as brokers’ commission	(350,000)	(75,680)
Exercise of options granted pursuant to the Acquisition	(339,500)	(59,711)

Balance - December 31, 2004	2,947,552	2,394,260

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Assumptions used in calculating the fair value of stock-based compensation using the Black-Scholes pricing model are: For the twelve months ended December 31, 2004:

	Stock options	Stock options	Warrants
	granted to	granted to	granted
	directors/officers	other	as brokers’
	/ employees	consultants	commission

Number of common shares	778,000	520,000	354,552
Grant price per share	$1.26 - $2.25	$0.93 - $1.57	$2.37
Exercise price per share	$1.26 - $2.25	$0.93 - $1.57	$2.75
Risk-free interest rate (percent)	3.73 - 4.13	3.84 - 4.13	2.86
Annual dividend per share	Nil	Nil	Nil
Price volatility (percent)	55-90	56-90	58
Option/warrant life in years	5	5	2
Weighted average grant date
fair value per share	$0.96	$0.84	$0.68

For the six months ended December 31, 2003:

		Stock
	Stock options	options	Warrants
	granted to	granted to	granted
	directors/officers	other	as brokers’
	/ employees	consultants	commission

Number of common shares	1,600,000	100,000	350,000
Grant /exercise price per share	$0.50 - $1.25	$1.25	$0.60
Risk-free interest rate (percent)	3.84	3.84	3.84
Annual dividend per share	Nil	Nil	Nil
Price volatility (percent)	90	90	90
Option/warrant life in years	1.5 - 5	5	1
Weighted average grant date fair
value per share	$0.64	$0.89	$0.22

In the subsequent period from January 1, 2005 to March 4, 2005, the stock options granted, subject to shareholder and regulatory approvals, for the 597,000 common shares to certain directors, officers and employees have a fair value total of $761,241 and for the 230,000 common shares to other consultants have a fair value total of $293,275. The stock option granted to a consultant has a fair value of $38,181.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

8.	Related party transactions

a)
During the twelve months ended December 31, 2004 and six months ended December 31, 2003, the Company paid $7,500 and $55,000, respectively, for administrative and corporate services, and office space to a company which at the time was related by virtue of common directors and officers. The arrangement terminated February 14, 2004.

	b)	During the six months ended December 31, 2003, the Company paid a total $59,500 for management services to two companies each which has a common director with the Company.

During the six months ended December 31, 2003, stock options were granted to certain directors/officers/ employees for a total 1,600,000 common shares having a recorded fair value of $1,627,680.

c)
In the twelve months ended December 31, 2004, the Company had monthly consulting services arrangements with each of its four officers, two of which are also directors of the Company. Cash paid or payable pursuant to these arrangements was $175,000, $112,027, $112,000 and $102,650, an aggregate of $501,677. The arrangement with one of the officers began March 15, 2004.

During the twelve months ended December 31, 2004, stock options were granted to certain directors/officers/ employees for a total 778,000 common shares having a recorded fair value of $748,421.

d)
In connection with the 2004 private placement of the Company, the independent directors of the Company approved the participation by one director of the Company in the private placement for the purchase of 150,000 units on the same terms as arm’s length investors.

9.	Geographic segment information

Assets by geographic segment are as follows:

	December 31, 2004	December 31, 2003	June 30 2003
	$	$	$
Canada	14,646,602	4,909,803	556,061
Argentina	9,991,341	6,414,472	6,015,995
	24,637,943	11,324,275	6,572,056

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

10.	Supplemental cash flow information

	a)	Changes in non-cash charges in operating activities:

	Twelve Months Ended	Six Months Ended	Three Months Ended
	December 31, 2004	December 31, 2003	June 30, 2003
	$	$	$

Loss/write-down of short-
term investments	19,487	-	-
Amortization	11,284	-	-
Stock-based compensation	1,183,085	1,117,080	-
	1,213,856	1,117,080	-

b)	Changes in non-cash working capital items:

	Twelve Months Ended	Six Months Ended	Three Months Ended
	December 31, 2004	December 31, 2003	June 30, 2003
	$	$	$

Increase in prepaid expenses and
accounts receivable	(27,308)	(19,877)	(353)
Increase (decrease) in accounts
payable and accrued liabilities	(62,828)	127,072	11,166
	(90,136)	107,195	10,813

c)	The Company entered into the following non-cash investing activities:

	Twelve Months Ended	Six Months Ended	Three Months Ended
	December 31, 2004	December 31, 2003	June 30, 2003
	$	$	$

Issue of shares pursuant to the
acquisition (note 3 (a))	-	-	6,515,196
Issue of shares pursuant to the
Arrangement (note 3 (b))	-	2,847,310

d)	The Company entered into the following non-cash financing activities:

	Twelve Months Ended	Six Months Ended	Three Months Ended
	December 31, 2004	December 31, 2003	June 30, 2003
	$	$	$

Share issue costs, stock-based
payment	241,634	75,680	-

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

11.	Commitment

On February 23, 2005, the Company entered into a contract with AMEC Americas Limited to carry out additional engineering studies on its Gualcamayo gold property in Argentina.

12.	United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada which conforms in all material respects with United States generally accepted accounting principles (U.S. GAAP) except as described below:

a)
As described in note 2, Canadian GAAP allows for the deferral of exploration expenditures. For U.S. GAAP purposes, exploration costs relating to unproven mineral properties are expensed as incurred. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties are then measured periodically, for recoverability of carrying values under Statement of Financial Accounting Standard (SFAS) No. 144.

b)
As described in note 2, Canadian GAAP allows for short-term investments to be recorded at cost unless there is an other than temporary decline in value. For U.S. GAAP purposes, short-term investments are classified as available–for-sale securities and carried at period-end quoted market values and the differences recorded, net of applicable income taxes, as adjustments to accumulated other comprehensive loss.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

c)	The significant effects on the consolidated financial statements relative to U.S. GAAP are as follows:

	i.	Consolidated Statements of Operations

	Twelve			Twelve	Twelve
	Months	Six Months	Six Months	Months	Months
	Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	June 30,	December 31,	December
	2004	2003	2003	2002	31, 2001
	$	$	$	$	$

Loss
As reported under
Canadian GAAP	(2,377,721)	(1,436,596)	(10,813)	-	-
Adjustment for
exploration
expenditures in the
period	(3,508,504)	(353,424)	(122,033)	(2,020,738)	(1,025,128)

Loss under U.S. GAAP	(5,886,225)	(1,790,020)	(132,846)	(2,020,738)	(1,025,128)

Other comprehensive
gain (loss):
Adjustment for
unrealized holding
loss	9,796	(9,796)	-	-	-

Comprehensive loss
under US GAAP	(5,876,429)	(1,799,816)	(132,846)	(2,020,738)	(1,025,128)

Loss per share under
U.S. GAAP *	(0.20)		(0.00)		(0.07)

	*	For December 31, 2002 and 2001, 13,800,000 was used as the weighted average share number, being the opening number of shares issued by the Company on June 30, 2003.

ii.	Consolidated Balance Sheet Items

	December 31, 2004	December 31, 2003	June 30, 2003
	$	$	$

Short-term investments
As reported under Canadian
GAAP	-	76,501	-
Adjusted for fair market value	-	(9,796)	-

Under U.S. GAAP	-	66,705	-

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

iii.	Recent accounting pronouncements

Accounting standards that the Company expects to adopt subsequent to December 31, 2004 on a prospective basis when applicable include the following:

Financial instruments-recognition and measurement, hedges, and comprehensive income

Financial instruments other than trade receivables, trade payables and certain other financial liabilities including long term debt must be recorded at fair value, not historical cost. If a financial instrument is measured at fair value, changes in its fair value is recognized in operations in the period in which they occur except for investments, and possibly certain other assets, designed as being “available for sale” changes in the fair value should be recorded directly in shareholders’ equity in a special account called “other comprehensive income” until the asset disappears or is impaired. At that time, the gains and losses are recycled to the operations statement. The result of applying this standard is that income from these investments will be reported in the operations statement as if the assets were accounted for at historical cost.

These new Canadian standards are effective for fiscal years starting on or after October 1, 2006 and can be adopted earlier but only at the beginning of a financial year and only if the company has not already issued interim financial statements that cover part of the year. The Company does not foresee any significant effects on implementation.

Whether mineral rights are tangible or intangible assets

Effective for reporting periods beginning after April 29, 2004, the United States Emerging Issues Task Force (EITF) released Issue 04-2, "Whether Mineral Rights are Tangible or Intangible Assets." The consensus was that mineral rights acquired on a business combination are tangible assets and should be recorded as a separate component of property, plant and equipment either on the face of the financial statements or in the notes. The Company will comply with the Issue in the future as required.

Mining assets - impairment in business combinations

Effective for reporting periods beginning after March 31, 2004, the EITF released Issue No. 04-3, "Mining Assets: Impairment and Business Combinations." The EITF reached consensus that an entity should include value beyond proven and probable reserves in the value allocated to mining assets in a purchase price allocation to the extent a market participant would include such value in determing the fair market value of the asset. The EITF also reached consensus that an entity should include the effects of anticipated changes in market prices of minerals when determining the fair market value of mining assets in a purchase price equation in a manner consistent with expectations of the marketplace.

An entity should also include cash flows associated with value beyond proven and probable reserves in estimates of future cash flows for determining if a mining asset is impaired under SFAS 144. An entity should also anticipate fluctuations in market prices when determining these cash flows.

The Company will comply with this Issue for any future business combination.