Form 40-F
period 2005-12-31
VICEROY EXPLORATIONS LTD
filed 2006-03-29
CIK 1012454

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 40-F

(Check One)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual Report pursuant to Section 13(a) or 15(d)of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

Commission File Number: 000-28248

VICEROY EXPLORATION LTD.
(Exact name of Registrant as specified in its charter)

British Columbia	1041	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code)	Identification Code)

Suite 520 – 700 West Pender Street
Vancouver, British Columbia, V6C 1G8
(604) 669-4777
(Address and Telephone Number of Registrant’s of principal executive offices)

Corporation Service Company
Suite 400 - 2711 Centerville Road
Wilmington, Delaware , U.S.A. 19808
1-800-927-9801
(Name, Address and Telephone Number of Agent for Service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
None	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:
☒Annual Information Form         ☒Audited Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of business of the period covered by the annual report: 42,033,043 common shares without par value

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 the "Exchange
Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.
Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the
Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

EXPLANATORY NOTE:

The Registrant is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities and Exchange Act of 1934 (the “Exchange Act”) on Form 40-F. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Accordingly, the Registrant’s equity securities are exempt from Sections 14(a), 14(b), 14(c) and 16 of the Exchange Act pursuant to Rule 3a12-3.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 40-F and the Exhibits included contain statements regarding the Registrant’s operations which constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These statements can be identified by words such as "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Registrant’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may expressed or implied by such forward-looking statements. The statements are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Forward-looking statements include statements regarding the outlook for the Registrant’s future operations, plans and timing for the Registrant’s exploration programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, and other expectations, intentions and plans that are not historical fact. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. The Registrant’s actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying the Registrant’s predictions. Some of these risks and assumptions include:

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
-    ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements.

These cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to the Registrant or persons acting on its behalf. The Registrant assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements. Investors should carefully review the cautionary statements and risk factors contained in this and other documents that are filed from time to time with the Securities and Exchange Commission.

Further, the information contained in this Annual Report on Form 40-F and in the documents incorporated by reference in this Annual Report on Form 40-F, including the information provided under the heading “Risk Factors” in the Registrant’s Annual Information Form, identifies factors that could affect the Registrant’s operating results and performance. The Registrant urges you to carefully consider these factors.

RESOURCE ESTIMATES

The Registrant’s Annual Information Form filed as Exhibit 1 to this Annual Report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. All resource estimates included in the Registrant’s Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource information contained in the Registrant’s Annual Information Form may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC, unless such information is required to be disclosed by the law of the Registrant’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any party of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Readers are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

CURRENCY

Unless otherwise indicated, all dollar amounts in the Annual Report on Form 40-F are Canadian dollars. The exchange rate of Canadian dollars into United States dollars, based upon the noon rate of exchange as reported by the Bank of Canada was U.S.$1.00 = CDN$1.1659 on December 31, 2005, and was U.S. $1.00 = CDN $1.1647 on March 21, 2006.

ANNUAL INFORMATION FORM

The Registrant’s Annual Information Form for the fiscal year ended December 31, 2005 is included herein as Exhibit 1.

AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The Registrant’s audited financial statements for the fiscal year ended December 31, 2005, including the report of the auditors with respect thereto, are included herein as Exhibit 2. The Registrant’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ from United States GAAP, and are subject to Canadian auditing and auditor independence standards, and therefore may not be comparable to financial statements of United States companies. For a reconciliation of differences between Canadian and United States generally accepted accounting principles, see Note 11 – United States generally accepted accounting principles, of the notes to the financial statements.

Management’s Discussion and Analysis

The Registrant’s management’s discussion and analysis (“MD&A”) for the fiscal year ended December 31, 2005 is included herein as Exhibit 3.

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Registrant’s management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures as of the end of the financial year ended December 31, 2005 in accordance with Rule 13a-15 of the United States Securities Exchange Act of 1934 (“Exchange Act”). Based on that evaluation, the Registrant’s management, including the chief executive officer and chief financial officer, concluded that the Registrant’s disclosure controls and procedures were effective as of the end of the 2005 financial year to ensure that information required to be disclosed by the Registrant in reports that its files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Registrant’s management, including the chief executive officer and chief financial officer, identified no change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s financial year ended December 31, 2005 and that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

The term “internal control over financial reporting” means a process designed by, or under supervision of, the Registrant’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Registrant’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of the Registrant’s assets that could have a material effect on the financial statements.

CODE OF ETHICS

The Registrant has adopted a Code of Ethics that applies to its president, chief executive officer and chief financial officer, as well as all of the Registrant’s directors, officers and employees. A copy of the Registrant’s Code of Ethics is incorporated by reference as Exhibit 11 to this Annual Report on form 40-F. Should there be any amendments or waivers to the code, they will be filed on www.sedar.com, submitted on Form 6-K and provided in print to any shareholder who requests them.

CORPORATE GOVERNANCE GUIDELINES

The Registrant’s corporate governance practices are included under “Corporate Governance Disclosure” of the Registrant’s Management Information Circular dated March 14, 2006 in compliance with Canadian securities rules and available in print to any shareholder who requests them. The Information Circular is available on www.sedar.com.

AUDIT COMMITTEE

Charter

The Registrant’s audit committee charter is attached as Schedule B to the Registrant’s Management Information Circular dated March 14, 2006. The Information Circular is available on www.sedar.com.

Composition

The following are the members of the Registrant's audit committee:

Robert V. Matthews (Chairman)
W. David Black
Richard M. Colterjohn

Mr. Colterjohn replaced previous member, Michael H. Halvorson, on November 9, 2005 at which time Mr. Halvorson was appointed to the Registrant’s Corporate Governance and Nominating Committee.

The board of directors has determined that each member of the audit committee is independent in accordance with Rule 10A-3 of the Securities Exchange Act of 1934.

Financial Expert

The Registrant’s board of directors has determined that Robert V. Matthews, Chairman of the Audit Committee, qualifies as an independent “audit committee financial expert”, as that term is defined in General Instruction B.(8) of Form 40-F. Mr. Matthews is a Chartered Accountant. He is currently President of Sheppards Building Materials Inc., was previously a director of Viceroy Resource (now Quest) and Manager/Controller for MacMillan Bloedel from 1974 to 1993. Mr. Matthews has been a director of several joint venture companies and other associations and is CFO of two other public companies. The Registrant’s Board of Directors has also determined that Mr. Matthews is independent in accordance with the independent director definition of the American Stock Exchange.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The following table sets out the Registrant’s fees paid to its independent auditor, PricewaterhouseCoopers LLP for the years ended December 31, 2005 and 2004:

	Year Ended December 31, 2004	Year Ended December 31, 2005
Audit Fees	$26,500	$83,646
Audit Related Fees	Nil	Nil
Tax Fees	$13,000	$7,167
All Other Fees	$5,650	$2,650

Audit Fees

The aggregate fees (excluding expenses) billed by the Registrant's external auditors in the year ended December 31, 2005 was $83,646. These fees related to the audit of the consolidated financial statements for the period ended December 31, 2004, the audit of the non-consolidated financial statements of Minas Argentinas (Barbados) Inc. for the eight years from 1997-2004, inclusive, and to a 2005 prospectus including related translation services.

Audit-Related Fees

There were no audit-related fees billed by the Registrant’s external auditors in the year ended December 31, 2005.

Tax Fees

Tax fees in respect of tax planning for the corporate group billed in the year ended December 31, 2005 was $7,167.

All Other Fees

Other fees billed by the Registrant’s external auditors in the year ended December 31, 2005 was $2,650 representing a subscription fee for various regulatory and professional standards in the US and Canada compiled by the Registrant’s auditors.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITORS

The Registrant’s Audit Committee pre-approves all audit services to be provided to it by the Registrant’s independent auditors. The Registrant’s Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to it by the Registrant’s independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided by the Registrant’s independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Registrant’s Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.

To date, matters requiring pre-approval of the audit committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of SEC Regulation S-X, of which there were three, were pre-approved by the chairman of the audit committee. Ratification of these has been received from the full audit committee.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has not entered into any off-balance sheet arrangements.

CONTRACTUAL COMMITMENTS

The following provides information with respect to the Registrant’s known contractual obligations as of December 31, 2005:

Payment due by period
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations (1)	126,230	82,442	43,788	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Total	126,230	82,442	43,788	-	-

(1)	Operating lease obligations are comprised of the following:

	Payments Due by Period
		Less than	1 – 3
	Total	1 year	years
	$	$	$
Vancouver office	118,853	75,065	43,788
Argentina office	7,377	7,377	-
	126,230	82,442	43,788

Additional information related to the Registrant’s obligations and commitments is provided in the notes to the audited financial statements that are included as an exhibit to this Annual Report on Form 40-F.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

The Registrant filed an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Registrant and its agent for service of process concurrently with the filing of this Form 40-F with respect to the class of securities in relation to which the obligation to file the Form 40-F arises, which Form F-X is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

VICEROY EXPLORATION LTD.

/s/ Patrick G. Downey
Patrick G. Downey
President and Chief Executive Officer

Date: March 21, 2006

EXHIBIT INDEX

Annual Information

Exhibit 1	Annual Information Form for the year ended December 31, 2005, dated March 21, 2006.

Exhibit 2

Audited Consolidated Financial Statements for the financial year ended December 31, 2005, prepared in accordance with Canadian generally accepted accounting principles, and reconciled to United States generally accepted accounting principles.

Exhibit 3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2005.

Certifications

Exhibit 4	Certifications by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit 5	Certifications by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit 6	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 7	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Consents

Exhibit 8	Consent of PricewaterhouseCoopers LLP

Exhibit 9	Consent of Ronald G. Simpson

Exhibit 10	Consent of Amec Americas Limited

Other

Exhibit 11	Code of Ethics filed with the Commission on June 24, 2004 by the Registrant, File Number 000- 28248 under the Annual Report on Form 20-F with the same Exhibit number.